Form 20-F
period 2021-06-30
Regencell Bioscience Holdings Ltd
filed 2021-10-29
CIK 1829667

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to ____________

Commission file number: 001-40617

REGENCELL BIOSCIENCE HOLDINGS LIMITED

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

11/F First Commercial Building

33-35 Leighton Road

Causeway Bay, Hong Kong

Tel: 852 2155 0823

(Address of principal executive offices)

Yat-Gai Au

Chief Executive Officer

11/F First Commercial Building

33-35 Leighton Road

Causeway Bay, Hong Kong

Tel: 852 2155 0823

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value $0.00001	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of June 30, 2021, the issuer had 10,000,000 ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

i

INTRODUCTION

Unless otherwise indicated, numerical figures included in this Annual Report on Form 20-F (the “Annual Report”) have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this Annual Report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. Numerical figures included in this Annual Report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this Annual Report are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this Annual Report are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“Hong Kong” is to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

●	“HK$” or “Hong Kong dollar” refers to the legal currency of Hong Kong;

●	“Regencell Bioscience Holdings” is to Regencell Bioscience Holdings Limited, a Cayman Islands exempted company incorporated under the laws of Cayman Islands;

●	“Regencell Bioscience Limited” is to Regencell Bioscience Limited, a Hong Kong limited liability company organized under the laws of Hong Kong and a wholly-owned subsidiary of Regencell Bioscience Holdings Limited;

●	“Regencell (BVI) Limited” is to Regencell (BVI) Limited, a British Virgin Islands business company organized under the laws of British Virgin Islands;

●	“Regencell Limited” is to Regencell Limited, a Hong Kong limited liability company organized under the laws of Hong Kong and a wholly-owned subsidiary of Regencell Bioscience Holdings Limited;

●	“Shares”, “shares” or “Ordinary Shares” are to the Ordinary Shares of Regencell Bioscience Holdings Limited, par value $0.00001 per share;

●	“TCM” refers to Traditional Chinese Medicine;

●	“The TCM Practitioner” or “our TCM Practitioner” refers to our strategic TCM research partner, Mr. Sik-Kee Au, father of our Chief Executive Officer and director; and

●	“We”, “us”, “RGC”, the “Company” or the “Group” are to one or more of Regencell Bioscience Holdings and its affiliated entities.

The translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a rate of HK$7.80 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2021. We make no representation that the Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Hong Kong dollar, as the case may be, at any particular rate or at all.

We listed our Ordinary Shares on the Nasdaq Capital Market under the symbol “RGC” on July 16, 2021.

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected historical statements of income for the years ended June 30, 2021, 2020 and 2019, and balance sheet data as of June 30, 2021 and 2020, which have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

Selected Consolidated Statements of Operations and Comprehensive Loss:

	For the Years Ended June 30,
	2021	2020	2019
Operating expenses
Selling and marketing	1,576	114,207	3,638
General and administrative	941,463	311,934	159,129
Research and development	438,323	386,230	228,223
	1,381,362	812,371	390,990

Loss from operations	(1,381,362)	(812,371)	(390,990)

Other income, net	34,617	-	-

Loss before income taxes	(1,346,745)	(812,371)	(390,990)

Provision for income tax	-	-	-

Net Loss	(1,346,745)	(812,371)	(390,990)

Weighted average number of ordinary shares
Basic and diluted	10,000,000	10,000,000	10,000,000

Loss per share
Basic and diluted	(0.13)	(0.08)	(0.04)

Selected Consolidated Statements of Financial Position:

	June 30,
	2021	2020

Total current assets	66,849	386,979
Total assets	340,134	514,018
Total current liabilities	4,337,771	3,164,910
Total liabilities	4,337,771	3,164,910
Total shareholder’s deficit	(3,997,637)	(2,650,892)

Selected Consolidated Statements of Cash Flows:

	For the Years Ended June 30,
	2021	2020	2019

Net cash used in operating activities	(767,311)	(726,573)	(390,990)
Net cash used in investing activities	-	(117,837)	-
Net cash provided by financing activities	439,745	988,082	480,994

Net change in cash	(327,566)	143,672	90,004

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Our Financial Position and Need for Capital

We are an early-stage TCM bioscience company with a limited operating history.

We are an early-stage TCM bioscience company with a limited operating history that focuses on the research, development and commercialization of TCM for the treatment of neurocognitive disorders and degenerations, specifically ADHD and ASD, and infectious diseases affecting people’s immune system such as COVID. We have incurred operating losses since our formation. We incurred total net losses of $1.35 million and $0.81 million, respectively, for the fiscal years ended June 30, 2021 and 2020. The likelihood of success of our business plan and growth strategy must be considered in light of the problems, substantial expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early-stage businesses and the regulatory and competitive environment in which we operate.

Accordingly, you should consider our annual report in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially early-stage bioscience research companies such as ours. Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history will face. In particular, potential investors should consider that we cannot assure you that we will be able to, among other things:

●	successfully implement or execute our current business plan, and we cannot assure you that our business plan is sound;

●	successfully manufacture and commercialize our standardized liquid-based TCM formulae treatment for mild, moderate and severe ADHD and ASD patients after our second research studies;

●	successfully complete the research studies to obtain regulatory approval for the marketing of our TCM formulae candidates;

●	obtain, secure, maintain and, as necessary, defend our intellectual property rights;

●	attract and retain an experienced management and research team;

●	launch commercial sales of our standardized liquid-based TCM formulae candidates, whether alone or in collaboration with others;

●	raise sufficient funds in the capital markets or otherwise to effectuate our business plan;

●	utilize the funds that we do have and/or raise in this offering or in the future to efficiently execute our business strategy; and

●	our investment to establish a joint venture with Honor Epic Enterprises Limited to offer COVID-19 related treatments to patients in ASEAN countries, India, Japan, Australia and New Zealand will be successful and receive returns.

If we cannot successfully execute any one of the foregoing, our business may fail and your investment will be adversely affected.

We have not generated revenue from any TCM formulae candidates or applied for any regulatory approvals, nor have distribution capabilities or experience or any granted patents or pending patent applications, and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. As of the date of this Annual Report, we have not applied for any regulatory approvals, no granted or pending patent applications and we have no distribution capabilities or experience, and we have not generated any revenue from our development stage TCM formulae candidates and we do not know when, or if, we will generate any such revenue. We do not expect to generate significant revenue unless and until we obtain marketing approval of our standardized TCM formulae candidates, produce and commercialize products based on such TCM formulae. Our ability to generate future revenue from sales of products based on our TCM formulae depends heavily on our success in many areas, including but not limited to:

●	obtaining favorable results from and progress the research studies of our TCM formulae candidates;

●	developing and obtaining regulatory approval for registration for our TCM formulae candidates;

●	accurately identifying demand for our product candidates;

●	continued consumer interest in treatments to the symptoms of ADHD and ASD;

●	obtaining market acceptance of our liquid-based TCM formulae treatment, if approved for marketing, as viable treatment options for ADHD and ASD;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter; and

●	recruiting and retaining qualified personnel.

We have limited sources of working capital and will need substantial additional financing.

The working capital required to implement our business plan will most likely be provided by funds obtained through offerings of our equity, debt, debt-linked securities, and/or equity-linked securities, and, in the future, revenues generated by us. No assurance can be given that we will have revenues sufficient to sustain our operations or that we would be able to obtain equity/debt financing in the current economic environment. If we do not have sufficient working capital or raise additional funds, we may delay the completion of or significantly reduce the scope of our current business plan; delay some of our research and development; postpone the hiring of new personnel; or, under certain dire financial circumstances, substantially curtail or cease our operations.

Our inability to obtain sufficient additional financing would have a material adverse effect on our ability to implement our business plan and, as a result, could require us to significantly curtail or potentially cease our operations. Our ability to complete additional financings is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of our business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

Risks Related to Our Product Development, Regulatory Approval, Manufacturing and Commercialization

Our standardized TCM formulae candidates for mild, moderate and severe ADHD and ASD patients are still in development. If we are unable to obtain regulatory approval and ultimately commercialize our standardized TCM formulae and/or products based on our TCM formulae or experience significant delays in doing so, our business, financial condition, results of operations, and prospects will be materially and adversely affected.

Currently, three standardized TCM formulae candidates for mild, moderate and severe ADHD and ASD patients are under research and development. None of the formulae candidates are currently in the process of the regulatory approval and commercialization. Our ability to generate revenues from our standardized TCM formulae candidates are dependent on the completion of our research and development, receipt of regulatory approval and successfully commercializing products based on such formulae, which may never occur. Each of our TCM formulae candidates will require additional research and development, regulatory approval in Hong Kong and other jurisdictions where we plan to sell, development of manufacturing supply and capacity, substantial investment, and significant marketing efforts before we generate any revenue from product sales. The success of our three standardized TCM formulae candidates for mild, moderate and severe patients will depend on several factors, including the following:

●	successful enrollment in, and completion of, research studies;

●	receipt of regulatory approvals from applicable regulatory authorities for planned research studies, future research studies, or drug registrations, manufacturing and commercialization;

●	successful completion of all safety studies required to obtain regulatory approval in Hong Kong and other jurisdictions in which our standardized TCM formulae candidates intend to sell;

●	developing commercial manufacturing capabilities to the specifications for our candidates for clinical supply and commercial manufacturing;

●	making and maintaining arrangements with third-party TCM raw material suppliers or manufacturers;

●	obtaining and maintaining patent, trade secret and other intellectual property protection and/or regulatory exclusivity for our standardized TCM formula candidates;

●	launching commercial sales of our standardized liquid-based TCM formulae treatment, if and when approved, whether alone or in collaboration with others;

●	acceptance of the standardized liquid-based TCM formulae treatment, if and when approved, by patients and the medical community;

●	effectively competing with other therapies and alternative drugs, particularly those for ADHD and ASD;

●	successfully enforcing and defending intellectual property rights and claims; and

●	maintaining a continued acceptable safety profile of the standardized TCM formulae candidates following regulatory approval.

The success of our business is highly dependent upon our ability to develop and commercialize our standardized TCM formulae candidates for ADHD and ASD, of which has research studies currently on-going. As a result, our business is substantially dependent on our ability to complete the research and development of, obtain regulatory approval for, and successfully commercialize our standardized liquid-based TCM formulae treatment and other TCM formulae candidates for ADHD and ASD patients in a timely manner.

We cannot commercialize standardized TCM formulae candidates in Hong Kong, where we intend to launch our first standardized TCM formulae and products, without first obtaining regulatory approval from authorities concerned in Hong Kong. The process to develop, obtain regulatory approval for, and commercialize standardized TCM formulae candidates is long, complex, and costly and approval may not be granted. Obtaining regulatory approval in one jurisdiction does not mean that regulatory approval will be obtained in any other jurisdiction. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. No assurance can be given that we can obtain regulatory approval in Hong Kong, even if our TCM formulae candidates, which to be proved its efficiency, were to successfully obtain approval from the Hong Kong Chinese Medicines Board, we would still need to seek approval in other jurisdictions where we plan to market the product. Any safety issues, product recalls, or other incidents related to products approved and marketed in one jurisdiction may impact the approval of those products by another jurisdiction. If we are unable to obtain regulatory approval for our standardized TCM formulae candidates in one or more jurisdictions, or any approval contains significant limitations imposed on certain standardized TCM formulae candidates, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of our TCM formulae candidates or any other TCM formulae candidates that we may acquire or develop in the future.

Our research and development of TCM formulae candidates is at an early stage of development and all of our TCM formulae candidates may require significant interactions with regulatory authorities and investments before their respective commercial launches. If we are unable to advance our TCM formulae candidates to final development, meet regulatory requirements, including obtaining regulatory approval, where applicable, or ultimately commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

Our research and development of TCM formulae is at an early stage and will require significant investment and regulatory approvals prior to commercialization. Each of our TCM formulae candidates will require additional research and development, obtaining regulatory approval, such as obtaining manufacturing supply, substantial investment and significant marketing efforts before it generates any revenue from product sales. We are not permitted to market or promote any of our standardized TCM formulae candidates before our receipt of regulatory approval from the Hong Kong Chinese Medicines Board, or comparable regulatory authorities, and we may never receive such regulatory approval for any such standardized TCM formulae candidates.

The success of our product candidates will depend on several factors, including but not limited to the following:

●	receipt of regulatory approvals from applicable regulatory authorities for drug product candidates or, alternatively, compliance with regulatory requirements applicable to non-drug products;

●	establishing current GMP-compliant supply and commercial manufacturing operations or deciding with GMP-compliant third-party manufacturers for supply and commercial manufacturing;

●	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

●	launching commercial sales of our product candidates, if and when approved or allowed for marketing, whether alone or in collaboration with others; and

●	maintaining a continued acceptable safety profile of the product candidates following approval or commercialization.

We cannot be certain that research and development of any of our TCM formulae candidates will be successful or that we will obtain regulatory approval or be able to successfully commercialize any product based on our TCM formulae and generate revenue. Success in our research studies does not ensure that application of regulatory approval will be successful. Our research studies may fail to demonstrate that our TCM formulae candidates are safe and effective for their proposed uses. Any such failure could cause us to abandon further development of any one or more of our TCM formulae candidates and may delay development of other TCM formulae candidates. Any delay in, or termination of, our development will delay and possibly preclude the filing with regulatory authorities and, ultimately, our ability to commercialize the TCM formulae candidates and generate revenue.

Although the assessment tools for assessment of ADHD and ASD are globally recognized, the outcome of our research study may be subject to some biases of parents and caregivers of patients because we relied on the data provided by them.

The assessment tools we used in our research study include Autism Treatment Evaluation Checklist (ATEC), Gilliam Autism Rating Scale (GARS), Vanderbilt ADHD Diagnostic Parent Rating Scale (VADRS), and Swanson, Nolan, and Pelham (SNAP)-IV 26-item Parent Rating Scale (SNAP-IV-26). These assessment tools are globally recognized and accepted methods of scoring severity levels of ADHD and ASD patients.

We believe that these assessment tools serve a useful purpose in helping us to evaluate whether our TCM formulae candidates are having their intended effects, and that they may thus enable us to identify additional TCM formulae candidates, to direct our resources efficiently, and to provide data support for our future application of proprietary Chinese medicine (“pCm”) registrations with the Hong Kong Chinese Medicine Council.

Notwithstanding the foregoing, we rely on parents or caregivers of patients to provide us with initial data which we cannot guarantee the accuracy. If the parents and caregivers of enrolled ADHD and ASD patients fail to observe and record accurately, then we will not only fail to realize any benefits from using these assessment tools, but may also be led to invest time and financial resources inefficiently in attempting to develop inappropriate TCM formulae candidates.

If we encounter difficulties enrolling patients in our research studies, our TCM formulae development could be delayed or otherwise adversely affected.

We conduct research studies involving TCM formulae candidates whose activity and specificity have been optimized by our TCM Practitioner in his prior ADHD and ASD treatments. Timely completion of research studies in accordance with the protocols depends, among other things, on our ability to enroll a sufficient number of patients who meet the research study criteria and remain in the study until the conclusion. We may experience difficulties enrolling and retaining appropriate patients in its research study for a variety of reasons, including but not limited to:

●	the size and nature of the patient population;

●	patient eligibility criteria defined in the research study protocol;

●	the size of study population required for statistical analysis of the study’s primary endpoints;

●	the design of the study and changes to the design of the study;

●	our ability to recruit personnel with the appropriate competencies and experience;

●	competing research studies for similar therapies or other new therapeutics, which will reduce the number and types of patients available;

●	patients’ perceptions as to the potential advantages and side effects of the TCM formulae being studied in relation to other available therapies, including any new drug candidates or treatments that may be approved for the indications we are investigating;

●	our ability to obtain and maintain patient consents;

●	patients enrolled in research study that may not complete a research study; and

●	the availability of approved therapies that are similar to our TCM formulae candidates.

Even if we are able to enroll a sufficient number of patients in our research study, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned research studies, which could prevent completion of these studies and adversely affect our ability to advance the development of our TCM formulae candidates.

Results of our earlier studies on personalized TCM formulae may not be predictive of future research study results. Failure can occur at any stage of research and development.

The results of research studies of our personalized TCM formulae may not be predictive of the results of standardized TCM formulae candidates. Standardized TCM formulae candidates may fail to show the desired safety and efficacy despite positive results of personalized TCM formulae. Based upon negative or inconclusive results, we, along with our TCM Practitioner or any potential future collaborator may decide, or regulators may require us, to conduct additional research studies. In addition, data obtained from research studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit, or prevent regulatory approval.

As of the date of this Annual Report, we have started our second research study in ADHD and ASD in Hong Kong. However, there is no assurance that whether our second research study needs to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Research studies can be delayed or aborted for a variety of reasons, including delay or failure to:

●	recruit suitable patients to participate in research studies and have such patients complete the research studies or return for post-treatment follow-up;

●	address any patient safety concerns that arise during the course of a research study;

●	ensure that patients comply with and complete research study protocol;

●	initiate or add a sufficient number of research study sites;

●	manufacture sufficient quantities of TCM formulae candidate for use in research studies and ensure research study material is provided to research study sites in a timely manner; and

●	obtain the statistical analysis plan to be used to evaluate the research study data.

Qualified patient enrollment is a significant factor in our research studies and is affected by many factors, including the size and nature of the patient population, the eligibility criteria for the studies, the design of the research study, competing research studies and patients’ perceptions as to the potential advantages of the TCM formulae being studied in relation to other available therapies.

If we experience delays in the start or completion of, or termination of, any research studies of our TCM formulae candidates, the commercial prospects of our TCM formulae candidates may be affected, and our ability to generate product revenues will be delayed. In addition, any delays in completing our research studies will increase our costs, slow down our TCM formulae candidates’ development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may negatively harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of research studies may also ultimately lead to the denial of regulatory approval of our TCM formulae candidates.

Our TCM formulae candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if any.

Potential undesirable side effects caused by our TCM formulae candidates may cause it to interrupt, delay, or halt research studies or could cause regulatory authorities to interrupt, delay, or halt our research studies or could result in a more restrictive label or the delay or denial of regulatory approval by the Hong Kong Chinese Medicines Board, or other regulatory authorities. We may observe some potential side effects in future research studies that could affect patient recruitment or the ability of enrolled patients to complete the study or result in potential product liability claims. Any of these occurrences may harm our business, financial condition, and prospects significantly.

Our research studies assessed a sample of the potential patient population. With a limited number of patients and duration of exposure, rare and severe side effects of our TCM formulae candidates may only be uncovered with a large number of patients exposed to the TCM formulae treatment. If our TCM formulae candidates receive regulatory approval and we, our partners, or others identify undesirable side effects caused by such standardized liquid-based TCM formulae treatment after such approval, a number of potentially significant negative consequences could result, including:

●	the Hong Kong Chinese Medicines Board or other comparable regulatory authorities may withdraw or limit their approval of such standardized TCM formulae candidates;

●	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

●	we may be required to change the way such standardized TCM formulae candidates are distributed or administered, conduct additional research studies, or change the labeling of our TCM formulae treatment;

●	the Hong Kong Chinese Medicines Board or other comparable regulatory authorities may require a risk evaluation and mitigation strategy, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

●	we may be subject to regulatory investigations and government enforcement actions;

●	we may decide to remove such TCM formulae treatment from the marketplace;

●	we could be sued and held liable for injury caused to individuals exposed to or taking our TCM formulae treatment; and

●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected TCM formulae treatment and could substantially increase the costs of commercializing our TCM formulae treatment, if approved, and significantly impact our ability to successfully commercialize our TCM formulae candidates and generate revenue.

If any of our TCM formulae candidates are approved for marketing and commercialization and we are unable to develop manufacture, sales, marketing and distribution capabilities on our own or enter into agreements with third parties to produce and sell our products on acceptable terms, we will be unable to successfully commercialize any such future therapeutics.

We currently have no sales and marketing, or distribution capabilities or experience. In order to commercialize our standardized TCM formulae candidates, if approved, we must build marketing and sales capabilities or decide to make arrangements with third parties to produce and sell products, and we may not be successful in doing so. Building the requisite sales, marketing or distribution capabilities will be expensive and time-consuming and will require significant attention of our leadership team to manage. Any failure or delay in the development of our sales, marketing or distribution capabilities would adversely impact the commercialization of our products. The competition for talented individuals experienced in selling and marketing TCM products is intense, and we cannot assure you that we can assemble an effective team. Additionally, we may choose to collaborate with third parties on the commercialization of our standardized TCM formulae candidates. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our standardized TCM formulae candidates if and when we receive regulatory approval or any such commercialization may experience delays or limitations.

We may be subject to additional risks related to operating in foreign countries either ourselves or through a third-party, including:

●	differing regulatory requirements in foreign countries;

●	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

●	economic weakness, including inflation or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

●	foreign taxes, including withholding of payroll taxes;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

●	difficulties staffing and managing foreign operations;

●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

●	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geopolitical actions, including war and terrorism.

If we fail to increase our brand recognition, we may face difficulty in obtaining new customers or patients.

We believe that developing, maintaining and enhancing our brand recognition in a cost-effective manner outside of that market is critical to achieving widespread acceptance of our future products and is an important element in our effort to build our customer or patient base. Successful promotion of our brand and products in the TCM and medical industry will depend largely on our ability to maintain a sizeable and active customer or patient base, our marketing efforts and ability to provide reliable and useful products and treatments at competitive prices. Brand promotion activities may not yield increased revenue in the near future, and even if they do, any increased revenue may not offset the expenses we will incur in building our brand. If we fail to successfully promote and maintain our brand during our commercialization period, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough customers or patients to the extent necessary to realize a sufficient return on our brand-building efforts, in which case our business, operating results and financial condition, would be materially adversely affected.

Our success depends on our ability to obtain and protect our intellectual property.

The TCM formulae are the core of our business operation and TCM research and development. We seek to protect the TCM formulae candidates and technology that we consider commercially important by filing patent applications in Hong Kong and abroad or rely on our trade secrets. Although we intend to file for patent applications with the authorities concerned in Hong Kong, there is no assurance that they will be granted, or that, if granted, any of our future patents will be held valid and enforceable against third-party infringement, or that our formulae will not infringe any third-party patent or intellectual property.

Any patents relating to our formulae, if granted, may not be sufficiently broad to protect them. In addition, our patents, if granted, may be challenged, potentially invalidated or potentially circumvented. Our patents, if granted, may not afford us protection against competitors with similar formulae or permit the commercialization of our products without infringing third-party patents or other intellectual property rights.

Further, we also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. We have received trademark certificates for “腦還原®” (directly translates as “brain restoration”), “RGC Regencell®” and “Sik-Kee Au TCM Brain Theory™” from the Hong Kong Registrar of Trade Marks. However, third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. Further, our competitors may infringe our trademarks, or we may not have adequate resources to enforce our trademarks. Effective trademark protection may not be available or may not be sought in every country in which our products are made available in the future. In the event that our trademarks or applications are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing these new brands.

Third parties may make claims challenging the inventorship or ownership of our TCM formulae. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position.

We also rely on trade secrets, including unpatented know-how, technology and TCM related regulatory protection, to maintain our competitive position in our TCM research. While our current employment agreements with our employees contain provisions protecting our confidential information, including the knowledge of proprietary Chinese medicine, prescriptions, techniques, and skills, we may seek to protect, in part, by entering into separate confidentiality agreements with licensees, suppliers, employees and consultants in the future. These agreements may be breached and there may not be adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Moreover, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors. If patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to these products.

Adverse publicity associated with our TCM formulae candidates, ingredients or network marketing program, or those of similar companies, could harm our financial condition and operating results.

The results of our operations may be significantly affected by the public’s perception of our TCM formulae candidates and the overall TCM treatment industry. This perception is dependent upon opinions concerning:

●	the safety and quality of our TCM formulae and ingredients;

●	the safety and quality of similar products and ingredients distributed by other TCM companies; and

●	our sales force.

Adverse publicity concerning any actual or purported failure to comply with applicable laws and regulations regarding product claims and advertising, good manufacturing practices, or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on our goodwill and could negatively affect our sales and ability to generate revenue. In addition, our consumers’ perception of the safety and quality of products and ingredients as well as similar products and ingredients distributed by other companies can be significantly influenced by media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning our TCM formulae candidates or ingredients or similar products and ingredients distributed by other companies. Adverse publicity, whether or not accurate or resulting from consumers’ use or misuse of our TCM formulae treatment, that associates consumption of our TCM formulae treatment or ingredients or any similar products or ingredients with illness or other adverse effects, questions the benefits of our or similar products or claims that any such products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could negatively impact our reputation or the market demand for our TCM formulae treatment.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

As to the products we intend to manufacture, we must manage our supply chain for raw materials and delivery of our products. Our raw material used in research study is currently sourced by the TCM Practitioner from Hong Kong vendors under the Hong Kong Chinese Medicine Regulatory Office guideline. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery in Hong Kong. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver some of our products.

Our raw materials are not sourced from endangered species of animals or plants. All of our raw materials are readily available in over 6,000 TCM stores, wholesalers, and other distribution channels in Hong Kong.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees, contractors, or consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We face risks related to health epidemics and outbreaks, including the SARS-Cov-2 (or COVID-19) pandemic, which could significantly disrupt our ongoing research studies, and therefore our receipt of necessary regulatory approvals could be delayed or prevented.

We face risks related to health epidemics or outbreaks of communicable diseases, for example, the outbreak of the COVID-19. The outbreak of such communicable diseases could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of many countries, which in the case of COVID-19 has occurred. In addition, the COVID-19 pandemic may have a severe effect on our ongoing and future research studies of many TCM formulae candidates. The extent to which the COVID-19 pandemic may impact our research studies will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and geographic reach of the outbreak, the severity of COVID-19, and the effectiveness of actions to contain and treat COVID-19 in Hong Kong. The continued spread of COVID-19 globally could adversely impact our research study operations, including our ability to recruit and retain patients if an outbreak outlasts in Hong Kong. Disruptions or restrictions on our ability to travel to monitor data from our enrolled patients, or to conduct research studies, or the ability of patients enrolled in our studies to travel, as well as temporary closures of our facilities would negatively impact our research study activities. As a result, the expected timeline for data readouts of our research studies on enrolled patients and certain regulatory filings may be negatively impacted, which would adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our financial results.

General Company Related Risks

We have a very limited operating history, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We commenced our operations in Hong Kong through our wholly-owned subsidiary Regencell Bioscience Limited in 2015. Our operations to date have been limited to organizing and staffing the company, partnering with the TCM Practitioner to conduct research studies, identifying potential partnerships and TCM formulae candidates, acquiring TCM raw materials, and conducting research and development activities for our TCM formulae candidates. We have not yet demonstrated the ability to successfully complete large-scale, pivotal research studies. We have also not yet applied for or obtained regulatory approval for, or demonstrated an ability to manufacture or commercialize, any of our TCM formulae candidates. Consequently, any predictions about our future success, performance, or viability may not be as accurate as they could be if it had a longer operating history or approved products on the market.

Our limited operating history, particularly in light of the evolving TCM formulae research and development industry in which we operate, may make it difficult to evaluate our current business and prospects for future performance. Our short history makes any assessment of our future performance or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in evolving fields as we seek to transition to a company capable of supporting commercial activities. In addition, as a new business, we may be more likely to encounter unforeseen expenses, difficulties, complications, and delays due to limited experience. If we do not address these risks and difficulties successfully, our business will suffer.

There is uncertainty regarding our ability to continue as a going concern, indicating the possibility that we may be required to curtail or discontinue our operations in the future. If we discontinue our operations, you may lose all of your investment.

We incurred total net losses of $1.35 million and $0.81 million, respectively, for the fiscal years ended June 30, 2021 and 2020, and have completed only the preliminary stages of our business plan. We anticipate incurring additional losses before realizing any revenues. We may need additional financing in order to meet our continuing obligations and ultimately, to attain profitability in the future. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue our business. If we are unable to obtain enough financing from outside sources before we produce enough revenues, we may be forced to sell our assets, or curtail or discontinue our operations. If this happens, you could lose all or part of your investment.

Our future operating results are difficult to predict and may vary significantly from quarter to quarter, which may adversely affect the price of our Ordinary Shares.

Our limited research progress of our standardized TCM formulae candidates, together with our history of losses, make prediction of future operating results difficult. You should not rely on our past performance as any indication of future growth rates or operating results. Our valuation and the price of our securities likely will fall in the event our operating results do not meet the expectations of analysts and investors. Comparisons of our quarterly operating results are an unreliable indication of our future performance because they are likely to vary significantly based on many factors, including:

●	our inability to enroll enough mild-to-moderate ADHD and ASD patients into our second research studies;

●	the success of our standardized TCM formulae candidates to treat individuals with ADHD or ASD, and the possible future introduction of new products and treatments for ADHD or ASD;

●	the successful completion of future research studies, and the possibility that the results of any future study may be adverse to our product and services, or reveal some heretofore unknown risk to patients from treatment in the personalized TCM formulae; the failure by us to make professional presentation and publication of positive outcomes data from these research studies;

●	our ability to commercialize the standardized TCM formulae candidates in Hong Kong once we obtain permission from the Hong Kong Chinese Medicines Board;

●	the expansion and rate of success of our marketing and advertising efforts to ADHD and ASD patients, and the rate of success of our direct sales force in Hong Kong;

●	failure of third-party contract manufacturers to deliver products or provide services in a cost effective and timely manner;

●	our failure to compete with other treatment for ADHD and ASD;

●	actions relating to ongoing Chinese Medicine Ordinance of Hong Kong compliance;

●	unanticipated delays in the development and introduction of our future products and/or our inability to control costs;

●	the effects of global or local pandemics or epidemics and governmental responses, such as COVID-19; and

●	general economic conditions as well as those specific to our customers and markets.

Therefore, you should expect that our results of operations will be difficult to predict, which will make an investment in our company uncertain.

Future debt agreements may contain, restrictions that may limit our flexibility in operating our business.

Documents governing our future indebtedness, or in connection with additional capital raises, if any, may contain, numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. Restrictive covenants included in the above-mentioned credit facility include restrictions on, among others, our ability to incur or permit additional indebtedness and change the nature of our business.

Our ability to comply with these and other provisions of the existing loan agreement is dependent on our future performance, which will be subject to many factors, some of which are beyond our control. The breach of any negative covenants in our current or future agreements could result in an event of default, as may be defined in such agreements, thereby leading to a potential default interest rate or immediate repayment of any borrowed amounts. These restrictive covenants which may be in place from time to time and a lack of compliance by us could limit our flexibility in operating our business. We currently entered into a loan agreement with Mr. Yat-Gai Au, our CEO and director, which is subject to written amendment by both parties to extend the term of loans. We cannot guarantee you that we can extend the loans with him in the future without being requested to accept additional restrictions in connection with our future business operations.

We are wholly dependent on certain key personnel and our strategic partner, Mr. Sik-Kee Au, the father of our founder, director, and CEO, and loss of these individuals could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, and research and development expertise and potential sales and marketing of key personnel. We are dependent on the services of Mr. Yat-Gai Au, our founder, director, and CEO, and Dr. Yi-Chung Chao, our Chief Medical Officer (“CMO”) and director, for the continued growth and operation of our Company, and critical to our overall management, as well as the continued development of our strategic direction, due to their experience, personal and business contacts in Hong Kong and the US.

Our success of developing standardized TCM formulae candidates is wholly dependent upon our strategic partnership with Mr. Sik-Kee Au, the TCM Practitioner, the father of Mr. Yat-Gai Au, our director and CEO, for the continued research and development of the formulae candidates for the Company. The whole basis of our TCM research is the TCM formulae transferred by the TCM Practitioner, which was developed based on Sik-Kee Au TCM Brain Theory™️. We may not be able to retain our partnership with the TCM Practitioner for any given period of time. We are reliant upon the TCM Practitioner to provide these research services and have little control over his availability or expertise, except our Partnership Agreements with the TCM Practitioner. Although we have no reason to believe that he will terminate the partnership relationship with us, the interruption or loss of his services would adversely affect our ability to effectively run our business and pursue our research on standardized TCM formulae candidates as well as our results of operations. We also highly rely upon Dr. Yi-Chung Chao’s collection and analysis over the research data of our research study. The loss of any of these individuals could have a material adverse effect upon our business, financial condition, and results of operations. We do not carry key man life insurance for any of our key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire these personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected.

We must attract, recruit and retain a sizeable workforce of technically competent employees. Competition for senior management and personnel in Hong Kong is intense and the pool of qualified candidates in Hong Kong is very limited. We may not be able to retain the services of our senior executives or personnel, or attract and retain high-quality senior executives or personnel in the future. This failure could materially and adversely affect our future growth and financial condition.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In the course of auditing our consolidated financial statements as of and for the years ended June 30, 2021, and 2020, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) our lack of internal audit function to establish formal risk assessment process and internal control framework.

Our management identified material weaknesses in the design and operation of our internal controls because:

●	Our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and

●	Our lack of internal audit function to establish formal risk assessment process and internal control framework.

As defined under standards established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As a result, we have taken the following actions to strengthen our U.S. GAAP financial reporting capabilities and our internal audit function:

(1)	On December 3, 2020 the board of directors passed a resolution to appoint three independent directors and form an audit committee comprising three independent directors effective upon July 15, 2021, the effectiveness of our Form F-1 registration statement;

(2)	On January 18, 2021, we hired an experienced CFO with listed companies’ financial reporting and internal control experience;

(3)	On January 26, 2021, we hired an experienced U.S. GAAP accountant to manage the company’s U.S. GAAP financial reporting process; and

(4)	On June 2, 2021, the Company engaged BT Corporate Governance Limited, an independent internal control service provider, to enhance our internal control processes.

All internal control systems, no matter how well designed, have inherent limitations including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of internal controls may vary over time. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our Ordinary Shares to decline. In addition, it could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in this Annual Report. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We may not be able to compete effectively against our competitors.

We are at the early stage of the development of our liquid-based TCM formulae treatment and have not sold any products successfully. We expect to face competition in the future that may result in revenue reductions for the liquid-based TCM formulae treatment that we plan to deliver. We will be at a competitive disadvantage in obtaining the facilities, employees, financing and other resources required to provide services demanded by prospective customers. Our opportunity to obtain customers may be limited by our financial resources and other assets.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the Nasdaq Capital Markets, and other applicable securities rules and regulations. Compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” As a foreign private issuer, the Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Our business model may not be sufficient to ensure our success in our intended market.

Our survival is currently dependent upon the success of our efforts to gain ADHD and ASD patients’ acceptance of liquid-based TCM formulae treatment that will ultimately represent a very small segment in our targeted industry when it is completed. Should our target market not be as responsive to our products as we anticipate, we may not have in place alternate products or services that we can offer to ensure our survival.

Our TCM formulae treatment may not be desired for purchase by patients, or potential competitors may develop services that imitate or compete with ours or prospective offers and take our targeted revenue stream away from us or reduce our ability to command profitable revenue streams for our products. If international pharmaceutical companies, develop more successful products to cure ADHD or ASD or offer competitive products at a lower price, our revenue, margins, and profitability will suffer.

Our TCM business is subject to inherent risks relating to product liability and personal injury claims.

TCM companies, similar to pharmaceutical companies, are exposed to risks inherent in the manufacturing and distribution of TCM products, such as with respect to improper filling of prescriptions, labeling of prescriptions, inadequacy of warnings, and unintentional distribution of counterfeit products. In addition, product liability claims may be asserted against us with respect to any of the products we sell and as a distributor, we are required to pay for damages for any successful product liability claim against us, although we may have the right under applicable Hong Kong laws, rules and regulations to recover from the relevant manufacturer for compensation we paid to our customers in connection with a product liability claim. We may also be obligated to recall affected products. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business, and our reputation as well as our brand name may also suffer.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our Ordinary Shares could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income and assets, we do not believe that we were a passive foreign investment company, or a PFIC, for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and will depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of our Ordinary Shares, which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

If we are a PFIC for any taxable year during which a United States person holds Ordinary Shares, certain adverse United States federal income tax consequences could apply to such United States person. See “Taxation—Passive Foreign Investment Company.”

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by Cayman Islands law requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Ordinary Shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

The market price for our Ordinary Shares may be volatile.

Our Ordinary Shares may be very thinly traded, and the price if traded may not reflect our value. There can be no assurance that there will be an active market for our Ordinary Shares in the future. The market liquidity will be dependent on the perception of our operating business and any steps that our management might take to bring us to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. If a more active market should develop, the price may be highly volatile. The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technological innovations in the industry;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

A possible “short squeeze” due to a sudden increase in demand of our Ordinary Shares that largely exceeds supply may lead to price volatility in our Ordinary Shares.

Investors may purchase our Ordinary Shares to hedge existing exposure in our Ordinary Shares or to speculate on the price of our Ordinary Shares. Speculation on the price of our Ordinary Shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our Ordinary Shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our Ordinary Shares for delivery to lenders of our Ordinary Shares. Those repurchases may in turn, dramatically increase the price of our Ordinary Shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our Ordinary Shares that are not directly correlated to the performance or prospects of our company and once investors purchase the shares of Ordinary Shares necessary to cover their short position the price of our Ordinary Shares may decline.

Our founder and CEO will continue to own a significant percentage of our Ordinary Shares and will be able to exert significant control over matters subject to shareholder approval.

Mr. Yat-Gai Au, our founder and CEO, currently beneficially owns 79.76% of the Company through Regencell (BVI) Limited, and the Company will continue to be controlled by him. Therefore, he has the ability to substantially influence us through this ownership position. For example, he may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. His interests may not always coincide with our corporate interests or the interests of other shareholders, and he may act in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as he continues to own a significant amount of our equity, he will continue to be able to strongly influence or effectively control our decisions.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Yat-Gai Au, our founder, director and CEO, currently beneficially own 79.76% of our Ordinary Shares. As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under Nasdaq Market place Rules.

For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our CEO must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Cayman Islands law does not impose any fiduciary or other duties on a majority (or controlling) shareholder in respect of the company or any minority shareholders.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our shares, the price and trading volume of our Ordinary Shares could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If no or few securities or industry analysts commence coverage of us, the trading price for our securities would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our share performance, or if our operating results fail to meet the expectations of analysts, the price of our securities would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Ordinary Shares to decline.

Risks Related to Doing Business in Hong Kong

Our company currently does not have any operations in mainland China. Accordingly, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations. However, if certain PRC laws and regulations were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our Ordinary Shares, to significantly decline or become worthless. See the following risk factors of “Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us” and “The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. We are a Hong Kong-based company with no operations in mainland China. However, if we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of your Ordinary Shares, which would materially affect the interests of investors.”

Political risks associated with conducting business in Hong Kong.

Our operations are based in Hong Kong. Accordingly, our business operation and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this prospectus, we maintain substantially all of our operations in Hong Kong and, specifically, from Regencell Bioscience Limited. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of Regencell Bioscience Limited. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect the amount of proceeds we will have available for our business.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, including Hong Kong, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company.

Our international operations involve special risks.

Our international operations involve financial and business risks that differ from or are in addition to those faced by our Hong Kong operations, including:

●	cultural and language differences;

●	limited “brand” recognition;

●	different employment laws and rules, employment or service contracts, compensation methods, and social and cultural factors that could result in employee turnover, lower utilization rates, higher costs and cyclical fluctuations in utilization that could adversely affect financial and operating results;

●	foreign currency disruptions and currency fluctuations between the Hong Kong dollar and foreign currencies that could adversely affect financial and operating results;

●	different legal and regulatory requirements and other barriers to conducting business;

●	greater difficulties in resolving the collection of receivables when legal proceedings are necessary;

●	greater difficulties in managing our non-Hong Kong operations, including client relationships, in certain locations;

●	disparate systems, policies, procedures and processes;

●	failure to comply with the FCPA and anti-bribery laws of other jurisdictions;

●	higher operating costs;

●	longer sales and/or collections cycles;

●	potential restrictions or adverse tax consequences for the repatriation of foreign earnings, such as trapped foreign losses and importation or withholding taxes;

●	different or less stable political and/or economic environments;

●	conflicts between and among the Hong Kong and countries in which we conduct business, including those arising from trade disputes or disruptions, the termination or suspension of treaties, or boycotts; and

●	civil disturbances or other catastrophic events that reduce business activity.

If we are not able to quickly adapt to or effectively manage our operations in geographic markets outside the Hong Kong, our business prospects and results of operations could be negatively impacted.

Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.

We currently do not have or intend to have any subsidiary or any contractual arrangement to establish a variable interest entity structure with any entity in mainland China, and we have direct ownership of our operating entities, Regencell Bioscience Limited and Regencell Limited in Hong Kong. However, as our principal executive offices are located, and we operate, in Hong Kong, a special administrative region of China, there is no guarantee that if certain existing or future laws of the PRC become applicable to a company such as us, it will not have a material adverse impact on our business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

Except for the Basic Law, the national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

The laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to us, we may be subject to the risks and uncertainties associated with the legal system in the PRC, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice. We currently do not have plan to expand our operation or acquire any operation in the mainland China. However, we may also become subject to the laws and regulations of the PRC to the extent we commence business and customer facing operations in mainland China as a result of any future acquisition, expansion or organic growth.

The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. We are a Hong Kong-based company with no operations in mainland China. However, if we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of your ADSs, which would materially affect the interest of the investors.

The PRC legal system is evolving rapidly and the PRC laws, regulations, and rules may change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation of these laws, rules and regulations may contain inconsistences, the enforcement of which involves uncertainties. The PRC government has exercised and continues to exercise substantial control over many sectors of the PRC economy through regulation and/or state ownership. Government actions have had, and may continue to have, a significant effect on economic conditions in the PRC and businesses which are subject to such government actions.

We are a Hong Kong-based company with no operations in mainland China, and we have direct ownership of our operating entities, Regencell Bioscience Limited and Regencell Limited in Hong Kong. Our principal executive offices are located, and we operate, in Hong Kong, a special administrative region of China. The PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities outside of mainland China, however, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our future expansion or acquisition of operations in mainland China. See “— Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the PRC which may become applicable to a company such as us.”

We currently do not have plan to expand our operation or acquire any operation in the mainland China. However, if we were to become subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our future development, expansion or acquisition of operations in the PRC, it may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the Chinese government would not intervene in or influence our operations at any time.

We were not required to obtain permission from the PRC government to list on a U.S. securities exchange and to consummate our IPO, however there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including the Ordinary Shares, to significantly decline or be worthless.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Our Ordinary Shares may be prohibited from being trading on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such Ordinary Shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor.  However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

We are a holding company incorporated on October 30, 2014, under the laws of the Cayman Islands, which has no substantive operations other than holding all of the issued and outstanding shares of Regencell Bioscience Limited and Regencell Limited.

We conduct our business through our wholly-owned subsidiaries, Regencell Bioscience Limited, a company incorporated in Hong Kong on May 12, 2015, and Regencell Limited, a company incorporated in Hong Kong on November 20, 2014.  We are an early-stage bioscience company that focuses on research, development, and commercialization of TCM for the treatment of neurocognitive disorders and degeneration, specifically ADHD and ASD, and infectious diseases affecting people’s immune system such as COVID. Our goal is to save and improve the lives of patients, their families and caregivers and become a market leader for the best treatment globally.

Currently, we conduct research and development activities in the TCM industry through Regencell Bioscience Limited, which has entered a Strategic Partnership Agreement (defined below) and a Supplemental Agreement (defined below, and collectively with the Strategic Partnership Agreement, the “Partnership Agreements”) with the TCM Practitioner.

Regencell Bioscience Holdings Limited owns 100% equity interest of Regencell Limited, which was incorporated in Hong Kong on November 20, 2014. Currently, Regencell Limited has no operation and is reserved for future expansion needs.

Our CEO and director, Mr. Yat-Gai Au, beneficially owns 100% of Regencell Bioscience Holdings Limited through Regencell (BVI) Limited, which was incorporated pursuant to the BVI Business Companies Act, 2004 on May 25, 2017. Mr. Yat-Gai Au has been the sole shareholder of Regencell (BVI) Limited since its inception. On September 28, 2020, Regencell (BVI) Limited acquired all equity interest of Regencell Bioscience Holdings Limited from Mr. Yat-Gai Au.

On May 31, 2021, we effectuated a forward split at a ratio of 1,000-for-1 to increase our authorized capital shares from 100,000,000 Ordinary Shares with a par value of $0.01 per share to 100,000,000,000 Ordinary Shares with a par value of $0.00001 per share (the “2021 Forward Split”).

On September 2, 2021, the Company’s wholly-owned subsidiary, Regencell Bioscience Limited entered into a joint venture agreement with Honor Epic Enterprises Limited to form a joint venture, Regencell Bioscience Asia Limited under the laws of Hong Kong.

Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

The Initial Public Offering

On July 20, 2021, we completed its initial public offering of 2,300,000 Ordinary Shares, $0.00001 par value per share (the “IPO”). The Ordinary Shares were sold at an offering price of $9.50 per share, generating gross proceeds of approximately $21.9 million. On August 17, 2021, the underwriter of the IPO exercised its option to purchase 325,000 additional ordinary shares of the Company, par value $0.00001 per share, at a price of $9.50 per share (the “Over-allotment Shares”). The closing of the sale of the Over-allotment Shares took place on August 19, 2021. The net proceeds of the IPO, including proceeds from the sale of Over-allotment Shares, totaled approximately $19.82 million, after deducting underwriting discounts and other related expenses.

The following charts summarize our corporate legal structure and identify our subsidiaries as of the date of this Annual Report.

B. Business Overview

Overview

Our Business Plan and Growth Strategy

Our goal is to save and improve the lives of patients, their families and caregivers and become a market leader for the best treatment globally.  The TCM Practitioner has been treating ADHD and ASD patients for over 30 years, more recently, infectious diseases affecting people’s immune system such as COVID and we intend to commercialize the TCM formulae utilized in his treatment first in Hong Kong and subsequently globalize the use of such TCM formulae in order to address the unmet medical needs of the growing ADHD and ASD patient population in other countries such as the U.S. We aim to:

●	show in a quantifiable and systematic way that the personalized TCM formulae is effective for the treatment of ADHD and ASD in our first research study;

●	file patent applications in Hong Kong and abroad;

●	verify the effectiveness of the standardized TCM formulae in our second research study;

●	set up centralized production facilities to streamline our production and support our application for the approval and registration of our proprietary Chinese medicine (“pCm”);

●	brand and commercialize our standardized TCM formulae candidates;

●	expand to other locations globally; and

●	conduct further research and development on the TCM base formula for other applications.

The projected timeline above is what we aim to achieve but there is no guarantee that any of the listed milestones will be met in the time noted or at all.

As of the date hereof, we have completed our first research study with the TCM Practitioner and have three standardized TCM formulae candidates under development targeting mild, moderate and severe ADHD and ASD patients. We also started our second research study using the three standardized TCM formulae candidates in the third quarter of 2021.  We intend to conduct further investigation and research on the application of the TCM base formula for other neurological illnesses, disorders and degeneration. We will also commercialize our standardized TCM formulae candidates by building our own specialized sales and marketing organization initially in Hong Kong after obtaining necessary approvals from Hong Kong regulatory agencies.

Our Research and Competitive Strengths

Our TCM Practitioner

We strategically partner with the TCM Practitioner, the father of Mr. Yat-Gai Au, our CEO and director. Pursuant to the strategic partnership agreement and the supplemental agreement (collectively, the “Partnership Agreements”) we have with the TCM Practitioner, we have exclusive rights and ownership of (1) all his TCM formulae and (2) the intellectual property rights of the TCM formulae, including research and development, trademark, copyright, patent and any other intellectual property rights in relation to the TCM formulae that the TCM Practitioner develops. Pursuant to the Partnership Agreements, the TCM Practitioner is responsible for research and development of TCM formulae for ADHD and ASD patients, however, any inventions, TCM formulae, utilities, improvements, research, discoveries, designs, processes, methods of manufacture and products conceived or made by the TCM Practitioner in relation to his TCM research shall be the sole and exclusive property of us. To support the TCM Practitioner’s continued research, we undertake to pay for all reasonable costs and expenses incurred by the TCM Practitioner in conducting research, testing, attending meetings/seminars, compiling records, or performing any similar acts in relation to the development of the TCM formulae. In furtherance of our research, development and commercialization of TCM formulae candidates, we have direct supervision and control over the TCM Practitioner’s TCM formulae research pursuant to the Partnership Agreements. We have full discretion to assign, refine, update, or redesign the TCM Practitioner’s research tasks from time-to-time pursuant to the Partnership Agreements.

The TCM Practitioner has been practicing TCM under the guidance of the HKCMO in his clinic in Hong Kong since 1999 and has accumulated in-depth experience of TCM research and clinical practice. For over 30 years the TCM Practitioner has focused his TCM study on TCM thesis of his father, who was a renowned TCM doctor in Hong Kong in the 1950s, and other traditional treatises of TCM. He is experienced in treating patients suffering from a wide range of neurocognitive disorders and degeneration. In particular, the TCM Practitioner has treated many children afflicted with ADHD and ASD during his practice. He has always been passionate about treating patients and giving back to society. He decided to dedicate all his efforts to treat people afflicted with incurable diseases, illnesses and disorders. Prior to starting his TCM clinical practice, the TCM Practitioner founded a successful technology and property business in California. The TCM Practitioner graduated from the University of California, Berkeley with Bachelor’s and Master’s Degrees in Electrical Engineering in Circuit Design and Network Theory. He was the pioneer who invented the prototype high-density recording drive on flexible media while working at IBM, which later became known as Iomega Corporation.

Our Strategic Partnership with TCM Practitioner

In January 2018, Regencell Bioscience Limited entered into a Deed of Rights Transfer, Strategic Partnership and Undertaking (the “Strategic Partnership Agreement”) with the TCM Practitioner, the father of our CEO and director. Pursuant to the Strategic Partnership Agreement we have with TCM Practitioner, we have exclusive rights and ownership of (1) all his TCM formulae and (2) the intellectual property rights of the TCM formulae, including research and development, trademark, copyright, patent and any other intellectual property rights in relation to the TCM formulae that the TCM Practitioner develops. Pursuant to Strategic Partnership Agreement, the TCM Practitioner is responsible for research and development of TCM formulae, while, any inventions, TCM formulae, utilities, improvements, research, discoveries, designs, processes, methods of manufacture and products conceived or made by the TCM Practitioner in relation to TCM shall be the sole and exclusive property of us.

Pursuant to the Strategic Partnership Agreement, in exchange for the rights, we are required to donate three percent (3.0%) of net revenue that Regencell Bioscience Limited generates in association with the use and/or commercialization of the TCM formulae treatment to any charitable institutions and/or trusts of a public character anywhere in the world at the sole and absolute choice of the TCM Practitioner, or his assignee, and in such proportion at the sole and absolute discretion of the TCM Practitioner on a yearly basis. We also undertake to pay for all reasonable costs and expenses incurred by the TCM Practitioner in conducting research, testing, attending meetings/seminars, compiling records, or performing any similar acts in relation to the development of the TCM formulae and TCM inventions.

On November 10, 2020, Regencell Bioscience Limited entered into a Supplemental Agreement of the Partnership Agreement (the “Supplemental Agreement”) with the TCM Practitioner. Under the Supplemental Agreement, the TCM Practitioner shall provide his research by using his best endeavors on his TCM formulae and TCM inventions under our direction and supervision. We have authorized the TCM Practitioner, his agents, subcontractors, development team, and affiliates to use TCM formulae and TCM Inventions to conduct research. However, they shall not directly or indirectly publish, disseminate or otherwise disclose, deliver or make available to any third party any confidential information, without prior written notice given by the Company. The TCM Practitioner also shall not be directly or indirectly concerned with or engaged or interested in any other business which is in any respect in competition with or similar to the TCM business conducted by the Company for two years after the expiration or termination of the Supplemental Agreement.

We shall pay the TCM Practitioner for his expenses on his TCM research within 30 days upon the receipt of invoice. The Supplemental Agreement shall remain effective until the Strategic Partnership Agreement is expired or terminated. We can terminate the Supplemental Agreement without cause without any indemnity or damages being due to TCM Practitioner with 30 days prior written notice.

TCM Research Studies and Standardized TCM Formulae Candidates

TCM Research Study

Seven (7) of the TCM Practitioner’s patients in Hong Kong, who were clinically diagnosed with ADHD or ASD by their healthcare professionals at different levels of severity, voluntarily consented through their parents or guardians to participate in our first research study in November 2018 and March 2019. In the first research study, the TCM Practitioner treated the enrolled patients with the use of the personalized TCM formulae. The personalized TCM formulae were comprised of two formula components, a base formula and an adjustable formula targeting different severity of symptoms. The base TCM formula is the product of Sik-Kee Au TCM Brain Theory™, which is used to treat ADHD and ASD by the TCM Practitioner over his 30 years of practice. The adjustable formula is “personalized” to each patient for different severity of symptoms. The enrolled patients’ ages ranged from five to twelve years old. Six of the enrolled patients completed a three-month treatment and one completed a two-month treatment. Under the treatment by the TCM Practitioner, the enrolled patients consumed liquid-based TCM twice a day, which was prepared based on personalized TCM formulae by our TCM Practitioner, and temporarily stopped consuming any other medicines. All the enrolled patients and their parents were required to meet with the TCM Practitioner in his clinic weekly and provide regular reports to update the patients’ symptoms and conditions by phone.

We used globally accepted assessment tools such as Autism Treatment Evaluation Checklist (“ATEC”), Gilliam Autism Rating Scale (“GARS”), Vanderbilt ADHD Diagnostic Parent Rating Scale (“VADRS”) and Swanson, Nolan, and Pelham (SNAP)-IV 26-item Parent Rating Scale (“SNAP-IV-26”), together with additional assessments, written observations, photos, videos and parent testimonials to track the enrolled patients’ progress. Within three months of using our TCM formulae, our research showed that the enrolled patients had attained better speech, communication, sociability, cognition and behavioral abilities. The enrolled patients using the personalized TCM formulae prescribed by the TCM Practitioner also experienced better bowel movement, sweating and temporary fatigue as part of the improvement process.

Standardized TCM Formulae Candidates and Second Research Study

As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe conditions. As a result, we have three standardized TCM formulae candidates under development targeting mild, moderate and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We commenced our second research study using the three standardized TCM formulae candidates in the third quarter of 2021.

The standardized TCM formulae candidates were developed on the premise of Sik-Kee Au TCM Brain Theory™, which explains why a healthy brain is essential in restoring the body’s systems to normal from disorders and illnesses such as ADHD and ASD. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the TCM base formulae based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials. According to the TCM brain theory, the blockage of or reduced blood flow, and damage of the interconnecting central nervous system, endocrine system and blood circulatory system disrupt the production of hormones and transmission of neurotransmitters, such as melatonin, dopamine and norepinephrine, leading to a defective encoding and decoding of functions and resulting in deficient or abnormal social behaviors that are the hallmarks of ADHD and ASD. Our standardized TCM formulae candidates aim to address the fundamental cause of the disorders to achieve an optimal outcome compared to available stimulant and non-stimulant medications currently available in the market. The fundamental properties and treatment process of TCM are different from the mainstream stimulant and non-stimulant medications. TCM takes a holistic approach, using natural ingredients to treat different elements within the body. Every bodily function is taken into consideration when preparing the TCM formulae for the patients so that the optimal results of the treatment could be reached. This explains the improvements in both their symptoms and overall health. As provided in the Partnership Agreements, we continue to work closely with the TCM Practitioner to include those treatments in our future development.

We seek to protect our standardized TCM formulae candidates, including the TCM base formula and the fixed adjusted TCM formulae, and technology that we consider commercially important by filing patent applications in Hong Kong and abroad. In addition, we also rely on trade secrets or TCM related regulatory protection to protect our intellectual property. Our trade secrets and confidential information include unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our TCM formulae candidates. We seek to protect these trade secrets and confidential information, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them. Further, we also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. We have received trademark certificates for “腦還原®” (directly translates as “brain restoration”) and “RGC Regencell®” from the Hong Kong Registrar of Trade Marks in July 2020. We also filed a trademark application for “Sik-Kee Au TCM Brain Theory™” in January 2021.

Recent Developments

Entry into Joint Venture Agreement

On September 2, 2021, Regencell Bioscience Limited entered into a joint venture agreement (the “JV Agreement”) with Honor Epic Enterprises Limited (“Honor Epic”), a company incorporated in British Virgin Islands, to form a joint venture under the laws of Hong Kong (the “Joint Venture”). Pursuant to the JV Agreement, among other things and subject to the terms and conditions contained therein, Regencell Bioscience Limited and Honor Epic agreed to establish Regencell Bioscience Asia Limited (the “JV”), a private company limited by shares in Hong Kong.

Pursuant to the JV Agreement, Regencell Bioscience Limited shall contribute 60% of the capital for the JV to fund its operations including trading, manufacturing, marketing and distribution of traditional Chinese medicine formulae products and to procure, enable, provide or support the treatment of COVID-19. In addition, Regencell HK will grant the JV exclusive rights to market and distribute its proprietary COVID-19 TCM treatment (“Regencell Covid Treatment Products”) in ASEAN countries, India, Japan, Australia and New Zealand (“Designated Markets”), for an initial term of two years, pursuant to a license agreement to be entered by and between Regencell HK and the JV. Honor Epic shall contribute 40% of the capital for the JV and shall use its best effort to market, promote, and distribute the Regencell Covid Treatment Products in the Designated Markets. Regencell HK may appoint two board members in the JV, and Honor Epic may appoint one board member in the JV. Sixty percent (60%) of the net profits or net loss of the JV will be distributed to or assigned to Regencell HK and the remaining forty percent (40%) being distributed to or assigned to Honor Epic. In the event that Regencell HK decides to dispose all of its shares in the JV, Regencell HK may require all other shareholders to sell and transfer all their shares in the JV to a proposed buyer, so long as Regencell HK is holding more than 50% of equity interest in the JV. Regencell HK is entitled to a right of first refusal if a shareholder receives a third-party offer to purchase the shares of the JV in accordance with the requirements specified in the JV Agreement.

Industry and Market Background

TCM Industry

TCM has a long history in Hong Kong. The TCM industry in Hong Kong is regulated by the Hong Kong Chinese Medicine Ordinance (“HKCMO”), which was passed by the Legislative Council of Hong Kong in July 1999. The Chinese Medicine Council of Hong Kong, or the Council, is a statutory body established in September 1999 under the Hong Kong Chinese Medicine Ordinance. The Council is responsible for implementing regulatory measures for Chinese medicine. The Council implemented the licensing system of TCM traders and the registration system of proprietary Chinese medicine (“pCm”) by phases. The role of TCM is now well established and the dispensation, storage and labeling of Chinese herbal medicines have been regulated since 2003. The safety, efficacy and quality of pCm will be assessed by the Hong Kong Chinese Medicines Board, which was established in 1999 under the HKCMO, before the products being allowed to be registered.

As of June 2020, there were over 10,000 TCM practitioners in Hong Kong, compared with 14,600 doctors of western medicine. These TCM practitioners have an important role to contribute to Hong Kong’s health care system. Since the supportive initiatives were launched by the Hong Kong government in 1997, the TCM industry has grown into one of the main industries in the healthcare sector. According to the list on the website of the Council, as of December 2020, there are over 6,000 TCM stores, wholesalers and other distribution channels in Hong Kong.

The Hong Kong Government is committed to promoting TCM, and has implemented measures including creation of a network of institutions of high standing for research and development work, development of new drugs for enhancement of the competitiveness of the Chinese medicine industry, and setting up of research funds for the support of research in Chinese medicine. Under the Hong Kong Government’s policy direction to promote the development of “evidence-based” TCM and out-patient TCM services in the public sector, as well as to provide training placements for local TCM degree program graduates, the Hong Kong Hospital Authority was tasked to establish a total of 18 Chinese Medicine Centers for Training and Research (“CMCTRs”) in each of the 18 districts of Hong Kong since 2003. In 2018, the total number of attendances at the 18 CMCTRs was about 1.2 million. In the 2018-19 Hong Kong Government Budget, a Chinese Medicine Development Fund of HK$500 million was set up to facilitate applied research and Chinese medicine specialization.

Key Differences between Regulated Pharmaceutical Industry and TCM Industry in Hong Kong

Currently in Hong Kong, there are several U.S. Food and Drug Administration (“FDA”) and Hong Kong Pharmacy and Poisons Board approved drugs available to treat ADHD and ASD symptoms that are manufactured by global pharmaceutical companies. However, we are a TCM bioscience company focusing on TCM holistic treatments and do not compete directly with those pharmaceutical companies. Although both pharmaceutical drugs and TCM are regulated by the Import and Export Ordinance and the Undesirable Medical Advertisements Ordinance, there are several key differences between the regulated pharmaceutical drug industry and the TCM industry in Hong Kong. For example, pharmaceutical drugs are principally regulated under the Pharmacy and Poisons Ordinance (“PPO”) and the Antibiotics Ordinance and Dangerous Drugs Ordinance, while TCM is principally regulated by the HKCMO. Furthermore, all pharmaceutical manufacturers with manufacturing capability in Hong Kong must comply with the Hong Kong Good Manufacturing Practices (“GMP”), whereas TCM manufacturers are not required to have GMP certifications. In terms of registration, pharmaceutical drugs sold in the Hong Kong market must be registered with the Hong Kong Pharmacy and Poisons Board, while pCm formulae products are registered with the Hong Kong Chinese Medicines Board.

Based on research provided by Persistence Market Research, no large TCM companies are providing similar ADHD and ASD products in the Hong Kong market. As such, the TCM ADHD and ASD markets are highly fragmented and there is no large TCM competitor in our target market.

 Regulatory Approvals Prior to Commercialization in Hong Kong

Subject to the outcome of further research and development, if we commercialize our TCM formulae candidates in Hong Kong, the Company will need to receive a manufacturer license issued by the Hong Kong Chinese Medicines Board. Once we receive the license and complete pCm registrations for our standardized TCM formulae candidates, our standardized pCm formulae products can be manufactured and sold over the counter without the supervision and prescription of a TCM practitioner in Hong Kong.

When applying for registration of pCm in Hong Kong, we will be required to provide sufficient documents to show the safety, stability, quality and efficacy of our pCm formulae products to the Hong Kong Chinese Medicines Board. To show the efficacy of our pCm formulae products, documents required include reference materials in which the claimed therapeutic functions are supported by research studies, interpretation and principle of formulating a prescription and a summary report on all the product efficacy documents. To prove the safety, stability and quality of our pCm formulae products, we will work with accredited laboratories, a list of which is provided by the Hong Kong Chinese Medicines Board, to conduct all the necessary tests, such as heavy metals and toxic element test and pesticide residues test. As for the application of manufacturer license, the major documents required are a brief floor plan of the premise and a list of manufacturing equipment. GMP certification is not required for the manufacturing of pCm in Hong Kong.

Our current primary roles include recruiting and arranging patients to be treated by the TCM Practitioner, collecting research data from patients, conducting analysis over research data, and planning for commercialization of our standardized TCM formulae candidates.

Competition and Competitive Advantages

We are an early-stage bioscience company that focuses on research, development and commercialization of our standardized TCM formulae candidates for patients afflicted with neurocognitive disorders and degeneration, such as ADHD and ASD, and infectious diseases affecting people’s immune system such as COVID. There are two main types of medication for ADHD: stimulants such as Ritalin and Adderall and non-stimulants. For ASD, there are only two antipsychotic drugs approved by the FDA for treating irritability and aggression symptoms: risperidone and aripiprazole, according to Autism Speaks, an organization in the U.S. dedicated to promoting solutions, across the spectrum and throughout the life span.

Competition

Currently in Hong Kong, there are several drugs approved by the FDA and Hong Kong Pharmacy and Poisons Board available to treat ADHD and ASD that are manufactured by global pharmaceutical companies. However, we are a TCM bioscience company focusing on TCM treatments and do not compete directly with those pharmaceutical companies. Although both pharmaceutical drugs and TCM are regulated by the Import and Export Ordinance and the Undesirable Medical Advertisements Ordinance, there are several key differences between the regulated pharmaceutical drug industry and the TCM industry in Hong Kong. For example, pharmaceutical drugs are regulated under the Pharmacy and Poisons Ordinance (“PPO”) and the Antibiotics and Dangerous Drugs Ordinance, while TCM is regulated by the HKCMO. Furthermore, all pharmaceutical manufacturers in Hong Kong must comply with the Hong Kong Good Manufacturing Practices (“GMP”), whereas TCM manufacturers are not required to have GMP certifications. In terms of registration, pharmaceutical drug must be registered with the Hong Kong Pharmacy and Poisons Board, while pCm formulae products registered with the Hong Kong Chinese Medicines Board.

Most medicines prescribed to ease ADHD and ASD symptoms are used “off-label,” meaning the medication is being used in a manner not specified in the FDA’s approved packaging label, or insert. Such off-label use is common in virtually all areas of medicine and is usually done to relieve significant suffering in the absence of sufficiently large and targeted studies. Further, due to the complexity of ADHD and ASD, the existing medications approved by the FDA for ADHD and ASD are used to treat a specific symptom while the comorbid conditions remain present and will persist if no direct medications are available for treatment.

ADHD Market Leaders

According to Market Research Future (MRFR), the global ADHD therapeutics market comprises a host of key players. This list includes Eli Lilly and Company, Concordia International Corp., NEOS Therapeutics Inc., Highland Therapeutics Inc., Pfizer Inc., Novartis AG, Noven Pharmaceuticals Inc., Janssen Global Services LLC, Shire, Teva Pharmaceutical and others. However, we are a TCM bioscience company focusing on TCM holistic treatments and do not compete directly with those pharmaceutical companies.

According to the ADHD Parents Medication Guide of the American Psychiatric Association, medication does not cure ADHD, but can alleviate the symptoms of ADHD when it is taken as prescribed. Ongoing care and treatment monitoring are important since those symptoms may come back once medication is halted.

Two main types of medication for ADHD approved by the FDA are stimulants and non-stimulants. Stimulants include methylphenidate and amphetamines. Non-stimulants which include atomoxetine and guanfacine, are alternatives for those who do not respond well to stimulants.

However, these two types of medication for ADHD have multiple side effects. Common side effects of stimulants include: feeling restless and jittery, difficulty sleeping, loss of appetite, headaches, upset stomach, irritability, mood swings, depression, dizziness, racing heartbeat and tics. According to Help Guide, these stimulant medications may also cause personality changes, such as becoming withdrawn, listless, rigid, or less spontaneous and talkative, others may develop obsessive-compulsive symptoms. Beyond the potential side effects, a number of safety concerns associated with the use of stimulant medications exist such as the effect on developing brain, heart-related problem, psychiatric problem and potential abuse, indicated by experts. Non-stimulants also have side effects including decreased appetite, nausea, vomiting, fatigue, indigestion, dizziness and mood swings.

ASD Market Leaders

According to Fortune Business Insights, players engaged in ASD drug therapy in the global market include AstraZeneca, Eli Lilly and Company, Fusion Autism Center, Pfizer Inc., Otsuka Holdings Co. Limited, and other prominent players. However, we do not compete with these players since they mainly focus on prescription or over the counter drugs while we focus on TCM. In addition, we will only consider expanding our market to other countries once we have successfully developed the Hong Kong market.

There are no medications that can cure ASD or treat the core symptoms, according to the CDC. However, there are medications that can help ASD patients with related symptoms like depression, anxiety, aggression, irritability, seizures, insomnia and trouble focusing and help them function better. Medicines for treating the three core symptoms of ASD, communication difficulties, social challenges and repetitive behavior, have long represented a huge area of unmet need. However, few drugs on the market today effectively relieve these symptoms and individual reaction to most commonly prescribed medicines can vary materially. Although the FDA has approved two antipsychotic drugs for treating irritability and aggression associated with autism (risperidone and aripiprazole), the prevalent behavioral problems associated with ASD have not been able to be improved by these medications.

Antidepressants are among the world’s most widely prescribed medications for ASD patients, such as selective serotonin reuptake inhibitors (SSRIs), according to an article in Harvard Health Publishing. The range of their uses has expanded from depression to anxiety, obsessive-compulsive disorder, eating disorders and many other psychiatric conditions. Side effects include insomnia, skin rashes, headaches, joint and muscle pain, stomach upset, nausea, or diarrhea. Anticonvulsants are most commonly prescribed when the patient also suffers from epilepsy, as about one-third of autism patients do, however, common side effects include confusion, fever, hair loss, paranoia, impaired judgment and memory, anxiety and depression.

Specialty of Our TCM Formulae

Our core competencies include the specialty of our TCM formulae which is a holistic treatment that may provide progressive improvement over time and is used specifically for ADHD and ASD. Our standardized TCM formulae candidates were created specifically to address this unmet need in the market. We will explore various ways to gain entry into markets and countries around the world and will research the regulatory and operational requirements as needed. Depending on the regulatory environment of each country, our product can be sold as either a drug or a dietary supplement, either directly by us or through partnerships and distributions. We will review and analyze all options to ensure feasibility to meet the demands of the respective markets.

Our TCM formulae was created based on Sik-Kee Au TCM Brain Theory™. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the personalized TCM formulae based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials. Treatment using our personalized TCM formulae has shown reduced severity in ADHD and ASD core symptoms in the first research study. However, there is no assurance that the second research study will show any improvements in patients’ symptoms.

Existing ADHD and ASD medications on the market provide symptomatic relief, with various adverse side effects, such as, feeling restless and jittery, difficulty sleeping, loss of appetite, headaches, upset stomach, irritability, mood swings, depression, dizziness, racing heartbeat, tics, diarrhea and other stomach irritation, rashes, hives and itching, dry mouth, fatigue and weight loss. Some other side effects could be serious and some potentially fatal. Our three standardized TCM formulae candidates target to treat ADHD and ASD patients with fewer side effects. However, our standardized TCM formulae candidates have not been proven to be safe. We will conduct safety, quality and stability tests over our three standardized TCM formulae candidates.

We believe treatment using our TCM formulae can provide progressive improvements over time because it aims to correct the fundamental cause of diseases and disorders such as ADHD and ASD, whereas the effect of existing ADHD and ASD drugs wear off after a few hours. Short-acting stimulants peak after several hours and must be taken 2-3 times a day. Long-acting or extended-release stimulants last 8-12 hours and are usually taken just once a day, some patients may require an increase in dosage over time because the body builds up tolerance and resistance, according to HelpGuide, an independently funded nonprofit organization in the U.S.

All parents of the ADHD and ASD children in our research study have witnessed pronounced changes in their child’s symptoms in three months and have testified the benefits and effectiveness of our TCM Practitioner’s treatment and was preferred over their typical mainstream medication. During our study, all of them stopped their existing medication and switched to treatment with the use of our TCM formulae.

Before the seven patients began their treatment with our personalized TCM formulae for our first research study, they tried other treatments and therapies for various periods. During the interviews that we conducted in connection with the study, we asked the parents or caregivers of these patients their impression of other treatments, therapies or drugs versus our TCM formulae treatment. All of the parents and caregivers that we interviewed advised us that they felt that their child’s temper was more stable, that their child was more attentive and that their awareness of the environment was higher after treatment with our TCM products.

Currently, according to the CDC, there is no cure for ADHD and ASD. Given the lack of effective conventional medicine, coupled with adverse side effects associated with current drugs and rapidly growing patient diagnosis, we are well-positioned to become the leader in providing the treatment for ADHD and ASD. However, due to the early stage of our research in three standardized TCM formulae candidates, there is no assurance that the second research study will show similar improvements in patients’ symptoms.

TCM Practitioner with Practicing Experiences Over 30 Years

Our TCM Practitioner has treated many children afflicted with ADHD and ASD and other patients suffering from a wide range of neurocognitive disorders and degeneration with the personalized TCM formulae. However, the treatment results of our TCM Practitioner are not supported by any controlled clinical data or trials.

As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe conditions. As a result, we have three standardized TCM formulae candidates under development targeting mild, moderate and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We plan to commence our second research study using the three standardized TCM formulae candidates in the third quarter of 2021. Based on our TCM Practitioner’s practicing experiences, we do not anticipate high bio-pharmaceutical research and development costs relating to chemical drugs. Average research and development to marketplace cost for a new medicine is nearly $4 billion, and can sometimes exceed $10 billion. In comparison, our research and development cost were only $0.39 million and $0.23 million for the years ended June 30, 2020 and June 30, 2019, respectively.

Regulatory Approvals Prior to Commercialization in Hong Kong

Subject to the outcome of further research and development, if we commercialize our liquid-based standardized TCM formulae candidates in Hong Kong, we will need to receive a manufacturer license issued by the Hong Kong Chinese Medicines Board, which was established in 1999 under HKCMO. Once we receive the licenses and complete pCm registrations for our standardized TCM formulae candidates, our pCm formulae products can be manufactured and sold over the counter without the supervision and prescription of a TCM practitioner in Hong Kong.

When applying for registration of pCm in Hong Kong, we will be required to provide sufficient documents to show safety, stability, quality and efficacy of our pCm formulae products to the Hong Kong Chinese Medicines Board. To show the efficacy of our pCm formulae products, documents required include reference materials in which the claimed therapeutic functions are supported by research studies, interpretation and principle of formulating a prescription and a summary report on all the product efficacy documents. To prove safety, stability and quality of our pCm formulae products, we will work with accredited laboratories, a list of which is provided by the Hong Kong Chinese Medicines Board, to conduct all the necessary tests, such as heavy metals and toxic element test and pesticide residues test. As for the application of manufacturer licenses, the major documents required are a brief floor plan of the premise and a list of manufacturing equipment. GMP certification is not required for the manufacturing of pCm in Hong Kong.

Our current primary roles include recruiting and arranging patients to be treated by the TCM Practitioner, collecting research data from patients, conducting analysis over research data and planning for commercialization of our standardized TCM formulae candidates.

Our Growth Strategy

We are still a start-up company at an early stage and are committed to designing standardized TCM formulae candidates for ADHD and ASD patients and infectious diseases affecting people’s immune system such as COVID. The growth of our business highly depends on our research and commercialization of our three liquid-based standardized TCM formulae candidates. Currently, we aim to conduct research in the effectiveness and safety of our three standardized TCM formulae candidates for mild, moderate and severe ADHD and ASD patients and commercialize these three liquid-based standardized TCM formulae candidates for ADHD and ASD patients in Hong Kong. After obtaining success of commercialization in the Hong Kong market, we may start to offer our pCm formulae products to other markets.

Showing in a quantifiable and systematic way that the personalized TCM formulae is effective for the treatment of ADHD and ASD in our first research study

We have completed our first research study in 2019 with our TCM Practitioner and the result showed that, except for one patient in one assessment, the assessment scores of all participants in our study dropped, which indicated that conditions of their ADHD and ASD symptoms were less severe after three months of treatment with our personalized TCM formulae, which we believe are significant.

Each of the participants of our first research study was treated by the TCM Practitioner with a personalized TCM formula. Each personalized TCM formulae is comprised of the TCM base formula, which remains the same among all participants and an adjustable formula. As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe ADHD and ASD conditions. As a result, we have three standardized TCM formulae candidates under development targeting mild, moderate and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We have commenced our second research study using the three standardized TCM formulae candidates in the third quarter of 2021.

File patent applications in Hong Kong and abroad

In order to protect our intellectual properties, we will file for patent application for our TCM formulae, including the TCM base formula and the three standardized TCM formulae candidates.

Verify the effectiveness of the standardized TCM formulae in our second research study

As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe conditions. As a result, we have three liquid-based standardized TCM formulae candidates under development targeting mild, moderate and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We plan to commence our second research study using the three standardized TCM formulae candidates in the third quarter of 2021 in Hong Kong. We plan to arrange one hundred patients to be treated by TCM practitioner(s) with the use of our standardized TCM formulae candidates for a period of at least three months and up to twelve months.

Set up centralized production facilities

To further lower the cost of manufacture of our standardized TCM formulae candidates together with the anticipated increase in demand and support our application for the approval and registration of our pCm formulae products, we will set up a centralized production facility for mass production of our standardized TCM formulae candidates. We will lease an industrial space, purchase new automated equipment and production lines and ensure quality control of our products.

Brand and commercialize our standardized TCM formulae candidates

After the first year of our second research study, we will improve, refine and automate the production process to improve efficiency to scale up our production. We will also design new packaging and labeling, not only to comply with regulatory requirements but also for branding purposes. We will ensure that the improved production and packaging process will not compromise the effectiveness of our pCm formulae products. We will then begin to apply for necessary permits from Hong Kong regulatory agencies. We intend to expand our marketing efforts locally and globally to gain brand recognition and favorable perception by our consumers in our target markets. Specifically, we will build a marketing team to develop a strong image that we are a TCM company specializing in the treatment of ADHD and ASD. We plan to market to those who are afflicted by these disorders, through advertisements in television, live radio stations, newspapers/magazines, online social media and banner advertising and in-person marketing in various healthcare events and seminars.

Expand to other locations globally

We will also consider expanding our market to other countries. Our plan is to market our pCm formulae products in the U.S. and abroad after obtaining success of commercialization in the Hong Kong market. Although we opened our California office in October 2020, we will only conduct preliminary market research but we are not currently actively developing the U.S. market.

Conduct further R&D on TCM base formula for other application

As the TCM base formula is developed based on Sik-Kee Au TCM Brain Theory™️, we believe that his TCM base formula potentially has a wider application. We intend to conduct further investigation and research on the application of the TCM base formula for other applications for other neurological illnesses, disorders and degeneration.

Our Products

Product Overview

Mainstream drugs and treatments available currently in the markets for ADHD and ASD aim to suppress or alleviate symptoms, whereas our TCM formulae aim to treat the fundamental cause of neurocognitive disorders. Our TCM formulae contain solely of natural ingredients without any synthetic components. The liquid-based and orally administered TCM formulae are currently personalized for each patient at different severities and symptoms of ADHD and ASD. According to Sik-Kee Au TCM Brain Theory™️, when our TCM formulae with their nutrients and medicinal properties, are absorbed and circulated throughout the body, the TCM formulae can perform the mechanism of removing deposits, clots and toxins that have been built up in the body over time and provide better blood circulation to bring sufficient blood supply to the brain. According to the TCM brain theory, with sufficient blood supply and circulation, the brain and organs will regenerate and as a result brain activities and organ functions are normalized, metabolism boosted and endocrine system regulated, thereby correcting the neurocognitive disorders and related symptoms such as attention deficit, hyperactivity, cognitive and social impairment. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the formulae based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials.

Our TCM Practitioner prescribes the TCM formulae under the guidance of TCM fundamental principles in conjunction with his TCM brain theory. Although each herb can be identified by its function in TCM terms, such as blood circulation, tonifying and qi-regulating herbs, the combination of herbs in each formula also demands our TCM Practitioner to skillfully apply TCM fundamental principles of compatibility to ensure the roles of each individual herb do not counteract with each other or become collectively harmful. The resulting combination creates synergetic pharmacological properties to treat neurological illnesses, disorders and degeneration that disrupted the normal neurological functions in ADHD and ASD patients. According to the assessment of our first research study, patients have better eye contact, daily excretion, appetite, longer sleep duration, communication, sociability, cognition, awareness and attentiveness, complexion, mood and temper.

The ingredients which our TCM Practitioner uses are all listed in the Pharmacopoeia of the People’s Republic of China, tracing back to Compendium of Materia Medical, or Ben Cao Gang Mu (“本草綱目”), more than 400 years ago. All raw materials are sourced under the Hong Kong Chinese Medicine Regulatory Office guideline, and our TCM Practitioner carefully selects credible TCM herb vendors that have passed high standard TCM herb inspection. Some of the herbs include:

○	Blood circulation herbs:

■	桃仁 Taoren (Persicae Semen)

■	紅花 Honghua (Carthami Flos)

■	乳香 Ruxiang (Olibanum)

■	沒藥 Moyao (Myrrha)

○	Tonifying herbs:

■	黃芪 Huangqi (Astragali Radix)

■	地黃 Dihuang (Rehmanniae Radix)

■	山茱萸 Shanzhuyu (Corni Fructus)

○	Qi regulating, heat and wind removing herbs:

■	荊芥 Jingjie (Schizonepetae Herba)

■	防風 Fangfeng (Saposhnikoviae Radix)

■	香附 Xiangfu (Cyperi Rhizoma)

○	Detoxication herbs:

■	海藻 Haizao, Algae (Sargassum)

■	蒲公英 Pugongying (Taraxaci Herba)

■	黃芩 Huangqin (Scutellariae Radix)

○	Blood clot removing herbs:

■	三七 Sanqi (Notoginseng Radix et Rhizoma)

■	當歸 Danggui (Angelicae Sinensis Radix)

■	川芎 Chuanxiong (Chuanxiong Rhizoma)

○	Digestion herbs:

■	白朮 Baizhu (Atractylodis Macrocephalae Rhizoma)

■	山楂 Shanzha (Crataegi Fructus)

■	雞內金 Jineijin (Galli Gigerii Endothelium Coreneum)

We intend to register our pCm formulae products with the Hong Kong Chinese Medicines Board, upon successful completion of our second research study, under group II of the non-established medicines category, a category of pCm that does not contain any newly discovered Chinese herb, new medicinal part(s) of Chinese herb, active group extracted from Chinese herb or set of active groups extracted from compound prescription.

Research and Development

Our First Research Study in ADHD and ASD

We have conducted an uncontrolled first research study, commenced in November 2018 and March 2019, to evaluate the effects of our personalized TCM formulae on seven patients, who were from five to twelve years old and were clinically diagnosed with ADHD or ASD by their healthcare professionals at different levels of severity, by arranging them to be treated by the TCM Practitioner with the use of our personalized TCM formulae for up to three months. We have commenced our second research study using the three standardized TCM formulae candidates in the third quarter of 2021.

To minimize the impacts of patients’ existing treatments to our assessment, four of the seven patients in our first research study had stopped their other medications for more than a year before they started receiving treatment using our personalized TCM formulae and the other three stopped about a week before they started receiving treatment using our personalized TCM formulae treatment in our study. Moreover, parents of the three patients in our first research study who stopped their medication only a week before our study had indicated that they had given those medications to their child only intermittently as needed, such as when attending class, because of the adverse side effects the child was experiencing. Parents also noted that the effect of the medication wore off after a few hours they have taken the medication and their condition would be the same as before they took the medication until they took another dose again.

Patient Voluntary Participation in the First Research Study

Seven of the TCM Practitioner’s patients in our first research study who were already diagnosed by a doctor or hospital with ADHD and/or ASD and age from five to twelve years old, voluntarily consented to provide their treatment data to us through their parents or guardians to participate in the first research study of the TCM Practitioner. Moreover, to isolate the treatment’s effectiveness, the parents or primary caretakers must agree that the children patients would stop all other medical treatments, including both mainstream and Chinese medicine for the duration of the treatment process, which was expected to last for three months. Children who failed to meet all of the above conditions were not included in our research study.

The seven enrolled patients in our first research study consumed liquid-based TCM twice a day, which were prepared based on the personalized TCM formulae by our TCM Practitioner and temporarily stopped consuming any other medicine. Six of the enrolled patients in our first research study completed a three-month treatment and one completed a two-month treatment. All the patients and their parents in our first research study were required to meet with the TCM Practitioner in his clinic weekly and provide regular reports to update the patients’ symptoms and conditions by phone. Quantitative assessments were also conducted using globally accepted assessment tools, described in the following, together with additional qualitative assessments, written observations, photos, videos and parent testimonials to document their progress. Within three months of receiving treatment using our personalized TCM formulae, our research showed that patients had attained better speech, communication, sociability, cognition and behavioral abilities. Their overall health had also improved. As part of the improvement process, patients had also experienced better bowel movement, sweating and temporary fatigue, which were expected by our TCM Practitioner. However, there is no assurance that the second research study will show similar improvements in patients’ symptoms.

Assessment Methodology

Each enrolled patient in our first research study stopped all his or her existing medical treatment for ADHD or ASD and was treated with a personalized TCM formulae for a period up to three months. Patient’s symptoms were assessed through parent interviews and using the globally accepted assessment tools, which were provided below. The parent’s qualitative and quantitative assessment scores on the patient’s behavior were compared before, during and after three months of treatment. The assessment tools used were the questionnaires filled in by the parents, which included the Autism Treatment Evaluation Checklist (“ATEC”), the Gilliam Autism Rating Scale (“GARS”) and the Vanderbilt ADHD Diagnostic Parent Rating Scale (“VADRS”) questionnaire. Based on the results of the VADRS questionnaire, we also used the Swanson, Nolan, and Pelham (SNAP)-IV 26-item scale (SNAP-IV-26), which covered the first 26 items of the VADRS, for further analysis. The individual assessment method is explained in detail below. The assessment tools used in our research are globally recognized and accepted methods of scoring severity levels of ADHD and ASD patients.

The first research study was only the first phase of our research studies. Our uncontrolled first research study was designed with a small sample size to allow us to collect preliminary data, monitor the treatment progress, observe the effect of the treatment and note any adverse side effects in a cost-effective and systematic way. It has helped us better prepare for our second research study we intend to begin in 2021, with a much larger sample size of at least 100 candidates and for a longer duration, between 3 and 12 months.

Although these are globally recognized assessment tools for the assessment of ADHD and ASD, the outcome of our research study may be subject to some biases of parents and caregivers of patients because we relied on the data provided by them, such biases may come from parental expectations, social desirability and recall bias. If our understanding and use of these assessment tools is flawed, or if the parents and caregivers of enrolled ADHD and ASD patients fail to observe and record accurately, then we will not only fail to realize any benefits from using these assessment tools, but may also be led to invest time and financial resources inefficiently in attempting to develop inappropriate TCM formulae candidates.

Autism Treatment Evaluation Checklist (ATEC)

ATEC is specially designed to measure changes in autistic severity, making it useful in monitoring behaviors over time as well as tracking the efficacy of a treatment. ATEC comprises of four subscales: (1) Speech/Language/Communication, (2) Sociability, (3) Sensory/Cognitive Awareness and (4) Health/Physical/Behavior. ATEC is a caregiver-administered questionnaire designed to measure changes in the severity of autism in response to treatment. The scores from each subscale are combined in order to calculate a Total Score. A lower score indicates a lower severity of autism symptoms and a higher score correlates with more severe symptoms of autism.

Gilliam Autism Rating Scale (GARS)

GARS is one of the most widely used instruments for the assessment of ASD in the world. It is a 42-item norm-referenced screening instrument used for the assessment of individuals ages 3-22 who have severe behavioral problems that may be indicative of autism. It gathers information about specific characteristics typically noted in children with ASD in three areas: stereotyped behaviors, communication and social interaction. It also contains a Developmental Disturbances section. As the questions included in the developmental disturbances section of GARS refer to the condition of the patient during the patient’s first 36 months of age, the total score is calculated by adding the sum of the raw scores of the three subscales of stereotyped behaviors, communications and social interaction, but excluding the scores of developmental disturbances. A lower score indicates a lower severity of autism symptoms and a higher score correlates with more severe symptoms of autism.

Vanderbilt ADHD Diagnostic Parent Rating Scale (VADRS)

VADRS is a psychological assessment tool for parents of children aged 6 to 12 designed to measure the severity of ADHD symptoms. Developed by Mark Wolraich at the Oklahoma Health Sciences Center, this rating scale also includes items related to other disorders which are frequently comorbid with ADHD. Similar to ATEC and GARS, a lower score indicates a lower severity of ADHD symptoms and a higher score correlates with more severe symptoms of ADHD.

Swanson, Nolan, and Pelham (SNAP)-IV 26-item Parent Rating Scale (SNAP-IV-26)

SNAP-IV-26, which is an abbreviated version of the SNAP Questionnaire (Swanson, 1992; Swanson et al., 1983) and the same as the first 26 items of the VADRS, was also used. Items from the DSM-IV criteria for ADHD are included in the two subsets of symptoms: Inattentive (items 1 – 9) (score range from 0 – 27) and Hyperactivity/Impulsivity (items 10 – 18) (score range from 0 – 27). Also, items from the DSM-IV criteria for oppositional defiant disorder (ODD) are included (items 19 – 26) (score range from 0 – 24) because ODD is often present in children with ADHD. The lower the SNAP-IV-26 score, the fewer the problems. The scores provide an interpretation for severe, moderate, mild and no clinically significant symptoms.

Our Employees

As of the date of this Annual Report, we have a total of thirteen full-time employees and one part-time employee. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

Description of Leases

We currently maintain offices at Office A & B on 11th Floor, First Commercial Building, 33-35 Leighton Road, Hong Kong. The Company has entered a five-year fixed term lease agreement for the office space on July 15, 2019. The lease expires on July 14, 2024. Our commitment for lease payments under the operating lease as of June 30, 2021  for the next five years are a total of $1,281,370.

The Company has a separate office rental agreement with Ace United International Limited, which is a company wholly-owned by our founder and CEO. The Company has paid a monthly rent of $4,103 for the premises located at 21st Floor, EIB Tower, 4-6 Morrison Hill Road, Wan Chai, Hong Kong. The terms of the agreement are renewed on an annual basis from the 1st of January to the 31st of December each year. The rental payment is expensed as incurred.

The Company also entered a six-month lease agreement for an office space at 5201 Great America Pkwy, Suite 320, Santa Clara, California, U.S., on October 1, 2020. The monthly rent is $394 and we can renew the lease to March 31, 2022.

The Company entered into a tenancy agreement for a premise at Flat B 35th Floor of Tower 9, the Leighton Hill, No. 2B Broadwood Road, Hong Kong, on June 21, 2021. The monthly rent is HK$53,500 per month.

The Company entered into a tenancy agreement for a premise at Flat C 16th Floor of Tower 3, Ultima, No. 23 Fat Kwong Street, Ho Man Tin, Kowloon, Hong Kong, on July 21, 2021. The monthly rent is HK$58,000 per month.

The Company entered into a three-year lease agreement for an office space at 9th floor, Chinachem Leighton Plaza, 29 Leighton, Causeway Bay, Hong Kong, with Chinachem Agencies Limited, on June 16, 2021. The monthly rent is HK$130,779 per month.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date hereof, neither we nor any of our subsidiaries is a party to any pending legal proceedings, nor are we aware of any such proceedings threatened against us or our subsidiaries.

Regulation Related to our Business Operation in Hong Kong

The Legislative Council of Hong Kong, Chinese Medicines Council, Chinese Medicines Board and Chinese Medicines Regulatory Office of Department of Health of Hong Kong are independent and separate entities from China. Whilst Hong Kong is part of the People’s Republic of China (“PRC”), Hong Kong and the PRC are regarded as two separate jurisdictions in law and markets. Under the “One Country, Two Systems”, Hong Kong retains its own systems and way of life after the handover of sovereignty to the PRC in 1997. The Hong Kong Basic Law (the “Basic Law”), being Hong Kong’s constitutional document, gives legal effect to the “One Country, Two Systems” policy.

Pursuant to the Basic Law, the laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law shall be maintained, except for any that contravene the Basic Law, and subject to any amendment by the Legislative Council of Hong Kong. The socialist system and policies shall not be practiced in Hong Kong, and the previous capitalist system and way of life shall remain unchanged for 50 years. Further, Hong Kong residents and other persons in Hong Kong shall have the obligation to abide by the laws in force in Hong Kong.

As we have no assets or operation in PRC and operate in Hong Kong, nor have plan to commence operation in PRC, we do not believe that PRC laws or regulations regarding the TCM industry apply to us. Hence, within Hong Kong’s legal system, the laws and regulations of the PRC do not apply.

Chinese Medicine Ordinance

Chinese Medicine Ordinance (“CMO”) provides licensing requirements for the sale and distribution of our TCM formulae candidates, registration and licensing requirements of our Chinese healthcare products, and future operations of our Chinese medicine clinics in Hong Kong. CMO was passed by the Legislative Council of Hong Kong on July 14, 1999. CMO is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the CMO in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Food and Health Bureau, the Department of Health and etc., as well as the Chinese Medicine Council of Hong Kong, have the implementation rights of CMO. The Chinese Medicine Council of Hong Kong is the main regulator of CMO.

Registration of TCM products and Chinese Healthcare Products

Some of our TCM products and Chinese healthcare products are classified as proprietary Chinese medicine (“pCm”), defined below, and others are classified as non-pCm. The key differences between pCm and non-pCm lie on their ingredients, dosage forms and intended use. Under section 2 of the CMO, pCm is defined as any proprietary product, which is formulated in a finished dose form and is known or claimed to be used for the diagnosis, treatment, prevention or alleviation of any disease or any symptom of a disease in human beings, or for the regulation of the functional states of the human body, composed solely of (i) any Chinese herbal medicines; (ii) any materials of herbal, animal or mineral origin customarily used by the Chinese, which should be documented in Chinese medicine classics or bibliographies, including but not limited to Pharmacopeia; or (iii) any medicine and materials referred to above, which is formulated in a finished dose form and is generally known or claimed to be used for the diagnosis, treatment, prevention or alleviation of any disease or for the regulation of the functional states of human body.

Section 119 of the CMO provides that no person shall sell, import or possess any pCm unless the pCm is registered with the Chinese Medicines Board. Application for registration of a pCm shall be submitted to the Department of Health Chinese Medicines Board in the manner prescribed in section 121 of the CMO. Pursuant to section 120 of the CMO, the application for registration of any pCm shall be made by the manufacturer of the pCm manufactured in Hong Kong, or by the importer or local representative or agent of the manufacturer of pCm manufactured outside Hong Kong.

Any person who contravenes section 119 of the CMO commits an offense and is liable to a maximum fine of HK$100,000 and imprisonment for two years.

Manufacture, Sale and Distribution of TCM Products and Chinese Healthcare Products

CMO provides that manufacturers and traders in pCm shall obtain a license issued by the Chinese Medicines Board. Section 131 of the CMO provides that no person shall manufacture any pCm, whether registered or not, without a manufacturer license, or at any place other than the premises specified in such license.

Any person who contravenes section 131 or 134 of the CMO commits an offense and is liable to a maximum fine of HK$100,000 and imprisonment for two years.

Labeling Requirements and Package Inserts for Chinese Healthcare Products

The Chinese Medicines Regulation is not a PRC legislation but is a Hong Kong legislation. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Chinese Medicines Regulation in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Food and Health Bureau, the Department of Health and etc., as well as the Chinese Medicine Council of Hong Kong, have the implementation rights of Chinese Medicines Regulation. The Chinese Medicine Council of Hong Kong is the main regulator of Chinese Medicines Regulation.

Sections 143 and 144 of the CMO provide that a pCm shall not be sold or possessed for the purpose of selling in Hong Kong unless the package of the product is labeled in the prescribed manner and contains a package insert which complies with the prescribed requirements. Pursuant to Regulations 26 and 28 of the Chinese Medicines Regulation (Chapter 549F of the Laws of Hong Kong) (the “Chinese Medicines Regulation”), all pCm shall be properly labeled and attached with package inserts. The label on a package of pCm shall include the following particulars: the name of the medicine; the name of each active ingredient used (if the pCm is composed of three or more kinds of active ingredients, the names of more than half of the active ingredients are required); the registration number on the certificate of registration; the holder of the registration certificate or the manufacturer (if the package is the outermost one, the name of the holder of the certificate of registration is necessary); the name of the country or territory in which the medicine is produced; the packing specification; dosage and method of usage; expiry date; and batch number. The package insert of the pCm shall include the following particulars: the name of the medicine; the name and quantity of each active ingredient used (if the pCm is composed of three or more kinds of active ingredients, the names and quantities of more than half of the active ingredients are required); the name of the holder of certificate of registration or the manufacturer; the dosage and method of usage; functions or pharmacological action; storage instructions; and packing specification. As for the indications, contra-indications, side effects, toxic effects and precautions, they should be included on the package insert as far as practicable.

Any person who contravenes section 143 or 144 of the CMO commits an offense and is liable to a maximum fine of HK$100,000 and imprisonment for two years.

Food Safety Ordinance

Food Safety Ordinance (Chapter 612 of the Laws of Hong Kong) (the “Food Safety Ordinance”) establishes a registration scheme for food importers and food distributors, to require the keeping of records by persons who acquire, capture, import or supply food and to enable food import controls to be imposed. Food Safety Ordinance is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Food Safety Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Food and Health Bureau, the Food and Environmental Hygiene Department and etc., has the implementation rights of the Food Safety Ordinance. The Food and Environmental Hygiene Department is the main regulator of the Food Safety Ordinance. As some of our Chinese healthcare products which are non-pCm fall within the definition of food, our Company is subject to the regulations under the Food Safety Ordinance.

Food Safety Ordinance may be applicable since we cannot determine whether the ultimate product(s) to be commercialized would be classified by the regulatory body as Chinese herbal medicines, healthcare products, food for ordinary consumption, or otherwise. The precise content of the standardized TCM formulae candidates are subject to further changes and development along with our second research study. Accordingly, the precise ingredients of TCM products or product candidates will be determined at a later stage of our research and development.

Registration as Food Importer or Distributor

Sections 4 and 5 of the Food Safety Ordinance require any person who carries on a food importation business or food distribution business to register with the Food and Environmental Hygiene Department of Hong Kong as a food importer or food distributor. Any person who does not register but carries on a food importation or distribution business, without reasonable excuse, commits an offense and is liable to a maximum fine of HK$50,000 and imprisonment for six months.

Record-keeping Requirement relating to Supply of Food

Section 24 of the Food Safety Ordinance provides that a person who, in the course of business, supplies food in Hong Kong by wholesale must record the following information about the supply: (i) the date the food was supplied; (ii) the name and contact details of the person to whom the food was supplied; (iii) the total quantity of the food; and (iv) a description of the food. Such record shall be made under this section within 72 hours after the time the supply took place.

Any person, who fails to comply with the record-keeping requirement without reasonable excuse or knowingly or recklessly includes in the record information that is false in a material particular, commits an offense and is liable to a maximum fine of HK$10,000 and imprisonment for three months.

Import and Export Ordinance

Import and Export Ordinance is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Import and Export Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Customs and Excise Department, the Trade and Industry Department and etc., has the implementation rights of the Import and Export Ordinance. The Customs and Excise Department and the Trade and Industry Department are the main regulators of the Import and Export Ordinance.

Pursuant to sections 6C and 6D of the Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong) (the “Import and Export Ordinance”) and Schedules 1 and 2 to the Import and Export (General) Regulations (Chapter 60A of the Laws of Hong Kong), any person who imports or exports any of the Chinese herbal medicines set out in Schedule 1 to the CMO and five specific types in Schedule 2 to the CMO (namely Flos Campsis (淩霄花), Processed Radix Aconiti (製川烏), Processed Radix Aconiti Kusnezoffii (製草烏), Radix Clematidis (威靈仙) and Radix Gentianae (龍膽)) as well as any pCm under the CMO shall apply for an import or export license.

Any person importing or exporting of the aforesaid Chinese herbal medicines and pCm without an import or export license commits an offense and is liable to a fine of HK$500,000 and imprisonment for two years, or on conviction on indictment to a fine of HK$2,000,000 and imprisonment for seven years.

Public Health and Municipal Services Ordinance

Public Health Ordinance is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Public Health Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Food and Health Bureau, the Home Affairs Bureau, the Drainage Services Department, the Food and Environmental Hygiene Department, the Leisure and Cultural Services Department, the Department of Health, the Lands Department, the Buildings Department, etc., has the implementation rights of the Public Health Ordinance. The Food and Environmental Hygiene Department is the main regulator of the Public Health Ordinance.

The legal framework for food safety control in Hong Kong is set out in Part V of the Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong) (the “Public Health Ordinance”) and the relevant sub-legislations thereunder. The Public Health Ordinance requires the manufacturers and sellers of food to ensure that their products are fit for human consumption and comply with the requirements in respect of food safety, food standards and labeling. As some of our Chinese healthcare products which are non- pCm fall within the definition of food, our Company is subject to the regulations under the Public Health Ordinance.

Section 50 of the Public Health Ordinance prohibits the manufacture, advertising and sale in Hong Kong of food or drugs that are injurious to health. Any person who fails to comply with this section commits an offence and is liable to a maximum fine of HK$10,000 and imprisonment for three months.

Pursuant to section 52 of the Public Health Ordinance, subject to the statutory defenses set out under section 53 of the Public Health Ordinance, where a seller sells to the prejudice of a purchaser any food or drug which is not of the nature, substance or quality of the food or drug demanded by the purchaser, the seller commits an offense and is liable to a maximum fine of HK$10,000 and imprisonment for three months.

Pursuant to section 54 of the Public Health Ordinance, any person who sells or offers for sale any food intended for, but unfit for, human consumption, or any drug intended for use by human but unfit for the purpose, commits an offense and is liable to a maximum fine of HK$50,000 and imprisonment for six months.

Section 61(1) of the Public Health Ordinance provides that it shall be an offense for any person who gives with any food or drug sold by him/her or displays with any food or drug exhibited for sale by him/her any label which falsely describes the food or drug or is calculated to mislead as to its nature, substance or quality. Furthermore, pursuant to section 61(2) of the Public Health Ordinance, it shall be an offense if any person publishes or is a party to the publication of an advertisement falsely describing any food or drug or is likely to mislead as to the nature, substance or quality of any food or drug. Any person who commits an offense under this section is liable to a maximum fine of HK$50,000 and imprisonment for six months.

Food and Drugs (Composition and Labelling) Regulations

Food and Drugs (Composition and Labelling) Regulations (Chapter 132W of the Laws of Hong Kong) (the “Food and Drugs Regulations”), a subsidiary legislation under the Public Health Ordinance, regulates the advertising and labeling of food. Food and Drugs Regulations is not a PRC legislation but is a Hong Kong legislation. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Food and Drugs Regulations in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Food and Environmental Hygiene Department, etc., has the implementation rights of the Food and Drugs Regulations. The Food and Environmental Hygiene Department is the main regulator of the Food and Drugs Regulations.

Regulation 3 of the Food and Drugs Regulations provides that the manufacturing of foods and drugs shall be up to the standards as specified under Schedule 1 to the Food and Drugs Regulations. Any person who advertises for sale, sells or manufactures for sale any food or drug which does not conform to the relevant requirements as to composition prescribed in Schedule 1 to the Food and Drugs Regulations commits an offense and is liable to a fine of HK$50,000 and imprisonment for six months.

Regulation 4A of the Food and Drugs Regulations demands all pre-packaged food and products sold by the Group (except for those listed in Schedule 4 to the Food and Drugs Regulations) to be marked and labeled in the manner prescribed in Schedule 3 to the Food and Drugs Regulations. Schedule 3 to the Food and Drugs Regulations contains labeling requirements in respect of stating the product’s name or designation, ingredients, “best before” or “use by” date, special conditions for storage or instruction for use, manufacturer’s or packer’s name and address, and quantity, weight or volume, and also includes requirements on the appropriate language or languages for marking or labeling of prepackaged food. Any person who contravenes such requirements commits an offense and is liable to a fine of HK$50,000 and imprisonment for six months.

Pursuant to regulation 4B of the Food and Drugs Regulations, prepackaged food sold by the Group should be marked or labeled with its energy value and nutrient content in the manner prescribed in Part 1 of Schedule 5 to the Food and Drugs Regulations, and nutrition claims, if any, made on the label of the product or in any advertisement for the product should comply with Part 2 of Schedule 5 to the Food and Drugs Regulations. Contravention of those requirements may result in a conviction liable to a maximum fine of HK$50,000 and imprisonment for six months.

Trade Marks Ordinance

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (the “Trade Marks Ordinance”) provides for the registration of trademarks, the use of registered trademarks and related matters. As Hong Kong provides territorial protection for trademarks, trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong. In order to enjoy protection by the laws of Hong Kong, trademarks shall be registered with the Trade Marks Registry of the Intellectual Property Department under the Trade Marks Ordinance and the Trade Marks Rules (Chapter 599A of the Laws of Hong Kong) (the “Trade Marks Rules”).

Trade Marks Ordinance is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Trade Marks Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Intellectual Property Department and etc., has the implementation rights of the Trade Marks Ordinance. The Intellectual Property Department is the main regulator of the Trade Marks Ordinance.

Section 10 of the Trade Marks Ordinance provides that a registered trademark is a property right acquired through due registration under the Trade Marks Ordinance, through which the owner of a registered trademark is entitled to the statutory rights provided thereunder.

By virtue of section 14 of the Trade Marks Ordinance, the owner of a registered trademark is conferred exclusive rights in the trademark. The rights of the owner in respect of the registered trademark come into existence from the date of the registration of the trademark. Pursuant to section 48 of the Trade Marks Ordinance, the registration date is the filing date of the application for registration.

Subject to the exceptions under sections 19 to 21 of the Trade Marks Ordinance, any use of the trademark by third parties without the consent of the owner is an infringement of the trademark. Section 18 of the Trade Marks Ordinance further specifies the conducts which amount to infringement of the registered trademark. In event that infringement by any third party occurs, the owner of the registered trademark is entitled to remedies under the Trade Marks Ordinance, such as infringement proceedings under sections 23 and 25 of the Trade Marks Ordinance.

Trademarks which are not registered under the Trade Marks Ordinance and the Trade Marks Rules may still be protected by the common law action of passing off, which requires proof of the owner’s reputation in the unregistered trademark and that use of the trademark by third parties will cause damage to the owner.

Sale of Goods Ordinance

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (the “Sale of Goods Ordinance”) provides, inter alia, that where a seller sells goods in the course of a business, there is an implied condition that (i) where the goods are purchased by description, the goods shall correspond with the description; (ii) the goods supplied are of merchantable quality; and (iii) the goods shall be fit for the purpose for which they are purchased. Otherwise, a buyer has the right to reject the defective goods unless he or she has a reasonable opportunity to examine the goods. A breach of the implied term may give rise to a civil action for breach of contract by the customers. However, no criminal liability arises from such breach of implied term.

Sale of Goods Ordinance is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Sale of Goods Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. As the Sale of Goods Ordinance only provides for civil courses of action, there is no regulator or implementer for this ordinance.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Employment Ordinance is not a PRC legislation but is Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Employment Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Labor Department, the Department of Health, the Labor Tribunal, etc., has the implementation rights of the Employment Ordinance. The Labor Department is the main regulator of the Employment Ordinance.

Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. The ECO is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the ECO in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Labor Department, the Department of Health and etc., has the implementation rights of the ECO. The Labor Department is the main regulator of the ECO.

As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offense and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

C. Our Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating results

Overview

We are a holding company incorporated on October 30, 2014, under the laws of the Cayman Islands, and conduct our business in Hong Kong through our wholly-owned subsidiary, Regencell Bioscience Limited, a company incorporated in Hong Kong on May 12, 2015, and Regencell Limited, a company incorporated in Hong Kong on November 20, 2014. We are an early-stage bioscience company that focuses on research, development, and commercialization of TCM for the treatment of neurocognitive disorders and degeneration, specifically ADHD and ASD. Our goal is to improve the lives of ADHD and ASD patients, their families and caregivers and become a market leader for the best treatment of ADHD and ASD globally.

Our TCM formulae candidates are derived from a TCM base formula and an adjustable formula developed by our TCM Practitioner based on his TCM brain theory, known as “Sik-Kee Au TCM Brain Theory™”, and has demonstrated reduced severity in patients’ ADHD and ASD conditions, as reflected in lower ATEC, GARS, VADRS and SNAP-IV-26 assessment scores, using the personalized TCM formula in our first research study. The activity and specificity of the TCM base formula have been optimized by the TCM Practitioner in his prior ADHD and ASD treatments. As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three Fixed Adjusted Formula for mild, moderate and severe ADHD and ASD conditions. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the TCM formula based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials.

We aim to launch three standardized liquid-based TCM formulae candidates for mild, moderate and severe ADHD and ASD patients in Hong Kong first and subsequently to other markets as we deem appropriate. We have been headquartered in Hong Kong since inception. In October 2020, we opened our California office.

As COVID vaccination rates in the Asian region are low and COVID infections and death rates are rising rapidly, there is a pressing need for a COVID treatment that can be widely available and easily accessible. Since March 2020, Mr. Sik-Kee Au, Regencell’s strategic partner TCM practitioner, started to develop a Traditional Chinese Medicine treatment formula targeting COVID patients. So far, 12 patients (suspected or confirmed COVID cases) have been treated, and their health records showed improvements after an average treatment period of 5 days.

On September 2, 2021, Regencell Bioscience Limited (“Regencell HK”), a Hong Kong company and wholly-owned subsidiary of Regencell Bioscience Holdings Limited (the “Company”), entered into a joint venture agreement (the “JV Agreement”) with Honor Epic Enterprises Limited (“Honor Epic”), a company incorporated in British Virgin Islands, to form a joint venture, Regencell Bioscience Asia Limited under the laws of Hong Kong (the “Joint Venture”). Regencell HK and Honor Epic plan to work together to make this treatment available in the ASEAN countries, India, Japan, Australia and New Zealand. The principal business of the JV shall be to trade, manufacture, market and distribute TCM formulae products, procure, enable, provide or support the treatment of COVID using TCM in the ASEAN countries, India, Japan, Australia and New Zealand.

Corporate History and Structure

Regencell Bioscience Holding Limited is a holding company incorporated in the Cayman Islands, which has no substantive operations other than holding all of the issued and outstanding shares of Regencell Bioscience Limited and Regencell Limited.

Regencell Bioscience Holdings Limited owns 100% equity interest of Regencell Bioscience Limited, which was incorporated in Hong Kong on May 12, 2015. Currently, we conduct research and development activities in the TCM industry through Regencell Bioscience Limited, which has entered Partnership Agreements with the TCM Practitioner. In October 2020, Regencell Bioscience Limited entered into a leasing agreement with Regus in California.

Regencell Bioscience Holdings Limited owns 100% equity interest of Regencell Limited, which was incorporated in Hong Kong on November 20, 2014. Currently, Regencell Limited has no operation and is reserved for future expansion needs.

Our CEO and director, Mr. Yat-Gai Au, beneficially owns 100% of Regencell Bioscience Holdings Limited through Regencell (BVI) Limited, which was incorporated pursuant to the BVI Business Companies Act, 2004 on May 25, 2017. Mr. Yat-Gai Au has been the sole shareholder of Regencell (BVI) Limited since its inception. On September 28, 2020, Regencell (BVI) Limited acquired all equity interest of Regencell Bioscience Holdings Limited from Mr. Yat-Gai Au.

On May 31, 2021, we effectuated a forward split at a ratio of 1,000-for 1 to increase our authorized capital shares from 100,000,000 Ordinary Shares with a par value of $0.01 per share to 100,000,000,000 Ordinary Shares with a par value of $0.00001 per share. As a result of the 2021 Forward Split, we now have 10,000,000 Ordinary Shares issued and outstanding as of the date hereof, which are owned by Regencell (BVI) Limited.

On September 2, 2021, the Company’s wholly-owned subsidiary, Regencell Bioscience Limited entered into a joint venture agreement with Honor Epic Enterprises Limited to form a joint venture, Regencell Bioscience Asia Limited under the laws of Hong Kong.

The Initial Public Offering

On July 20, 2021, we completed our initial public offering of 2,300,000 Ordinary Shares, $0.00001 par value per share (the “IPO”). The Ordinary Shares were sold at an offering price of $9.50 per share, generating gross proceeds of approximately $21.9 million. On August 17, 2021, the underwriter of the IPO exercised its option to purchase 325,000 additional ordinary shares of the Company at a price of $9.50 per share (the “Over-allotment Shares”). The closing of the sale of the Over-allotment Shares took place on August 19, 2021. The net proceeds of the IPO, including proceeds from the sale of Over-allotment Shares, totaled approximately $19.82 million, after deducting underwriting discounts and other related expenses, of approximately of $2.84 million.

Recent developments

Strategic Partnership Agreement with TCM Practitioner

In January 2018, Regencell Bioscience Limited entered into a Deed of Rights Transfer, Strategic Partnership and Undertaking (the “Strategic Partnership Agreement”) with the TCM Practitioner, the father of our CEO and director. Pursuant to the Strategic Partnership Agreement we have with TCM Practitioner, we have exclusive rights and ownership of (1) all his TCM formulae and (2) the intellectual property rights of the TCM formulae, including research and development, trademark, copyright, patent and any other intellectual property rights in relation to the TCM formulae that the TCM Practitioner develops. Pursuant to Strategic Partnership Agreement, the TCM Practitioner is responsible for research and development of TCM formulae, while, any inventions, TCM formulae, utilities, improvements, research, discoveries, designs, processes, methods of manufacture and products conceived or made by the TCM Practitioner in relation to TCM shall be the sole and exclusive property of us.

Pursuant to the Strategic Partnership Agreement, in exchange for the rights, we are required to donate three percent (3.0%) of net revenue that Regencell Bioscience Limited generates in association with the use and/or commercialization of the TCM formulae treatment to any charitable institutions and/or trusts of a public character anywhere in the world at the sole and absolute choice of the TCM Practitioner, or his assignee, and in such proportion at the sole and absolute discretion of the TCM Practitioner on a yearly basis. We also undertake to pay for all reasonable costs and expenses incurred by the TCM Practitioner in conducting research, testing, attending meetings/seminars, compiling records, or performing any similar acts in relation to the development of the TCM formulae and TCM inventions.

On November 10, 2020, Regencell Bioscience Limited entered into a Supplemental Agreement of the Partnership Agreement (the “Supplemental Agreement” collectively with the Strategic Partnership Agreement, the “Partnership Agreements”) with the TCM Practitioner. Under the Supplemental Agreement, the TCM Practitioner shall provide his research by using his best endeavors on his TCM formulae and TCM inventions under our direction and supervision. We have authorized the TCM Practitioner, his agents, subcontractors, development team, and affiliates to use TCM formulae and TCM Inventions to conduct research. However, they shall not directly or indirectly publish, disseminate or otherwise disclose, deliver or make available to any third party any confidential information, without prior written notice given by the Company. The TCM Practitioner also shall not be directly or indirectly concerned with or engaged or interested in any other business which is in any respect in competition with or similar to the TCM business conducted by the Company for two years after the expiration or termination of the Supplemental Agreement.

We shall pay the TCM Practitioner for his expenses on his TCM research within 30 days upon the receipt of invoice. The Supplemental Agreement shall remain effective until the Strategic Partnership Agreement is expired or terminated. We can terminate the Supplemental Agreement without cause without any indemnity or damages being due to TCM Practitioner with 30 days prior written notice.

Establishment of a Joint Venture to offer COVID Treatment

On September 2, 2021, Regencell HK entered into a joint venture agreement Honor Epic to form a joint venture under the laws of Hong Kong. Regencell HK and Honor Epic plan to work together to make this treatment available in the ASEAN countries, India, Japan, Australia and New Zealand. The principal business of the JV shall be to trade, manufacture, market and distribute TCM formulae products, procure, enable, provide or support the treatment of COVID using TCM in the ASEAN countries, India, Japan, Australia and New Zealand.

As COVID vaccination rates in the Asian region are low and COVID infections and deaths rates are rising rapidly, there is a pressing need for a COVID treatment that can be widely available and easily accessible. Since March 2020, Mr. Sik-Kee Au, Regencell’s strategic partner TCM practitioner, started to develop a Traditional Chinese Medicine treatment formula targeting COVID patients. So far, 12 patients (suspected or confirmed COVID cases) have been treated, and their health records showed improvements after an average treatment period of 5 days.

Regencell HK and Honor Epic plan to work together to make this treatment available in the ASEAN countries, India, Japan, Australia and New Zealand. Regencell will own 60% of the JV with customary drag-along option. The principal business of the JV shall be to trade, manufacture, market and distribute TCM formulae products, procure, enable, provide or support the treatment of COVID using TCM in the ASEAN countries, India, Japan, Australia and New Zealand.

The research of JV in COVID treatment is highly uncertain and Regencell cannot guarantee timing of completion of this research and commercialization of COVID treatment in any countries. Regencell will be posting updates regarding treatments in the fight against COVID on its website soon.

Financial Operations Overview

Impact of COVID-19 on Our Business

The worldwide COVID-19 pandemic may affect our ability to initiate and complete research studies, delay the initiation of our future research studies, disrupt regulatory activities or have other adverse effects on our business, results of operations, financial condition and prospects. In addition, the pandemic has caused substantial disruption in the financial markets and may adversely impact economies worldwide, both of which could adversely affect our business, operations and ability to raise funds to support our operations.

To date, we have not experienced material business disruptions or impairments of any of our assets as a result of the pandemic. We are following and plan to continue to follow recommendations from local governments regarding workplace policies, practices and procedures. We expect to continue to monitor the situation and take actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees and other business partners. We are continuing to monitor the potential impact of the pandemic, but we cannot be certain what the overall impact will be on our business, financial condition, results of operations and prospects.

Revenue

We have not generated any revenue from the sale of any products, and we do not expect to generate any revenue until we commercialize our standardized TCM formulae products for ADHD and ASD patients in Hong Kong.

Selling and Marketing Expenses

Expenses in marketing were mainly for the sponsorship of seminars and events with Non-Governmental Organizations (“NGOs”) and institutions that have a large database of families with ADHD and ASD children, who are our potential target patients and qualified patients to be enrolled in our research study in the future. As we commercialize our TCM formulae products, we expect that we would incur increased selling and marketing expenses associated with hiring a sales and marketing team, engaging external sales and marketing professional services, and media coverage.

General and Administrative Expense

General and administrative expenses consist primarily of salaries, compensation, legal and accounting fees, as well as office rental, computer equipment and software and utilities.

We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities and increased costs of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a public company including expenses related to services associated with maintaining compliance with Nasdaq rules and SEC requirements and investor relations costs.

Research and Development Expense

 Since our inception, our operations have primarily been limited to the research studies of the proprietary TCM formulae. Our research and development expenses to date consist mainly of employee salaries and related benefits, office rental and depreciation.

Research and development activities will continue to be central to our business model and we expect to significantly increase our research and development efforts in the future. Future research and development expenses will include employee-related expenses, such as salaries, share-based compensation, benefits and travel expense for the research and development personnel that we plan to hire and treatment costs in connection with conducting research studies.

Key Factors that Affect Operating Results

Results of Operations

 Results of Operations for the years ended June 30, 2021 and 2020

The following table sets forth our results of operations for the year ended June 30, 2021 compared to that of the year ended June 30, 2020:

	For the Year Ended	For the Year Ended
	June 30,	June 30,	Change	Change
	2021	2020	Amount	%
OPERATING EXPENSES:
Selling and marketing	1,576	114,207	(112,631)	-99%
General and administrative	941,463	311,934	629,529	202%
Research and development	438,323	386,230	52,093	14%
Total operating expenses	1,381,363	812,371	568,992	70%

Selling and marketing

Selling and marketing expenses were $0.002 million and $0.11 million for the years ended June 30, 2021 and 2020, respectively. The expenses were primarily attributable to employee salaries and related benefits incurred by marketing efforts for qualified patients’ recruitment for our research study during those periods.

The decreased expenses in marketing in the year ended June 30, 2021 compared with the year ended June 30, 2020 were mainly due to decrease in the sponsorship of seminars and events with NGOs and institutions.

General and Administrative Expense

General and administrative expenses were $0.94 million and $0.31 million for the years ended June 30, 2021 and 2020, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, legal, professional fees and consulting services associated with the formation of our company, corporate matters and certain direct and indirect costs associated with services obtained by the Company.

The increased general and administrative expenses in the year ended June 30, 2021 compared with the year ended June 30, 2020 were mainly due to increase in employee salaries and related benefits, office rental, legal and professional expenses, and increased depreciation on the renovation cost of our new office space.

Research and Development Expense

Research and development expenses were $0.44 million and $0.39 million for the years ended June 30, 2021 and 2020, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, and other third-party services associated with research studies.

The increased research and development expenses in the year ended June 30, 2021 compared with the year ended June 30, 2020 were mainly due to increase in employee salaries and related benefits for more research studies and projects.

Other income, net

Other income, net was $0.035 million for the year ended June 30, 2021 was primarily attributable to the receipt of government grants in respect of COVID-19-related subsidies, the Employment Support Scheme provided by the Hong Kong Government under the Anti-Epidemic Fund. No such subsidy was received for the year ended June 30, 2020.

Results of Operations for the years ended June 30, 2020 and 2019

The following table sets forth our results of operations for the year ended June 30, 2020 compared to that of the year ended June 30, 2019:

	For the Year Ended	For the Year Ended
	June 30,	June 30,	Change	Change
	2020	2019	Amount	%
OPERATING EXPENSES:
Selling and marketing	114,207	3,638	110,569	3,039%
General and administrative	311,934	159,129	152,805	96%
Research and development	386,230	228,223	158,007	69%
Total operating expenses	812,371	390,990	421,381	108%

Selling and marketing

Selling and marketing expenses were $0.11 million and $0.04 million for the years ended June 30, 2020 and June 30, 2019, respectively. The expenses were primarily attributable to employee salaries and related benefits, and incurred by marketing efforts for qualified patients’ recruitment for our research study during those periods.

The increased expenses in marketing in 2020 compared with 2019 were mainly for the sponsorship of seminars and events with NGOs and institutions that have a large database of families with ADHD and ASD children, who are our potential target patients and qualified patients to be enrolled in our research study in the future.

General and Administrative Expense

General and administrative expenses were $0.31 million and $0.16 million for the years ended June 30, 2020 and June 30, 2019, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, legal, professional fees and consulting services associated with the formation of our company, corporate matters and certain direct and indirect costs associated with services obtained by the Company.

The increased general and administrative expenses in 2020 compared with 2019 were mainly due to increase in employee salaries and related benefits, office rental, legal expenses, and increased depreciation on the renovation cost of our new office space.

Research and Development Expense

Research and development expenses were $0.39 million and $0.23 million for the years ended June 30, 2020 and 2019, respectively and were primarily attributable to employee salaries and related benefits, office rental, depreciation, and other third-party services associated with research studies.

The increased research and development expenses in 2020 compared with 2019 were mainly due to increase in employee salaries and related benefits, office rental, and increased depreciation on the renovation cost of our new office space.

Liquidity and Capital Resources

 In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

We have incurred recurring negative cash flows since inception and have funded our operations primarily from shareholder loans. We had an accumulated deficit of approximately $4.00 million and $2.65 million as of June 30, 2021 and 2020, respectively. We had net losses of approximately $1.35 million and $0.81 million for the years ended June 30, 2021 and 2020. We have received funding in the form of shareholder loans to support our operating needs, which was provided by our CEO.

On November 10, 2020, we entered into a loan agreement with Mr. Yat-Gai Au to evidence the existing loan and document our oral agreements of the terms and conditions of such existing loan when such loan was initially generated. The loan agreement also sets forth that Mr. Yat-Gai Au will continue to make loans to us for operations and research activities. The maturity date of such loans was June 30, 2021, subject to indefinite extension if agreed by the parties in writing.

On February 2, 2021, a loan extension agreement was entered by Mr. Yat-Gai Au and Regencell Bioscience Limited, pursuant to which Mr. Yat-Gai Au agreed to provide up to $3 million in the form of loans or make payments on behalf of us during the period from January 1, 2021 to June 30, 2022 to support our operations and research activities for the period from January 1, 2021 to June 30, 2022 and further extend the maturity date of the existing loans from June 30, 2021 to December 31, 2022.

On March 18, 2021, a supplemental loan agreement was entered by and between Regencell Bioscience Limited and Mr. Yat-Gai Au, pursuant to which Mr. Yat-Gai Au will convert his shareholder loans in the amount of $3.25 million for the receipt of a convertible promissory note (the “Note”) issued by the Company in the principal amount of $3,250,000. On March 18, 2021, the Company issued the note to Mr. Yat-Gai Au in the principal amount of $3,250,000, automatically convertible into Ordinary Shares, upon the completion of the IPO of the Company at the same price as the offering price per Ordinary Shares to be issued in the IPO. The note does not carry any interest. The Note, if not automatically converted, will mature and become payable twelve months after the issuance date of the Note.

On July 20, 2021, the Company consummated its IPO of 2,300,000 Ordinary Shares at a price of $9.50 per share. The gross proceeds from IPO were approximately $21.85 million, net of approximately $19.82 million. As a result of the IPO, the Ordinary Shares now trade on Nasdaq Capital Market under the symbol “RGC”.

With the completion of its IPO and debt conversion, the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued was greatly improved.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

The following summarizes the key components of our cash flows for the years ended June 30, 2021 and 2020.

	For the Years Ended June 30,
	2021	2020	2019

Net cash used in operating activities	$(767,311)	$(726,573)	(390,990)
Net cash used in investing activities	-	(117,837)	-
Net cash provided by financing activities	439,745	988,082	480,994
Net change in cash	$(327,566)	$143,672	$90,004

Cash Flow in Operating Activities

For the years ended June 30, 2021 and 2020, net cash used in operating activities were $0.77 million and $0.73 million, respectively. Net cash used in operating activities was primarily attributable to a new office lease, the hiring of our executive staff, research and development, ramped up marketing efforts and general and administrative activities.

Cash Flow in Investing Activities

For the years ended June 30, 2021 and 2020, net cash used in investing activities were nil and $0.12 million, respectively. Net cash used in investing activities was primarily attributable to the renovation of our new office space.

Cash Flow in Financing Activities

For the years ended June 30, 2021 and 2020, net cash from financing activities were $0.44 million and $0.99 million, respectively. Net cash from financing activities was primarily attributable to shareholder loans.

Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2021:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease obligations	1,281,370	455,466	803,957	21,947	-
Total	$1,281,370	455,466	803,957	$21,947	$-

Capital Expenditures

For the years ended June 30, 2021, 2020 and 2019, we have capital expenditures of nil, $117,837 and nil in relation to our property and equipment. Subsequent to June 30, 2021 and as of the date of this Annual Report, we did not purchase any material equipment for operational use. We do not have any other material commitments to capital expenditures as of June 30, 2021. On September 27, 2021, the Company had entered into a contract for renovation of the new office and had commitments for capital expenditure amounted to approximately HK$3.14 million ($0.40 million).

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 3 to the consolidated financial statements included elsewhere in this Annual Report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Use of Estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements required to be made by management include, but not limited to, the useful lives of property and equipment, impairment of long-lived assets , valuation of share options, share-based compensation, allowance for deferred tax assets and uncertain tax position. Actual results could differ from these estimates.

Fair value measurement

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of our financial instruments including cash, prepayment, accrued expenses, other payables-related parties and shareholder’s loans approximates their recorded values due to their short-term maturities. The fair value of the long-term deposit approximates their carrying amounts because the deposit was paid in cash.

Related Parties

Parties, which can be a corporation or individual, are considered to be related if we have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Taxation

Hong Kong Profits Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2019/2020 and 2020/2021. As from year of assessment of 2020/2021 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on its foreign-derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to us or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

B.	Liquidity and capital resources

 In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

We have incurred recurring negative cash flows since inception and have funded our operations primarily from shareholder loans. We had an accumulated deficit of approximately $4.00 million and $2.65 million as of June 30, 2021 and 2020, respectively. We had net losses of approximately $1.35 million and $0.81 million for the years ended June 30, 2021 and 2020. We have received funding in the form of shareholder loans to support our operating needs, which was provided by our CEO.

On November 10, 2020, we entered into a loan agreement with Mr. Yat-Gai Au to evidence the existing loan and document our oral agreements of the terms and conditions of such existing loan when such loan was initially generated. The loan agreement also sets forth that Mr. Yat-Gai Au will continue to make loans to us for operations and research activities. The maturity date of such loans was June 30, 2021, subject to indefinite extension if agreed by the parties in writing.

On February 2, 2021, a loan extension agreement was entered by Mr. Yat-Gai Au and Regencell Bioscience Limited, pursuant to which Mr. Yat-Gai Au agreed to provide up to $3 million in the form of loans or make payments on behalf of us during the period from January 1, 2021 to June 30, 2022 to support our operations and research activities for the period from January 1, 2021 to June 30, 2022 and further extend the maturity date of the existing loans from June 30, 2021 to December 31, 2022.

On March 18, 2021, a supplemental loan agreement was entered by and between Regencell Bioscience Limited and Mr. Yat-Gai Au, pursuant to which Mr. Yat-Gai Au will convert his shareholder loans in the amount of $3.25 million for the receipt of a convertible promissory note (the “Note”) issued by the Company in the principal amount of $3,250,000. On March 18, 2021, the Company issued the note to Mr. Yat-Gai Au in the principal amount of $3,250,000, automatically convertible into Ordinary Shares, upon the completion of the IPO of the Company at the same price as the offering price per Ordinary Shares to be issued in the IPO. The note does not carry any interest. The Note, if not automatically converted, will mature and become payable twelve months after the issuance date of the Note.

On July 20, 2021, the Company consummated its IPO of 2,300,000 Ordinary Shares at a price of $9.50 per share. The gross proceeds from IPO were approximately $21.85 million, net of approximately $19.82 million. As a result of the IPO, the Ordinary Shares now trade on Nasdaq Capital Market under the symbol “RGC”.

With the completion of its IPO and debt conversion, the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued was greatly improved.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

The following summarizes the key components of our cash flows for the years ended June 30, 2021, 2020 and 2019.

	For the Years Ended June 30,
	2021	2020	2019

Net cash used in operating activities	$(767,311)	$(726,573)	(390,990)
Net cash used in investing activities	-	(117,837)	-
Net cash provided by financing activities	439,745	988,082	480,994
	$(327,566)	$143,672	$243,307

Cash Flows

Operating activities

Fiscal Years Ended June 30, 2021 and 2020

 For the years ended June 30, 2021 and 2020, net cash used in operating activities were $0.77 million and $0.73 million, respectively. Net cash used in operating activities was primarily attributable to a new office lease, the hiring of our executive staff, research and development, ramped up marketing efforts and general and administrative activities.

Fiscal Years Ended June 30, 2020 and 2019

For the years ended June 30, 2020 and 2019, net cash used in operating activities were $0.73 million and $0.39 million, respectively. Net cash used in operating activities was primarily attributable to a new office lease, the hiring of our executive staff, research and development, ramped up marketing efforts and general and administrative activities

Investing activities

Fiscal Years Ended June 30, 2021 and 2020

For the years ended June 30, 2021 and 2020, net cash used in investing activities were nil and $0.12 million, respectively. Net cash used in investing activities was primarily attributable to the renovation of our new office space.

Fiscal Years Ended June 30, 2020 and 2019

For the years ended June 30, 2020, net cash used in investing activities were $0.12 million, which was primarily attributable to the renovation of our new office space. There was no cash used in investing activities for the year ended June 30, 2019.

Financing activities

Fiscal Years Ended June 30, 2021 and 2020

For the years ended June 30, 2021 and 2020, net cash from financing activities were $0.44 million and $0.99 million, respectively. Net cash from financing activities was primarily attributable to shareholder loans.

Fiscal Years Ended June 30, 2020 and 2019

For the years ended June 30, 2020 and 2019, net cash from financing activities were $0.99 million and $0.48 million, respectively. Net cash from financing activities was primarily attributable to shareholder loans.

C.	Research and development, Patents and License, etc.

Research and development expenses consist of costs incurred by the Company for the discovery and development of the Company’s product candidates.  Research and development costs include, but not limited to, payroll and personnel expenses including stock-based compensation, research studies supplies, fees for research studies services, consulting costs, and allocated overhead, including rent, equipment, and utilities.

D.	Trend information

Other than as disclosed elsewhere in this Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

Commitments and Contingencies

Contractual obligations

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our directors, executive officers and other key employees. The following individuals are members of the Board and executive management of the Registrant.

Name	Age	Position
Yat-Gai Au	49	Chairman, Director and Chief Executive Officer
Dr. Yi-Chung Chao	57	Director and Chief Medical Officer
James Wai Hong Chung	44	Chief Operation Officer and Chief Strategy Officer
Tien Hsiang Chau	51	Chief Financial Officer
Evana Yee Wah Hui (1)	49	Independent Director
Paul J. Niewiadomski (2)	51	Independent Director
Cheung Ming Wong (3)	48	Independent Director

(1)	Chair of the Compensation Committee.

(2)	Chair of the Nominating Committee.

(3)	Chair of the Audit Committee.

The following is a brief biography of each of our executive officers and directors:

Yat-Gai Au

Mr. Yat-Gai Au is our CEO and has been our director since 2014. He began his career in investment banking at Deutsche Bank and ING Barings and was one of the core team members that won Merger and Acquisitions deal of the year awards in Asia from 1998 to 1999 comprising over $4 billion worth of deals. He is a founding partner of one of California’s largest group of property investors. The property group partners with the leading pension and private equity funds with assets over $250 billion. He is an active investor in biotech and tech startup companies. He funds and participates in several charity events for thousands of underprivileged families and elderlies in Hong Kong and the U.S. During the COVID-19 outbreak, he has donated over 200,000 masks to hospitals, elderlies and needy families. In September 2018, Mr. Au set up Regencell Foundation Limited to further his charitable endeavors. Mr. Yat-Gai Au is the son of the TCM Practitioner, Mr. Sik-Kee Au. Mr. Au graduated from University of California, Berkeley with a Bachelor of Science degree from the Haas School of Business.

Dr. Yi-Chung Chao, Ph.D.

Dr. Yi-Chung Chao is our Chief Medical Officer (“CMO”) and has served as our director since October 2020. He has joined us as CMO of Regencell Bioscience Limited since November, 2019. He is a California board certified Chinese medicine doctor and acupuncturist, as well as a successful entrepreneur and a management leader in Silicon Valley. As the CMO of Regencell Bioscience Limited, he is responsible for including, but not limited to, managing research projects and preparing research reports; developing a methodology for data collection; collecting, recording data and presenting the findings. Dr. Chao’s journey in TCM started when his then 7-year-old son was diagnosed with ASD and subsequently received the TCM Practitioner’s treatment. Intrigued by the successful treatment using Chinese medicine, Dr. Chao started learning and eventually obtained a Master of Science in Traditional Chinese Medicine in Silicon Valley. After passing California board certified Chinese medicine and acupuncture exam in 2017, Dr. Chao has formally immersed himself in the research and development of the medical cases of our TCM Practitioner and continues to learn under his guidance at his clinical practice in Hong Kong. Prior to joining Regencell Bioscience Limited, Dr. Chao was a co-founder and Chief Technology Officer of Telenav, Inc. in Silicon Valley. Dr. Chao obtained his Bachelor’s degree in Mechanical Engineering at the National Taiwan University, a Master’s degree in Aerospace Engineering from University of Texas at Austin, and a Ph.D. in Aeronautics and Astronautics at Stanford University.

James Wai Hong Chung

Mr. Chung is our Chief Operating Officer (“COO”) and Chief Strategy Officer (“CSO”) and. He has joined Regencell Bioscience Limited as senior vice president since July 2015. He brings 15 years of experience in various leading roles. Prior to Regencell, Mr. Chung managed the Asia equities and derivatives electronic trading platform at Investment Technology Group, where he gained extensive banking and finance experience. Prior to that, he worked at Sungard Financial Systems, providing front to back trading and risk management software solutions for banks. He also gained experiences in different roles from sales and accounting management, project management, technology and business analyst when he worked at a startup hedge fund IT consulting business. Mr. Chung started his career as a telecommunication engineer at Hutchison Global Crossing and eventually led a small team of engineers. Mr. Chung is a graduate of Quantitative Finance from the Management Science and Engineering Department at Stanford University and Telecommunications Technology from British Columbia Institute of Technology.

Tien Hsiang Chau

Mr. Chau is our Chief Financial Officer (the “CFO”). He joined Regencell Bioscience Limited in January 2021. Mr. Chau brings over 15 years of finance experience. Mr. Chau’s CFO experience include four mainboard listed companies on the Hong Kong Stock Exchange and one mainboard listed company on the Tokyo Stock Exchange. He also brings extensive treasury and risk management experience. Mr. Chau was Philips’ Asia Head of Cash Management and Risk and IBM’s China Treasurer. Prior to joining IBM, Mr. Chau worked at Merrill Lynch and Booz Allen & Hamilton where he gained investment banking, capital markets and management consulting experience. Mr. Chau obtained his Bachelor’s degree in finance from the University of Texas at Austin with the highest honor and obtained his MBA from Massachusetts Institute of Technology.

Evana Yee Wah Hui

Ms. Evana Yee Wah Hui is our independent director and member of audit committee, compensation committee, and nominating committee. She has over 20 years of retail and brand management experience. Throughout her 18-year career at the Dairy Farm Company Limited, a leading pan-Asian retailer, she managed various segments of the business both at the regional and local level. She headed the regional category development team of the Health& Baby categories across the Greater China and Asian regions covering nine markets, implementing store layout/display, category development and management strategies. Furthermore, she was responsible for the sales and profitability of a diverse range of categories with experience in product creation and development, brand building, and customer loyalty. She also spearheaded the launch of both the GNC and Boots brands in Hong Kong. Prior to that, she spent three years developing and implementing market research at Nielsen, where her major clients included Unilever, Coca-Cola, HSBC, MSD, and L’Oreal. Ms. Hui participated in charitable endeavors, such as promoting mental health awareness in the community and holding workshops to promote self-awareness and reduce stigma in local high schools, co-organized by the HK Hospital Authority. She holds an MBA from University of Southern California and graduated with a Bachelor of Arts, Mathematics (Honors) from Mills College.

Paul J. Niewiadomski

Mr. Paul J. Niewiadomski is our independent director and member of audit committee, compensation committee, and nominating committee. He is a partner in Lubin Olson& Niewiadomski LLP’s Business, Finance and Workouts Practice Groups. He represents clients in a broad range of business transactions. His practice encompasses acquisitions, dispositions, joint ventures, and financing. He has advised both publicly traded and private companies on business matters. Mr. Niewiadomski served on the boards of several non-profit, for profit and civic organizations and is a member of the Urban Land Institute (San Francisco) and NAIOP (San Francisco Bay Area). He has spoken at a wide range of seminars and conferences on business issues for Marcus & Millichap, California County Counsels’ Association, California Mortgage Association, and other organizations. Mr. Niewiadomski is recognized by Thomson Reuters as a Northern California “Super Lawyer” and was selected by his peers for the inclusion of the 2018, 2019 and 2020 Editions of The Best Lawyers in America. He is a Juris Doctor graduate from University of Michigan, Master of Laws from New York University and a Bachelor of Business Administration from Western Michigan University (Magna Cum Laude).

Cheung Ming Wong

Mr. Cheung Ming Wong is our independent director and member of audit committee, compensation committee, and nominating committee. He has over 20 years of experience in banking and finance. He has served as General Manager and Head of Treasury and Global Markets for China CITIC Bank International and Managing Director and Head of Trading for Asia Pacific for Banco Santander S.A., with responsibility for funding and liquidity management as well as spearheading the development of the markets and trading businesses. He has also served in senior trading and structuring roles at global institutions including HSBC, Deutsche Bank and Standard Bank PLC. He started his career as an audit professional at Price Waterhouse and Deloitte Touche Tohmatsu. Mr. Wong is a charter holder of the Chartered Financial Analyst (CFA) and a member of CPA Australia. He graduated from the University of Melbourne with a Bachelor of Commerce degree. He now runs a fund focused on derivatives and quantitative strategies.

Family Relationships

None of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

2021 Share Option Plan

We adopted a 2021 Share Option Plan (the “Plan”) on May 31, 2021. The Plan is a share-based compensation plan that provides for discretionary grants of share options to key employees, directors and consultants of the Company. The purpose of the Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. No grants have been made under the plan as of the date hereof. The following is a summary of the Plan and is qualified by the full text of the Plan.

Administration. The Plan will be administered by our CEO and Chairman of the board of directors.

Number of Ordinary Shares. The number of Ordinary Shares that may be issued under the Plan is the maximum aggregate number of Ordinary Shares reserved and available pursuant to this Plan shall be the aggregate of (i) 1,235,074 Ordinary Shares, and (ii) on each January 1, starting with January 1, 2022, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Ordinary Shares as may be determined by the board of directors. If there is a forfeiture or termination without the delivery of Ordinary Shares or of other consideration of any option made under the Plan, the Ordinary Shares underlying such option, or the number of Ordinary Shares otherwise counted against the aggregate number of Ordinary Shares available under the Plan with respect to the option, to the extent of any such forfeiture or termination, shall again be, or shall become, available for granting options under the Plan. The number of Ordinary Shares issuable under the Plan is subject to adjustment, in the event of any reorganization, recapitalization, share split, share distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction.

Eligibility. All persons as the CEO and Chairman of the board may select from among the employees, directors, and consultants of the Company. The grant of options shall be approved by the Board.

Share Options. The Board shall determine the provisions, terms, and conditions of each option including, but not limited to, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, shares, cashless settlement, or other consideration) upon settlement of the option, payment contingencies and the exercise price; each option will last for the term stated in the option agreement, provided, however that in the case of an option that is to qualify as an Incentive Share Option as such term is defined in Section 422 of the Code, the term shall not exceed ten (10) years. It is intended that share options qualify as “performance based compensation” under Section 162(m) of the Code and thus be fully deductible by us for federal income tax purposes, to the extent permitted by law.

Payment for Share Options and Withholding Taxes. The Board may make one or more of the following methods available for payment of an option, including the exercise price of a share option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) cheque; (iii) with respect to options, payment through a broker-dealer sale and remittance procedure pursuant to which the optionee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Ordinary Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Ordinary Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Ordinary Shares directly to such brokerage firm in order to complete the sale transaction; (iv) cashless election; or (v) any combination of the foregoing methods of payment.

Upon exercise of an option the Company shall have the right, but not the obligation (except as required by applicable law), to withhold or collect from optionee an amount sufficient to satisfy such tax obligations. The optionee will be solely responsible for his/her own tax obligations.

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The board of directors may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company’s shareholders to the extent such approval is required by applicable laws, or if such amendment would adversely affect the right of any participant under any agreement in any material way without the written consent of the participant. No option may be granted during any suspension of the Plan or after termination of the Plan. No suspension or termination of the Plan shall adversely affect any rights under options already granted to an optionee. The Plan shall become effective on the date of the Company’s contemplated initial public offering is effective. It shall continue in effect for a term of ten (10) years unless sooner terminated or unless renewed for another period not to exceed ten (10) years pursuant to shareholder approval.

On June 9, 2021, the board of the Company granted issuance of 1,235,074 options to its certain officers, directors and employees, under the Plan; provided that 46,755 options granted to the independent director nominees will become effective upon the effectiveness of the Registration Statement when the nominee’s directorship becomes effective. These options will be exercisable at $9.50 per share, of which 25% vest on each anniversary over four years following the closing of this offering and is valid for 10 years once vested.

B. Compensation of Directors and Executive Officers

Executive Compensation

Summary Compensation Table

The following table shows the annual compensation paid by us for the years ended 2021 and 2020.

Name/principal position	Year	Salary	Bonus	Share Awards	Option Awards	Non-Equity Incentive Plan Compensation		Other	Total
Yat-Gai Au/ CEO(1)	2021	-	-	-	-	-	-	-	-
	2020	-	-	-	-	-	-	-	-
Dr. Yi-Chung Chao/CMO	2021	134,359	115,385	-	-	-	-	-	249,744
	2020	27,360	6,410	-	-	-	-	-	33,770
James Wai Hong Chung/COO/CSO	2021	132,821	112,821	-	-	-	-	-	245,642
	2020	118,685	20,000	-	-	-	-	-	138,685
Tien Hsiang Chau/CFO	2021	59,503	64,103	-	-	-	-	-	123,606
	2020	-	-	-	-	-	-	-	-
Evana Yee Wah Hui/Independent Director	2021	-	-	-	-	-	-	-	-
	2020	-	-	-	-	-	-	-	-
Paul J. Niewiadomski/Independent Director	2021	-	-	-	-	-	-	-	-
	2020	-	-	-	-	-	-	-	-
Cheung Ming Wong/Independent Director	2021	-	-	-	-	-	-	-	-
	2020	-	-	-	-	-	-	-	-

Employment Agreements

Agreements with Named Executive Officers

We entered into amended and restated employment agreement with our CEO, Yat-Gai Au, on February 2, 2021, with retroactive effect to November 12, 2020. Our amended and restated employment agreement will become effective on the closing date of the initial public offering of our Ordinary Shares in the U.S. Pursuant to such agreement, he shall receive an annual base salary of $1, and such compensation is subject to annual review and adjustment by the board. The CEO cannot draw his compensation more than $1 until the Company reaches $1 billion market capitalization. Under this employment agreement, Mr. Au is employed as our CEO for a term of three years, which automatically renews for additional three-year terms unless previously terminated on one month written notice by either party. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including (1) a lump sum cash payment equal to one month of the CEO’s base salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of his target annual bonus for the year immediately preceding the termination, if any; (3) payment of premiums for continued health benefits under the Company’s health plans for 12 months fo1lowing the termination, if any; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by Mr. Au. In the event that we or our successor terminates the employment upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity (the “Change of Control Transaction”), Mr. Au shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to 1 month of his base salary at a rate equal to the greater of his annual salary in effect immediate1y prior to the termination, or his then current annua1 salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of his target annual bonus for the year immediately preceding the termination; (3) payment of premiums for continued health benefits under the Company’s health plans for 12 months fo1lowing the termination; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by Mr. Au.

On July 15, 2019, we entered into an employment agreement with Dr. Yi-Chung Chao, which became effective on November 1, 2019. Pursuant to such agreement, he shall receive a monthly base salary of $6,410, which shall be payable in arrears on the last day of each month during the employment. Dr. Chao is also eligible for bonus, benefits and reasonable expenses reimbursement. Under the employment agreement, Dr. Chao works as our CMO and the term is annual basis, which automatically renews for additional one-year terms unless previously terminated for cause by the Company, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. Effective from September 1, 2020, Dr. Chao’s base salary was adjusted to $11,538. On June 9, 2021, the board of the Company approved to issue Mr. Chao options to purchase 324,678 Ordinary Shares under the Plan. These options will be exercisable at $9.50 per share, of which 25% vest on each anniversary over four years following the closing of this offering and is valid for 10 years once vested. Dr. Chao’s main responsibilities include but not limited to managing research projects and preparing research reports, developing a methodology for data collection, as well as recording data and presenting the findings.

On July 6, 2015, we entered into an employment agreement with James Wai Hong Chung, which became effective on July 6, 2015. Pursuant to such agreement, he shall receive a monthly base salary of $9,615, which shall be payable in arrears on the last day of each month during the employment. Mr. Chung is also eligible for bonus, benefits and reasonable expenses reimbursement. Under the employment agreement, Mr. Chung works as our senior vice president and the term is annual basis, which automatically renews for additional one-year terms unless previously terminated for cause by the Company, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. Effective from September 1, 2020, Mr. Chung’s base salary was adjusted to $11,282. On June 9, 2021, the board of the Company approved to issue Mr. Chung options to purchase 311,691 Ordinary Shares under the Plan. These options will be exercisable at $9.50 per share, of which 25% vest on each anniversary over four years following the closing of this offering and is valid for 10 years once vested. Mr. Chung’s responsibilities include but not limited to planning, communicating and executing strategic initiatives of the Company, exploring and establishing strategic partnerships or joint ventures, identifying risk, opportunities, market research, projects and investments for the Company, and implementing decisions of the board.

On January 18, 2021, we entered into an employment agreement with Tien Hsiang Chau, who joined Regencell Bioscience Limited as CFO. The employment agreement became effective on January 18, 2021. Pursuant to the employment agreement, he shall receive a monthly base salary of $10,897, which shall be payable in arrears on the last day of each month during the employment. The employment agreement has a six-month probation period, during which either party can terminate the agreement with written notice or payment in lieu of notice. After six-month probation, either party may terminate the employment agreement by giving a three months prior written notice or payment in lieu of notice. The employment term will continue on an annual basis until terminated in accordance with the agreement. On June 9, 2021, the board of the Company approved to issue Mr. Chau options to purchase 259,742 Ordinary Shares under the Plan. These options will be exercisable at $9.50 per share, of which 25% vest on each anniversary over four years following the closing of this offering and is valid for 10 years once vested. Mr. Chau’s main responsibilities include but not limited to identifying and establishing contact with potential investors, formulating financial policies and strategies for the Company, ensuring effective internal controls, compliance of all accounting and financial regulations in U.S. and Hong Kong.

Director Compensation

For the fiscal year ended June 30, 2021, we did not compensate our executive directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors.

On June 9, 2021, each independent director nominee accepted a letter agreement and was awarded share options under the 2021 Share Option Plan to purchase 15,585 Ordinary Shares. The share options will become effective upon the effectiveness of this registration statement when the nominee’s directorship becomes effective. These options will be exercisable at $9.50 per share, of which 25% vest on each anniversary over four years following the closing of this offering and is valid for 10 years once vested.

On June 9, 2021, Dr. Chao was awarded share options under the 2021 Share Option Plan to purchase 324,678 Ordinary Shares. These options will be exercisable at $9.50 per share, of which 25% vest on each anniversary over four years following the closing of this offering and is valid for 10 years once vested.

C. Board Practices

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigned his or her office by notice in writing to the company; or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Our officers are elected by and serve at the discretion of the board of directors.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (2020 Revision) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles expected to be amended and effective on or before the completion of this offering. We have the right to seek damages if a duty owed by any of our directors is breached.

Our Amended and Restated Memorandum and Articles of Association (hereinafter referred as “Amended Articles”) provide that a director must disclose the nature and extent of any material interests in any contract or arrangement, provided that the required notice has been given and subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant Board meeting, a director may vote in respect of any contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. However, even if a director discloses his interest and is therefore permitted to vote, he must still comply with his duty to act bona fide in the best interest of our company.

A director of a Cayman Islands company also owes to the Company a duty to exercise the powers for the purpose for which they were given and the duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7.N of Form 20F promulgated by the SEC, shall require the approval of the Audit Committee.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time and in accordance with the recommendations of the compensation committee of the Board and the Company’s corporate governance documents. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting by ordinary resolution of our shareholders. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Committees of the Board of Directors

We established an audit committee, a compensation committee and a nominating and governance committee prior to consummation of this offering. Each of the committees of the Board shall have the composition and responsibilities described below.

Audit Committee

Evana Yee Wah Hui, Paul J. Niewiadomski and Cheung Ming Wong are the members of our Audit Committee, with Cheung Ming Wong serving as the chairperson. All proposed members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

We have adopted Audit Committee Charter on December 3, 2020, and the Audit Committee Charter became effective on July 15, 2021. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:

●	evaluates the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approves the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitors the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviews the financial statements to be included in our Annual Report on Form 20-F and Quarterly Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversees all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

●	reviews and approves in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

●	provides oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and makes recommendations to the Board regarding corporate governance issues and policy decisions.

It is determined that Cheung Ming Wong, possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Evana Yee Wah Hui, Paul J. Niewiadomski and Cheung Ming Wong are the members of our Compensation Committee with Evana Yee Wah Hui serving as the chairperson. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. We have adopted Compensation Committee Charter on December 3, 2020, and the Compensation Committee Charter became effective on July 15, 2021. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Governance Committee

Evana Yee Wah Hui, Paul J. Niewiadomski and Cheung Ming Wong are the members of our Nominating and Governance Committee with Paul J. Niewiadomski serving as the chairperson. All members of our Nominating and Governance Committee are qualified as independent under the current definition promulgated by Nasdaq. We have adopted Nominating and Governance on December 3, 2020, and the Nominating and Governance Committee Charter became effective on July 15, 2021. In accordance with the Nominating and Governance Committee’s Charter, the Nominating and Corporate Governance Committee shall be responsible to identity and propose new potential director nominees to the Board of Directors for consideration and review our corporate governance policies.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. Our code of business conduct and ethics is publicly available on our website.

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Evana Yee Wah Hui, Paul J. Niewiadomski, and Cheung Ming Wong is “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Memorandum and Articles of Association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

D. Employees

As of the date of this Annual Report, we had a total of 13 full-time employees in Hong Kong, of which 5 are in research and development, 1 are in sales and marketing, and 7 are in general administration.

E. Share Ownership

See Item 7 below.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of the Prospectus by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

As of the date of this prospectus, our Company is authorized to issue 100,000,000,000 Ordinary Shares with a par value $0.00001 each. The number and percentage of Ordinary Shares beneficially owned before the offering are based on 10,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus. The number and percentage of Ordinary Shares beneficially owned after the offering are based on 12,642,105 Ordinary Shares issued and outstanding including 2,300,000 Ordinary Shares sold in this offering (assuming that the over-allotment option is not exercised) and 342,105 Ordinary Shares issued upon conversion of the principal of $3,250,000 under the Note issued to Mr. Au at the same price of the offering price $9.50 per share, the midpoint of the price range set forth on the cover page of the prospectus. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each beneficial owner is in the care of our Company at 11/F First Commercial Building, 33-35 Leighton Road, Causeway Bay, Hong Kong.

	Ordinary Shares Beneficially Owned			Percentage of Votes Held After this Offering
	Number	Percent		Percent
Directors and Executive Officers:
Yat-Gai Au (1)	10,342,105	79.76	%(1)	79.76%
Dr. Yi-Chung Chao	-	-		-
James Wai Hong Chung	-	-		-
Tien Hsiang Chau	-	-		-
Evana Yee Wah Hui	-	-		-
Paul J. Niewiadomski	-	-		-
Cheung Ming Wong	-	-		-
5% Shareholders:
Yat-Gai Au (1)	10,342,105	79.76%		79.76%

(1)	These Ordinary Shares are held by Regencell (BVI) Limited, a British Virgin Islands company. Since Mr. Yat-Gai Au is the 100% owner of Regencell (BVI) Limited, he is deemed as the beneficial owners of these securities.

History of Share Capital

We were incorporated in the Cayman Islands as an exempted company with limited liability on October 30, 2014.

As of the date of Annual Report, our authorized share capital consists of $1,000,000 divided into 100,000,000,000 shares, par value $0.00001 per share. Holders of Ordinary Shares are entitled to one vote per share.

On October 30, 2014, we issued one Ordinary Share to Avalon Limited and 9,999 Ordinary Shares to Mr. Yat-Gai Au. On the same day, Avalon Limited transferred its share to Mr. Yat-Gai Au, who then owned 10,000 Ordinary Shares of the Company. On September 28, 2020, Mr. Yat-Gai Au transferred his 10,000 Ordinary Shares to Regencell (BVI) Limited, which is wholly owned by Mr. Yat-Gai Au. On May 31, 2021, the Company effectuated a forward split at a ratio of 1,000-for-1 to increase its authorized capital shares from 100,000,000 Ordinary Shares with a par value of $0.01 per share to 100,000,000,000 Ordinary Shares with a par value of $0.00001 per share, or the 2021 Forward Split.

On July 20, 2021, we completed our initial public offering of 2,300,000 Ordinary Shares, par value $0.00001 per share at a price to the public of $9.50 per Ordinary Share, before underwriting discounts and commissions.

As of the date of this Annual Report, there were two holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

The following is a description of transactions since June 30, 2018, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last three completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Rental Agreement with Ace United International Limited

During the years ended June 30, 2021, 2020 and 2019, the Company has an office rental agreement with Ace United International Limited, which is a company wholly owned by our founder and CEO. The Company has paid a monthly rent of $4,103 and the terms of the agreement are renewed on an annual basis from the 1st of January to the 31st of December each year. The rental payment is expensed as incurred. The balance due to Ace United International Limited was $49,231 and nil as of June 30, 2021 and 2020.

Other payables with the Company’s executive management

During the years ended June 30, 2021 and 2020, other payables-related parties represent reimbursement to the Company’s executive management, Mr. James Wai Hong Chung and Mr. Yat-Gai Au for out-of-pocket expenses incurred for business purposes. The balance due to Mr. James Wai Hong Chung and Mr. Yat-Gai Au was $28,806 and $4,775, respectively, as of June 30, 2021 and there was no outstanding balance as of June 30, 2020.

Loan Agreement between Regencell Bioscience Limited and Mr. Yat-Gai Au

As of June 30, 2021 and 2020, the Company has outstanding shareholder loans amounting to approximately $3.68 million and $3.07 million, respectively, from Mr. Yat-Gai Au, the Founder and CEO. The amounts borrowed are non-interest bearing and due on-demand. On November 10, 2020, Regencell Bioscience Limited entered into a loan agreement with Mr. Yat-Gai Au to evidence the existing loan and document their oral agreements of the terms and conditions of such existing loan when such loan was initially generated (the “Loan Agreement”). The Loan Agreement also sets forth that Mr. Yat-Gai Au will continue to make a loan to us for daily operation and research activities. The use of loan shall be agreed and determined by both parties before granting the loan. All loans shall bear 0% interest per annum. The maturity date of such loans is June 30, 2021, subject to an indefinite extension if agreed by the parties in writing.

On February 2, 2021, a loan extension agreement was entered by Mr. Yat-Gai Au and Regencell Bioscience Limited, pursuant to which Mr. Yat-Gai Au agreed to provide up to $3 million in the form of loan or make payments on behalf of Regencell Bioscience Limited during the period from January 1, 2021 to June 30, 2022 to support its operations and research activities for the period from January 1, 2021 to June 30, 2022 and further extend the maturity date of the existing loans from June 30, 2021 to December 31, 2022.

On March 18, 2021, a supplemental loan agreement was entered by and between Regencell Bioscience Limited and Mr. Yat-Gai Au, pursuant to which Mr. Yat-Gai Au will convert his shareholder loans in the amount of $3.25 million for the receipt of the Note issued by the Company in the principal amount of $3,250,000. On March 18, the Company issued the Note to Mr. Yat-Gai Au in the principal amount of $3,250,000, automatically convertible into Ordinary Shares, upon the completion of the Company’s initial public offering, at the same price as the offering price per Ordinary Shares to be issued in the initial public offering. The Note does not carry any interest. The Note, if not automatically converted, will mature and become payable twelve months after the issuance date of the Note.

On July 20, 2021, 342,105 ordinary shares were issued to Mr. Yat-Gai Au upon the automatic conversion of $3,250,000 principal amount of the shareholder’s loan under the conversion note that we issued to Mr. Yat-Gai Au at a price of $9.50 per share. The remaining was settled with IPO proceeds in August 2021.

2021 Share Option Plan and Issuance of Certain Option under the Plan upon the Closing of this Offering

See “Management – 2021 Share Option Plan.”

Partnership Agreements with TCM Practitioner

In January 2018, we entered into a Strategic Partnership Agreement with the TCM Practitioner, the father of our CEO and director. Pursuant to the Strategic Partnership Agreement we have with TCM Practitioner, we have exclusive rights and ownership of all his TCM formulae for patients suffering from ADHD and ASD, and all other TCM formulae targeting different kinds of human illnesses, disorders and degeneration as well as the intellectual property rights of the TCM formulae, including research and development, trademark, copyright, patent, and any other intellectual property rights in relation to the TCM formulae that he owns. The TCM Practitioner is authorized to conduct research studies on these TCM formulae. Any inventions, TCM formulae, utilities, models’ improvements, research, discoveries, designs, processes, methods of manufacture, and products conceived or made by the TCM Practitioner in relation to TCM shall be the sole and exclusive property of us.

The Strategic Partnership Agreement does not have a termination date and will remain effective indefinitely under Hong Kong law. The Strategic Partnership Agreement can be amended or terminated by the mutual written agreement of the parties without breach. Pursuant to the Strategic Partnership Agreement, in exchange for the rights, the Company is required to donate three percent (3.0%) of net revenue as shown in the audited financial accounts that the Company generates in association with the use and/or commercialization of the TCM formulae to any of charitable institutions and/or trusts of a public character anywhere in the world at the sole and absolute choice of the TCM Practitioner and in such proportion at the sole and absolute discretion of the TCM practitioner on a yearly basis. We also undertake to pay for all reasonable costs and expenses incurred by the TCM Practitioner in conducting research, testing, attending meetings/seminars, compiling records, or performing any similar acts in relation to the development of the TCM formulae.

Supplemental Agreement with TCM Practitioner

In November 2020, we entered into a Supplemental Agreement with the TCM Practitioner. Under the Supplemental Agreement, the TCM Practitioner shall provide his research by using his best endeavors on his TCM formulae and TCM inventions under our direction and supervision. We shall pay the TCM Practitioner for his expenses on his TCM research within 30 days upon the receipt of invoice. We have authorized the TCM Practitioner, his agents, subcontractors, development team, and affiliates to use TCM formulae and TCM inventions to conduct research. However, the authorized parties, including TCM Practitioner, shall not directly or indirectly publish, disseminate or otherwise disclose, deliver or make available to any third party any confidential information, without prior written consent and notice given by the Company. The confidential information includes all information, know-how, and records in any way connected with the Company and its research, including all TCM inventions, TCM formulae, and intellectual property rights, data, operations and testing procedures, and all patients and supplier information, etc. The confidentiality obligations shall survive notwithstanding the termination of the Supplemental Agreement for ten (10) years thereafter. The TCM Practitioner also shall not to be directly or indirectly concerned with or engaged or interested in any other business which is in any respect in competition with or similar to the TCM business conducted by the Company for two (2) years after the expiration or termination of the Supplemental Agreement.

The Supplemental Agreement shall remain effective until the Strategic Partnership Agreement is expired or terminated. We may terminate this Supplemental Agreement for any reason in our sole discretion and without any indemnity or damages being due to TCM Practitioner with thirty (30) days prior written notice. The TCM Practitioner may terminate this Supplemental Agreement in the event that the Company fails to meet its payment obligations under Supplemental Agreement which is not cured within thirty (30) days of the notification of such by the Company.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee which will be tasked with review and approval of all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report..

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend on its shares out of either distributable profits or amounts standing to the credit of the share premium amount account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on additional debt or equity financing by the holding company and/or receipt of funds from our HK subsidiaries, Regencell Bioscience Limited and Regencell Limited.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

The Registration Statement on Form F-1 (File number: 333-254571) became effective on July 15, 2021. Our Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “RGC”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “RGC”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our F-1 Registration Statement (File No. 333-254571), which section is incorporated herein by reference. Our Amended and Restated Memorandum and Articles of Association were filed as Exhibits 3.1 and 3.2 to the Registration Statement filed on June 23, 2021 and are hereby incorporated by reference into this Annual Report.

C. Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “Our Business,” “Directors and Executive Officers,” “Related Party Transactions,” and “Underwriting” in in our F-1 Registration Statement (File No. 333-254571), which sections are incorporated herein by reference.

D. Exchange Controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The following summary of the material Cayman Islands, Hong Kong and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong Profits Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2019/2020 and 2020/2021. As from year of assessment of 2020/2021 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on its foreign-derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

Material U.S. Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of owning and disposing of our Ordinary Shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our shares is not described as a U.S. Holder in one of the four bullet points above and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “Tax Consequences to Non-U.S. Holders of Ordinary Shares.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to us or to any particular holder of our shares based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our shares as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers who have elected mark-to-market accounting;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more of our voting shares;

●	persons that acquired our shares pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

●	persons that hold our shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

●	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (or “IRS”), or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with one or more aspects of the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Consequences to U.S. Holders of Ordinary Shares

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the OTCQB Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend considered for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and U.S. backup withholding at a current rate of 24% if an individual investor does not provide any documentation to the issuer of a U.S. security (or to a broker who holds the security in a custody account for the individual) so as to identify whether he/she is a U.S. person or a nonresident alien. Backup withholding, under section 3406, will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may, at taxpayer’s discretion, be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes. This depends on each broker and their operations, and tax counsel rendering this opinion is not in a place of authority or knowledge to be able to speak to or opine regarding the operations of those brokers.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Passive Foreign Investment Company (“PFIC”)

Based on our current and anticipated operations and the composition of our assets, in the opinion of counsel, it is very highly unlikely that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2020. While highly unlikely, there is the outside possibility under Notice 88-22 that certain assets that could have easily been converted to cash, even if that cash is working capital for an active business, could have been characterized as passive assets, however for many purposes of the code, cash is treated as a business asset to the extent it is held as working capital to be devoted to business (e.g., regulations under §§864(c) and 897(c), vic. Treas. Reg. §1-864-4(c)(2)). Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our taxable year ending June 30, 2021 or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in section 297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may, at taxpayer’s discretion, make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiary Information

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For purposes of Item 11, reference to the “Group” means Regencell Bioscience Holdings Limited and all of its subsidiaries.

Foreign Exchange Risk

Currency risk is the risk that the value of financial assets or liabilities will fluctuate due to changes in foreign exchange rates.

Currency risk sensitivity analysis

At June 30, 2021, 2020 and 2019, the Group has no significant foreign currency risk because most of the transactions are denominated in Hong Kong dollar or the United States dollar. Since the Hong Kong dollar is pegged to the United States dollar, the Group’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

Credit Risk

Financial assets which potentially subject the Group to concentrations of credit risk consist principally of bank deposits and balances.

The Group limits its exposure to credit risk by transacting all of its securities and contractual commitment activities with broker-dealers, banks and regulated exchanges with high credit ratings and that the Group considers to be well established.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial assets and liabilities. Liquidity risk may result from an inability to sell a financial asset quickly at an amount close to its fair value.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments.

Interest rate risk sensitivity analysis

The Group’s cash held with the banks are exposed to interest rate risk. However, Management considers the risk to be minimal as they are short-term with terms less than one month.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement (File Number: 333-254571), in relation to our initial public offering of 2,300,000 Ordinary Shares, and 325,000 Ordinary Shares sold in the over-allotment. Gross proceeds from the Offering, including proceeds from the exercise of the over-allotment option, totaled US$24,937,500, before deducting underwriting discounts and other related expenses. The registration statement relating to the IPO also covered the underwriters’ Ordinary Shares purchase warrants and the Ordinary Shares issuable upon the exercise thereof in the total amount of 65,625 Ordinary Shares.

We have earmarked and have been using the proceeds of the initial public offering as follows: approximately $2.9 million for second research study; approximately $9.4 million for staff salaries; approximately $4.3 million for facilities rental, renovations and equipment; approximately $2.8 million for product and intellectual properties registration; approximately $2.4 million for working capital and other general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of June 30, 2021 because of the material weaknesses we identified.

In connection with the preparation and audit of our consolidated financial statements as of and for the year ended June 30, 2021, our management identified the following two material weaknesses in our internal control over financial reporting: (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) our lack of internal audit function to establish formal risk assessment process and internal control framework.

As defined under standards established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As a result, we have taken the following actions to strengthen our U.S. GAAP financial reporting capabilities and our internal audit function:

(1)	On December 3, 2020 the board of directors passed a resolution to appoint three independent directors and form an audit committee comprising three independent directors effective upon July 15, 2021, the effectiveness of our Form F-1 registration statement;

(2)	On January 18, 2021, we hired an experienced CFO with listed companies’ financial reporting and internal control experience;

(3)	On January 26, 2021, we hired an experienced U.S. GAAP accountant to manage the company’s U.S. GAAP financial reporting process; and

(4)	On June 2, 2021, the Company engaged BT Corporate Governance Limited, an independent internal control service provider, to enhance our internal control processes.

Because such remediation measures were not fully implemented, our management has concluded that the material weaknesses still existed as of June 30, 2021. We expect to complete the measures discussed above and also to take actions to (i) continue to recruit experienced personnel with relevant past experience working on U.S. GAAP and SEC reporting, (ii) improve monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of financial reporting and (iii) engage external experts to assist in non-recurring and complex transactions and will continue to implement measures to remediate our internal control deficiencies.

We are fully committed to continue to implement measures to remediate our material weakness, significant deficiency and other control deficiencies in our internal control over financial reporting. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Attestation report of the registered public accounting firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Cheung Ming Wong is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Friedman LLP for the periods indicated:

	For the Years Ended June 30,
	2020	2021
	USD’000	USD’000
Audit Fees	$110	$110
Audit Related Fees	81	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$191	$110

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. Our Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Regencell Bioscience Holdings Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association*

1.2	Amended and Restated Memorandum and Articles of Association*

2.1	Specimen Certificate for Ordinary Shares*

4.1	Deed of Rights Transfer, Strategic Partnership and Undertaking between Sik-Kee Au and Regencell Bioscience Limited dated January 1, 2018*

4.2	Amended and Restated Employment Agreement by and between CEO Yat-Gai Au and the Company dated February 2, 2021*

4.3	Supplemental Agreement of Deed of Rights Transfer, Strategic Partnership and Undertaking between Sik-Kee Au and Regencell Bioscience Limited dated November 10, 2020*

4.4	Loan Agreement between Yat-Gai Au and the Company dated November 10, 2020*

4.5	Employment Agreement between Dr. Yi-Chung Chao and Regencell Bioscience Limited dated July 15, 2019*

4.6	Employment Agreement between Mr. James Wai Hong Chung and Regencell Bioscience Limited dated July 6, 2019*

4.7	Employment Agreement between Mr. Tien Hsiang Chau and Regencell Bioscience Limited dated January 18, 2021*

Exhibit No.	Description
4.8	Loan Extension Agreement between Yat-Gai Au and the Company dated February 2, 2021*

4.9	Supplemental Loan Agreement by and between Yat-Gai Au and Regencell Bioscience Limited dated March 18, 2021*

4.10	Convertible Promissory Note issued by Regencell Bioscience Holdings Limited dated March 18, 2021*

4.11	Form of Director Offer Letter*

4.12	Form of Option Agreement*

4.13	2021 Share Option Plan*

4.14	Joint Venture Agreement by and between Regencell Bioscience Limited and Honor Epic Enterprises Limited, dated September 2, 2021**

8.1	List of Subsidiaries*

12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-254571) filed with the Securities and Exchange Commission on June 23, 2021.

**	Previously filed; incorporated by reference to the identically named exhibit filed with the Current Report on Form 6-K filed with the Securities and Exchange Commission on September 7, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	October 29, 2021

REGENCELL BIOSCIENCE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Regencell Bioscience Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Regencell Bioscience Holdings Limited and Subsidiaries (collectively, the “Company”) as of June 30, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in shareholder’s deficit, and cash flows for each of the years in the three-year period ended June 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations, and its cash flows for each of the years in the three-year period ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2020.

New York, New York

October 29, 2021

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED Balance sheets

	June 30,	June 30,
	2021	2020
ASSETS
CURRENT ASSETS
Cash	$59,413	$386,979
Prepayment	7,436	-
Total current assets	66,849	386,979

OTHER ASSETS
Property and equipment, net	81,865	108,321
Deferred offering costs	172,314	-
Long-term deposits	19,106	18,718
Total other assets	273,285	127,039

Total assets	$340,134	$514,018

LIABILITIES AND SHAREHOLDER’S DEFICIT

CURRENT LIABILITIES
Shareholder’s loans	431,969	3,069,910
Accrued expenses	572,990	95,000
Other payables - related parties	82,812	-
Convertible note payable – related party	3,250,000	-
Total current liabilities	4,337,771	3,164,910

Total liabilities	4,337,771	3,164,910
COMMITMENTS AND CONTINGENCIES

SHAREHOLDER’S DEFICIT
Ordinary shares, $0.00001 par value, 100,000,000,000 shares authorized, and 10,000,000 shares issued and outstanding as of June 30, 2021 and 2020*	100	100
Additional paid-in capital	256	256
Accumulated deficit	(3,997,993)	(2,651,248)
Total shareholder’s deficit	(3,997,637)	(2,650,892)

Total liabilities and shareholder’s deficit	$340,134	$514,018

*	Giving retroactive effect to the 1000-for-1 share split effected on May 31, 2021

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended	For the Year Ended	For the Year Ended
	June 30,	June 30,	June 30,
	2021	2020	2019

OPERATING EXPENSES:
Selling and marketing	1,576	114,207	3,638
General and administrative	941,463	311,934	159,129
Research and development	438,323	386,230	228,223
Total operating expenses	1,381,362	812,371	390,990

LOSS FROM OPERATIONS	(1,381,362)	(812,371)	(390,990)

OTHER INCOME, NET	34,617	-	-

LOSS BEFORE INCOME TAXES	(1,346,745)	(812,371)	(390,990)

PROVISION FOR INCOME TAXES	-	-	-

NET LOSS	$(1,346,745)	(812,371)	$(390,990)

COMPREHENSIVE LOSS	$(1,346,745)	(812,371)	$(390,990)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	10,000,000	10,000,000	10,000,000

LOSS PER SHARE
Basic and diluted*	$(0.13)	(0.08)	$(0.04)

*	Giving retroactive effect to the 1000-for-1 share split effected on May 31, 2021

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF changeS in SHAREHOLDER’S DEFICIT

	Ordinary Shares		Additional paid-in	Accumulated
	Shares*	Par value	capital	deficit	Total
BALANCE, July 1, 2018	10,000,000	$100	$256	$(1,447,887)	$(1,447,531)

Net loss	-	-	-	(390,990)	(390,990)
BALANCE, June 30, 2019	10,000,000	$100	$256	$(1,838,877)	$(1,838,521)

Net loss	-	-	-	(812,371)	(812,371)
BALANCE, June 30, 2020	10,000,000	$100	$256	$(2,651,248)	$(2,650,892)

Net loss	-	-	-	(1,346,745)	(1,346,745)
BALANCE, June 30, 2021	10,000,000	$100	$256	$(3,997,993)	$(3,997,637)

*	Giving retroactive effect to the 1000-for-1 share split effected on May 31, 2021

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF cash flows

	For the Year Ended	For the Year Ended	For the Year Ended
	June 30,	June 30,	June 30,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,346,745)	$(812,371)	$(390,990)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	26,456	9,516	-
Change in operating assets and liabilities
Prepayment	(7,436)	-	-
Long-term deposits	(388)	(18,718)	-
Accrued expenses	477,990	95,000	-
Other payables - related parties	82,812	-	-
Net cash used in operating activities	(767,311)	(726,573)	(390,990)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(117,837)	-
Net cash used in investing activities	-	(117,837)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of deferred offering costs	(172,314)	-	-
Proceeds from shareholder’s loans	612,059	988,082	480,994
Net cash provided by financing activities	439,745	988,082	480,994

NET CHANGE IN CASH	(327,566)	143,672	90,004

CASH, beginning of year	386,979	243,307	153,303

CASH, end of year	$59,413	$386,979	$243,307

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

Supplemental disclosure of non-cash financing activities:
Conversion of shareholder loan to convertible note payable – related party	$3,250,000	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Nature of business and organization

Regencell Bioscience Holdings Limited (“Regencell” or the “Company”) is a holding company incorporated as an exempted company on October 30, 2014, under the laws of the Cayman Islands and holding all of the outstanding share capital of Regencell Limited (Hong Kong), established under the laws of Hong Kong on November 20, 2014, and Regencell Bioscience Limited (Hong Kong), established under the laws of Hong Kong on May 12, 2015.

The Company, through its controlling interests in the wholly owned subsidiaries, operates an early-stage bioscience company that focuses on research, development and commercialization of Traditional Chinese Medicine (“TCM”) for the global treatment of neurocognitive disorder and degeneration, specifically for Attention Deficit Hyperactivity Disorder (“ADHD”) and Autism Spectrum Disorder (“ASD”). The Company is in the research and development stage and has not yet generated any revenue since inception.

In January 2018, the Company entered into Strategic Partnership Agreement with Mr. Sik-Kee Au (the “TCM Practitioner”), the father of Mr. Yat-Gai Au, CEO of the Company. Pursuant to the Strategic Partnership Agreement, the Company has exclusive rights including the intellectual property rights and ownership of all his TCM formulae. Any inventions, TCM formulae, utilities, models’ improvements, research, discoveries, designs, processes, methods of manufacture, and products conceived or made by the TCM Practitioner in relation to TCM shall be the sole and exclusive property of the Company.

The Strategic Partnership Agreement does not have a termination date and will remain effective indefinitely under Hong Kong law. The Strategic Partnership Agreement can be amended or terminated by the mutual written agreement of the parties without breach. Pursuant to the Strategic Partnership Agreement, in exchange for the rights, the Company is required to donate three percent (3.0%) of net revenue that the Company generates in association with the use and/or commercialization of the TCM formulae to any of charitable institutions and/or trusts of a public character anywhere in the world at the sole and absolute choice of the TCM Practitioner and in such proportion at the sole and absolute discretion of the TCM practitioner on a yearly basis. The Company also undertakes to pay for all reasonable costs and expenses incurred by the TCM Practitioner in relation to the research and development of the TCM formulae for ADHD and ASD. All research and development costs and expenses incurred by the TCM Practitioner are charged to operations as incurred.

On July 20, 2021, the Company consummated its Initial Public Offering (“IPO”) of 2,300,000 Ordinary Shares at a price of $9.50 per share. The gross proceeds from IPO were approximately $21.85 million with net proceeds of approximately $19.82 million. As a result of the IPO, the Ordinary Shares now trade on the Nasdaq Capital Market under the symbol “RGC”. Additional net proceeds of approximately $2.85 million were received on August 20, 2021 from the issuance of the overallotment of 325,000 ordinary shares. 342,105 ordinary shares were issued to Mr. Yat-Gai Au upon the automatic conversion of $3,250,000 principal amount of the shareholder loan under the conversion note that was issued to Mr. Yat-Gai Au at a price of $9.50 per share.

On September 2, 2021, Regencell Bioscience Limited entered into a joint venture agreement (the “JV Agreement”) with Honor Epic Enterprises Limited (“Honor Epic”), a company incorporated in the British Virgin Islands, to form a joint venture under the laws of Hong Kong (the “Joint Venture”). Pursuant to the JV Agreement, among other things and subject to the terms and conditions contained therein, Regencell Bioscience Limited and Honor Epic agreed to establish Regencell Bioscience Asia Limited (the “JV”), a private company limited by shares in Hong Kong.

Pursuant to the JV Agreement, Regencell Bioscience Limited shall contribute 60% of the capital for the JV to fund its operations including trading, manufacturing, marketing and distribution of traditional Chinese medicine formulae products and to procure, enable, provide or support the treatment of COVID-19. In addition, Regencell HK will grant the JV exclusive rights to market and distribute its proprietary COVID-19 TCM treatment (“Regencell Covid Treatment Products”) in ASEAN countries, India, Japan, Australia and New Zealand (“Designated Markets”), for an initial term of two years, pursuant to a license agreement to be entered into by and between Regencell HK and the JV. Honor Epic shall contribute 40% of the capital for the JV and shall use its best effort to market, promote, and distribute the Regencell Covid Treatment Products in the Designated Markets. Regencell HK may appoint two board members in the JV, and Honor Epic may appoint one board member in the JV. Sixty percent (60%) of the net profits or net loss of the JV will be distributed to or assigned to Regencell HK and the remaining forty percent (40%) being distributed to or assigned to Honor Epic. In the event that Regencell HK decides to dispose all of its shares in the JV, Regencell HK may require all other shareholders to sell and transfer all their shares in the JV to a proposed buyer, so long as Regencell HK is holding more than 50% of equity interest in the JV. Regencell HK is entitled to a right of first refusal if a shareholder receives a third-party offer to purchase the shares of the JV in accordance with the requirements specified in the JV Agreement.

The Company has funded its operations primarily from shareholder’s loans (“SH Loans”) provided by Mr. Yat-Gai Au (“Founder and CEO”). The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name of Entity	Principal Activities	Place and Date of Incorporation	Ownership

Regencell Bioscience Limited (Hong Kong)	Research and Development Day-to-day operations	Hong Kong, incorporated on May 12, 2015	100% owned Regencell Bioscience Holdings Limited
Regencell Limited (Hong Kong)	Production and testing laboratory Research and Development	Hong Kong, incorporated on November 20, 2014	100% owned Regencell Bioscience Holdings Limited
Regencell Bioscience Asia Limited	Research and Development	Hong Kong, incorporated on September 17, 2021	60% owned Regencell Bioscience Limited

Note 2 – Going Concern

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The Company has incurred recurring negative cash flows since inception and has funded its operations primarily from shareholder loans. The Company had an accumulated deficit of approximately $4.00 million and $2.65 million as of June 30, 2021 and 2020, respectively. The Company had net losses of approximately $1.35 million and $0.81 million for the years ended June 30, 2021 and 2020. The Company has received funding in the form of periodic shareholders loans to support its capital needs. The Company’s ability to continue as a going concern is highly contingent on the ability to raise additional capital for ongoing research and development as the Company expects to continue incurring losses for the foreseeable future.

In consideration of the Company’s recurring losses and negative cash flows from operations since inception, expectation of continuing operating losses and negative cash flows from operations for the foreseeable future, and the receipt of net proceeds of approximately $19.82 million from the IPO and overallotment to finance its future operations, the Company’s management concluded that the Company will have sufficient financial resources to continue as a going concern within one year after the issuance date of the consolidated financial statements.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements required to be made by management include, but not limited to, the useful lives of property and equipment, impairment of long-lived assets, valuation of share options, share-based compensation, allowance for deferred tax assets and uncertain tax position. Actual results could differ from these estimates.

Risks and Uncertainties

The Company operates in an industry that is subject to intense competition, government regulations and rapid technological changes. Operations are subject to significant risk and uncertainties including financial, operational, technological, regulatory, and other risks, including the potential risk of business failure.

Segment

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The CODM is comprised of certain members of the Company’s management team. The Company has one operating segment. The Company’s CODM manages the Company’s operations on a consolidated basis for the purpose of allocating resources. All of the Company’s long-lived assets are held in Hong Kong.

Foreign currency translation and transaction

The reporting currency of the Company is the United States dollar (“$”). The Company conducts its businesses in Hong Kong in the local currency, Hong Kong Dollar (“HK$”), as its functional currency. The consolidated balance sheet accounts, statement of operations accounts and equity accounts are all translated at the exchange rate as quoted by the Hong Kong Monetary Authority (“HKMA”). The Company considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to $ is not significant as HK$ is pegged to $. The HKMA guarantees to exchange US dollars into Hong Kong dollars, or vice versa, at the rate of HK$7.80 to $1.00.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange existing at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing at the transaction date. Transaction gains and losses are recognized in “other income, net”. Assets and liabilities denominated in foreign currencies are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders’ deficit and comprehensive loss.

Cash

Cash represents demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. All of the cash balances as at June 30, 2021 and 2020, were maintained at financial institutions in Hong Kong, and were insured by the Hong Kong Deposit Protection Board up to a limit of HK $500,000 (approximately $64,000).

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Leasehold improvement	Shorter of the remaining lease terms or estimated useful lives

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Prepayment

Prepayment primarily consists of prepayment of a corporate apartment’s rental. Prepayment is classified as current based on the terms of the respective agreement. This prepayment is unsecured and is reviewed periodically to determine whether their carrying value has become impaired.

Long-term deposits

Long-term deposits present the deposits paid to the landlords as required on the signing of the lease agreements and thereafter, to be held by the landlords as security for the performance of the Company’s obligations under the lease agreements. The deposits are classified as either current or non-current based on the terms of the respective agreement. The deposit is unsecured and is reviewed periodically to determine whether its carrying value has become impaired.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2021, and 2020, no impairment of long-lived assets was recognized.

Fair value measurement

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, prepayment, accrued expenses, other payables-related parties and shareholder’s loans approximates their recorded values due to their short-term maturities. The fair value of the long-term deposit approximates their carrying amounts because the deposit was paid in cash.

Research and development

Research and development costs are charged to operations as incurred. The Company accounts for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the goods have been received or when the service has been performed rather than when the payment is made. Research and development expenses consist of costs incurred by the Company for the discovery and development of the Company’s product candidates. Research and development costs include, but not limited to, payroll and personnel expenses including stock-based compensation, research studies supplies, fees for research studies services, consulting costs, and allocated overhead, including rent, equipment, and utilities.

Employee benefit plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. For the years ended June 30, 2021, 2020 and 2019, the contribution made was approximately $14,512, $9,943 and $9,057, respectively.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

Related Parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Government grants

Government grants include financial incentives in the form of cash subsidies that involve no conditions or continuing performance obligations of the Company. Government grants are recognized as other non-operating income upon receipt.

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award. All the Company’s share-based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

The Company has elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded over the requisite service period, which is the vesting period. The Group accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. The Group, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees. The BlackScholes Model was applied in determining the estimated fair value of the options granted to employees and non-employees.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2021, 2020 and 2019.

(Loss) earnings per share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended June 30, 2021, 2020 and 2019, there were no dilutive shares.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure.

The Company places its cash in good credit quality financial institutions in Hong Kong. The Company deposits its cash in financial institutions that it believes have high credit quality and have not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Recently issued accounting pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. A modified retrospective approach is required. In January 2018, the FASB issued ASU 2018-01, Leases: Land Easement Practical Expedient for Transition. This ASU clarifies the accounting and reporting of land easements. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” (“ASU 2018-10”), to clarify how to apply certain aspects of the new lease accounting standard. The amendments in this update, among other things, better articulates the requirement for a lessee’s reassessment of lease classification as of the effective date of a modification, clarifies that a change to an index or rate for variable lease payments does not constitute a resolution of a contingency that would result in the remeasurement of lease payments, and requires entities that apply Topic 842 retrospectively to each reporting period and do not adopt the practical expedients to write off any prior unamortized initial direct costs that do not meet the definition under Topic 842 to equity. The amendments in this update have the same effective date and transition requirements as the new lease standard summarized above. Also, in July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements,” (“ASU 2018-11”), to provide an additional transition method. An entity can now elect not to present comparative financial information under Topic 842 if it recognizes a cumulative-effect adjustment to retained earnings upon adoption. On November 15, 2019, the FASB issued ASU 2019-10, which amends the effective dates for certain major new accounting standards, including Topic 842, to give implementation relief to certain types of entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. As an emerging growth company, the Company can adopt Topic 842 on July 1, 2022. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which was effective from January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Finance–l Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, 9 which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. The Company has not yet adopted this pronouncement and is currently assessing the impact of adopting this standard on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures were adopted on a retrospective basis and the new disclosures were adopted on a prospective basis. The Company adopted this pronouncement on July 1, 2020 and there was no material impact noted on the consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

Note 4 – Property and equipment, net

Property and equipment consist of the following:

	June 30, 2021	June 30, 2020

Leasehold improvement	$117,837	$117,837
Less: accumulated depreciation	(35,972)	(9,516)
Total	$81,865	$108,321

Depreciation expense for the years ended June 30, 2021, 2020 and 2019, amounted to $26,456, $9,516 and nil, respectively.

Note 5 –Accrued expenses

Accrued expenses represent salary and welfare payable, professional fees, utilities, payables for other operating expenses.

Note 6 – Convertible note payable - related party

As of June 30, 2021, the Company issued a convertible note to Mr. Yat-Gai Au as a potential conversion of his shareholder loan in the principal amount of $3,250,000, automatically convertible into Ordinary Shares upon the completion of the IPO of the Company at the same price as the offering price of $9.50 per Ordinary Shares to be issued in the IPO. The note does not carry any interest. The note, if not automatically converted, will mature and become payable twelve months after the issuance date of the note. As the conversion price was equal to the fair value of the common shares on the date of the IPO, there was no beneficial conversion feature. As of June 30, 2021, the principal balance was $3,250,000.

On July 20, 2021, the note was automatically converted into 342,105 Ordinary Shares at a price of $9.50 per share.

Note 7 – Related Party Transaction

During the years ended June 30, 2021, 2020 and 2019, the Company has an office rental agreement with Ace United International Limited, which is a company wholly owned by the Company’s Founder and CEO. The Company has paid a monthly rent of $4,103 and the terms of the agreement are renewed on an annual basis from the 1st of January to the 31st of December each year. The rental payment is expensed as incurred. The balance due to Ace United International Limited was $49,231 and nil as of June 30, 2021 and 2020.

During the years ended June 30, 2021 and 2020, other payables related parties represent reimbursement from the Company’s executive management, Mr. James Wai Hong Chung and Mr. Yat-Gai Au for out-of-pocket expenses incurred for business purposes. The balance due to Mr. James Wai Hong Chung and Mr. Yat-Gai Au was $28,806 and $4,775 respectively as of June 30, 2021 and there was no outstanding balance as of June 30, 2020.

As of June 30, 2021, and 2020, the Company has outstanding Shareholder Loans amounting to approximately $3.68 million and $3.07 million, respectively, from the Founder and CEO. The amounts borrowed are non-interest bearing and due on-demand.

On February 2, 2021, a loan extension agreement was entered by Mr. Yat-Gai Au and Regencell Bioscience Limited, pursuant to which Mr. Yat-Gai Au agreed to provide up to $3 million in the form of loans or to make payments on behalf of the Company during the period from January 1, 2021 to June 30, 2022 to support its operations and research activities for the period from January 1, 2021 through June 30, 2022 and to further extend the maturity date of the existing loans from June 30, 2021 to December 31, 2022.

On March 18, 2021, a supplemental loan agreement was entered by and between Regencell Bioscience Limited and Mr. Yat-Gai Au, pursuant to which Mr. Yat-Gai Au will convert the amount of his $3.25 million of the outstanding shareholder loans upon the receipt of a convertible promissory note (the “Note”) issued by the Company in the principal amount of $3,250,000. On July 20, 2021, the note was automatically converted to 342,105 Ordinary Shares at a price of $9.50 per share.   The remaining balance of $431,969 was settled with IPO proceeds in August 2021.

Note 8 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the years ended June 30, 2021, 2020 and 2019.

The following table reconciles statutory tax rates to the Company’s effective tax rate for the periods indicated below:

	For the year ended June 30, 2021	For the year ended June 30, 2020	For the year ended June 30 2019
Tax benefit calculated at statutory tax rate	16.5%	16.5%	16.5%
Valuation allowance	(16.5)%	(16.5)%	(16.5)%
Effective tax rate	0.0%	0.0%	0.0%

The following table sets forth the significant components of the aggregate deferred tax assets:

	As of June 30, 2021	As of June 30, 2020	As of June 30, 2019
Deferred tax assets:
Net operating loss carry forwards	$659,669	$437,456	303,415
Less: valuation allowance	(659,669)	(437,456)	(303,415)
Deferred tax asset, net	$-	$-	-

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon historical operating results and projections for future taxable income, management provided full valuation allowance for the deferred tax assets for the years ended June 30, 2021 and 2020.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2021, and 2020, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended June 30, 2021 and 2020. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2021.

Note 9 – Shareholder’s deficit

Ordinary Shares

Regencell Bioscience Holdings Limited (Cayman) was established under the laws of Cayman Islands on October 30, 2014. The authorized number of Ordinary Shares is 100,000,000 shares with a par value of $0.01 per ordinary share, and 10,000 Ordinary Shares were issued and outstanding as of June 30, 2021 and 2020, respectively.

On May 31, 2021, the board of directors approved a share split of the Company’s authorized number of Ordinary Shares at a ratio of 1,000-for-1. After the share split, the Company’s authorized number of Ordinary Shares was 100,000,000,000 shares with par value of $0.00001 per share and 10,000,000 shares were issued and outstanding accordingly. The Company believes it is appropriate to reflect these share issuances as nominal share issuance on a retroactive basis similar to stock split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented.

As of June 30, 2021, and 2020, additional paid-in capital in the consolidated balance sheets represented the combined contributed capital of the Company’s subsidiaries.

Initial Public Offering

On July 20, 2021, the Company consummated its IPO of 2,300,000 Ordinary Shares at a price of $9.50 per share. The gross proceeds from IPO were approximately $21.85 million. As a result of the IPO, the Ordinary Shares now trade on Nasdaq Capital Market under the symbol “RGC”. Additional net proceeds of approximately $2.85 million were received on August 20, 2021 from the issue and allotment of the overallotment shares of exercise of 325,000 ordinary shares.

On March 18, 2021, a supplemental loan agreement was entered by and between Regencell Bioscience Limited and Mr. Yat-Gai Au, pursuant to which Mr. Yat-Gai Au will convert the amount of his $3.25 million of the outstanding shareholder loans upon the receipt of a convertible promissory note (the “Note”) issued by the Company in the principal amount of $3,250,000. On July 20, 2021, the note was automatically converted to 342,105 Ordinary Shares at a price of $9.50 per share (See Note 7).

2021 Share Option Plan

On May 31, 2021, the Company adopted a 2021 Share Option Plan (the “Plan”). The Plan is a share-based compensation plan that provides for discretionary grants of share options to key employees, directors and consultants of the Company. The purpose of the Plan is to recognize contributions made to the Company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of the Company.

The Board authorized that the maximum aggregate number of ordinary shares reserved and available pursuant to this Plan shall be the aggregate of (i) 1,235,074 Ordinary Shares, and (ii) on each January 1, starting with January 1, 2022, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Ordinary Shares as may be determined by the board of directors.

On June 9, 2021, the board of the Company granted issuance of 1,235,074 options to certain officers, directors and employees, under the Plan; provided that 46,755 options granted to the independent director nominees will become effective upon the effectiveness of the Registration Statement when the nominee’s directorship becomes effective. These options will be exercisable at $9.50 per share, of which 25% vest on each anniversary over four years following the closing of this offering and is valid for 10 years once vested.

The Plan shall become effective on the date of the Company’s contemplated initial public offering is effective, which is July 20, 2021. It shall continue in effect for a term of ten (10) years unless sooner terminated or unless renewed for another period not to exceed ten (10) years pursuant to shareholder approval. It is intended that share options qualify as “performance based compensation”.

The Company has elected to recognize share-based compensation expense using a straight-line method for the entire employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the equity awards that are vested at that date.

Public Offering Warrants

In connection with and upon closing of the Public Offering on July 20, 2021, the Company issued warrants equal to 2.5% of the shares issued in the Public Offering, totaling 57,500 units to the placement agents for the offering. The warrants carry a term of five years, and shall not be exercisable for a period of 180 days from the closing of the Public Offering and shall be exercisable at a price equal to $10.45 per share. Management determined that these warrants meet the definition of a derivative under ASC 815-40, however, they fall under the scope exception which states that contracts issued that are both a) indexed to its own stock; and b) classified in stockholders' equity are not considered derivatives. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ deficiency.

The aggregated fair value of the Public Offering Warrants on July 20, 2021 was $0.27 million. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying stock of $9.27; risk free rate of 0.68%; expected term of 5 years; exercise price of the warrants of $10.45; volatility of 65.24%; and expected future dividends of nil. As of the date of this report, 57,500 shares of warrants were issued and outstanding; and none of the warrants has been exercised.

Note 10 – Commitments and contingencies

Office lease commitments

The Company has entered into five lease agreements for office space and two corporate apartments with the latest expiring date of August 2, 2024. The Company’s commitment for lease payments under the operating leases as of June 30, 2021 and for the next five years are as follow:

Year ending June 30,	Office leases
2022	$455,466
2023	483,015
2024	320,942
2025	21,947
Total payments	$1,281,370

Rent expense for the years ended June 30, 2021, 2020 and 2019 was $167,239, $151,538 and $49,231, respectively.

Other commitment

On September 27, 2021, the Company had entered into a contract for renovation of the new office and had commitments for capital expenditure amounted to approximately HK$3.14 million ($0.40 million).

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Note 11 – Subsequent events

On May 31, 2021, the Company adopted a 2021 Share Option Plan (the “Plan”). The Plan is a share-based compensation plan that provides for discretionary grants of share options to key employees, directors and consultants of the Company.

On June 9, 2021, the board of the Company granted issuance of 1,235,074 options to certain officers, directors and employees, under the Plan; provided that 46,755 options granted to the independent director nominees will become effective upon the effectiveness of the Registration Statement when the nominee’s directorship becomes effective. These options will be exercisable at $9.50 per share, of which 25% vest on each anniversary over four years following the closing of the Company’s IPO and is valid for 10 years once vested. The estimated total share-based compensation amounted to $6.73 million which will be amortized over 4 years.

On July 20, 2021, the Company consummated its IPO of 2,300,000 Ordinary Shares at a price of $9.50 per share. The gross proceeds from IPO were approximately $21.85 million with the net proceeds being approximately $19.82 million. As a result of the IPO, the Ordinary Shares now trade on Nasdaq Capital Market under the symbol “RGC”. Additional net proceeds of approximately $2.85 million were received on August 20, 2021 from the issue of the overallotment shares of 325,000 ordinary shares.

On July 20, 2021, 342,105 ordinary shares were issued to Mr. Yat-Gai Au upon the automatic conversion of $3,250,000 principal amount of the convertible note that the Company issued to Mr. Yat-Gai Au at a price of $9.50 per share. The remaining was settled with IPO proceeds in August 2021.