Form 20-F
period 2022-06-30
Regencell Bioscience Holdings Ltd
filed 2022-10-31
CIK 1829667

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to ____________

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

Yat-Gai Au

Chief Executive Officer

11/F First Commercial Building

33-35 Leighton Road

Causeway Bay, Hong Kong

Tel: 852 2155 0823

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary shares, par value $0.00001	RGC	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of June 30, 2022, the issuer had 13,012,866 ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be fi led by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

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

Unless otherwise indicated or the context requires otherwise, references in this Annual Report to:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this Annual Report only;

●	“Hong Kong” is to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this Annual Report only;

●	“HK$” or “Hong Kong dollar” refers to the legal currency of Hong Kong;

●	“Regencell Bioscience Holdings” is to Regencell Bioscience Holdings Limited, a Cayman Islands exempted company incorporated under the laws of Cayman Islands;

●	“Regencell Bioscience Limited” is to Regencell Bioscience Limited, a Hong Kong limited liability company organized under the laws of Hong Kong and a wholly-owned subsidiary of Regencell Bioscience Holdings Limited;

●	“Regencell (BVI) Limited” is to Regencell (BVI) Limited, a British Virgin Islands business company organized under the laws of British Virgin Islands;

●	“Regencell Limited” is to Regencell Limited, a Hong Kong limited liability company organized under the laws of Hong Kong and a wholly-owned subsidiary of Regencell Bioscience Holdings Limited;

●	“Shares”, “shares” or “Ordinary Shares” are to the Ordinary Shares of Regencell Bioscience Holdings Limited, par value $0.00001 per share;

●	“TCM” refers to Traditional Chinese Medicine;

●	“The TCM Practitioner” or “our TCM Practitioner” refers to our strategic TCM research partner, Mr. Sik-Kee Au, father of our Chief Executive Officer and director;

●	“US$,” “$” or “US dollar” refers to the legal currency of the United States; and

●	“We,” “us,” “RGC,” the “Company,” “our company” or the “Group” are to one or more of Regencell Bioscience Holdings and its affiliated entities.

We listed our Ordinary Shares on the Nasdaq Capital Market under the symbol “RGC” on July 16, 2021.

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Reserved

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

We are an early-stage TCM bioscience company with a limited operating history that focuses on the research, development and commercialization of TCM for the treatment of neurocognitive disorders and degenerations, specifically Attention Deficit Hyperactivity Disorder (“ADHD”) and Autism Spectrum Disorder (“ASD”), and infectious diseases affecting people’s immune system such as COVID-19 (“COVID”). We have incurred operating losses since our formation. We incurred total net losses of $7.59 million and $1.35 million, respectively, for the fiscal years ended June 30, 2022 and 2021. The likelihood of success of our business plan and growth strategy must be considered in light of the problems, substantial expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early-stage businesses and the regulatory and competitive environment in which we operate.

Accordingly, you should consider our annual report in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially early-stage bioscience research companies such as ours. Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history will face. In particular, potential investors should consider that we cannot assure you that we will be able to, among other things:

●	successfully implement or execute our current business plan, and we cannot assure you that our business plan is sound;

●	successfully manufacture and commercialize our standardized liquid-based TCM formulae treatment for mild, moderate and severe ADHD and ASD patients after our second research studies;

●	successfully complete the research studies to obtain regulatory approval for the marketing of our TCM formulae candidates;

●	obtain, secure, maintain and, as necessary, defend our intellectual property rights;

●	attract and retain an experienced management and research team;

●	launch commercial sales of our standardized liquid-based TCM formulae candidates, whether alone or in collaboration with others;

●	raise sufficient funds in the capital markets or otherwise to effectuate our business plan;

●	utilize the funds that we do have and/or raise in the future to efficiently execute our business strategy; and

●	our investment in a joint venture with Honor Epic Enterprises Limited (“Honor Epic”) to offer COVID-19 related treatments to patients in ASEAN countries, India, Japan, Australia and New Zealand will be successful and receive returns.

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

Our inability to obtain sufficient additional financing would have a material adverse effect on our ability to implement our business plan and, as a result, could require us to significantly curtail or potentially cease our operations. Our ability to complete additional financings is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of our company and the likelihood of the success of our business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

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

The success of our business is highly dependent upon our ability to develop and commercialize our standardized TCM formulae candidates for ADHD and ASD, of which research studies are currently on-going. As a result, our business is substantially dependent on our ability to complete the research and development of, obtain regulatory approval for, and successfully commercialize our standardized liquid-based TCM formulae treatment and other TCM formulae candidates for ADHD and ASD patients in a timely manner.

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

Although the assessment tools for assessment of ADHD and ASD are globally recognized, the outcome of our efficacy trial may be subject to some biases of parents and caregivers of patients because we relied on the data provided by them.

The assessment tools we used in our efficacy trial include Autism Treatment Evaluation Checklist (ATEC), Gilliam Autism Rating Scale (GARS), Vanderbilt ADHD Diagnostic Parent Rating Scale (VADRS), and Swanson, Nolan, and Pelham (SNAP)-IV 26-item Parent Rating Scale (SNAP-IV-26). These assessment tools are globally recognized and accepted methods of scoring severity levels of ADHD and ASD patients.

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

We conduct research studies involving TCM formulae candidates whose activity and specificity have been optimized by our TCM Practitioner in his prior ADHD and ASD treatments. Timely completion of research studies in accordance with the protocols depends, among other things, on our ability to enroll a sufficient number of patients who meet the efficacy trial criteria and remain in the study until the conclusion. We may experience difficulties enrolling and retaining appropriate patients in its efficacy trial for a variety of reasons, including but not limited to:

●	the size and nature of the patient population;

●	patient eligibility criteria defined in the efficacy trial protocol;

●	the size of study population required for statistical analysis of the study’s primary endpoints;

●	the design of the study and changes to the design of the study;

●	our ability to recruit personnel with the appropriate competencies and experience;

●	competing research studies for similar therapies or other new therapeutics, which will reduce the number and types of patients available;

●	patients’ perceptions as to the potential advantages and side effects of the TCM formulae being studied in relation to other available therapies, including any new drug candidates or treatments that may be approved for the indications we are investigating;

●	our ability to obtain and maintain patient consents;

●	patients enrolled in efficacy trial that may not complete an efficacy trial; and

●	the availability of approved therapies that are similar to our TCM formulae candidates.

Even if we are able to enroll a sufficient number of patients in our efficacy trial, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned research studies, which could prevent completion of these studies and adversely affect our ability to advance the development of our TCM formulae candidates.

Results of our earlier studies on personalized TCM formulae may not be predictive of future efficacy trial results. Failure can occur at any stage of research and development.

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

As of the date of this Annual Report, we have started our second efficacy trial in ADHD and ASD in Hong Kong. However, there is no assurance that whether our second efficacy trial needs to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Research studies can be delayed or aborted for a variety of reasons, including delay or failure to:

●	recruit suitable patients to participate in research studies and have such patients complete the research studies or return for post-treatment follow-up;

●	address any patient safety concerns that arise during the course of an efficacy trial;

●	ensure that patients comply with and complete efficacy trial protocol;

●	initiate or add a sufficient number of efficacy trial sites;

●	manufacture sufficient quantities of TCM formulae candidate for use in research studies and ensure efficacy trial material is provided to efficacy trial sites in a timely manner; and

●	obtain the statistical analysis plan to be used to evaluate the efficacy trial data.

Qualified patient enrollment is a significant factor in our research studies and is affected by many factors, including the size and nature of the patient population, the eligibility criteria for the studies, the design of the efficacy trial, competing research studies and patients’ perceptions as to the potential advantages of the TCM formulae being studied in relation to other available therapies.

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

Further, we also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. We have received trademark certificates for “腦還原®” (directly translates as “brain restoration”), “RGC Regencell®”, “RGC®”, “RGC-COV19®” and “Sik-Kee Au TCM Brain Theory®” from the Hong Kong Registrar of Trade Marks. However, third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. Further, our competitors may infringe our trademarks, or we may not have adequate resources to enforce our trademarks. Effective trademark protection may not be available or may not be sought in every country in which our products are made available in the future. In the event that our trademarks or applications are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing these new brands.

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

As to the products we intend to manufacture, we must manage our supply chain for raw materials and delivery of our products. Our raw material used in efficacy trial is currently sourced by the TCM Practitioner from Hong Kong vendors under the Hong Kong Chinese Medicine Regulatory Office guideline. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery in Hong Kong. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver some of our products.

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

We face risks related to health epidemics or outbreaks of communicable diseases, for example, the outbreak of the COVID-19. The outbreak of such communicable diseases could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of many countries, which in the case of COVID-19 has occurred. In addition, the COVID-19 pandemic may have a severe effect on our ongoing and future research studies of many TCM formulae candidates. The extent to which the COVID-19 pandemic may impact our research studies will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and geographic reach of the outbreak, the severity of COVID-19, and the effectiveness of actions to contain and treat COVID-19 in Hong Kong. The continued spread of COVID-19 globally could adversely impact our efficacy trial operations, including our ability to recruit and retain patients if an outbreak outlasts in Hong Kong. Disruptions or restrictions on our ability to travel to monitor data from our enrolled patients, or to conduct research studies, or the ability of patients enrolled in our studies to travel, as well as temporary closures of our facilities would negatively impact our efficacy trial activities. As a result, the expected timeline for data readouts of our research studies on enrolled patients and certain regulatory filings may be negatively impacted, which would adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our financial results.

The global economic and geo-political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, financial performance and results of operations and the prices of our Ordinary Shares.

The global outbreak and spread of COVID-19 has caused a slowdown in growth of the global economy. The global economy is entering a pronounced slowdown in 2022 after having shown some momentums of growth in 2021. The global spread of COVID-19 has created, and is likely to continue to create, significant volatility and uncertainty and economic disruption. Global prospects remain highly uncertain as the COVID-19 pandemic resurgence and economic recoveries diverge across countries and sectors, reflecting variations in pandemic-induced disruptions and the extent of policy support. In addition, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy.

In February 2022, a military conflict arose between Russia and Ukraine, with the latter being supported by countries in the NATO alliance as well as others around the globe, including imposition of financial and trade sanctions against Russia. Although the length, impact and outcome of the ongoing military conflict in Ukraine is highly unpredictable, this conflict could lead to significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage. In the event the conflict continues or extends beyond Ukraine, together with reduction or stoppage of energy exports from Russia, the global economy could face a recessionary downturn.

The withdrawal of the UK from the EU in January 2020, commonly referred to as “Brexit,” has also created significant political and economic uncertainty regarding the future trading relationship between the UK and the EU as well as other countries, such as the United States, Australia, and New Zealand. In particular, the UK and the EU have ratified a trade and cooperation agreement governing their future relationship and the UK continues to negotiate agreements on specific areas of trade and economic arrangements with other countries. The UK-EU trade and cooperation agreement addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the UK and the EU as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In many countries globally, there are concerns over rising inflation and potential economic recessions, including due to the impacts of the COVID-19 pandemic. In particular, any worsening of the ongoing labor shortage and ongoing rise in inflation could significantly weaken global economies. Globally, countries have required and may continue to require additional financial support, sovereign credit ratings have declined and may continue to decline, and there may be default on sovereign debt obligations of certain countries. In addition, the U.S. Federal Reserve System and other regulatory bodies around the world may raise, or may announce intentions to raise, interest rates. Any of these global economic conditions may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. The global economic slowdown may be further prolonged by subsequent outbreaks of COVID-19 in countries which are taking, or which have taken, steps to ease lockdown measures; such outbreaks may require those countries to extend their lockdown measures or roll-back previous measures taken to facilitate the re-opening of their economies.

These economic and geo-political conditions have affected, and may continue to affect, our business in a number of ways. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. If these market conditions continue or worsen, they may further limit our ability to access financing or increase our cost of financing to meet liquidity needs, resulting in adverse effects on our financial condition and results of operations. The current global economic slowdown and uncertainty about the future global economic conditions could also continue to increase the volatility of the the prices of our Ordinary Shares. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our industry. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such conditions will have on our industry in general, and our results of operations specifically.

General Company Related Risks

We have a very limited operating history, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We commenced our operations in Hong Kong through our wholly-owned subsidiary, Regencell Bioscience Limited in 2015. Our operations to date have been limited to organizing and staffing our company, partnering with the TCM Practitioner to conduct research studies, identifying potential partnerships and TCM formulae candidates, acquiring TCM raw materials, and conducting research and development activities for our TCM formulae candidates. We have not yet demonstrated the ability to successfully complete large-scale, pivotal research studies. We have also not yet applied for or obtained regulatory approval for, or demonstrated an ability to manufacture or commercialize, any of our TCM formulae candidates. Consequently, any predictions about our future success, performance, or viability may not be as accurate as they could be if it had a longer operating history or approved products on the market.

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

We incurred total net losses of $7.59 million and $1.35 million, respectively, for the fiscal years ended June 30, 2022 and 2021, and have completed only the preliminary stages of our business plan. We anticipate incurring additional losses before realizing any revenues. We may need additional financing in order to meet our continuing obligations and ultimately, to attain profitability in the future. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue our business. If we are unable to obtain enough financing from outside sources before we produce enough revenues, we may be forced to sell our assets, or curtail or discontinue our operations. If this happens, you could lose all or part of your investment.

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

Our limited research progress of our standardized TCM formulae candidates, together with our history of losses, make prediction of future operating results difficult. You should not rely on our past performance as any indication of future growth rates or operating results. Our valuation and the price of our securities likely will fall in the event our operating results do not meet the expectations of analysts and investors. Comparisons of our quarterly operating results are an unreliable indication of our future performance because they are likely to vary significantly based on many factors, including:

●	our inability to enroll enough mild-to-moderate ADHD and ASD patients into our second research studies;

●	the success of our standardized TCM formulae candidates to treat individuals with ADHD or ASD, and the possible future introduction of new products and treatments for ADHD or ASD;

●	the successful completion of future research studies, and the possibility that the results of any future study may be adverse to our product and services, or reveal some heretofore unknown risk to patients from treatment in the personalized TCM formulae; the failure by us to make professional presentation and publication of positive outcomes data from these research studies;

●	our ability to commercialize the standardized TCM formulae candidates in Hong Kong once we obtain permission from the Hong Kong Chinese Medicines Board;

●	the expansion and rate of success of our marketing and advertising efforts to ADHD and ASD patients, and the rate of success of our direct sales force in Hong Kong;

●	failure of third-party contract manufacturers to deliver products or provide services in a cost effective and timely manner;

●	our failure to compete with other treatment for ADHD and ASD;

●	actions relating to ongoing compliance of the Hong Kong Chinese Medicine Ordinance (the “HKCMO”);

●	unanticipated delays in the development and introduction of our future products and/or our inability to control costs;

●	the effects of global or local pandemics or epidemics and governmental responses, such as COVID-19; and

●	general economic conditions as well as those specific to our customers and markets.

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

Our success is, to a certain extent, attributable to the management, and research and development expertise and potential sales and marketing of key personnel. We are dependent on the services of Mr. Yat-Gai Au, our founder, director and CEO, for the continued growth and operation of our company, and critical to our overall management, as well as the continued development of our strategic direction, due to their experience, personal and business contacts in Hong Kong and the US.

Our success of developing standardized TCM formulae candidates is wholly dependent upon our strategic partnership with Mr. Sik-Kee Au, the TCM Practitioner, the father of Mr. Yat-Gai Au, our founder, director and CEO, for the continued research and development of the formulae candidates for our company. The whole basis of our TCM research is the TCM formulae transferred by the TCM Practitioner, which was developed based on Sik-Kee Au TCM Brain Theory®. We may not be able to retain our partnership with the TCM Practitioner for any given period of time. We are reliant upon the TCM Practitioner to provide these research services and have little control over his availability or expertise, except our Partnership Agreements with the TCM Practitioner. Although we have no reason to believe that he will terminate the partnership relationship with us, the interruption or loss of his services would adversely affect our ability to effectively run our business and pursue our research on standardized TCM formulae candidates as well as our results of operations. The loss of any of these individuals could have a material adverse effect upon our business, financial condition, and results of operations. We do not carry key man life insurance for any of our key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

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

In the course of auditing our consolidated financial statements as of and for the years ended June 30, 2022, and 2021, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; and (3) lack of segregation of duties for certain key functions due to limited staff and resources.

Our management identified material weaknesses in the design and operation of our internal controls because:

●	Our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements;

●	Our lack of internal audit function to establish formal risk assessment process and internal control framework; and

●	Our lack of segregation of duties for certain key functions due to limited staff and resources.

As defined under standards established by PCAOB, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As a result, we have already taken some steps and have continued to implement measures to remediate the material weaknesses identified, including but not limited to (i) continuing to recruit experienced personnel with relevant past experience working on U.S. GAAP and SEC reporting, (ii) improving our monitoring of and oversight controls for non-recurring transactions to ensure the accuracy and completeness of financial reporting and (iii) engaging external experts to assist with should there be non-recurring and complex transactions and continuing to implement measures to remediate our internal control deficiencies.

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

We cannot be certain that these measures will successfully remediate the material weaknesses or that other material weaknesses will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our Ordinary Shares to decline. In addition, it could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”). Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in this Annual Report. In addition, once we cease to be an “emerging growth company” as such term is defined under Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the Nasdaq Capital Market, and other applicable securities rules and regulations. Compliance with these rules and regulations will nonetheless increase our legal, accounting, financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” As a foreign private issuer, the Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results.

As a result of disclosure of information in this Annual Report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

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

We may be a passive foreign investment company for United States federal income tax purposes, in which case United States holders of our Ordinary Shares could be subject to adverse United States federal income tax consequences.

A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which, after applying certain look- through rules, either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For purposes of the above calculations, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the equity. Passive income generally includes dividends, interest, certain rents or royalties, foreign currency or other investment gains and certain other categories of income. We must make a separate determination each year as to whether we are a PFIC.

Based on the value of our assets for our taxable year ending June 30, 2022, including the value of our goodwill, and the composition of our income and assets in such taxable year, while there can be no assurances, we believe we were not a PFIC for our taxable year ending June 30, 2022. However, the application of the PFIC rules is subject to uncertainty in several respects. The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we may be or become a PFIC, may depend on the interpretation of certain United States Treasury regulations as well as certain U.S. Internal Revenue Service guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years. In particular, especially until we become revenue-generating, our PFIC status may depend, in part, on the receipt and treatment of other sources of income (including government grants) in excess of passive income from interest-bearing accounts or other investments.

Furthermore, for purposes of the asset test described above, goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income, and the value of our assets, including goodwill, generally will be calculated using the market price of our Ordinary Shares, which may fluctuate considerably, especially in times of high market volatility. Accordingly, fluctuations in the market price of our Ordinary Shares may affect our PFIC status for any taxable year. In addition, cash is generally characterized as a passive asset for these purposes, so the composition of our income and assets will be affected by how, and how quickly, we spend the cash that we hold. Accordingly, we cannot assure you that we were not a PFIC for our taxable year ending June 30, 2022 or that we will not be a PFIC for our current taxable year or any future taxable year.

If we are a PFIC for any taxable year during which a United States person holds Ordinary Shares, certain adverse United States federal income tax consequences could apply to such United States person. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

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

Investors may purchase our Ordinary Shares to hedge existing exposure in our Ordinary Shares or to speculate on the price of our Ordinary Shares. Speculation on the price of our Ordinary Shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our Ordinary Shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our Ordinary Shares for delivery to lenders of our Ordinary Shares. Those repurchases may in turn, dramatically increase the price of our Ordinary Shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our Ordinary Shares that are not directly correlated to the performance or prospects of our company and once investors purchase our Ordinary Shares necessary to cover their short position the price of our Ordinary Shares may decline.

Our founder and CEO will continue to own a significant percentage of our Ordinary Shares and will be able to exert significant control over matters subject to shareholder approval.

Mr. Yat-Gai Au, our founder, director and CEO, currently beneficially owns 81.1% of our company through Regencell (BVI) Limited, and our company will continue to be controlled by him. Therefore, he has the ability to substantially influence us through this ownership position. For example, he may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. His interests may not always coincide with our corporate interests or the interests of other shareholders, and he may act in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as he continues to own a significant amount of our equity, he will continue to be able to strongly influence or effectively control our decisions.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

We are a “controlled company” as defined under the Nasdaq Stock Market listing rules because Mr. Yat-Gai Au, our founder, director and CEO, currently beneficially own 81.1% of our Ordinary Shares. As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our company, we are a “controlled company” as defined under Nasdaq Stock Market listing rules.

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

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Stock Market listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

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

Our operations are based in Hong Kong. Accordingly, our business operation and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this Annual Report, we maintain substantially most of our operations in Hong Kong and, specifically, from Regencell Bioscience Limited. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of Regencell Bioscience Limited. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law (the “Hong Kong Basic Law” or the “Basic Law”), namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and Hong Kong Autonomy Act (“HKAA”) to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China and Hong Kong, which could potentially harm our business.

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

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of Hong Kong dollar against United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Changes in the conversion rate between United States dollar and Hong Kong dollar will affect the amount of proceeds we will have available for our business.

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

Our international operations involve financial and business risks that differ from or are in addition to those faced by our Hong Kong operations, including:

●	cultural and language differences;

●	limited “brand” recognition;

●	different employment laws and rules, employment or service contracts, compensation methods, and social and cultural factors that could result in employee turnover, lower utilization rates, higher costs and cyclical fluctuations in utilization that could adversely affect financial and operating results;

●	foreign currency disruptions and currency fluctuations between Hong Kong dollar and foreign currencies that could adversely affect financial and operating results;

●	different legal and regulatory requirements and other barriers to conducting business;

●	greater difficulties in resolving the collection of receivables when legal proceedings are necessary;

●	greater difficulties in managing our non-Hong Kong operations, including client relationships, in certain locations;

●	disparate systems, policies, procedures and processes;

●	failure to comply with the U.S. Foreign Corrupt Practices Act (FCPA) and anti-bribery laws of other jurisdictions;

●	higher operating costs;

●	longer sales and/or collections cycles;

●	potential restrictions or adverse tax consequences for the repatriation of foreign earnings, such as trapped foreign losses and importation or withholding taxes;

●	different or less stable political and/or economic environments;

●	conflicts between and among Hong Kong and countries in which we conduct business, including those arising from trade disputes or disruptions, the termination or suspension of treaties, or boycotts; and

●	civil disturbances or other catastrophic events that reduce business activity.

If we are not able to quickly adapt to or effectively manage our operations in geographic markets outside Hong Kong, our business prospects and results of operations could be negatively impacted.

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

Except for the Basic Law, the national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

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

The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. We are a Hong Kong-based company with no operations in mainland China. However, if we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of our Ordinary Shares, which would materially affect the interest of the investors.

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

We are a Hong Kong-based company with no operations in mainland China, and we have direct ownership of our operating entities, Regencell Bioscience Limited and Regencell Limited in Hong Kong. Our principal executive offices are located, and we operate, in Hong Kong, a special administrative region of China. The PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities outside of mainland China, however, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our future expansion or acquisition of operations in mainland China. See “— Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.”

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

We were not required to obtain permission from the PRC government to list on a U.S. securities exchange, however there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including our Ordinary Shares, to significantly decline or be worthless.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

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

The Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit securities of any such company from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On February 4, 2022, the U.S. House of Representatives passed the America COMPETES Act of 2022, which includes the same amendment as the AHFCAA. The America COMPETES Act of 2022, however, includes a broader range of legislation than the AHFCAA in response to the U.S. Innovation and Competition Act passed by the U.S. Senate in 2021. The U.S. House of Representatives and the U.S. Senate will need to agree on amendments to these respective bills to allow the legislature to pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and the U.S. House of Representatives will resolve the differences or if and when the President will sign the bill to make the amendments into law.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA and established procedures to identify registrants and prohibit the trading of the securities of certain registrants as required by the HFCAA. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, which the PCAOB believes represents the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law. The PCAOB inspection team is expected to begin testing the Statement of Protocol by mid- September 2022. The PCAOB is then required to reassess its determinations discussed above by the end of 2022. There is no assurance that the Statement of Protocol will be effective in accomplishing its stated goals.

Friedman LLP, our independent registered public accounting firm that issues the audit report included elsewhere in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor.  However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

We, Regencell Bioscience Holdings Limited, are a holding company incorporated on October 30, 2014, under the laws of the Cayman Islands, which has no substantive operations other than holding all of the issued and outstanding shares of Regencell Bioscience Limited, Regencell Limited and Regencell Bioscience North America Limited. Our principal executive offices are located at 11/F First Commercial Building, 33-35 Leighton Road, Causeway Bay, Hong Kong. Our telephone at this address is +852 2155-0823. Our registered office in the Cayman Islands is at the offices of 1st Floor, Landmark Square, 64 Earth Clos, Grand Cayman KY1-1107, Cayman Islands. Our agent for service of process in the United States in connection with the registration statement on Form F-1 for our initial public offering is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our corporate website is https://www.regencellbioscience.com.  The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding us that file electronically with the SEC. Our annual reports and some of the other information submitted by us to the SEC may be accessed through this web site.

On October 30, 2014, Mr. Yat-Gai Au, our founder, director and CEO, acquired 10,000 Ordinary Shares of Regencell Bioscience Holdings Limited in a private transaction. On September 28, 2020, Regencell (BVI) Limited, which was incorporated pursuant to the BVI Business Companies Act, 2004 on May 25, 2017, acquired all equity interests of Regencell Bioscience Holdings Limited from Mr. Yat-Gai Au. Mr. Yat-Gai Au has been the sole shareholder of Regencell (BVI) Limited since its inception. As a result, prior to the initial public offering of Regencell Bioscience Holdings Limited completed on July 20, 2021, Mr. Yat-Gai Au beneficially owned 100% of Regencell Bioscience Holdings Limited through Regencell (BVI) Limited.

We conduct our business through our wholly-owned subsidiaries, Regencell Bioscience Limited, a company incorporated in Hong Kong on May 12, 2015, Regencell Limited, a company incorporated in Hong Kong on November 20, 2014 and Regencell Bioscience North America Limited, a company incorporated in the British Virgin Islands on April 25, 2022, and a 60% joint venture, Regencell Bioscience Asia Limited, a company incorporated in Hong Kong on September 17, 2021. We are an early-stage bioscience company that focuses on research, development, and commercialization of TCM for the treatment of neurocognitive disorders and degeneration, specifically ADHD and ASD, and infectious diseases affecting people’s immune system such as COVID. Our goal is to save and improve the lives of patients, their families and caregivers and become a market leader for the best natural and holistic treatment globally.

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

On September 2, 2021, our wholly-owned subsidiary, Regencell Bioscience Limited entered into a joint venture agreement with Honor Epic to form a joint venture, Regencell Bioscience Asia Limited, under the laws of Hong Kong. As of the date of this Annual Report, we have 60% equity interest in Regencell Bioscience Asia Limited.

On April 25, 2022, Regencell Bioscience North America Limited was incorporated in the British Virgin Islands. Regencell Bioscience North America Limited was wholly owned by us. Currently, Regencell Bioscience North America Limited has no operation and is reserved for future expansion needs.

Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

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

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

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

The Initial Public Offering

On July 20, 2021, we completed the initial public offering of 2,300,000 Ordinary Shares, $0.00001 par value per share (the “IPO”) at an offering price of $9.50 per share, generating gross proceeds of approximately $21.85 million. On August 17, 2021, the underwriter of the IPO exercised its option to purchase 325,000 additional Ordinary Shares of our company, par value $0.00001 per share, at a price of $9.50 per share (the “Over-allotment Shares”). The closing of the sale of the Over-allotment Shares took place on August 19, 2021. The net proceeds of the IPO, including proceeds from the sale of Over-allotment Shares, totaled approximately $22.67 million, after deducting underwriting discounts and other related expenses.

Public Offering Warrants

In connection with and upon closing of the IPO and over-allotment on July 20, 2021 and August 19, 2021 respectively, we issued warrants equal to 2.5% of the shares issued in the IPO, totaling 57,500 units and 8,125 units, respectively, to the placement agents for the offering (the “warrants”). The warrants carry a term of five years, and shall not be exercisable for a period of 180 days from the closing of the IPO and shall be exercisable at a price equal to $10.45 per share. All warrants were issued and exercised.

B. Business Overview

Our Business Plan

Our goal is to save and improve the lives of ADHD, ASD and COVID patients, their families and caregivers and become a market leader for the best natural and holistic treatment globally.  The TCM Practitioner has been treating ADHD and ASD patients for over 30 years, more recently, infectious diseases affecting people’s immune system such as COVID and we intend to commercialize the TCM formulae utilized in his treatment first in Hong Kong and subsequently globalize the use of such TCM formulae in order to address the unmet medical needs of the growing ADHD, ASD and COVID patient population in other countries such as the U.S. We aim to:

●	show in a quantifiable and systematic way that the personalized TCM formulae is effective for the treatment of ADHD and ASD in our first research study;

●	file patent applications in Hong Kong and abroad;

●	verify the effectiveness of the standardized TCM formulae in our second efficacy trial;

●	set up centralized production facilities to streamline our production and support our application for the approval and registration of our proprietary Chinese medicine (“pCm”);

●	brand and commercialize our standardized TCM formulae candidates;

●	expand to other locations globally; and

●	conduct further research and development on the TCM base formula for other applications.

The projected timeline above is what we aim to achieve but there is no guarantee that any of the listed milestones will be met in the time noted or at all.

As of the date hereof, we have completed our first research study with the TCM Practitioner and have three standardized TCM formulae candidates under development targeting mild, moderate and severe ADHD and ASD patients. We also started our second efficacy trial using the three standardized TCM formulae candidates in the third quarter of 2021.  We intend to conduct further investigation and research on the application of the TCM base formula for other neurological illnesses, disorders and degeneration. We will also commercialize our standardized TCM formulae candidates by building our own specialized sales and marketing organization initially in Hong Kong after obtaining necessary approvals from Hong Kong regulatory agencies.

Our Research and Competitive Strengths

Our TCM Practitioner

We strategically partner with the TCM Practitioner, the father of Mr. Yat-Gai Au, our founder, director and CEO. Pursuant to the Strategic Partnership Agreement and the Supplemental Agreement (as defined below) (collectively, the “Partnership Agreements”) we have with the TCM Practitioner, we have exclusive rights and ownership of (1) all his TCM formulae and (2) the intellectual property rights of the TCM formulae, including research and development, trademark, copyright, patent and any other intellectual property rights in relation to the TCM formulae that the TCM Practitioner develops. Pursuant to the Partnership Agreements, the TCM Practitioner is responsible for research and development of TCM formulae for ADHD and ASD patients, however, any inventions, TCM formulae, utilities, improvements, research, discoveries, designs, processes, methods of manufacture and products conceived or made by the TCM Practitioner in relation to his TCM research shall be the sole and exclusive property of us. To support the TCM Practitioner’s continued research, we undertake to pay for all reasonable costs and expenses incurred by the TCM Practitioner in conducting research, testing, attending meetings/seminars, compiling records, or performing any similar acts in relation to the development of the TCM formulae. In furtherance of our research, development and commercialization of TCM formulae candidates, we have direct supervision and control over the TCM Practitioner’s TCM formulae research pursuant to the Partnership Agreements. We have full discretion to assign, refine, update, or redesign the TCM Practitioner’s research tasks from time-to-time pursuant to the Partnership Agreements.

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

On November 10, 2020, Regencell Bioscience Limited entered into a Supplemental Agreement of the Strategic Partnership Agreement (the “Supplemental Agreement”) with the TCM Practitioner. Under the Supplemental Agreement, the TCM Practitioner shall provide his research by using his best endeavors on his TCM formulae and TCM inventions under our direction and supervision. We have authorized the TCM Practitioner, his agents, subcontractors, development team, and affiliates to use TCM formulae and TCM Inventions to conduct research. However, they shall not directly or indirectly publish, disseminate or otherwise disclose, deliver or make available to any third party any confidential information, without our prior written notice. The TCM Practitioner also shall not be directly or indirectly concerned with or engaged or interested in any other business which is in any respect in competition with or similar to the TCM business conducted by our company for two years after the expiration or termination of the Supplemental Agreement.

We shall pay the TCM Practitioner for his expenses on his TCM research within 30 days upon the receipt of invoice. The Supplemental Agreement shall remain effective until the Strategic Partnership Agreement is expired or terminated. We can terminate the Supplemental Agreement without cause without any indemnity or damages being due to TCM Practitioner with 30 days prior written notice.

TCM Efficacy Trial and Standardized TCM Formulae Candidates

TCM Efficacy Trial

Seven (7) of the TCM Practitioner’s patients in Hong Kong, who were clinically diagnosed with ADHD or ASD by their healthcare professionals at different levels of severity, voluntarily consented through their parents or guardians to participate in our first research study in November 2018 and March 2019. In the first research study, the TCM Practitioner treated the enrolled patients with the use of the personalized TCM formulae. The personalized TCM formulae were comprised of two formula components, a base formula and an adjustable formula targeting different severity of symptoms. The base TCM formula is the product of Sik-Kee Au TCM Brain Theory®, which is used to treat ADHD and ASD by the TCM Practitioner over his 30 years of practice. The adjustable formula is “personalized” to each patient for different severity of symptoms. The enrolled patients’ ages ranged from five to twelve years old. Six of the enrolled patients completed a three-month treatment and one completed a two-month treatment. Under the treatment by the TCM Practitioner, the enrolled patients consumed liquid-based TCM twice a day, which was prepared based on personalized TCM formulae by our TCM Practitioner, and temporarily stopped consuming any other medicines. All the enrolled patients and their parents were required to meet with the TCM Practitioner in his clinic weekly and provide regular reports to update the patients’ symptoms and conditions by phone.

We used globally accepted assessment tools such as Autism Treatment Evaluation Checklist (ATEC), Gilliam Autism Rating Scale (GARS), Vanderbilt ADHD Diagnostic Parent Rating Scale (VADRS) and Swanson, Nolan, and Pelham (SNAP)-IV 26-item Parent Rating Scale (SNAP-IV-26), together with additional assessments, written observations, photos, videos and parent testimonials to track the enrolled patients’ progress. Within three months of using our TCM formulae, our research showed that the enrolled patients had attained better speech, communication, sociability, cognition and behavioral abilities. The enrolled patients using the personalized TCM formulae prescribed by the TCM Practitioner also experienced better bowel movement, sweating and temporary fatigue as part of the improvement process.

Standardized TCM Formulae Candidates and Second Efficacy Trial

As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe conditions. As a result, we have three standardized TCM formulae candidates under development targeting mild, moderate and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We have commenced our second efficacy trial using the three standardized TCM formulae candidates in the third quarter of 2021.

The standardized TCM formulae candidates were developed on the premise of Sik-Kee Au TCM Brain Theory®, which explains why a healthy brain is essential in restoring the body’s systems to normal from disorders and illnesses such as ADHD and ASD. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the TCM base formulae based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials. According to the TCM brain theory, the blockage of or reduced blood flow, and damage of the interconnecting central nervous system, endocrine system and blood circulatory system disrupt the production of hormones and transmission of neurotransmitters, such as melatonin, dopamine and norepinephrine, leading to a defective encoding and decoding of functions and resulting in deficient or abnormal social behaviors that are the hallmarks of ADHD and ASD. Our standardized TCM formulae candidates aim to address the fundamental cause of the disorders to achieve an optimal outcome compared to available stimulant and non-stimulant medications currently available in the market. The fundamental properties and treatment process of TCM are different from the mainstream stimulant and non-stimulant medications. TCM takes a holistic approach, using natural ingredients to treat different elements within the body. Every bodily function is taken into consideration when preparing the TCM formulae for the patients so that the optimal results of the treatment could be reached. This explains the improvements in both their symptoms and overall health. As provided in the Partnership Agreements, we continue to work closely with the TCM Practitioner to include those treatments in our future development.

We seek to protect our standardized TCM formulae candidates, including the TCM base formula and the fixed adjusted TCM formulae, and technology that we consider commercially important by filing patent applications in Hong Kong and abroad. In addition, we also rely on trade secrets or TCM related regulatory protection to protect our intellectual property. Our trade secrets and confidential information include unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our TCM formulae candidates. We seek to protect these trade secrets and confidential information, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them. Further, we also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. We have received trademark certificates for “腦還原®” (directly translates as “brain restoration”), “RGC ®”, “RGC Regencell®”, “RGC-COV19®” and “Sik-Kee Au TCM Brain Theory®” from the Hong Kong Registrar of Trade Marks.

Recent Developments

Second Efficacy Trial

To further verify the standardized medicine efficacy, we worked with the TCM Practitioner on the second efficacy trial. Seven (7) patients in Hong Kong, who were clinically diagnosed with ADHD or ASD by their healthcare professionals at different levels of severity, voluntarily consented through their parents or guardians to participate in our second efficacy trial in August 2021 as the first group. In this second efficacy trial, the TCM Practitioner treated the enrolled patients with the use of the standardized TCM formulae. The enrolled patients’ ages ranged from six to twelve years old. All enrolled patients completed a three-month treatment. Under the treatment by the TCM Practitioner, the enrolled patients consumed liquid-based TCM twice a day, which was prepared based on standardized TCM formulae by our TCM Practitioner, and temporarily stopped consuming any other medicines. All the enrolled patients and their parents were required to meet with the TCM Practitioner in his clinic weekly and provide regular reports to update the patients’ symptoms and conditions by phone.

We used globally accepted assessment tools such as Autism Treatment Evaluation Checklist (ATEC) and Vanderbilt ADHD Diagnostic Parent Rating Scale (VADRS), together with additional assessments, written observations, photos, videos and parent testimonials to track the enrolled patients’ progress. Within three months of using our TCM formulae, our research showed that the enrolled patients had attained better speech, communication, sociability, cognition and behavioral abilities. Sleep quality and appetite have also improved. The enrolled patients using the standardized TCM formulae prescribed by the TCM Practitioner also experienced better bowel movement, sweating and temporary fatigue as part of the improvement process.

In December 2021, we recruited a second group of patients to participate in our second efficacy trial.

Entry into Joint Venture Agreement

On September 2, 2021, Regencell Bioscience Limited entered into a joint venture agreement (the “JV Agreement”) with Honor Epic, a company incorporated in the British Virgin Islands, to form a joint venture under the laws of Hong Kong (the “Joint Venture”). Pursuant to the JV Agreement, among other things and subject to the terms and conditions contained therein, Regencell Bioscience Limited and Honor Epic agreed to establish Regencell Bioscience Asia Limited (the “JV”), a private company limited by shares in Hong Kong.

Pursuant to the JV Agreement, Regencell Bioscience Limited shall contribute 60% of the capital for the JV to fund its operations including trading, manufacturing, marketing and distribution of traditional Chinese medicine formulae products and to procure, enable, provide or support the treatment of COVID-19. In addition, Regencell Bioscience Limited will grant the JV exclusive rights to market and distribute its proprietary COVID-19 TCM treatment (“Regencell COVID Treatment Products”) in ASEAN countries, India, Japan, Australia and New Zealand (“Designated Markets”), for an initial term of two years, pursuant to a license agreement to be entered by and between Regencell Bioscience Limited and the JV. Honor Epic shall contribute 40% of the capital for the JV and shall use its best effort to market, promote, and distribute the Regencell COVID Treatment Products in the Designated Markets. Regencell Bioscience Limited may appoint two board members in the JV, and Honor Epic may appoint one board member in the JV. Sixty percent (60%) of the net profits or net loss of the JV will be distributed to or assigned to Regencell Bioscience Limited and the remaining forty percent (40%) being distributed to or assigned to Honor Epic. In the event that Regencell Bioscience Limited decides to dispose all of its shares in the JV, Regencell Bioscience Limited may require all other shareholders to sell and transfer all their shares in the JV to a proposed buyer, so long as Regencell Bioscience Limited is holding more than 50% of equity interest in the JV. Regencell Bioscience Limited is entitled to a right of first refusal if a shareholder receives a third-party offer to purchase the shares of the JV in accordance with the requirements specified in the JV Agreement.

Industry and Market Background

TCM Industry

TCM has a long history in Hong Kong. The TCM industry in Hong Kong is regulated by the Hong Kong Chinese Medicine Ordinance (HKCMO), which was passed by the Legislative Council of Hong Kong in July 1999. The Chinese Medicine Council of Hong Kong, or the Council, is a statutory body established in September 1999 under the HKCMO. The Council is responsible for implementing regulatory measures for Chinese medicine. The Council implemented the licensing system of TCM traders and the registration system of proprietary Chinese medicine (“pCm”) by phases. The role of TCM is now well established and the dispensation, storage and labeling of Chinese herbal medicines have been regulated since 2003. The safety, efficacy and quality of pCm will be assessed by the Hong Kong Chinese Medicines Board, which was established in 1999 under the HKCMO, before the products being allowed to be registered.

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

Key Differences between Regulated Pharmaceutical Industry and TCM Industry in Hong Kong

Currently in Hong Kong, there are several U.S. Food and Drug Administration (“FDA”) and Hong Kong Pharmacy and Poisons Board approved drugs available to treat ADHD and ASD symptoms that are manufactured by global pharmaceutical companies. However, we are a TCM bioscience company focusing on natural and holistic treatments and do not compete directly with those pharmaceutical companies. Although both pharmaceutical drugs and TCM are regulated by the Import and Export Ordinance and the Undesirable Medical Advertisements Ordinance, there are several key differences between the regulated pharmaceutical drug industry and the TCM industry in Hong Kong. For example, pharmaceutical drugs are principally regulated under the Pharmacy and Poisons Ordinance (PPO) and the Antibiotics Ordinance and Dangerous Drugs Ordinance, while TCM is principally regulated by the HKCMO. Furthermore, all pharmaceutical manufacturers with manufacturing capability in Hong Kong must comply with the Hong Kong Good Manufacturing Practices (GMP), whereas TCM manufacturers are not required to have GMP certifications. In terms of registration, pharmaceutical drugs sold in the Hong Kong market must be registered with the Hong Kong Pharmacy and Poisons Board, while pCm formulae products are registered with the Hong Kong Chinese Medicines Board.

Based on research provided by Persistence Market Research, no large TCM companies are providing similar ADHD and ASD products in the Hong Kong market. As such, the TCM ADHD and ASD markets are highly fragmented and there is no large TCM competitor in our target market.

Regulatory Approvals Prior to Commercialization in Hong Kong

Subject to the outcome of further research and development, if we commercialize our TCM formulae candidates in Hong Kong, we will need to receive a manufacturer license issued by the Hong Kong Chinese Medicines Board. Once we receive the license and complete pCm registrations for our standardized TCM formulae candidates, our standardized pCm formulae products can be manufactured and sold over the counter without the supervision and prescription of a TCM practitioner in Hong Kong.

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

Competition

Currently in Hong Kong, there are several drugs approved by the FDA and Hong Kong Pharmacy and Poisons Board available to treat ADHD and ASD that are manufactured by global pharmaceutical companies. However, we are a TCM bioscience company focusing on TCM treatments and do not compete directly with those pharmaceutical companies. Although both pharmaceutical drugs and TCM are regulated by the Import and Export Ordinance and the Undesirable Medical Advertisements Ordinance, there are several key differences between the regulated pharmaceutical drug industry and the TCM industry in Hong Kong. For example, pharmaceutical drugs are regulated under the Pharmacy and Poisons Ordinance (PPO) and the Antibiotics and Dangerous Drugs Ordinance, while TCM is regulated by the HKCMO. Furthermore, all pharmaceutical manufacturers in Hong Kong must comply with the Hong Kong Good Manufacturing Practices (GMP), whereas TCM manufacturers are not required to have GMP certifications. In terms of registration, pharmaceutical drug must be registered with the Hong Kong Pharmacy and Poisons Board, while pCm formulae products registered with the Hong Kong Chinese Medicines Board.

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

However, these two types of medication for ADHD have multiple side effects. Common side effects of stimulants include: feeling restless and jittery, difficulty sleeping, loss of appetite, headaches, upset stomach, irritability, mood swings, depression, dizziness, racing heartbeat and tics. According to HelpGuide, an independently funded nonprofit organization in the U.S., these stimulant medications may also cause personality changes, such as becoming withdrawn, listless, rigid, or less spontaneous and talkative, others may develop obsessive-compulsive symptoms. Beyond the potential side effects, a number of safety concerns associated with the use of stimulant medications exist such as the effect on developing brain, heart-related problem, psychiatric problem and potential abuse, indicated by experts. Non-stimulants also have side effects including decreased appetite, nausea, vomiting, fatigue, indigestion, dizziness and mood swings.

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

There are no medications that can cure ASD or treat the core symptoms, according to the Centers for Disease Control and Prevention (the “CDC”). However, there are medications that can help ASD patients with related symptoms like depression, anxiety, aggression, irritability, seizures, insomnia and trouble focusing and help them function better. Medicines for treating the three core symptoms of ASD, communication difficulties, social challenges and repetitive behavior, have long represented a huge area of unmet need. However, few drugs on the market today effectively relieve these symptoms and individual reaction to most commonly prescribed medicines can vary materially. Although the FDA has approved two antipsychotic drugs for treating irritability and aggression associated with autism (risperidone and aripiprazole), the prevalent behavioral problems associated with ASD have not been able to be improved by these medications.

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

Specialty of Our TCM Formulae

Our core competencies include the specialty of our TCM formulae which is a natural and holistic treatment that may provide progressive improvement over time and is used specifically for ADHD and ASD. Our standardized TCM formulae candidates were created specifically to address this unmet need in the market. We will explore various ways to gain entry into markets and countries around the world and will research the regulatory and operational requirements as needed. Depending on the regulatory environment of each country, our product can be sold as either a drug or a dietary supplement, either directly by us or through partnerships and distributions. We will review and analyze all options to ensure feasibility to meet the demands of the respective markets.

Our TCM formulae was created based on Sik-Kee Au TCM Brain Theory®. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the personalized TCM formulae based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials. Treatment using our personalized TCM formulae has shown reduced severity in ADHD and ASD core symptoms in the first research study. However, there is no assurance that the second efficacy trial will show any improvements in patients’ symptoms.

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

All parents of the ADHD and ASD children in our efficacy trial have witnessed pronounced changes in their child’s symptoms in three months and have testified the benefits and effectiveness of our TCM Practitioner’s treatment and was preferred over their typical mainstream medication. During our study, all of them stopped their existing medication and switched to treatment with the use of our TCM formulae.

Before the patients began their treatment with our personalized TCM formulae for our first research study and standardized TCM formulae for our second efficacy trial, they tried other treatments and therapies for various periods. During the interviews that we conducted in connection with the study, we asked the parents or caregivers of these patients their impression of other treatments, therapies or drugs versus our TCM formulae treatment. All of the parents and caregivers that we interviewed advised us that they felt that their child’s temper was more stable, that their child was more attentive and that their awareness of the environment was higher after treatment with our TCM products.

Currently, according to the CDC, there is no cure for ADHD and ASD. Given the lack of effective conventional medicine, coupled with adverse side effects associated with current drugs and rapidly growing patient diagnosis, we are well-positioned to become the leader in providing the treatment for ADHD and ASD. However, due to the early stage of our research in three standardized TCM formulae candidates, there is no assurance that the second efficacy trial will show similar improvements in patients’ symptoms.

TCM Practitioner with Practicing Experiences Over 30 Years

Our TCM Practitioner has treated many children afflicted with ADHD and ASD and other patients suffering from a wide range of neurocognitive disorders and degeneration with the personalized TCM formulae. However, the treatment results of our TCM Practitioner are not supported by any controlled clinical data or trials.

As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe conditions. As a result, we have three standardized TCM formulae candidates under development targeting mild, moderate and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We have commenced our second efficacy trial using the three standardized TCM formulae candidates in August 2021. Based on our TCM Practitioner’s practicing experiences, we do not anticipate high bio-pharmaceutical research and development costs relating to chemical drugs. Average research and development to marketplace cost for a new medicine is nearly $4 billion, and can sometimes exceed $10 billion. In comparison, our research and development cost were only $2.51 million and $0.44 million for the years ended June 30, 2022 and 2021, respectively.

Intellectual Property

The TCM formulae are the core of our business operation and TCM research and development. We seek to protect our standardized TCM formulae candidates, including the TCM base formula and the fixed adjusted TCM formulae, and technology that we consider commercially important by filing patent applications in Hong Kong and abroad. In addition, we also rely on trade secrets or TCM related regulatory protection to protect our intellectual property. Our trade secrets and confidential information include unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our TCM formulae candidates. We seek to protect these trade secrets and confidential information, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them. Further, we also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. We received trademark certificates for “腦還原®” (directly translates as “brain restoration”) and “RGC Regencell®” in July 2020, “RGC®” in March 2021, “Sik-Kee Au TCM Brain Theory®” in September 2021 and “RGC-COV19®” in June 2022 from the Hong Kong Registrar of Trade Marks.

Regulatory Approvals Prior to Commercialization in Hong Kong

Subject to the outcome of further research and development, if we commercialize our liquid-based standardized TCM formulae candidates in Hong Kong, we will need to receive a manufacturer license issued by the Hong Kong Chinese Medicines Board, which was established in 1999 under the HKCMO. Once we receive the licenses and complete pCm registrations for our standardized TCM formulae candidates, our pCm formulae products can be manufactured and sold over the counter without the supervision and prescription of a TCM practitioner in Hong Kong.

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

Each of the participants of our first research study was treated by the TCM Practitioner with a personalized TCM formula. Each personalized TCM formulae is comprised of the TCM base formula, which remains the same among all participants and an adjustable formula. As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe ADHD and ASD conditions. As a result, we have three standardized TCM formulae candidates under development targeting mild, moderate and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We have commenced our second efficacy trial using the three standardized TCM formulae candidates in the third quarter of 2021.

Showing in a quantifiable and systematic way that the standardized TCM formulae is effective for the treatment of ADHD and ASD in our second efficacy trial

We have completed efficacy trial on the first group of patients in our second efficacy trial in early 2022 with our TCM Practitioner. The results showed that VADRS total score in all participants, except for two (2) who were not diagnosed ADHD, in our study dropped, which indicated that conditions of their ADHD symptoms were less severe after three months of treatment with our standardized TCM formulae. ATEC total score of all participants in our study also dropped, which indicated that conditions of their ASD symptoms were less severe after three months of treatment with our standardized TCM formulae. Results in other assessments also indicated a reduction in severity of symptoms of all patients. We believe the results, which corroborate effectiveness of our standardized TCM formulae, are significant.

File patent applications in Hong Kong and abroad

In order to protect our intellectual properties, we will file for patent application for our TCM formulae, including the TCM base formula and the three standardized TCM formulae candidates.

Verify the effectiveness of the standardized TCM formulae in our second efficacy trial

As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe conditions. As a result, we have three liquid-based standardized TCM formulae candidates under development targeting mild, moderate and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We have commenced our second efficacy trial using the three standardized TCM formulae candidates in the third quarter of 2021 in Hong Kong. We plan to arrange one hundred patients to be treated by TCM practitioner(s) with the use of our standardized TCM formulae candidates for a period of at least three months and up to twelve months.

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

Brand and commercialize our standardized TCM formulae candidates

After the first year of our second efficacy trial, we will improve, refine and automate the production process to improve efficiency to scale up our production. We will also design new packaging and labeling, not only to comply with regulatory requirements but also for branding purposes. We will ensure that the improved production and packaging process will not compromise the effectiveness of our pCm formulae products. We will then begin to apply for necessary permits from Hong Kong regulatory agencies. We intend to expand our marketing efforts locally and globally to gain brand recognition and favorable perception by our consumers in our target markets. Specifically, we will build a marketing team to develop a strong image that we are a TCM company specializing in the treatment of ADHD and ASD. We plan to market to those who are afflicted by these disorders, through advertisements in television, live radio stations, newspapers/magazines, online social media and banner advertising and in-person marketing in various healthcare events and seminars.

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

Conduct further R&D on TCM base formula for other application

As the TCM base formula is developed based on Sik-Kee Au TCM Brain Theory®, we believe that his TCM base formula potentially has a wider application. We intend to conduct further investigation and research on the application of the TCM base formula for other applications for other neurological illnesses, disorders and degeneration.

Our Products

Product Overview

Mainstream drugs and treatments available currently in the markets for ADHD and ASD aim to suppress or alleviate symptoms, whereas our TCM formulae aim to treat the fundamental cause of neurocognitive disorders. Our TCM formulae contain solely of natural ingredients without any synthetic components. The liquid-based and orally administered TCM formulae are currently personalized for each patient at different severities and symptoms of ADHD and ASD. According to Sik-Kee Au TCM Brain Theory®, when our TCM formulae with their nutrients and medicinal properties are absorbed and circulated throughout the body, the TCM formulae can perform the mechanism of removing deposits, clots and toxins that have been built up in the body over time and provide better blood circulation to bring sufficient blood supply to the brain. According to the TCM brain theory, with sufficient blood supply and circulation, the brain and organs will regenerate and as a result brain activities and organ functions are normalized, metabolism boosted and endocrine system regulated, thereby correcting the neurocognitive disorders and related symptoms such as attention deficit, hyperactivity, cognitive and social impairment. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the formulae based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials.

Our TCM Practitioner prescribes the TCM formulae under the guidance of TCM fundamental principles in conjunction with his TCM brain theory. Although each herb can be identified by its function in TCM terms, such as blood circulation, tonifying and qi-regulating herbs, the combination of herbs in each formula also demands our TCM Practitioner to skillfully apply TCM fundamental principles of compatibility to ensure the roles of each individual herb do not counteract with each other or become collectively harmful. The resulting combination creates synergetic pharmacological properties to treat neurological illnesses, disorders and degeneration that disrupted the normal neurological functions in ADHD and ASD patients. According to the assessment of our first efficacy trial, patients have better eye contact, daily excretion, appetite, longer sleep duration, communication, sociability, cognition, awareness and attentiveness, complexion, mood and temper.

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

We intend to register our pCm formulae products with the Hong Kong Chinese Medicines Board, upon successful completion of our second efficacy trial, under group II of the non-established medicines category, a category of pCm that does not contain any newly discovered Chinese herb, new medicinal part(s) of Chinese herb, active group extracted from Chinese herb or set of active groups extracted from compound prescription.

Research and Development

Our First Research Study in ADHD and ASD

We have conducted an uncontrolled first research study, commenced in November 2018 and March 2019, to evaluate the effects of our personalized TCM formulae on seven patients, who were from five to twelve years old and were clinically diagnosed with ADHD or ASD by their healthcare professionals at different levels of severity, by arranging them to be treated by the TCM Practitioner with the use of our personalized TCM formulae for up to three months. We have commenced our second efficacy trial using the three standardized TCM formulae candidates in the third quarter of 2021.

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

The seven enrolled patients in our first research study consumed liquid-based TCM twice a day, which were prepared based on the personalized TCM formulae by our TCM Practitioner and temporarily stopped consuming any other medicine. Six of the enrolled patients in our first research study completed a three-month treatment and one completed a two-month treatment. All the patients and their parents in our first research study were required to meet with the TCM Practitioner in his clinic weekly and provide regular reports to update the patients’ symptoms and conditions by phone. Quantitative assessments were also conducted using globally accepted assessment tools, described in the following, together with additional qualitative assessments, written observations, photos, videos and parent testimonials to document their progress. Within three months of receiving treatment using our personalized TCM formulae, our research showed that patients had attained better speech, communication, sociability, cognition and behavioral abilities. Their overall health had also improved. As part of the improvement process, patients had also experienced better bowel movement, sweating and temporary fatigue, which were expected by our TCM Practitioner. However, there is no assurance that the second efficacy trial will show similar improvements in patients’ symptoms.

Assessment Methodology

Each enrolled patient in our first research study stopped all his or her existing medical treatment for ADHD or ASD and was treated with a personalized TCM formulae for a period up to three months. Patient’s symptoms were assessed through parent interviews and using the globally accepted assessment tools, which were provided below. The parent’s qualitative and quantitative assessment scores on the patient’s behavior were compared before, during and after three months of treatment. The assessment tools used were the questionnaires filled in by the parents, which included the Autism Treatment Evaluation Checklist (ATEC), the Gilliam Autism Rating Scale (GARS) and the Vanderbilt ADHD Diagnostic Parent Rating Scale (VADRS) questionnaire. Based on the results of the VADRS questionnaire, we also used the Swanson, Nolan, and Pelham (SNAP)-IV 26-item scale (SNAP-IV-26), which covered the first 26 items of the VADRS, for further analysis. The individual assessment method is explained in detail below. The assessment tools used in our research are globally recognized and accepted methods of scoring severity levels of ADHD and ASD patients.

The first research study was only the first phase of our research studies. Our uncontrolled first research study was designed with a small sample size to allow us to collect preliminary data, monitor the treatment progress, observe the effect of the treatment and note any adverse side effects in a cost-effective and systematic way. It has helped us better prepare for our second efficacy trial we intend to begin in 2021, with a much larger sample size of at least 100 candidates and for a longer duration, between 3 and 12 months.

Although these are globally recognized assessment tools for the assessment of ADHD and ASD, the outcome of our efficacy trial may be subject to some biases of parents and caregivers of patients because we relied on the data provided by them, such biases may come from parental expectations, social desirability and recall bias. If our understanding and use of these assessment tools is flawed, or if the parents and caregivers of enrolled ADHD and ASD patients fail to observe and record accurately, then we will not only fail to realize any benefits from using these assessment tools, but may also be led to invest time and financial resources inefficiently in attempting to develop inappropriate TCM formulae candidates.

Autism Treatment Evaluation Checklist (ATEC)

ATEC is specially designed to measure changes in autistic severity, making it useful in monitoring behaviors over time as well as tracking the efficacy of a treatment. ATEC comprises of four subscales: (1) Speech/Language/ Communication, (2) Sociability, (3) Sensory/Cognitive Awareness and (4) Health/Physical/Behavior. ATEC is a caregiver-administered questionnaire designed to measure changes in the severity of autism in response to treatment. The scores from each subscale are combined in order to calculate a Total Score. A lower score indicates a lower severity of autism symptoms and a higher score correlates with more severe symptoms of autism.

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

Our Second Efficacy Trial in ADHD and ASD

We have conducted an uncontrolled second efficacy trial, commenced in August 2021, to evaluate the effects of our standardized TCM formulae on our first group of seven patients, who were from six to twelve years old and were clinically diagnosed with ADHD or ASD by their healthcare professionals at different levels of severity, by arranging them to be treated by the TCM Practitioner with the use of our standardized TCM formulae for up to three months. Requirements for participants were the same as those in our first research study.

Our second efficacy trial on the first group of patients showed similar improvements in patients’ symptoms. Within three months of receiving treatment using our standardized TCM formulae, our research showed that patients had attained better speech, communication, sociability, cognition and behavioral abilities. Their overall health, sleep quality and appetite had also improved. As part of the improvement process, patients had also experienced better bowel movement, sweating and temporary fatigue, which were expected by our TCM Practitioner.

Assessment Methodology

Each enrolled patient in our second efficacy trial stopped all his or her existing medical treatment for ADHD or ASD and was treated with a standardized TCM formulae for a period of three months. Patient’s symptoms were assessed through parent interviews and using the globally accepted assessment tools. We adopted the Autism Treatment Evaluation Checklist (ATEC) and the Vanderbilt ADHD Diagnostic Parent Rating Scale (VADRS) questionnaire again as our assessment tools in our second efficacy trial. In addition, we had used additional assessment tools, which were also parents’ filled questionnaires, to obtain different measurements of patients’ condition for evaluation. The parent’s qualitative and quantitative assessment scores on the patient’s behavior were compared before, during and after three months of treatment.

Our Leases

We currently maintain offices at Office A & B on 11th Floor, First Commercial Building, 33-35 Leighton Road, Hong Kong. We entered a five-year fixed term lease agreement for the office space on July 15, 2019. The lease expires on July 14, 2024.

We have a separate office rental agreement with Ace United International Limited, which is a company wholly-owned by our founder and CEO. The monthly rent is $4,103 for the premises located at 21st Floor, EIB Tower, 4-6 Morrison Hill Road, Wan Chai, Hong Kong. The agreement is renewable on an annual basis. The rental payment is expensed as incurred.

We entered into a three-year lease agreement for an office space at 9th floor, Chinachem Leighton Plaza, 29 Leighton, Causeway Bay, Hong Kong, on August 9, 2021.

During the year ended June 30, 2022, we entered into agreements to lease usage of staff quarters with third parties. Each of the leases was for a 2 year term.

Regulation Related to our Business Operation in Hong Kong

The Legislative Council of Hong Kong, Chinese Medicines Council, Chinese Medicines Board and Chinese Medicines Regulatory Office of Department of Health of Hong Kong are independent and separate entities from China. Whilst Hong Kong is part of the People’s Republic of China (“PRC”), Hong Kong and the PRC are regarded as two separate jurisdictions in law and markets. Under the “One Country, Two Systems”, Hong Kong retains its own systems and way of life after the handover of sovereignty to the PRC in 1997. The Hong Kong Basic Law, being Hong Kong’s constitutional document, gives legal effect to the “One Country, Two Systems” policy.

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

As we operate in Hong Kong, we have no assets or operation in PRC, nor have plan to commence operation in PRC, we do not believe that PRC laws or regulations regarding the TCM industry apply to us. Hence, within Hong Kong’s legal system, the laws and regulations of the PRC do not apply.

Hong Kong Chinese Medicine Ordinance (HKCMO)

The HKCMO provides licensing requirements for the sale and distribution of our TCM formulae candidates, registration and licensing requirements of our Chinese healthcare products, and future operations of our Chinese medicine clinics in Hong Kong. The HKCMO was passed by the Legislative Council of Hong Kong on July 14, 1999. The HKCMO is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the HKCMO in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Food and Health Bureau, the Department of Health and etc., as well as the Chinese Medicine Council of Hong Kong, have the implementation rights of the HKCMO. The Chinese Medicine Council of Hong Kong is the main regulator of the HKCMO.

Registration of TCM products and Chinese Healthcare Products

Some of our TCM products and Chinese healthcare products are classified as proprietary Chinese medicine (pCm), defined below, and others are classified as non-pCm. The key differences between pCm and non-pCm lie on their ingredients, dosage forms and intended use. Under section 2 of the HKCMO, pCm is defined as any proprietary product, which is formulated in a finished dose form and is known or claimed to be used for the diagnosis, treatment, prevention or alleviation of any disease or any symptom of a disease in human beings, or for the regulation of the functional states of the human body, composed solely of (i) any Chinese herbal medicines; (ii) any materials of herbal, animal or mineral origin customarily used by the Chinese, which should be documented in Chinese medicine classics or bibliographies, including but not limited to Pharmacopeia; or (iii) any medicine and materials referred to above, which is formulated in a finished dose form and is generally known or claimed to be used for the diagnosis, treatment, prevention or alleviation of any disease or for the regulation of the functional states of human body.

Section 119 of the HKCMO provides that no person shall sell, import or possess any pCm unless the pCm is registered with the Chinese Medicines Board. Application for registration of a pCm shall be submitted to the Department of Health Chinese Medicines Board in the manner prescribed in section 121 of the HKCMO. Pursuant to section 120 of the HKCMO, the application for registration of any pCm shall be made by the manufacturer of the pCm manufactured in Hong Kong, or by the importer or local representative or agent of the manufacturer of pCm manufactured outside Hong Kong.

Any person who contravenes section 119 of the HKCMO commits an offense and is liable to a maximum fine of HK$100,000 and imprisonment for two years.

Manufacture, Sale and Distribution of TCM Products and Chinese Healthcare Products

The HKCMO provides that manufacturers and traders in pCm shall obtain a license issued by the Chinese Medicines Board. Section 131 of the HKCMO provides that no person shall manufacture any pCm, whether registered or not, without a manufacturer license, or at any place other than the premises specified in such license.

Any person who contravenes section 131 or 134 of the HKCMO commits an offense and is liable to a maximum fine of HK$100,000 and imprisonment for two years.

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

Sections 143 and 144 of the HKCMO provide that a pCm shall not be sold or possessed for the purpose of selling in Hong Kong unless the package of the product is labeled in the prescribed manner and contains a package insert which complies with the prescribed requirements. Pursuant to Regulations 26 and 28 of the Chinese Medicines Regulation (Chapter 549F of the Laws of Hong Kong) (the “Chinese Medicines Regulation”), all pCm shall be properly labeled and attached with package inserts. The label on a package of pCm shall include the following particulars: the name of the medicine; the name of each active ingredient used (if the pCm is composed of three or more kinds of active ingredients, the names of more than half of the active ingredients are required); the registration number on the certificate of registration; the holder of the registration certificate or the manufacturer (if the package is the outermost one, the name of the holder of the certificate of registration is necessary); the name of the country or territory in which the medicine is produced; the packing specification; dosage and method of usage; expiry date; and batch number. The package insert of the pCm shall include the following particulars: the name of the medicine; the name and quantity of each active ingredient used (if the pCm is composed of three or more kinds of active ingredients, the names and quantities of more than half of the active ingredients are required); the name of the holder of certificate of registration or the manufacturer; the dosage and method of usage; functions or pharmacological action; storage instructions; and packing specification. As for the indications, contra-indications, side effects, toxic effects and precautions, they should be included on the package insert as far as practicable.

Any person who contravenes section 143 or 144 of the HKCMO commits an offense and is liable to a maximum fine of HK$100,000 and imprisonment for two years.

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

Food Safety Ordinance may be applicable since we cannot determine whether the ultimate product(s) to be commercialized would be classified by the regulatory body as Chinese herbal medicines, healthcare products, food for ordinary consumption, or otherwise. The precise content of the standardized TCM formulae candidates are subject to further changes and development along with our second efficacy trial. Accordingly, the precise ingredients of TCM products or product candidates will be determined at a later stage of our research and development.

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

Import and Export Ordinance

The Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong) (the “Import and Export Ordinance”) is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Import and Export Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Customs and Excise Department, the Trade and Industry Department and etc., has the implementation rights of the Import and Export Ordinance. The Customs and Excise Department and the Trade and Industry Department are the main regulators of the Import and Export Ordinance.

Pursuant to sections 6C and 6D of the Import and Export Ordinance and Schedules 1 and 2 to the Import and Export (General) Regulations (Chapter 60A of the Laws of Hong Kong), any person who imports or exports any of the Chinese herbal medicines set out in Schedule 1 to the HKCMO and five specific types in Schedule 2 to the HKCMO (namely Flos Campsis (淩霄花), Processed Radix Aconiti (製川烏), Processed Radix Aconiti Kusnezoffii (製草烏), Radix Clematidis (威靈仙) and Radix Gentianae (龍膽)) as well as any pCm under the HKCMO shall apply for an import or export license.

Any person importing or exporting of the aforesaid Chinese herbal medicines and pCm without an import or export license commits an offense and is liable to a fine of HK$500,000 and imprisonment for two years, or on conviction on indictment to a fine of HK$2,000,000 and imprisonment for seven years.

Public Health and Municipal Services Ordinance

The Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong) (the “Public Health Ordinance”) is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Public Health Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Food and Health Bureau, the Home Affairs Bureau, the Drainage Services Department, the Food and Environmental Hygiene Department, the Leisure and Cultural Services Department, the Department of Health, the Lands Department, the Buildings Department, etc., has the implementation rights of the Public Health Ordinance. The Food and Environmental Hygiene Department is the main regulator of the Public Health Ordinance.

The legal framework for food safety control in Hong Kong is set out in Part V of the Public Health Ordinance and the relevant sub-legislations thereunder. The Public Health Ordinance requires the manufacturers and sellers of food to ensure that their products are fit for human consumption and comply with the requirements in respect of food safety, food standards and labeling. As some of our Chinese healthcare products which are non- pCm fall within the definition of food, our company is subject to the regulations under the Public Health Ordinance.

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

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57of the Laws of Hong Kong) (the “Employment Ordinance” or the “EO”) is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Employment Ordinance is not a PRC legislation but is Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Employment Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Labor Department, the Department of Health, the Labor Tribunal, etc., has the implementation rights of the Employment Ordinance. The Labor Department is the main regulator of the Employment Ordinance.

Under the Employment Ordinance, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”), is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. The ECO is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the ECO in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Labor Department, the Department of Health and etc., has the implementation rights of the ECO. The Labor Department is the main regulator of the ECO.

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

C. Organizational Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Property, Plants and Equipment

See “Item 4. Information on the Company – B. Business Overview – Our Leases.”

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

Overview

We are a holding company incorporated on October 30, 2014, under the laws of the Cayman Islands, and conduct our business in Hong Kong through our wholly-owned subsidiaries, Regencell Bioscience Limited, a company incorporated in Hong Kong on May 12, 2015, Regencell Limited, a company incorporated in Hong Kong on November 20, 2014, and Regencell Bioscience North America Limited, a company incorporated in the British Virgin Islands on April 25, 2022, and a 60% joint venture, Regencell Bioscience Asia Limited, a company incorporated in Hong Kong on September 17, 2021. We are an early-stage bioscience company that focuses on research, development, and commercialization of TCM for the treatment of neurocognitive disorders and degeneration, specifically ADHD and ASD. Our goal is to save and improve the lives of ADHD, ASD and COVID patients, their families and caregivers and become a market leader for the best natural and holistic treatment globally.

Our TCM formulae candidates are derived from a TCM base formula and an adjustable formula developed by our TCM Practitioner based on his TCM brain theory, known as “Sik-Kee Au TCM Brain Theory®”, and has demonstrated reduced severity in patients’ ADHD and ASD conditions, as reflected in lower ATEC, GARS, VADRS and SNAP-IV-26 assessment scores, using the personalized TCM formula in our first research study. The activity and specificity of the TCM base formula have been optimized by the TCM Practitioner in his prior ADHD and ASD treatments. As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three Fixed Adjusted Formula for mild, moderate and severe ADHD and ASD conditions. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the TCM formula based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials.

We aim to launch three standardized liquid-based TCM formulae candidates for mild, moderate and severe ADHD and ASD patients in Hong Kong first and subsequently to other markets as we deem appropriate. We have been headquartered in Hong Kong since inception.

As COVID vaccination rates in the Asian region are low and COVID infections and death rates are rising rapidly, there is a pressing need for a COVID treatment that can be widely available and easily accessible. Since March 2020, Mr. Sik-Kee Au, Regencell’s strategic partner TCM practitioner, started to develop a TCM treatment formula targeting COVID patients. So far, 12 patients (suspected or confirmed COVID cases) have been treated, and their health records showed improvements after an average treatment period of 5 days.

On September 2, 2021, Regencell Bioscience Limited, a Hong Kong company and wholly-owned subsidiary of Regencell Bioscience Holdings Limited, entered into a joint venture agreement (the “JV Agreement”) with Honor Epic, a company incorporated in the British Virgin Islands, to form a joint venture, Regencell Bioscience Asia Limited (the “JV”), under the laws of Hong Kong (the “Joint Venture”). Regencell Bioscience Limited and Honor Epic plan to work together to make this treatment available in the ASEAN countries, India, Japan, Australia and New Zealand. The principal business of the JV shall be to trade, manufacture, market and distribute TCM formulae products, procure, enable, provide or support the treatment of COVID using TCM in the ASEAN countries, India, Japan, Australia and New Zealand.

The Initial Public Offering

On July 20, 2021, we completed our IPO of 2,300,000 Ordinary Shares, $0.00001 par value per share at an offering price of $9.50 per share, generating gross proceeds of approximately $21.85 million. On August 17, 2021, the underwriter of the IPO exercised its option to purchase 325,000 additional Over-allotment Shares at a price of $9.50 per share. The closing of the sale of the Over-allotment Shares took place on August 19, 2021. The net proceeds of the IPO, including proceeds from the sale of Over-allotment Shares, totaled approximately $22.67 million, after deducting underwriting discounts and other related expenses, of approximately of $2.26 million.

Public Offering Warrants

In connection with and upon closing of the IPO and over-allotment on July 20, 2021 and August 19, 2021, respectively, we issued warrants equal to 2.5% of the shares issued in the IPO, totaling 57,500 units and 8,125 units to the placement agents for the offering. The warrants carry a term of five years, and shall not be exercisable for a period of 180 days from the closing of the IPO and shall be exercisable at a price equal to $10.45 per share. All warrants were issued and exercised.

Recent Developments

Strategic Partnership Agreement with TCM Practitioner

In January 2018, Regencell Bioscience Limited entered into the Strategic Partnership Agreement with the TCM Practitioner, the father of our CEO and director. Pursuant to the Strategic Partnership Agreement we have with TCM Practitioner, we have exclusive rights and ownership of (1) all his TCM formulae and (2) the intellectual property rights of the TCM formulae, including research and development, trademark, copyright, patent and any other intellectual property rights in relation to the TCM formulae that the TCM Practitioner develops. Pursuant to the Strategic Partnership Agreement, the TCM Practitioner is responsible for research and development of TCM formulae, while, any inventions, TCM formulae, utilities, improvements, research, discoveries, designs, processes, methods of manufacture and products conceived or made by the TCM Practitioner in relation to TCM shall be the sole and exclusive property of us.

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

On November 10, 2020, Regencell Bioscience Limited entered into a Supplemental Agreement with the TCM Practitioner. Under the Supplemental Agreement, the TCM Practitioner shall provide his research by using his best endeavors on his TCM formulae and TCM inventions under our direction and supervision. We have authorized the TCM Practitioner, his agents, subcontractors, development team, and affiliates to use TCM formulae and TCM Inventions to conduct research. However, they shall not directly or indirectly publish, disseminate or otherwise disclose, deliver or make available to any third party any confidential information, without our prior written notice. The TCM Practitioner also shall not be directly or indirectly concerned with or engaged or interested in any other business which is in any respect in competition with or similar to the TCM business conducted by us for two years after the expiration or termination of the Supplemental Agreement.

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

Establishment of a Joint Venture to offer COVID Treatment

On September 2, 2021, Regencell Bioscience Limited entered into a joint venture agreement Honor Epic to form a joint venture under the laws of Hong Kong. Regencell Bioscience Limited and Honor Epic plan to work together to make this treatment available in the ASEAN countries, India, Japan, Australia and New Zealand. The principal business of the JV shall be to trade, manufacture, market and distribute TCM formulae products, procure, enable, provide or support the treatment of COVID using TCM in the ASEAN countries, India, Japan, Australia and New Zealand.

As COVID vaccination rates in the Asian region are low and COVID infections and deaths rates are rising rapidly, there is a pressing need for a COVID treatment that can be widely available and easily accessible. Since March 2020, Mr. Sik-Kee Au, Regencell’s strategic partner TCM practitioner, started to develop a Traditional Chinese Medicine treatment formula targeting COVID patients. So far, 12 patients (suspected or confirmed COVID cases) have been treated, and their health records showed improvements after an average treatment period of five days.

Regencell Bioscience Limited and Honor Epic plan to work together to make this treatment available in the ASEAN countries, India, Japan, Australia and New Zealand. Regencell will own 60% of the JV with customary drag-along option. The principal business of the JV shall be to trade, manufacture, market and distribute TCM formulae products, procure, enable, provide or support the treatment of COVID using TCM in the ASEAN countries, India, Japan, Australia and New Zealand.

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

Selling and Marketing Expenses

Expenses in marketing were mainly for digital marketing promotions and sponsorship with Non-Governmental Organizations (“NGOs”) and institutions that serves families with ADHD and ASD children, who voluntary sign up as qualified patients to be enrolled in our efficacy trial in the future. As we commercialize our TCM formulae products, we expect that we would incur increased selling and marketing expenses associated with hiring a sales and marketing team, engaging external sales and marketing professional services, and media coverage.

General and Administrative Expense

General and administrative expenses consist primarily of salaries, compensation, legal and accounting fees, as well as office rental, computer equipment and software and utilities.

We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities and increased costs of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a public company including expenses related to services associated with maintaining compliance with Nasdaq Stock Market listing rules and SEC requirements and investor relations costs.

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

Results of Operations

Results of Operations for the Years Ended June 30, 2022 and 2021

The following table sets forth our results of operations for the year ended June 30, 2022 compared to that of the year ended June 30, 2021:

	For the Year Ended	For the Year Ended
	June 30,	June 30,	Change	Change
	2022	2021	Amount	%
OPERATING EXPENSES:
Selling and marketing	$25,275	$1,576	$23,699	1504%
General and administrative	5,080,341	941,463	4,138,878	440%
Research and development	2,512,154	438,323	2,073,831	473%
Total operating expenses	7,617,770	1,381,362	6,236,408	451%

LOSS FROM OPERATIONS	(7,617,770)	(1,381,362)	(6,236,408)	(451)%

OTHER INCOME, NET	23,215	34,617	(11,402)	(33)%

LOSS BEFORE INCOME TAXES	(7,594,555)	(1,346,745)	(6,247,810)	(464)%

PROVISION FOR INCOME TAXES	-	-	-	-

NET LOSS	(7,594,555)	(1,346,745)	(6,247,810)	(464)%

COMPREHENSIVE LOSS	(7,594,555)	(1,346,745)	(6,247,810)	(464)%

Revenue

We have not generated any revenue from the sale of any products for the years ended June 30, 2022 and 2021, respectively.

Selling and Marketing

Selling and marketing expenses were $0.03 million and $0.002 million for the years ended June 30, 2022 and 2021, respectively. The expenses were primarily attributable to employee salaries and related benefits incurred by marketing efforts for qualified patients’ recruitment for our efficacy trial during those periods.

The increased expenses in selling and marketing expenses in the year ended June 30, 2022 compared with the year ended June 30, 2021 were mainly due to increase in the expenses through digital marketing promotions.

General and Administrative Expense

General and administrative expenses were $5.1 million and $0.9 million for the years ended June 30, 2022 and 2021, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, legal, professional fees and consulting services associated with the formation of our company, corporate matters and certain direct and indirect costs associated with services obtained by our company.

The increased general and administrative expenses in the year ended June 30, 2022 compared with the year ended June 30, 2021 were mainly attributable to (i) approximately $1.5 million in amortization of share-based payments for our general and administrative personnel, (ii) approximately $0.8 million increase in professional fees, such as legal services and public relations services as we became a public company listed on the Nasdaq Capital Market, (iii) approximately $0.8 million increase in salaries due to the increase in the number of staff and bonus payments, (iv) approximately $0.5 million increase in rental expenses due to the rental of new office and staff quarters, and (v) approximately $0.5 million increase in traveling, meetings and others mainly due to more business activities since our operation is expanding.

Research and Development Expense

Research and development expenses were $2.5 million and $0.4 million for the years ended June 30, 2022 and 2021, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, and other third-party services associated with efficacy trials.

The increased research and development expenses in the year ended June 30, 2022 compared with the year ended June 30, 2021 were mainly attributable to (i) approximately $1.2 million in amortization of share-based payments for our research and development personnel, (ii) approximately $0.2 million increase in salaries due to the increase in the number of staff and bonus payments, (iii) approximately $0.3 million increase in rental expenses due to the rental of office and staff quarters and (iv) approximately $0.3 million in expenses from TCM formulae and materials for product development.

Other Income, Net

Other income, net was $0.02 million and $0.03 million for the year ended June 30, 2022 and 2021. The other income was primarily attributable to the receipt of government grants in respect of COVID-19-related subsidies, the Employment Support Scheme provided by the Hong Kong Government under the Anti-Epidemic Fund. The decrease in other income was mainly because less subsidies were received during the year ended June 30, 2022 when compared to the year ended June 30, 2021.

Provision for Income Taxes

We did not have any provision for income taxes for the year ended June 30, 2022 and 2021.

Net Loss

As a result of the foregoing, we had net loss of $7.6 million and $1.3 million for the years ended June 30, 2022 and 2021, respectively.

Results of Operations for the Years Ended June 30, 2021 and 2020

The following table sets forth our results of operations for the year ended June 30, 2021 compared to that of the year ended June 30, 2020:

	For the Year Ended	For the Year Ended
	June 30,	June 30,	Change	Change
	2021	2020	Amount	%
OPERATING EXPENSES:
Selling and marketing	$1,576	$114,207	$(112,631)	(99)%
General and administrative	941,463	311,934	629,529	202%
Research and development	438,323	386,230	52,093	14%
Total operating expenses	1,381,362	812,371	568,991	70%

LOSS FROM OPERATIONS	(1,381,362)	(812,371)	(568,991)	(70)%

OTHER INCOME, NET	34,617	-	34,617	N/A

LOSS BEFORE INCOME TAXES	(1,346,745)	(812,371)	(534,374)	(66)%

PROVISION FOR INCOME TAXES	-	-	-	-

NET LOSS	(1,346,745)	(812,371)	(534,374)	(66)%

COMPREHENSIVE LOSS	(1,346,745)	(812,371)	(534,374)	(66)%

Revenue

We did not generate any revenue from the sale of any products for the years ended June 30, 2021 and 2020, respectively.

Selling and Marketing

Selling and marketing expenses were $0.002 million and $0.1 million for the years ended June 30, 2021 and 2020, respectively. The expenses were primarily attributable to employee salaries and related benefits incurred by marketing efforts for qualified patients’ recruitment for our efficacy trial during those periods.

The decreased expenses in marketing in the year ended June 30, 2021 compared with the year ended June 30, 2020 were mainly due to decrease in the sponsorship of seminars and events with NGOs and institutions.

General and Administrative Expense

General and administrative expenses were $0.9 million and $0.3 million for the years ended June 30, 2021 and 2020, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, legal, professional fees and consulting services associated with the formation of our company, corporate matters and certain direct and indirect costs associated with services obtained by our company.

The increased general and administrative expenses in the year ended June 30, 2021 compared with the year ended June 30, 2020 were mainly due to increase in employee salaries and related benefits, office rental, legal and professional expenses, and increased depreciation on the renovation cost of our new office space.

Research and Development Expense

Research and development expenses were $0.4 million and $0.4 million for the years ended June 30, 2021 and 2020, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, and other third-party services associated with research studies.

The increased research and development expenses in the year ended June 30, 2021 compared with the year ended June 30, 2020 were mainly due to increase in employee salaries and related benefits for more research studies and projects.

Other Income, Net

Other income, net was $0.03 million for the year ended June 30, 2021 was primarily attributable to the receipt of government grants in respect of COVID-19-related subsidies, the Employment Support Scheme provided by the Hong Kong Government under the Anti-Epidemic Fund. No such subsidy was received for the year ended June 30, 2020.

Provision for Income Taxes

We did not have any provision for income taxes for the year ended June 30, 2021 and 2020.

Net Loss

As a result of the foregoing, we had net loss of $1.3 million and $0.8 million for the years ended June 30, 2021 and 2020, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and our primary business operations are conducted through our subsidiaries. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains.

Hong Kong Profits Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2020/2021 and 2021/2022. As from year of assessment of 2020/2021 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on its foreign-derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

B.	Liquidity and Capital Resources

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), we have evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

We have incurred recurring negative cash flows since inception and have funded our operations primarily from shareholder loans and proceeds from IPO, including over-allotments in the IPO. Prior to the completion of IPO, we received funding in the form of shareholder loans to support our operating needs, which was provided by our CEO.

On November 10, 2020, we entered into a loan agreement with Mr. Yat-Gai Au, our founder, director and CEO, to evidence the existing loan and document our oral agreements of the terms and conditions of such existing loan when such loan was initially generated. The loan agreement also sets forth that Mr. Yat-Gai Au will continue to make loans to us for operations and research activities. The maturity date of such loans was June 30, 2021, subject to indefinite extension if agreed by the parties in writing.

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

On March 18, 2021, a supplemental loan agreement was entered by and between Regencell Bioscience Limited and Mr. Yat-Gai Au, pursuant to which Mr. Yat-Gai Au will convert his shareholder loans in the amount of $3.25 million for the receipt of a convertible promissory note (the “Note”) issued by us in the principal amount of $3,250,000. On March 18, 2021, we issued the Note to Mr. Yat-Gai Au in the principal amount of $3,250,000, automatically convertible into our Ordinary Shares, upon the completion of our IPO at the same price as the offering price per Ordinary Shares to be issued in the IPO. The Note does not carry any interest. The Note, if not automatically converted, will mature and become payable twelve months after the issuance date of the Note.

With the completion of its IPO and debt conversion, our ability to continue as a going concern was greatly improved. As of June 30, 2022, we had a total of $16.4 million in cash and short-term investment. Our cash and short-term investment consist primarily of cash on hand and certificate of deposits placed with banks, which are unrestricted as to withdrawal and use.

We believe that our current cash and short-term investments balance as of June 30, 2022 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders.

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

The following summarizes the key components of our cash flows for the years ended June 30, 2022, 2021 and 2020.

	For the Years Ended June 30,
	2022	2021	2020

Net cash used in operating activities	$(5,267,055)	$(767,311)	$(726,573)
Net cash used in investing activities	(10,780,876)	-	(117,837)
Net cash provided by financing activities	22,405,516	439,745	988,082
Net change in cash	$6,357,585	$(327,566)	$143,672
Cash, beginning of year	59,413	386,979	243,307
Cash, end of year	$6,416,998	$59,413	$386,979

Cash Flows

Operating Activities

Fiscal Years Ended June 30, 2022 and 2021

 For the years ended June 30, 2022 and 2021, net cash used in operating activities were $5.27 million and $0.77 million, respectively. Net cash used in operating activities was primarily attributable to new offices and staff quarters, the hiring of our executive staff, research and development, ramped up marketing efforts and general and administrative activities.

Fiscal Years Ended June 30, 2021 and 2020

For the years ended June 30, 2021 and 2020, net cash used in operating activities were $0.77 million and $0.73 million, respectively. Net cash used in operating activities was primarily attributable to a new office lease, the hiring of our executive staff, research and development, ramped up marketing efforts and general and administrative activities.

Investing Activities

Fiscal Years Ended June 30, 2022 and 2021

For the years ended June 30, 2022 and 2021, net cash used in investing activities were $10.8 million and nil, respectively. Net cash used in investing activities was primarily attributable to the renovation of our new office space and purchase of property and equipment. Moreover, we had placed $10 million in a short-term investment which increased the cash used in investing activities for the year ended June 30, 2022.

Fiscal Years Ended June 30, 2021 and 2020

For the years ended June 30, 2021 and 2020, net cash used in investing activities were nil and $0.12 million, respectively. Net cash used in investing activities was primarily attributable to the renovation of our new office space.

Financing Activities

Fiscal Years Ended June 30, 2022 and 2021

For the years ended June 30, 2022 and 2021, net cash from financing activities were $22.4 million and $0.44 million, respectively. Net cash from financing activities was primarily attributable to net proceeds from initial public offerings.

Fiscal Years Ended June 30, 2021 and 2020

For the years ended June 30, 2021 and 2020, net cash from financing activities were $0.44 million and $0.99 million, respectively. Net cash from financing activities was primarily attributable to shareholder loans.

Contractual Obligations

The following table summarizes our minimum lease payments under operating lease in future periods as of June 30, 2022:

Year Ended June 30, 2022
For the year ending June 30,
2023	$440,201
2024	353,698
2025	16,767
Total minimum lease payments	$810,666
Less: Amount representing interest	(39,411)

Present value of net minimum lease payments	$771,255

Capital Expenditures

For the years ended June 30, 2022, 2021 and 2020, we had capital expenditures of $0.78 million, nil and $0.12 million, respectively, in relation to our property and equipment. Subsequent to June 30, 2022 and as of the date of this Annual Report, we did not purchase any material equipment for operational use. We do not have any other material commitments to capital expenditures as of June 30, 2022.

Holding Company Structure

Regencell Bioscience Holdings Limited is a holding company incorporated on October 30, 2014 under the laws of the Cayman Islands and has no substantive operations other than holding all of the issued and outstanding shares of our subsidiaries, namely Regencell Bioscience Limited incorporated in Hong Kong, Regencell Limited incorporated in Hong Kong and Regencell Bioscience North America Limited incorporated in the British Virgin Islands. We conduct our operations primarily through our subsidiaries. As a result, our ability to pay dividends depends upon, among others, dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Off-Balance Sheet Arrangements

As of June 30, 2022, we did not have any off-balance sheet arrangements with unconsolidated entities or persons that had or were reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources; and we did not enter into any guarantees; retained or contingent interests in assets transferred; contractual arrangements that support the credit, liquidity or market risk for transferred assets; obligations that arise or could arise from variable interests held in an unconsolidated entity; or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

C.	Research and development, Patents and License, etc.

Research and development expenses consist of costs incurred by our company for the discovery and development of our product candidates.  Research and development costs include, but not limited to, payroll and personnel expenses including stock-based compensation, research studies supplies, fees for efficacy trial services, consulting costs, and allocated overhead, including rent, equipment, and utilities.

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report on Form 20-F, for the year ended June 30, 2022, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this Annual Report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

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

Fair Value Measurement

Accounting Standards Codification (ASC) 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

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

Recent Accounting Pronouncements

See “Note 2 – Summary of Significant Accounting Policies – Recently issued accounting pronouncements” in the accompanying notes to consolidated financial statements included elsewhere in this Annual Report.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position
Yat-Gai Au	50	Chairman, Director and Chief Executive Officer
Dr. Yi-Chung Chao	58	Director and Chief Medical Officer
James Wai Hong Chung	45	Chief Operating Officer and Chief Strategy Officer
Evana Yee Wah Hui (1)	50	Independent Director
Paul J. Niewiadomski (2)	52	Independent Director
Dr. Wing Yan (William) Lo (3)	61	Independent Director

(1)	Chair of the Compensation Committee.

(2)	Chair of the Nominating and Corporate Governance Committee.

(3)	Chair of the Audit Committee.

The following is a brief biography of each of our executive officers and directors:

Yat-Gai Au

Mr. Yat-Gai Au is our Chief Executive Officer and has been our director since 2014. He began his career in investment banking at Deutsche Bank and ING Barings and was one of the core team members that won Merger and Acquisitions deal of the year awards in Asia from 1998 to 1999 comprising over $4 billion worth of deals. He is a founding partner of one of California’s largest group of property investors. The property group partners with the leading pension and private equity funds with assets over $250 billion. He is an active investor in biotech and tech startup companies. He funds and participates in several charity events for thousands of underprivileged families and elderlies in Hong Kong and the U.S. During the COVID-19 outbreak, he has donated over 200,000 masks to hospitals, elderlies and needy families. In September 2018, Mr. Au set up Regencell Foundation Limited to further his charitable endeavors. Mr. Yat-Gai Au is the son of the TCM Practitioner, Mr. Sik-Kee Au. Mr. Au graduated from University of California, Berkeley with a Bachelor of Science degree from the Haas School of Business.

Dr. Yi-Chung Chao, Ph.D.

Dr. Yi-Chung Chao is our Chief Medical Officer and has served as our director since October 2020. He has joined us as Chief Medical Officer of Regencell Bioscience Limited since November 2019. He is a California board certified Chinese medicine doctor and acupuncturist, as well as a successful entrepreneur and a management leader in Silicon Valley. As the Chief Medical Officer of Regencell Bioscience Limited, he is responsible for including, but not limited to, managing research projects and preparing research reports; developing a methodology for data collection; collecting, recording data and presenting the findings. Dr. Chao’s journey in TCM started when his then 7-year-old son was diagnosed with ASD and subsequently received the TCM Practitioner’s treatment. Intrigued by the successful treatment using Chinese medicine, Dr. Chao started learning and eventually obtained a Master of Science in Traditional Chinese Medicine in Silicon Valley. After passing California board certified Chinese medicine and acupuncture exam in 2017, Dr. Chao has formally immersed himself in the research and development of the medical cases of our TCM Practitioner and continues to learn under his guidance at his clinical practice in Hong Kong. Prior to joining Regencell Bioscience Limited, Dr. Chao was a co-founder and Chief Technology Officer of Telenav, Inc. in Silicon Valley. Dr. Chao obtained his Bachelor’s degree in Mechanical Engineering at the National Taiwan University, a Master’s degree in Aerospace Engineering from University of Texas at Austin, and a Ph.D. in Aeronautics and Astronautics at Stanford University.

James Wai Hong Chung

Mr. James Wai Hong Chung has been our Chief Operating Officer since August 2021 and Chief Strategy Officer since October 2020. He has joined Regencell Bioscience Limited as senior vice president since July 2015. He brings 15 years of experience in various leading roles. Prior to joining Regencell, Mr. Chung managed the Asia equities and derivatives electronic trading platform at Investment Technology Group, where he gained extensive banking and finance experience. Prior to that, he worked at Sungard Financial Systems, providing front to back trading and risk management software solutions for banks. He also gained experiences in different roles from sales and accounting management, project management, technology and business analyst when he worked at a startup hedge fund IT consulting business. Mr. Chung started his career as a telecommunication engineer at Hutchison Global Crossing and eventually led a small team of engineers. Mr. Chung is a graduate of Quantitative Finance from the Management Science and Engineering Department at Stanford University and Telecommunications Technology from British Columbia Institute of Technology.

Evana Yee Wah Hui

Ms. Evana Yee Wah Hui has been our independent director and member of audit committee, compensation committee and nominating and corporate governance committee since July 2021. She has over 20 years of retail and brand management experience. Throughout her 18-year career at the Dairy Farm Company Limited, a leading pan-Asian retailer, she managed various segments of the business both at the regional and local level. She headed the regional category development team of the Health& Baby categories across the Greater China and Asian regions covering nine markets, implementing store layout/display, category development and management strategies. Furthermore, she was responsible for the sales and profitability of a diverse range of categories with experience in product creation and development, brand building, and customer loyalty. She also spearheaded the launch of both the GNC and Boots brands in Hong Kong. Prior to that, she spent three years developing and implementing market research at Nielsen, where her major clients included Unilever, Coca-Cola, HSBC, MSD, and L’Oreal. Ms. Hui participated in charitable endeavors, such as promoting mental health awareness in the community and holding workshops to promote self-awareness and reduce stigma in local high schools, co-organized by the HK Hospital Authority. She holds an MBA from University of Southern California and graduated with a Bachelor of Arts, Mathematics (Honors) from Mills College.

Paul J. Niewiadomski

Mr. Paul J. Niewiadomski has been our independent director and member of audit committee, compensation committee and nominating and corporate governance committee since July 2021. He is a partner in Lubin Olson& Niewiadomski LLP’s Business, Finance and Workouts Practice Groups. He represents clients in a broad range of business transactions. His practice encompasses acquisitions, dispositions, joint ventures, and financing. He has advised both publicly traded and private companies on business matters. Mr. Niewiadomski served on the boards of several non-profit, for profit and civic organizations and is a member of the Urban Land Institute (San Francisco) and NAIOP (San Francisco Bay Area). He has spoken at a wide range of seminars and conferences on business issues for Marcus & Millichap, California County Counsels’ Association, California Mortgage Association, and other organizations. Mr. Niewiadomski is recognized by Thomson Reuters as a Northern California “Super Lawyer” and was selected by his peers for the inclusion of the 2018, 2019 and 2020 Editions of The Best Lawyers in America. He is a Juris Doctor graduate from University of Michigan, Master of Laws from New York University and a Bachelor of Business Administration from Western Michigan University (Magna Cum Laude).

Dr. Wing Yan (William) Lo

Dr. Wing Yan (William) Lo has been our independent director and member of audit committee, compensation committee and nominating and corporate governance committee since December 2021. He has over three decades of biopharma, academic medicine, corporate governance, and strategic advisory experience. Dr. Lo graduated from Cambridge University with a Master of Philosophy Degree in Pharmacology and a Ph.D. Degree in Molecular Neuroscience. Dr. Lo started his career in McKinsey & Company Inc. as a management consultant and held senior positions in China Unicom, Hongkong Telecom, Citibank HK, I.T Limited, South China Media Group and Kidsland International Holdings Limited in the past. Dr. Lo currently serves as an independent non-executive director of a number of public companies listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE”); Dr. Lo is an independent non-executive director of Television Broadcasts Ltd (HKSE stock code: 511), OCI International Holdings Limited (HKSE stock code: 329), CSI Properties Limited (HKSE stock code: 497), Jingrui Holdings Limited (HKSE stock code: 1862), and Oshidori International Holdings Limited (HKSE stock code: 622). Dr. Lo was also an independent non-executive director of Nam Tai Property Inc. (NYSE stock code: BTP) which is listed on the New York Stock Exchange (“NYSE”). Dr. Lo was appointed a Justice of Peace (JP) of the Government of the Hong Kong Special Administrative Region and is the founding governor of the Charles K. Kao Foundation for Alzheimer’s Disease and the ISF Academy as well as the present chairman of Junior Achievement HK.

Principal Financial Officer

In April 2022, Mr. Tien Hsiang Chau, resigned his position as our chief financial officer for family reasons. His resignation was not a result of any disagreements with us or any of our subsidiaries and affiliates on any matter related to the operations, policies, or practices of our company or any of our subsidiaries and affiliates. Mr. Chau will remain with us in an advisory role for a period of 24 months to assist with an orderly transition. We have initiated a search for Mr. Chau’s successor. The responsibilities of the chief financial officer are being assumed by Ms. Michelle Chan in her current role as our financial controller until a new chief financial officer is appointed.

Family Relationships

None of our directors or executive officers have a family relationship between any of the persons named above.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

B. Compensation

Executive Compensation

For the year ended June 30, 2022, we paid an aggregate of $0.92 million in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amounts to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in Hong Kong are required by law to make contributions equal to certain percentages of each qualifying employee’s salary to the Mandatory Provident Fund Scheme.

During the year ended June 30, 2022 and 2021, we did not pay any salary and bonus to Mr. Yat-Gai Au, our CEO, for services rendered to us. Pursuant to the employment agreement, as amended and restated, we entered into with Mr. Yat-Gai Au, Mr. Au shall receive an annual base salary of $1, and such compensation is subject to annual review and adjustment by our board of directors. The CEO cannot draw his compensation more than $1 until we reach a market capitalization of $1 billion.

On June 9, 2021, each of Evana Yee Wah Hui and Paul J. Niewiadomski, and our former independent director accepted a letter agreement to act as our independent director and was awarded share options under the 2021 Share Option Plan (as defined below) to purchase 15,585 Ordinary Shares. The share options will become effective upon the effectiveness of the registration statement for our IPO when the nominee’s directorship becomes effective. These options will be exercisable at $9.50 per share, of which 25% vest on each anniversary over four years following the closing of our IPO and is valid for 10 years once vested.

On January 1, 2022, Dr. Lo accepted a letter agreement to act as our independent director and was awarded share options under the 2021 Share Option Plan to purchase 15,585 Ordinary Shares. These options will be exercisable at $31.85 per share, of which 25% vest on each anniversary over four years following the closing of our IPO and is valid for 10 years once vested.

2021 Share Option Plan

We adopted a 2021 Share Option Plan (the “2021 Share Option Plan” or the “Plan”) on May 31, 2021. The Plan is a share-based compensation plan that provides for discretionary grants of share options to our key employees, directors and consultants. The purpose of the Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve our objectives. No grants have been made under the plan as of the date hereof. The following is a summary of the Plan and is qualified by the full text of the Plan.

Administration. The Plan will be administered by our CEO and Chairman of our board of directors.

Number of Ordinary Shares. The number of Ordinary Shares that may be issued under the Plan is the maximum aggregate number of Ordinary Shares reserved and available pursuant to this Plan shall be the aggregate of (i) 1,235,076 Ordinary Shares, and (ii) on each January 1, starting with January 1, 2022, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Ordinary Shares as may be determined by our board of directors. If there is a forfeiture or termination without the delivery of Ordinary Shares or of other consideration of any option made under the Plan, the Ordinary Shares underlying such option, or the number of Ordinary Shares otherwise counted against the aggregate number of Ordinary Shares available under the Plan with respect to the option, to the extent of any such forfeiture or termination, shall again be, or shall become, available for granting options under the Plan. The number of Ordinary Shares issuable under the Plan is subject to adjustment, in the event of any reorganization, recapitalization, share split, share distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. As of the date of this Annual Report, a total of 1,250,661 Ordinary Shares were authorized for issuance under the Plan, options to purchase 1,250,661 Ordinary Shares have been granted, excluding, if any, awards that were forfeited or canceled after the relevant grant dates and awards that have been vested, and options to purchase 975,334 Ordinary Shares are outstanding.

Eligibility. All persons as the CEO and Chairman of our board of directors may select from among the employees, directors, and consultants of our company. The grant of options shall be approved by our board of directors.

Share Options. Our board of directors shall determine the provisions, terms, and conditions of each option including, but not limited to, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, shares, cashless settlement, or other consideration) upon settlement of the option, payment contingencies and the exercise price; each option will last for the term stated in the option agreement, provided, however that in the case of an option that is to qualify as an Incentive Share Option as such term is defined in Section 422 of the Code (as defined in the Plan), the term shall not exceed ten (10) years. It is intended that share options qualify as “performance-based compensation” under Section 162(m) of the Code and thus be fully deductible by us for federal income tax purposes, to the extent permitted by law.

Payment for Share Options and Withholding Taxes. Our board of directors may make one or more of the following methods available for payment of an option, including the exercise price of a share option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) cheque; (iii) with respect to options, payment through a broker-dealer sale and remittance procedure pursuant to which the optionee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Ordinary Shares and remit to us sufficient funds to cover the aggregate exercise price payable for the purchased Ordinary Shares and (B) shall provide written directives to us to deliver the certificates for the purchased Ordinary Shares directly to such brokerage firm in order to complete the sale transaction; (iv) cashless election; or (v) any combination of the foregoing methods of payment.

Upon exercise of an option, we shall have the right, but not the obligation (except as required by applicable law), to withhold or collect from optionee an amount sufficient to satisfy such tax obligations. The optionee will be solely responsible for his/her own tax obligations.

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. Our board of directors may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of our shareholders to the extent such approval is required by applicable laws, or if such amendment would adversely affect the right of any participant under any agreement in any material way without the written consent of the participant. No option may be granted during any suspension of the Plan or after termination of the Plan. No suspension or termination of the Plan shall adversely affect any rights under options already granted to an optionee. The Plan becomes effective upon the completion of our IPO on July 20, 2021. It shall continue in effect for a term of ten (10) years unless sooner terminated or unless renewed for another period not to exceed ten (10) years pursuant to shareholder approval.

On June 9, 2021, our board of directors granted 1,235,076 options to certain officers, directors and employees of our company under the 2021 Share Option Plan; provided that the grants of 46,755 options to the independent director nominees at that time will only become effective upon the effectiveness of the registration statement for our IPO when the nominee’s directorship becomes effective. These options will be exercisable at $9.50 per share, of which 25% vest on each anniversary over four years following the closing of our IPO and is valid for 10 years once vested.

On January 1, 2022, our board of directors granted 15,585 options to a director of our company, under the 2021 Share Option Plan. These options will be exercisable at $31.85 per share, of which 25% vest on each anniversary over four years following the closing of our IPO and is valid for 10 years once vested.

The following table summarizes, as of the date of this Annual Report, the number of Ordinary Shares underlying outstanding options granted to our directors and executive officers and to other individuals as a group under the 2021 Share Option Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Outstanding Options Granted	Exercise Price ($ per Ordinary Share)	Date of Grant	Date of Expiration
Executive officers as a group	636,369	$9.50	June 2021	Various dates from July 2032 to July 2035
Directors as a group	46,755	From $9.50 to $31.85	Various dates from June 2021 to January 2022	Various dates from July 2032 to January 2036
Other employees as a group	292,210	$9.50	June 2021	Various dates from July 2032 to July 2035

In May 2022, all directors and employees who were previously granted stock options upon our IPO agreed to a further lock-up undertaking for a period of six months after their stock options become vested; as their stock options are set to vest on July 16, 2022, their shares will remain locked up until January 16, 2023.

Employment Agreements

We have entered into written employment agreements with each of our executive officers. Each of our executive officers is employed for a fixed term subject to automatic renewal or a continuous term unless either we or the executive officer gives prior notice to terminate such employment. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information, and has agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. In addition, each executive officer has agreed to assign to us all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works and trade secrets.

C. Board Practices

Terms of Directors and Executive Officers

Our board of directors currently consists of five directors. Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until the expiration of his or her term, as may be provided in a written agreement with our company, and his or her successor has been elected and qualified, until his or her resignation, until his or her office is otherwise vacated in accordance with our articles of association, or until such time as they are removed from office by ordinary resolution of the shareholders. If the director was appointed by our board of directors, such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigned his or her office by notice in writing to our company; or (iv) without special leave of absence from our board of directors, is absent from three consecutive board meetings and our directors resolve that his office be vacated. There is no mandatory retirement age for directors. None of our directors has a service contract with us that provides for benefits upon termination of service, or an appropriate negative statement.

Our officers are elected by and serve at the discretion of our board of directors.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (2020 Revision) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Our Amended and Restated Memorandum and Articles of Association ( “Amended Articles”) provide that a director must disclose the nature and extent of any material interests in any contract or arrangement, provided that the required notice has been given and subject to any separate requirement for Audit Committee approval under applicable law or the Nasdaq Stock Market listing rules, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. However, even if a director discloses his interest and is therefore permitted to vote, he must still comply with his duty to act bona fide in the best interest of our company.

Our directors also owe to us a duty to exercise the powers for the purpose for which they were given and the duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

Interested Transactions

Subject to our memorandum and articles of association, as amended from time to time, our director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to our board of directors or otherwise contained in the minutes of a meeting or a written resolution of the board of directors or any committee of the board of directors that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. Any such transaction that would reasonably be likely to affect a director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7.B of Form 20-F promulgated by the SEC, shall require the approval of the Audit Committee.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time and in accordance with the recommendations of the compensation committee of our board of directors and our corporate governance documents. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of our company to borrow money and to mortgage or charge our undertakings, property and assets both present and future an uncalled capital or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any of our debts, liabilities or obligations or any of our subsidiary undertaking or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting by ordinary resolution of our shareholders. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We have adopted a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee

Evana Yee Wah Hui, Paul J. Niewiadomski and Dr. Wing Yan (William) Lo are the members of our Audit Committee, with Dr. Wing Yan (William) Lo serving as the chairperson. All members of our Audit Committee satisfy the independence requirements of Rule 5605(c)(2) of the Nasdaq Stock Market listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act.

We have adopted Audit Committee Charter on December 3, 2020 and the Audit Committee Charter became effective on July 15, 2021. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:

●	evaluates the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approves the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitors the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviews the financial statements to be included in our annual reports on Form 20-F and quarterly reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversees all aspects our systems of internal accounting control and corporate governance functions on behalf of our board of directors;

●	reviews and approves in advance any proposed related-party transactions and report to the full board of directors on any approved transactions; and

●	provides oversight assistance in connection with legal, ethical and risk management compliance programs established by our management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Our board of directors has determined that Dr. Wing Yan (William) Lo possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Evana Yee Wah Hui, Paul J. Niewiadomski and Dr. Wing Yan (William) Lo are the members of our Compensation Committee with Evana Yee Wah Hui serving as the chairperson. All members of our Compensation Committee satisfy the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market listing rules. We have adopted Compensation Committee Charter on December 3, 2020 and the Compensation Committee Charter became effective on July 15, 2021. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to our board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices, among other things.

Nominating and Corporate Governance Committee

Evana Yee Wah Hui, Paul J. Niewiadomski and Dr. Wing Yan (William) Lo are the members of our Nominating and Corporate Governance Committee with Paul J. Niewiadomski serving as the chairperson. All members of our Nominating and Corporate Governance Committee satisfy the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market listing rules. We have adopted Nominating and Corporate Governance on December 3, 2020 and the Nominating and Corporate Governance Committee Charter became effective on July 15, 2021. In accordance with the Nominating and Corporate Governance Committee’s Charter, the Nominating and Corporate Governance Committee shall be responsible for identifying and proposing new potential director nominees to our board of directors for consideration and review our corporate governance policies, among other things.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and employees.  A copy of our code of business conduct and ethics is available on our website at https://www.regencellbioscience.com.

Director Independence

Our board of directors has reviewed the independence of our directors, applying the independence standards under the Nasdaq Stock Market listing rules. Based on this review, our board of directors determined that each of Evana Yee Wah Hui, Paul J. Niewiadomski and Dr. Wing Yan (William) Lo is “independent” within the meaning of the Nasdaq Stock Market listing rules. In making this determination, our board of directors considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence. As required under applicable Nasdaq Stock Market listing rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Diversity

The following board diversity matrix sets forth the information concerning the gender and demographic background of our board of directors, as self-identified by its members, in accordance with Nasdaq Stock Market listing rules.

Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D. Employees

As of June 30, 2022, 2021 and 2020, we had a total of 13, 7 and 6 full-time employees in Hong Kong. As of June 30, 2022, 5 of our full-time employees in Hong Kong were in research and development, 1 was in sales and marketing and 7 were in general administration.

We generally enter into standard confidentiality and employment agreements with our management and other employees. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for certain years after the termination of his or her employment.

As required by law, our subsidiaries in Hong Kong make contributions equal to certain percentages of each qualifying employee’s salary to the Mandatory Provident Fund Scheme.

We believe that we maintain a good working relationship with our employees. We have not experienced any material labor disputes or work stoppages as of the date of this annual report. None of our employees are represented by labor unions or labor organizations or covered by a collective bargaining agreement.

E. Share Ownership

See Item 7 below.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of this Annual Report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares; and

●	Each of our director and executive officers.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of the date of this Annual Report, including through the exercise of any options, warrants or other rights or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Ordinary Shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer. Percentages of beneficial ownership are calculated based on 13,012,866 Ordinary Shares outstanding as of the date of this Annual Report. Unless otherwise indicated in the footnotes, the address for each beneficial owner is in the care of our company at 11/F First Commercial Building, 33-35 Leighton Road, Causeway Bay, Hong Kong.

	Ordinary Shares Beneficially Owned			Percentage of Votes Held
	Number	Percent		Percent
Directors and Executive Officers:
Yat-Gai Au (1)	10,555,286	81.1	%(1)	81.1%
Dr. Yi-Chung Chao	-	-		-
James Wai Hong Chung	-	-		-
Evana Yee Wah Hui	-	-		-
Paul J. Niewiadomski	-	-		-
Dr. Wing Yan (William) Lo	-	-		-
All directors and executive officers as a group	10,555,286	81.1	%(1)	81.1%
Principal Shareholders:
Yat-Gai Au (1)	10,555,286	81.1%		81.1%
Digital Mobile Ventures, Ltd.(2)	988,902	7.6%		7.6%

(1)	Represents Ordinary Shares held by Regencell (BVI) Limited, a British Virgin Islands company wholly-owned by Mr. Yat-Gai Au, our founder, director and CEO. Mr. Yat-Gai Au is deemed to be the beneficial owners of these securities.

(2)	Represents Ordinary Shares held by Digital Mobile Ventures Ltd., a British Virgin Islands company, in which Samuel Chen and Fiona Chang are the directors and the stockholders according to the Schedule 13G filed by Digital Mobile Ventures Ltd. on December 15, 2021. The business address of Digital Mobile Ventures Ltd. is c/o Rayson Technology Co. Ltd., 5F, No. 550, Ruei Guang Road, Taipei, Taiwan.

As of the date of this Annual Report, 2,670,761 of our Ordinary Shares were held by a record holder in the United States, which is Cede & Co, representing 20.5% of our total outstanding Ordinary Shares. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5% of our Ordinary Shares.

To our knowledge, our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. We are not aware of any arrangements, known to us, the operation of which may at a subsequent date result in a change in control of our company. Our major shareholders do not have any special voting rights.

For certain information concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our 2021 Share Option Plan, see “Item 6. Directors, Senior Management and Employees – Compensation – 2021 Share Option Plan.” Other than under the 2021 Share Incentive Plan, there are no arrangements for involving the employees in the capital of our company, including any arrangement that involves the issue or grant of options or shares or securities of our company.

B. Related Party Transactions

The following is a description of transactions since beginning of our preceding three financial years up to the date hereof, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last three completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Rental Agreement with Ace United International Limited

On December 23, 2020, we entered into an office rental agreement with Ace United International Limited, which is a company wholly owned by our Founder and CEO. The monthly rental is $4,103 and the terms of the agreement from the 1st of January to the 31st of December each year are renewed on an annual basis. The rental payment is expensed as incurred. During the year ended June 30, 2022, 2021 and 2020, the rental expenses were $24,615, $49,230 and $49,230, respectively. The balance due to Ace United International Limited was nil, $49,231 and nil as of June 30, 2022, 2021 and 2020, respectively.

Other Payables with Our Executive Management

As of June 30, 2022 and 2021, other payables - related parties represented reimbursement from a related party and our executive management, Mr. Chung, Mr. Au and Mr. Lee, for out-of-pocket expenses incurred for business purposes. The balance due to Mr. Chung, Mr. Au and Mr. Lee was nil, $2,994 and $2,094, respectively, as of June 30, 2022 and $28,806, $4,775 and nil, respectively, as of June 30, 2021.

During the years ended June 30, 2022 and 2021, the expenses paid for TCM formulae and materials for product development to Regeneration Company Limited, a related company, were $0.3 million and nil, respectively. The balance due to Regeneration Company Limited was $10,561 and nil, respectively, as of June 30, 2022 and 2021.

Loan Agreement between Regencell Bioscience Limited and Mr. Yat-Gai Au

As of June 30, 2022 and 2021, we had outstanding shareholder loans amounting to approximately nil and $0.43 million, respectively, from Mr. Yat-Gai Au, our founder, director and CEO. The amounts borrowed are non-interest bearing and due on-demand. On November 10, 2020, Regencell Bioscience Limited entered into a loan agreement with Mr. Yat-Gai Au to evidence the existing loan and document their oral agreements of the terms and conditions of such existing loan when such loan was initially generated (the “Loan Agreement”). The Loan Agreement also sets forth that Mr. Yat-Gai Au will continue to make a loan to us for daily operation and research activities. The use of loan shall be agreed and determined by both parties before granting the loan. All loans shall bear 0% interest per annum. The maturity date of such loans is June 30, 2021, subject to an indefinite extension if agreed by the parties in writing.

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

On March 18, 2021, a supplemental loan agreement was entered by and between Regencell Bioscience Limited and Mr. Yat-Gai Au, pursuant to which Mr. Yat-Gai Au will convert the amount of his $3.25 million of the outstanding shareholder loans upon the receipt of a convertible promissory note (the “Note”) issued by us in the principal amount of $3,250,000. On July 20, 2021, the Note was automatically converted to 342,105 Ordinary Shares at a price of $9.50 per share.   The remaining balance of $431,969 was settled with IPO proceeds in August 2021.

As of June 30, 2022, and 2021, we had outstanding shareholder loans amounting to approximately nil and $0.43 million, respectively, from the Founder and CEO. The amounts borrowed are non-interest bearing and due on-demand.

2021 Share Option Plan

See “Item 6. Directors, Senior Management and Employees – B. Compensation – 2021 Share Option Plan.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees – B. Compensation - Employment Agreements”

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

The Strategic Partnership Agreement does not have a termination date and will remain effective indefinitely under Hong Kong law. The Strategic Partnership Agreement can be amended or terminated by the mutual written agreement of the parties without breach. Pursuant to the Strategic Partnership Agreement, in exchange for the rights, we are required to donate three percent (3.0%) of net revenue as shown in the audited financial accounts that we generate in association with the use and/or commercialization of the TCM formulae to any of charitable institutions and/or trusts of a public character anywhere in the world at the sole and absolute choice of the TCM Practitioner and in such proportion at the sole and absolute discretion of the TCM practitioner on a yearly basis. We also undertake to pay for all reasonable costs and expenses incurred by the TCM Practitioner in conducting research, testing, attending meetings/seminars, compiling records, or performing any similar acts in relation to the development of the TCM formulae.

Supplemental Agreement with TCM Practitioner

In November 2020, we entered into a Supplemental Agreement with the TCM Practitioner. Under the Supplemental Agreement, the TCM Practitioner shall provide his research by using his best endeavors on his TCM formulae and TCM inventions under our direction and supervision. We shall pay the TCM Practitioner for his expenses on his TCM research within 30 days upon the receipt of invoice. We have authorized the TCM Practitioner, his agents, subcontractors, development team, and affiliates to use TCM formulae and TCM inventions to conduct research. However, the authorized parties, including TCM Practitioner, shall not directly or indirectly publish, disseminate or otherwise disclose, deliver or make available to any third party any confidential information, without our prior written consent and notice. The confidential information includes all information, know-how, and records in any way connected with our company and our research, including all TCM inventions, TCM formulae, and intellectual property rights, data, operations and testing procedures, and all patients and supplier information, etc. The confidentiality obligations shall survive notwithstanding the termination of the Supplemental Agreement for ten (10) years thereafter. The TCM Practitioner also shall not to be directly or indirectly concerned with or engaged or interested in any other business which is in any respect in competition with or similar to the TCM business conducted by our company for two (2) years after the expiration or termination of the Supplemental Agreement.

The Supplemental Agreement shall remain effective until the Strategic Partnership Agreement is expired or terminated. We may terminate this Supplemental Agreement for any reason in our sole discretion and without any indemnity or damages being due to TCM Practitioner with thirty (30) days prior written notice. The TCM Practitioner may terminate this Supplemental Agreement in the event that we fail to meet our payment obligations under Supplemental Agreement which is not cured within thirty (30) days of the notification of such by us.

Policies and Procedures for Related Party Transactions

Our board of directors has established an audit committee which is responsible for reviewing and approving all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this Annual Report.

Legal Proceedings

From time to time, we may be subject to legal or administrative proceedings, investigations and claims arising in the ordinary course of our business. We are not currently a party to any legal proceeding, investigation or claim, or any pending legal proceeding, investigation or claim, which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations, nor are we aware of any such proceedings, investigation or claim threatened against us or our subsidiaries.

Dividend Policy

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend on its shares out of either distributable profits or amounts standing to the credit of the share premium amount account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on additional debt or equity financing by the holding company and/or receipt of funds from our subsidiaries, Regencell Bioscience Limited and Regencell Limited, which are incorporated in Hong Kong. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our Ordinary Shares are currently listed on Nasdaq Capital Market under the symbol “RGC.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are currently listed on Nasdaq Capital Market under the symbol “RGC”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our IPO prospectus included in our registration statement on Form F-1 (File No. 333-254571), which section is incorporated herein by reference. A copy of our Amended and Restated Memorandum and Articles of Association adopted on May 31, 2021 was filed as Exhibit 3.2 to Amendment No. 2 to our registration statement on Form F-1 (File No. 333-254571), which was filed with the SEC on June 11, 2021, and is hereby incorporated by reference into this Annual Report.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this Annual Report.

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

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisors regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of our Ordinary Shares.

●	Revenue gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of our Ordinary Shares, where the purchases and sales of our Ordinary Shares are effected outside of Hong Kong such as, for example, on the Nasdaq, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on our Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of our Ordinary Shares.

Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences to U.S. Holders (defined below) of the ownership and disposition of our Ordinary Shares. For purposes of this summary, a “U.S. Holder” means a beneficial owner of our Ordinary Shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder based on such U.S. Holder’s individual circumstances. In particular, this discussion considers only U.S. Holders that own our shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion also does not address the potential application of the alternative minimum tax, the Medicare tax on net investment income, or the U.S. federal income tax consequences to U.S. Holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	brokers, dealers or traders in securities, commodities or currencies;

●	persons who have elected mark-to-market accounting;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more, by voting power or value, of our outstanding shares;

●	persons that acquired our shares pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

●	persons that will hold the Ordinary Shares in connection with a trade or business outside the United States;

●	persons that hold our shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

●	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our Ordinary Shares through such entities or arrangements. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our Ordinary Shares and any consideration received (or deemed received) by a U.S. Holder in connection with the sale or other disposition of such shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the U.S. Internal Revenue Service (or “IRS”), or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with one or more aspects of the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR ORDINARY SHARES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR ORDINARY SHARES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Tax Consequences to U.S. Holders of Ordinary Shares

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will generally be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States (including the NASDAQ Capital Markets), or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, it is expected that clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend considered for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules governing the U.S. foreign tax credit are complex, and you should consult your tax advisors to determine whether and to what extent a credit would be available in your particular circumstances, including the effects of any applicable income tax treaty. A U.S. Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year may instead claim an itemized deduction for all foreign taxes paid or accrued in that taxable year.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your adjusted tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Backup Withholding Tax and Information Reporting Requirements

Dividends on and the proceeds of a sale or other taxable disposition of Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Additional Reporting Requirements

Individuals (and certain entities) that own “specified foreign financial assets” with an aggregate value in excess of certain thresholds on the last day of the taxable year (or with an aggregate value in excess of certain thresholds at any time during the taxable year) are generally required to file an information report on IRS Form 8938 with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by certain financial institutions: (1) stocks and securities issued by non-U.S. persons, (2) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (3) interests in foreign entities. The Ordinary Shares may be subject to these rules. U.S. Holders are urged to consult their tax advisors regarding the application of these rules to their ownership of the Ordinary Shares.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look- through rules, either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For purposes of the above calculations, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the equity. Passive income generally includes dividends, interest, certain rents or royalties, foreign currency or other investment gains and certain other categories of income. We must make a separate determination each year as to whether we are a PFIC.

Based on the value of our assets for our taxable year ending June 30, 2022, including the value of our goodwill, and the composition of our income and assets in such taxable year, while there can be no assurances, we believe we were not a PFIC for our taxable year ending June 30, 2022. However, the application of the PFIC rules is subject to uncertainty in several respects. The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we may be or may become a PFIC, depends on the interpretation of certain United States Treasury regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years. In particular, especially until we become revenue-generating, our PFIC status may depend, in part, on the receipt and treatment of other sources of income (including government grants) in excess of passive income from interest-bearing accounts or other investments.

Furthermore, for purposes of the asset test described above, goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income, and the value of our assets, including goodwill, generally will be calculated using the market price of our Ordinary Shares, which may fluctuate considerably, especially in times of high market volatility. Accordingly, fluctuations in the market price of our Ordinary Shares may affect our PFIC status for any taxable year. In addition, cash is generally characterized as a passive asset for these purposes, so the composition of our income and assets will be affected by how, and how quickly, we spend the cash that we hold. Accordingly, we cannot assure you that we were not a PFIC for our taxable year ending June 30, 2022 or that we will not be a PFIC for our current taxable year or any future taxable year. Accordingly, we cannot assure you that we were not a PFIC for our taxable year ending June 30, 2022 or that we will not be a PFIC for our current taxable year or any future taxable year. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raised in our IPO) that may not be within our control. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raised in our IPO) that may not be within our control.

We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control.

If we are a PFIC for any year during which you hold Ordinary Shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will generally be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions as discussed above under “— Taxation of Distributions Paid on Ordinary Shares” would generally apply, except that the lower applicable capital gains rate for qualified dividend income discussed therein generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would generally be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may, at taxpayer’s discretion, make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such U.S. Holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file IRS Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the Ordinary Shares you own bears to the value of all of our Ordinary Shares, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs that you would be deemed to own. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. You should consult your tax advisors regarding the availability and desirability of a mark-to-market election as well as the impact of such election on interests in any lower-tier PFICs.

If we are considered a PFIC, a U.S. Holder will also be subject to information reporting requirements on an annual basis. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (File Number 333-254571), as amended, and a prospectus under the Securities Act with respect to our Ordinary Shares. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. We have filed this Annual Report on Form 20-F, including exhibits, and furnished other current reports, with the SEC. As allowed by the SEC, in Item 19 of this Annual Report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report.

You may read and copy this Annual Report, including the exhibits incorporated by reference in this Annual Report, and our reports and other information, when so filed, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can request copies of this Annual Report, including the exhibits incorporated by reference in this Annual Report, and our reports and other information, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that are filed electronically with the SEC. Our annual reports and some of the other information filed by us with the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiary Information

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For purposes of this Item 11, reference to the “Group” means Regencell Bioscience Holdings Limited and all of its subsidiaries.

Foreign Exchange Risk

Currency risk is the risk that the value of financial assets or liabilities will fluctuate due to changes in foreign exchange rates.

As of June 30, 2022, 2021 and 2020, the Group has no significant foreign currency risk because most of the transactions are denominated in Hong Kong dollar or the United States dollar. Since Hong Kong dollar is pegged to the United States dollar, the Group’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

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

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial assets and liabilities. Liquidity risk may result from an inability to sell a financial asset quickly at an amount close to its fair value. The Company’s strategy is to minimize its exposure to liquidity risk by monitoring its liquid capital from time to time. In managing its liquidity risk, the Company monitors and maintains a level of cash and bank balances deemed adequate by management to finance the Company’s operations.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments.

The Group’s cash held with the banks are exposed to interest rate risk. However, our management considers the risk to be minimal as they are short-term with terms less than one month.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File Number: 333-254571) which was declared effective by the SEC on July 15, 2021 and was in relation to our IPO of 2,300,000 Ordinary Shares, and 325,000 Ordinary Shares sold in the over-allotment in the IPO, at the offering price of $9.50 per Ordinary Share. Our IPO closed in July 2021. Maxim Group LLC is the representative of the underwriter and sole book-running manager for our IPO. Gross proceeds from our IPO, including proceeds from the exercise of the over-allotment option, totaled approximately $24.93 million, before deducting underwriting discounts and other related expenses. We have also agreed to issue to the representative of the underwriter for our IPO warrants to purchase 65,625 Ordinary Shares of our company.

From the effective date of the registration statement on Form F-1 to June 30, 2022, the ending date of the reporting period of this Annual Report, our expenses incurred and paid to others in connection with the issuance and distribution of our Ordinary Shares in our IPO totaled $2.26 million, which included $1.83 million for underwriting discounts and commissions and $0.43 million for other expenses. None of the transaction expenses included any direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

We received net proceeds of approximately $22.67 million from our IPO, including the exercise of over-allotment option, after deducting these total expenses.

From the effective date of the registration statement on Form F-1 to June 30, 2022, the ending date of the reporting period of this Annual Report, we used approximately $2.0 million for staff salaries; approximately $2.0 million for general and administrative expenses, marketing, research and development and potential expansion of new businesses, approximately $1.7 million for facilities rental, renovations and equipment; approximately $0.3 million for second research study; approximately $0.02 million for product and intellectual properties registration; approximately $1.4 million for working capital and other general corporate purposes; and approximate $0.4 million to repay our shareholder loan with Mr. Yat-Gai Au. Other than as disclosed above, none of the net proceeds from our IPO were paid, directly or indirectly, to any of our directors, officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of June 30, 2022, $16.4 million of the net proceeds from our IPO remained unused. We have placed the remaining net proceeds from our IPO in our savings account and short-term investment. We still intend to continue to use the net proceeds from our IPO as disclosed in our registration statements on Form F-1.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that our disclosure controls and procedures were not effective as of June 30, 2022 because of the material weaknesses in our internal control over financial reporting identified, as described in “—Management’s Annual Report on Internal Control over Financial Reporting” below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2022 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management has concluded that our internal control over financial reporting was ineffective as of June 30, 2022, due to the material weaknesses in our internal control over financial reporting identified.

In connection with the preparation and audit of our consolidated financial statements as of and for the year ended June 30, 2022, our management identified the following three material weaknesses in our internal control over financial reporting: (1) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; and (3) our lack of segregation of duties for certain key functions due to limited staff and resources.

As defined under standards established by PCAOB, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As a result, we have already taken some steps and have continued to implement measures to remediate the material weaknesses identified, including but not limited to (i) continuing to recruit experienced personnel with relevant past experience working on U.S. GAAP and SEC reporting, (ii) improving the monitoring of and oversight controls for non-recurring transactions to ensure the accuracy and completeness of financial reporting and (iii) engaging external experts to assist with should there be non-recurring and complex transactions and continuing to implement measures to remediate our internal control deficiencies.

We are fully committed to continue to implement measures to remediate our material weaknesses, significant deficiencies and other control deficiencies in our internal control over financial reporting. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information—D. Risk Factors—General Company Related Risks —We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

Attestation Report of the Registered Public Accounting Firm

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of June 30, 2022, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting. This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. Wing Yan (William) Lo, an independent director and the chairman of our Audit Committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market listing rules. Dr. Wing Yan (William) Lo satisfies the independence requirements of Rule 5605(c)(2) of the Nasdaq Stock Market listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and employees.  A copy of our code of business conduct and ethics is available on our website at https://www.regencellbioscience.com.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Friedman LLP, our independent registered public accounting firm, for the periods indicated:

	For the Years Ended June 30,
	2022	2021
	$ in thousands	$ in thousands
Audit Fees	$120	$110
Audit Related Fees	42	81
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$162	$191

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market. Nasdaq Stock Market listing rule 5635 generally provides that shareholder approval is required for U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Stock Market listing rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. Our company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Our board of directors has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Regencell Bioscience Holdings Limited, and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 from Amendment No. 2 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 11, 2021)

2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 from Amendment No. 2 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 11, 2021)

2.2*	Description of Securities

4.1	Deed of Rights Transfer, Strategic Partnership and Undertaking between Sik-Kee Au and Regencell Bioscience Limited dated January 1, 2018 (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.2	Amended and Restated Employment Agreement by and between CEO Yat-Gai Au and Regencell Bioscience Holdings Limited dated February 2, 2021 (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.3	Supplemental Agreement of Deed of Rights Transfer, Strategic Partnership and Undertaking between Sik-Kee Au and Regencell Bioscience Limited dated November 10, 2020 (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.4	Loan Agreement between Yat-Gai Au and Regencell Bioscience Limited dated November 10, 2020 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.5	Employment Agreement between Dr. Yi-Chung Chao and Regencell Bioscience Limited dated July 15, 2019 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.6	Employment Agreement between Mr. James Wai Hong Chung and Regencell Bioscience Limited dated July 6, 2019 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.7	Convertible Promissory Note issued by Regencell Bioscience Holdings Limited dated March 18, 2021 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.8	Form of Director Offer Letter (incorporated by reference to Exhibit 10.11 from Amendment No. 2 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 11, 2021)

4.9	Form of Option Agreement (incorporated by reference to Exhibit 10.12 from Amendment No. 2 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 11, 2021)

4.10	2021 Share Option Plan (incorporated by reference to Exhibit 10.13 from Amendment No. 3 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 23, 2021)

4.11	Joint Venture Agreement by and between Regencell Bioscience Limited and Honor Epic Enterprises Limited, dated September 2, 2021 (incorporated by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-40617) filed with the SEC on September 7, 2021)

8.1*	List of Subsidiaries and Affiliated Entities

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	October 31, 2022

REGENCELL BIOSCIENCE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Regencell Bioscience Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Regencell Bioscience Holdings Limited and Subsidiaries (collectively, the “Company”) as of June 30, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholder’s equity (deficit), and cash flows for each of the years in the three-year period ended June 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations, and its cash flows for each of the years in the three-year period ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

New York, New York

October 31, 2022

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED Balance sheets

	June 30,	June 30,
	2022	2021
ASSETS
CURRENT ASSETS
Cash	$6,416,998	$59,413
Short-term investment	10,000,000	-
Prepayments and other receivables	27,598	7,436
Total current assets	16,444,596	66,849

OTHER ASSETS
Property and equipment, net	712,594	81,865
Deferred offering costs	-	172,314
Long-term deposits	114,302	19,106
Right-of-use assets, net	747,426	-
Total other assets	1,574,322	273,285

Total assets	$18,018,918	$340,134

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Shareholder’s loans	-	431,969
Accrued expenses	151,127	572,990
Other payables - related parties	15,650	82,812
Operating lease liabilities – current	410,987	-
Convertible note payable – related party	-	3,250,000
Total current liabilities	577,764	4,337,771

NON CURRENT LIABILITIES
Operating lease liabilities – non – current	360,268	-

Total liabilities	938,032	4,337,771
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares, $0.00001 par value, 100,000,000,000 shares authorized, and 13,012,866 shares and 10,000,000 shares issued and outstanding as of June 30, 2022 and 2021, respectively	130	100
Additional paid-in capital	28,509,304	256
Accumulated deficit	(11,443,936)	(3,997,993)
Total equity (deficit) attributed to shareholders of the Company	17,065,498	(3,997,637)
Non-controlling interest	15,388	-
Total shareholders’ equity (deficit)	17,080,886	(3,997,637)

Total liabilities and shareholders’ equity (deficit)	$18,018,918	$340,134

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended June 30,
	2022	2021	2020

OPERATING EXPENSES:
Selling and marketing	$25,275	$1,576	$114,207
General and administrative (including share-based compensation of $1.5 million and nil for the year ended June 30, 2022 and 2021)	5,080,341	941,463	311,934
Research and development (including share-based compensation of $1.2 million and nil for the year ended June 30, 2022 and 2021)	2,512,154	438,323	386,230
Total operating expenses	7,617,770	1,381,362	812,371

LOSS FROM OPERATIONS	(7,617,770)	(1,381,362)	(812,371)

OTHER INCOME, NET	23,215	34,617	-

LOSS BEFORE INCOME TAXES	(7,594,555)	(1,346,745)	(812,371)

PROVISION FOR INCOME TAXES	-	-	-

NET LOSS	$(7,594,555)	(1,346,745)	$(812,371)

COMPREHENSIVE LOSS	$(7,594,555)	(1,346,745)	$(812,371)

NET COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of the Company	$(7,445,943)	$(1,346,745)	$(812,371)
Non-controlling interests	(148,612)	-	-

	$(7,594,555)	$(1,346,745)	$(812,371)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	12,805,707	10,000,000	10,000,000

LOSS PER SHARE
Basic and diluted*	$(0.58)	(0.13)	$(0.08)

*	Giving retroactive effect to the 1000-for-1 share split effected on May 31, 2021

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF changeS in SHAREHOLDERS’ EQUITY(DEFICIT)

	Ordinary Shares		Additional paid-in	Accumulated	Non-controlling
	Shares*	Par value	Capital	deficit	interest	Total
BALANCE, July 1, 2019	10,000,000	$100	$256	$(1,838,877)	$-	$(1,838,521)

Net loss	-	-	-	(812,371)	-	(812,371)
BALANCE, June 30, 2020	10,000,000	$100	$256	$(2,651,248)	$-	$(2,650,892)

Net loss	-	-	-	(1,346,745)	-	(1,346,745)
BALANCE, June 30, 2021	10,000,000	$100	$256	$(3,997,993)	$-	$(3,997,637)

Issuance of shares upon initial public offering and over allotment, net	2,625,000	26	22,200,060	-	-	22,200,086
Issuance of warrants	-	-	301,085	-	-	301,085
Issuance of shares upon conversion of convertible bonds	342,105	3	3,249,997	-	-	3,250,000
Share-based compensations	-	-	2,757,907	-	-	2,757,907
Capital contribution from NCI of subsidiary	-	-	-	-	164,000	164,000
Exercise of warrants	45,761	1	(1)	-		-
Net loss	-	-	-	(7,445,943)	(148,612)	(7,594,555)
BALANCE, June 30, 2022	13,012,866	$130	$28,509,304	$(11,443,936)	$15,388	$17,080,886

*	Giving retroactive effect to the 1000-for-1 share split effected on May 31, 2021

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF cash flow

	For the Year Ended June 30,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,594,555)	$(1,346,745)	$(812,371)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	150,147	26,456	9,516
Amortization of right-of-use asset	454,250	-	-
Share-based compensation	2,757,907	-	-
Interest income	(10,733)	-	-
Change in operating assets and liabilities
Prepayments and other receivables	(9,429)	(7,436)	-
Long-term deposits	(95,196)	(388)	(18,718)
Accrued expenses	(421,863)	477,990	95,000
Operating lease liabilities	(430,421)	-	-
Other payables - related parties	(67,162)	82,812	-
Net cash used in operating activities	(5,267,055)	(767,311)	(726,573)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(780,876)	-	(117,837)
Placement of short-term investment	(10,000,000)	-	-
Net cash used in investing activities	(10,780,876)	-	(117,837)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of deferred offering costs	-	(172,314)	-
(Repayment of) Proceeds from shareholder’s loans	(431,969)	612,059	988,082
Proceeds from initial public offering, net	22,673,485	-	-
Capital contribution from NCI	164,000	-	-
Net cash provided by financing activities	22,405,516	439,745	988,082

NET CHANGE IN CASH	6,357,585	(327,566)	143,672

CASH, beginning of year	59,413	386,979	243,307

CASH, end of year	$6,416,998	$59,413	$386,979

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

Supplemental disclosure of non-cash financing activities:
Conversion of shareholder loan to convertible note payable – related party	$-	$3,250,000	$-
Conversion of convertible note payable – related party to ordinary shares	3,250,000	-	-
Issue of warrants	301,085	-	-
Deferred IPO costs reclassed to Additional paid-in capital	172,314	-	-
Right-of-use assets obtained in exchange of lease liabilities	1,437,069	-	-

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

The Company, through its controlling interests in the wholly owned subsidiaries, operates an early-stage bioscience company that focuses on research, development and commercialization of Traditional Chinese Medicine (“TCM”) for the global treatment of neurocognitive disorder and degeneration, specifically for Attention Deficit Hyperactivity Disorder (“ADHD”) and Autism Spectrum Disorder (“ASD”) and infectious diseases affecting people’s immune system such as COVID-19 (“COVID”). The Company is in the research and development stage and has not yet generated any revenue since inception.

In January 2018, the Company entered into Strategic Partnership Agreement with Mr. Sik-Kee Au (the “TCM Practitioner”), the father of Mr. Yat-Gai Au, CEO and director of the Company. Pursuant to the Strategic Partnership Agreement, the Company has exclusive rights including the intellectual property rights and ownership of all his TCM formulae. Any inventions, TCM formulae, utilities, models’ improvements, research, discoveries, designs, processes, methods of manufacture, and products conceived or made by the TCM Practitioner in relation to TCM shall be the sole and exclusive property of the Company.

The Strategic Partnership Agreement does not have a termination date and will remain effective indefinitely under the Hong Kong law. The Strategic Partnership Agreement can be amended or terminated by the mutual written agreement of the parties without breach. Pursuant to the Strategic Partnership Agreement, in exchange for the rights, the Company is required to donate three percent (3.0%) of net revenue that the Company generates in association with the use and/or commercialization of the TCM formulae to any of charitable institutions and/or trusts of a public character anywhere in the world at the sole and absolute choice of the TCM Practitioner and in such proportion at the sole and absolute discretion of the TCM practitioner on a yearly basis. The Company also undertakes to pay for all reasonable costs and expenses incurred by the TCM Practitioner in relation to the research and development of the TCM formulae for ADHD and ASD. All research and development costs and expenses incurred by the TCM Practitioner are charged to operations as incurred.

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

Pursuant to the JV Agreement, Regencell Bioscience Limited shall contribute 60% of the capital for the JV to fund its operations including trading, manufacturing, marketing and distribution of traditional Chinese medicine formulae products and to procure, enable, provide or support the treatment of COVID-19. In addition, Regencell Bioscience Limited will grant the JV exclusive rights to market and distribute its proprietary COVID-19 TCM treatment (“Regencell COVID Treatment Products”) in ASEAN countries, India, Japan, Australia and New Zealand (“Designated Markets”), for an initial term of two years, pursuant to a license agreement to be entered into by and between Regencell Bioscience Limited and the JV. Honor Epic shall contribute 40% of the capital for the JV and shall use its best effort to market, promote, and distribute the Regencell COVID Treatment Products in the Designated Markets. Regencell Bioscience Limited may appoint two board members in the JV, and Honor Epic may appoint one board member in the JV. Sixty percent (60%) of the net profits or net loss of the JV will be distributed to or assigned to Regencell Bioscience Limited and the remaining forty percent (40%) being distributed to or assigned to Honor Epic. In the event that Regencell Bioscience Limited decides to dispose all of its shares in the JV, Regencell Bioscience Limited may require all other shareholders to sell and transfer all their shares in the JV to a proposed buyer, so long as Regencell Bioscience Limited is holding more than 50% of equity interest in the JV. Regencell Bioscience Limited is entitled to a right of first refusal if a shareholder receives a third-party offer to purchase the shares of the JV in accordance with the requirements specified in the JV Agreement.

The Company has funded its operations primarily from the net proceeds from the completion of its IPO. The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name of Entity	Principal Activities	Place and Date of Incorporation	Ownership

Regencell Bioscience Limited	Research and Development Day-to-day operations	Hong Kong, incorporated on May 12, 2015	100% owned by Regencell Bioscience Holdings Limited
Regencell Limited	Production and testing laboratory Research and Development	Hong Kong, incorporated on November 20, 2014	100% owned by Regencell Bioscience Holdings Limited
Regencell Bioscience Asia Limited	Research and Development	Hong Kong, incorporated on September 17, 2021	60% owned by Regencell Bioscience Limited
Regencell Bioscience North America Limited	Research and Development	BVI, incorporated on April 25, 2022	100% owned by Regencell Bioscience Holdings Limited

Note 2 –Summary of significant accounting policies

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

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statement, statement of comprehensive income, statement of changes in equity and balance sheet, respectively.

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

Cash

Cash represents demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. All of the cash balances as at June 30, 2022 and 2021, were maintained at financial institutions in Hong Kong, and were insured by the Hong Kong Deposit Protection Board up to a limit of HK $500,000 (approximately $64,000) per depositor per scheme member in an event of bank failure.

Short term investment

Short term investment represents certificates of bank deposits that have a maturity, at the date of purchase, of less than one year.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Leasehold improvement	Shorter of the remaining lease terms or estimated useful lives
Office furniture, equipment and others	3 – 5 years
Motor vehicles	5 years

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

Prepayment

Prepayments primarily consist of prepayments of corporate apartments’ rental. Prepayments are classified as current based on the terms of the respective agreements. This prepayment is unsecured and is reviewed periodically to determine whether their carrying value has become impaired.

Long-term deposits

Long-term deposits present the deposits paid to the landlords as required on the signing of the various lease agreements and thereafter, to be held by the landlords as security for the performance of the Company’s obligations under the lease agreements. The deposits are classified as either current or non-current based on the terms of the respective agreements. The deposit is unsecured and is reviewed periodically to determine whether its carrying value has become impaired.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the year ended June 30, 2022, 2021 and 2020, no impairment loss on long-lived assets was recognized.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, prepayment, accrued expenses, other payables-related parties and shareholder’s loans approximates their recorded values due to their short-term maturities. The fair value of the long-term deposits approximates their carrying amounts because the deposit was paid in cash.

Research and development

Research and development costs are charged to operations as incurred. The Company accounts for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the goods have been received or when the service has been performed rather than when the payment is made. Research and development expenses consist of costs incurred by the Company for the discovery and development of the Company’s product candidates. Research and development costs include, but not limited to, payroll and personnel expenses including share-based compensation, research studies supplies, fees for research studies services, consulting costs, and allocated overhead, including rent, equipment, and utilities.

Employee benefit plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. For the years ended June 30, 2022, 2021 and 2020, the contribution made was approximately $29,677, $14,512 and $9,943, respectively.

Leases

The Company adopted the new lease accounting standard – ASC 842 on July 1,2021. The Company determines if an arrangement is or contains a lease at inception. Operating leases with lease terms of more than 12 months are included in operating lease assets, accrued and other current liabilities, and long-term operating lease liabilities on its consolidated balance sheet. Operating lease assets represent its right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments over the lease term. Operating lease assets and liabilities are recognized based on the present value of the remaining lease payments discounted using its incremental borrowing rate. Lease expense is recognized on a straight-line basis over the lease term.

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

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). The Company determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Company’s share-based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

The Company has elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded over the requisite service period, which is the vesting period. The Company accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the share options granted to employees. The Black Scholes Model and/or the Binomial Model was applied in determining the estimated fair value of the options granted to employees and non-employees.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2022, 2021 and 2020.

(Loss) earnings per share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended June 30, 2022, 2021 and 2020, there were no dilutive shares.

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

Recently issued accounting pronouncements

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which was effective from January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Finance–l Instruments–- Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, 9 which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein.  The Company has not yet adopted this pronouncement and is currently assessing the impact of adopting this standard on its consolidated financial statements.

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

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables — Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning January 1, 2021. Early adoption was permitted, including adoption in an interim period. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The adoption of this standard on July 1, 2021 did not have a material impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

Note 3 – Property and equipment, net

Property and equipment consist of the following:

	June 30, 2022	June 30, 2021

Leasehold improvement	$601,527	$117,837
Office furniture, equipment and others	74,578	-
Motor vehicles	222,608	-
Total	898,713	117,837
Less: accumulated depreciation	(186,119)	(35,972)
Total	$712,594	$81,865

Depreciation expense for the years ended June 30, 2022, 2021 and 2020, amounted to $150,147, $26,456 and $9,516, respectively.

Note 4 –Accrued expenses

Accrued expenses represent salary and welfare payables, professional fees, utilities, and payables for other operating expenses.

Note 5 – Convertible note payable - related party

As of June 30, 2021, the Company issued a convertible note to Mr. Yat-Gai Au as a conversion of his shareholder loan in the principal amount of $3,250,000, automatically convertible into Ordinary Shares upon the completion of the IPO of the Company at the same price as the offering price of $9.50 per Ordinary Shares to be issued in the IPO. The note does not carry any interest. The note, if not automatically converted, will mature and become payable twelve months after the issuance date of the note. As the conversion price was equal to the fair value of the common shares on the date of the IPO, there was no beneficial conversion feature. As of June 30, 2021, the principal balance was $3,250,000.

On July 20, 2021, the note was automatically converted into 342,105 Ordinary Shares at a price of $9.50 per share. As of June 30, 2022, the principal balance was $0.

Note 6 – Related Party Transaction

Other payables - related parties

During the years ended June 30, 2022, 2021 and 2020, the Company has an office rental agreement with Ace United International Limited, which is a company wholly owned by the Company’s Founder and CEO. The Company has paid a monthly rent of $4,103 and the terms of the agreement are renewed on an annual basis. The rental payment is expensed as incurred. During the year ended June 30, 2022 and 2021, the rental expenses were $24,615 and $49,230, respectively. The balance due to Ace United International Limited was nil and $49,231 as of June 30, 2022 and 2021.

During the years ended June 30, 2022 and 2021, other payables - related parties represent reimbursement from a related party and the Company’s executive management, Mr. Chung, Mr. Au and Mr. Lee for out-of-pocket expenses incurred for business purposes. The balance due to Mr. Chung, Mr. Au and Mr. Lee was nil, $2,994 and $2,094 respectively as of June 30, 2022 and $28,806, $4,775 and nil respectively as of June 30, 2021.

During the years ended June 30, 2022 and 2021, the expenses paid for TCM formulae and materials for product development to Regeneration Company Limited, a related company, were $0.3 million and nil, respectively. The balance due to Regeneration Company Limited, a related company, was $10,561 and nil respectively as of June 30, 2022 and 2021.

Convertible note payable – related party

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

As of June 30, 2022, and 2021, the Company has outstanding Shareholder Loans amounting to approximately nil and $3.68 million, respectively, from the Founder and CEO. The amounts borrowed were non-interest bearing and due on-demand.

Note 7 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the years ended June 30, 2022, 2021 and 2020.

The following table reconciles statutory tax rates to the Company’s effective tax rate for the periods indicated below:

	For the year ended June 30,
	2022	2021	2020
Tax benefit calculated at statutory tax rate	16.5%	16.5%	16.5%
Valuation allowance	(16.5)%	(16.5)%	(16.5)%
Effective tax rate	0.0%	0.0%	0.0%

The following table sets forth the significant components of the aggregate deferred tax assets:

	As of June 30, 2022	As of June 30, 2021	As of June 30, 2020
Deferred tax assets:
Net operating loss carry forwards	$1,912,771	$659,669	437,456
Less: valuation allowance	(1,912,771)	(659,669)	(437,456)
Deferred tax asset, net	$-	$-	-

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon historical operating results and projections for future taxable income, management provided full valuation allowance for the deferred tax assets for the years ended June 30, 2022 and 2021.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2022, and 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended June 30, 2022 and 2021. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2022.

Note 8 – Shareholder’s equity (deficit)

Ordinary Shares

Regencell Bioscience Holdings Limited (Cayman) was established under the laws of Cayman Islands on October 30, 2014. The authorized number of Ordinary Shares is 100,000,000 shares with a par value of $0.00001 per ordinary share, and 13,012,866 Ordinary Shares and 10,000,000 Ordinary Shares were issued and outstanding as of June 30, 2022 and 2021, respectively.

On May 31, 2021, the board of directors approved a share split of the Company’s authorized number of Ordinary Shares at a ratio of 1,000-for-1. After the share split, the Company’s authorized number of Ordinary Shares was 100,000,000,000 shares with par value of $0.00001 per share and 10,000,000 shares were issued and outstanding accordingly. The Company believes it is appropriate to reflect these share issuances as nominal share issuance on a retroactive basis similar to share split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented.

Initial Public Offering

On July 20, 2021, the Company consummated its IPO of 2,300,000 Ordinary Shares at a price of $9.50 per share. The gross proceeds from IPO were approximately $21.85 million. As a result of the IPO, the Ordinary Shares now trade on Nasdaq Capital Market under the symbol “RGC”. Additional net proceeds of approximately $2.85 million were received on August 20, 2021 from the issue of the overallotment shares and exercise of 325,000 ordinary shares.

On March 18, 2021, a supplemental loan agreement was entered by and between Regencell Bioscience Limited and Mr. Yat-Gai Au, pursuant to which Mr. Yat-Gai Au will convert the amount of his $3.25 million of outstanding shareholder loans upon the receipt of a convertible promissory note issued by the Company in the principal amount of $3,250,000. On July 20, 2021, the note was automatically converted to 342,105 Ordinary Shares at a price of $9.50 per share (See Note 5).

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

The Board authorized that the maximum aggregate number of ordinary shares reserved and available pursuant to this Plan shall be the aggregate of (i) 1,235,076 Ordinary Shares, and (ii) on each January 1, starting with January 1, 2022, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Ordinary Shares as may be determined by the board of directors.

On June 9, 2021, the board of the Company granted issuance of 1,235,076 options to certain officers, directors and employees under the Plan; provided that 46,755 options granted to the independent director nominees will become effective upon the effectiveness of the Registration Statement when the nominee’s directorship becomes effective. These options will be exercisable at $9.50 per share, of which 25% vest on each anniversary over four years following the closing of our IPO and is valid for 10 years once vested.

On January 1, 2022, the board of the Company granted issuance of 15,585 options to a certain director under the Plan. These options will be exercisable at $31.85 per share, of which 25% vest on each anniversary over four years following the closing of our IPO and is valid for 10 years once vested.

The Plan became effective on the date of the Company’s initial public offering, which was July 20, 2021. It shall continue in effect for a term of ten (10) years unless sooner terminated or unless renewed for another period not to exceed ten (10) years pursuant to shareholder approval. It is intended that share options qualify as “performance-based compensation”.

Share-based Compensation

The Company has elected to recognize share-based compensation expense using a straight-line method for the entire employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the equity awards that are vested at that date.

The fair value of share options was determined at the date of grant using the Black-Scholes option pricing model or the Binomial option pricing model.

The Black-Scholes option pricing model requires management to make various estimates and assumptions, including expected term, expected volatility, risk-free rate, and dividend yield. The Binomial Option Pricing model requires management to make various estimates and assumptions, including the grant date share price, expected volatility, expected early exercise multiple, option life, risk-free interest rate and dividend yield.

For the year ended June 30, 2022, key inputs used to estimate the fair value of share options on the grant dates are as follows:

Black-Scholes option pricing model

Options granted in June 2021
Risk-free interest rate	0.87%
Expected life of the options	6.25 years
Expected volatility	64.75%
Expected dividend yield	0.00%
Fair value	$5.45

Binomial option pricing model

Options granted in January 2022
Fair value of the ordinary shares on the date of option grant	$31.85
Risk-free interest rate	1.53% to 1.589%
Option life	10 years
Expected volatility	88.68% to 94.17%
Expected dividend yield	0.00%
Exercise price	$31.85
Expected early exercise multiple	2.80

A summary of activities of the share options for the years ended June 30, 2022 and 2021 is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		$	Year	$
Outstanding as of July 1, 2020	-	-	-	-
Granted	1,235,076	9.50	-	-
Outstanding as of June 30, 2021	1,235,076	9.50	9.05	-
Granted	15,585	31.85	-	-
Expired, forfeited or cancelled	(275,327)	9.50	-	-
Outstanding as of June 30, 2022	975,334	9.86	9.06	24,137,435
Exercisable as of June 30, 2022	-	-	-	-

During the year ended June 30, 2022, the Company recognized share-based compensation expense of $2,757,907 (2021: nil) for share options granted.

Public Offering Warrants

In connection with and upon closing of the Public Offering and overallotment on July 20, 2021 and August 19, 2021 respectively, the Company issued warrants equal to 2.5% of the shares issued in the Public Offering, totaling 57,500 units and 8,125 units to the placement agents for the offering (the “Public Offering Warrants”). The warrants carry a term of five years, and shall not be exercisable for a period of 180 days from the closing of the Public Offering and shall be exercisable at a price equal to $10.45 per share. Management determined that these warrants meet the definition of a derivative under ASC 815-40, however, they fall under the scope exception which states that contracts issued that are both a) indexed to its own share; and b) classified in shareholders' equity are not considered derivatives. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ deficiency.

The aggregated fair value of the Public Offering Warrants on July 20, 2021 was $0.27 million. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $9.27; risk free rate of 0.68%; expected term of 5 years; exercise price of the warrants of $10.45; volatility of 65.24%; and expected future dividends of nil. As of June 30, 2022 and the date of this report, all warrants were issued and exercised.

The aggregated fair value of the overallotment Warrants on August 19, 2021 was $0.03 million. The fair value has been estimated using the Binomial model with the following weighted-average assumptions: market value of underlying share of $6.30; risk free rate of 0.77%; expected term of 5 years; exercise price of the warrants of $10.45; volatility of 82.66%; and expected future dividends of nil. As of June 30, 2022 and the date of this report, all warrants were issued and exercised.

A summary of activities of the warrants for the years ended June 30, 2022 and 2021 is presented as follows:

	Number of warrants	Weighted average exercise price
Outstanding as of July 1, 2021	-	-
Issued	65,625	10.45
Exercised	(45,761)	10.45
Expired	(19,864)	10.45
Outstanding as of June 30, 2022	-	-

Note 9 – Leases

On July 1, 2021, we adopted ASC Topic 842 (the “new lease standard”) by applying the modified retrospective approach to all leases on July 1, 2021. Under this guidance, lessees are required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases. We elected the package of practical expedients upon transition that permits us to not reassess (1) whether any contracts entered into prior to adoption are or contain leases, (2) the lease classification of existing leases and (3) initial direct costs for any leases that existed prior to adoption.

Upon adoption on July 1, 2021, we recognized operating lease right-of-use (“ROU”) assets and corresponding lease liabilities of $470,564.

We determine if an arrangement is or contains a lease at inception. Our assessment is based on (1) whether the contract involves the use of a distinct identified asset, (2) whether we obtain the right to substantially all the economic benefit from the use of the asset throughout the period and (3) whether we have the right to direct the use of the asset. Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria. The lease classification affects the expense recognition in the statement of income. Operating lease costs are recorded entirely in operating expenses. Finance lease costs are split, where amortization of the ROU asset is recorded in operating expenses and an implied interest component is recorded in interest expense.

Under the new lease standard, operating leases (as lessee) are included in Operating lease right-of-use assets. Operating lease amortization of right of use assets, Operating lease right of use assets, net, Current operating lease liabilities and Noncurrent operating lease liabilities in our accompanying balance sheets. ROU assets and lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. The ROU asset includes any lease payments made but excludes lease incentives and initial direct costs incurred, if any. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Lease extensions

Many of our leases have options to either extend or terminate the lease. In determining the lease term, we considered all available contract extensions that are reasonably certain of occurring.

Significant assumptions and judgments

Incremental borrowing rate. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate (“IBR”) at the commencement of the lease and estimate the IBR for each lease agreement taking into consideration lease contract term, collateral and entity credit ratings, and use sensitivity analyses to evaluate the reasonableness of the rates determined.

Lease balances and costs

All of the lease agreements that we have entered into are classified as operating leases.

Effective July 15, 2019, we entered into an agreement to lease usage of our Hong Kong office with a third party entity. The lease was for 5 years term.

Effective August 2, 2021, we entered into an agreement to lease usage of our Hong Kong office with a third party entity. The lease was for 3 years term.

During the year ended June 30, 2022, we entered into agreements to lease usage of staff quarters with third parties. Each of the leases was for a 2 year term.

All the above leases were classified as operating at the inception of the lease. Operating leases result in the recognition of ROU assets and lease liabilities on the balance sheet. ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease terms of the commencement date. Because the leases do not provide an explicit or implicit rate of return, the Company determines incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments on an individual lease basis. The incremental borrowing rate for a lease is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments for the asset under similar term, which is 5%. The lease does not contain any residual value guarantees or material restrictive covenants. The Company has no finance lease. The components of lease expense consist of the following:

	Classification	Year Ended June 30, 2022

Operating lease costs	General and administrative expenses	$407,455
Operating lease costs	Research and development expenses	46,795
Short term lease costs	General and administrative expenses	28,593

Balance sheet information related to leases consists of the following:

	Classification	June 30, 2022
Assets
Operating lease – ROU assets	Right-of-use assets	$747,426

Liabilities
Operating lease liabilities	Current portion	$410,987
Operating lease liabilities	Non-current portion	360,268
Total lease liabilities		$771,255

Weighted average remaining term (years)
Operating leases		1.75

Weighted average discount rate
Operating leases		5.00%

The following table sets forth the Company’s minimum lease payments in future periods:

Year Ended June 30, 2022
For the year ending June 30,
2023	$440,201
2024	353,698
2025	16,767
Total minimum lease payments	$810,666
Less: imputed interest	(39,411)

Total:	$771,255

Note 10 – Commitments and contingencies

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Note 11 – Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to October 31, 2022, the date that the consolidated financial statements were issued. Based on the review, the Company did not identify any subsequent event that would have required adjustment or disclosure in the consolidated financial statements.