Form 20-F
period 2023-06-30
Regencell Bioscience Holdings Ltd
filed 2023-10-27
CIK 1829667

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

9/F Chinachem Leighton Plaza

29 Leighton Road

Causeway Bay, Hong Kong

Tel: 852 2155 0823

(Address of principal executive offices)

Yat-Gai Au

Chief Executive Officer

9/F Chinachem Leighton Plaza

29 Leighton Road

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

As of June 30, 2023, the issuer had 13,012,866 ordinary shares issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

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

We are an early-stage TCM bioscience company with a limited operating history that focuses on the research, development and commercialization of TCM for the treatment of neurocognitive disorders and degenerations, specifically Attention Deficit Hyperactivity Disorder (“ADHD”) and Autism Spectrum Disorder (“ASD”), and infectious diseases affecting people’s immune system such as COVID-19 (“COVID”). We have incurred operating losses since our formation. We incurred total net losses of $6.06 million and $7.59 million, respectively, for the fiscal years ended June 30, 2023 and 2022. The likelihood of success of our business plan and growth strategy must be considered in light of the problems, substantial expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early-stage businesses and the regulatory and competitive environment in which we operate.

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

We have not generated revenue from any TCM formulae candidates or applied for any regulatory approvals, nor have distribution capabilities or experience or any granted patents or pending patent applications and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. As of the date of this Annual Report, we have not applied for any regulatory approvals, we have no granted or pending patent applications and we have no distribution capabilities or experience, and we have not generated any revenue from our development stage TCM formulae candidates and we do not know when, or if, we will generate any such revenue. We do not expect to generate significant revenue unless and until we obtain marketing approval of our standardized TCM formulae candidates, produce and commercialize products based on such TCM formulae. Our ability to generate future revenue from sales of products based on our TCM formulae depends heavily on our success in many areas, including but not limited to:

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

Risks Related to Our Product Development, Regulatory Approval, Manufacturing and Commercialization

Our standardized TCM formulae candidates for mild, moderate and severe ADHD and ASD patients are still in development. If we are unable to obtain regulatory approval or ultimately commercialize our standardized TCM formulae and/or products based on our TCM formulae, or if we experience significant delays in doing so, our business, financial condition, results of operations, and prospects will be materially and adversely affected.

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

Although the assessment tools for the assessment of ADHD and ASD are globally recognized, the outcome of our efficacy trial may be subject to some biases of parents and caregivers of patients because we relied on the data provided by them.

The assessment tools we used in our efficacy trial include (i) Sik-Kee Au TCM Brain Theory® for ADHD/ASD Assessment (SKATBT-A3), which is a 48-item questionnaire developed by our research and development team, designed to assess patients’ conditions that are commonly observed by the TCM Practitioner. Items assessed are indicative of patients’ overall body and neurological conditions based on the TCM Practitioner’s brain theory and his over 30 years of experience in treating ADHD and ASD patients; (ii) Autism Treatment Evaluation Checklist (ATEC); (iii) Gilliam Autism Rating Scale (GARS); (iv) Vanderbilt ADHD Diagnostic Parent Rating Scale (VADRS); and (v) Swanson, Nolan, and Pelham (SNAP)-IV 26-item Parent Rating Scale (SNAP-IV-26). Most of these assessment tools are globally recognized and accepted methods of scoring severity levels of ADHD and ASD patients.

We believe that these assessment tools serve a useful purpose in helping us evaluate the effectiveness of our TCM formulae candidates. Based on the results of these assessments, we are then able to identify additional TCM formulae candidates, direct our resources efficiently, and provide data support for our future applications of proprietary Chinese medicine (“pCm”) registrations with the Hong Kong Chinese Medicine Council.

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

We conduct research studies involving TCM formulae candidates whose activity and specificity have been optimized by our TCM Practitioner in his prior ADHD and ASD treatments. Timely completion of research studies in accordance with the protocols depends, among other things, on our ability to enroll a sufficient number of patients who meet the efficacy trial criteria and remain in the study until the conclusion. We may experience difficulties enrolling and retaining appropriate patients in our efficacy trial for a variety of reasons, including but not limited to:

●	the size and nature of the patient population;

●	eligibility of patients based on our criteria;

●	the specific design of each study and subsequent changes the design;

●	our ability to recruit personnel with the appropriate competencies and experience;

●	competing research studies for similar therapies or other new therapeutics, which will reduce the number and types of patients available;

●	patients’ perceptions of the potential advantages and side effects of the TCM formulae being studied in relation to other available therapies, including any new drug candidates or treatments that may be approved for the indications we are investigating;

●	our ability to obtain and maintain patient consents;

●	patients’ attrition; and

●	the availability of approved therapies that are similar to our TCM formulae candidates.

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

We currently have no sales and marketing, or distribution capabilities or experience. In order to commercialize our standardized TCM formulae candidates, if approved, we must build marketing and sales capabilities or decide to make arrangements with third parties to produce and sell products, and we may not be successful in doing so. Building the requisite sales, marketing or distribution capabilities will be expensive and time-consuming and will require significant attention of our leadership team to manage. Any failure or delay in the development of our sales, marketing or distribution capabilities would adversely impact the commercialization of our products. The competition for talented individuals experienced in selling and marketing TCM products is intense, and we cannot assure you that we can assemble an effective team. Additionally, we may choose to collaborate with third parties on the commercialization of our standardized TCM formulae candidates. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our standardized TCM formulae candidates if and when we receive regulatory approval, or any such commercialization may experience delays or limitations.

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

We face risks related to health epidemics or outbreaks of communicable diseases, for example, the outbreak of COVID-19 and related resurgences. The outbreak of such communicable diseases could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of many countries. In addition, COVID-19 and any related resurgences may have a severe effect on our ongoing and future research studies of many TCM formulae candidates. The extent to which COVID-19 and related resurgences may impact our research studies will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Any significant resurgence of COVID-19 globally could adversely impact our efficacy trial operations, including our ability to recruit and retain patients. Disruptions or restrictions on our ability to travel to monitor data from our enrolled patients, or to conduct research studies, or the ability of patients enrolled in our studies to travel, as well as temporary closures of our facilities would negatively impact our efficacy trial activities. As a result, the expected timeline for data readouts of our research studies on enrolled patients and certain regulatory filings may be negatively impacted, which would adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our financial results.

The global economic and geo-political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, financial performance and results of operations and the prices of our Ordinary Shares.

The global outbreak and spread of COVID-19 caused a slowdown in growth of the global economy. The global economy has entered a pronounced slowdown since 2022 after having shown some momentums of growth in 2021. The global spread of COVID-19 created significant volatility and uncertainty and economic disruption. In addition, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy.

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

In many countries globally, there are concerns over rising inflation and potential economic recessions, including due to the impacts of the COVID-19 and related resurgences. In particular, any worsening of the ongoing labor shortage and ongoing rise in inflation could significantly weaken global economies. Globally, countries have required and may continue to require additional financial support, sovereign credit ratings have declined and may continue to decline, and there may be default on sovereign debt obligations of certain countries. In addition, the U.S. Federal Reserve System and other regulatory bodies around the world may raise, or may announce intentions to raise, interest rates. Any of these global economic conditions may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. The global economic slowdown may be further prolonged by subsequent outbreaks of COVID-19 in countries which are taking, or which have taken, steps to ease lockdown measures; such outbreaks may require those countries to extend their lockdown measures or roll-back previous measures taken to facilitate the re-opening of their economies.

These economic and geo-political conditions have affected, and may continue to affect, our business in a number of ways. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. If these market conditions continue or worsen, they may further limit our ability to access financing or increase our cost of financing to meet liquidity needs, resulting in adverse effects on our financial condition and results of operations. The current global economic slowdown and uncertainty about the future global economic conditions could also continue to increase the volatility of the prices of our Ordinary Shares. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our industry. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such conditions will have on our industry in general, and our results of operations specifically.

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

We incurred total net losses of $6.06 million and $7.59 million, respectively, for the fiscal years ended June 30, 2023 and 2022, and have completed only the preliminary stages of our business plan. We anticipate incurring additional losses before realizing any revenues. We may need additional financing in order to meet our continuing obligations and ultimately, to attain profitability in the future. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue our business. If we are unable to obtain enough financing from outside sources before we produce enough revenues, we may be forced to sell our assets, or curtail or discontinue our operations. If this happens, you could lose all or part of your investment.

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

In the course of auditing our consolidated financial statements as of and for the years ended June 30, 2023, and 2022, we and our independent registered public accounting firms identified three material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (1) our lack of sufficient skilled staff with accounting principles generally accepted in the United States of America (“U.S. GAAP”) knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; and (3) lack of segregation of duties for certain key functions due to limited staff and resources.

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

Based on the value of our assets for our taxable year ending June 30, 2023, including the value of our goodwill, and the composition of our income and assets in such taxable year, while there can be no assurances, we believe we were not a PFIC for our taxable year ending June 30, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects. The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we may be or become a PFIC, may depend on the interpretation of certain United States Treasury regulations as well as certain U.S. Internal Revenue Service guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years. In particular, especially until we become revenue-generating, our PFIC status may depend, in part, on the receipt and treatment of other sources of income (including government grants) in excess of passive income from interest-bearing accounts or other investments.

Furthermore, for purposes of the asset test described above, goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income, and the value of our assets, including goodwill, generally will be calculated using the market price of our Ordinary Shares, which may fluctuate considerably, especially in times of high market volatility. Accordingly, fluctuations in the market price of our Ordinary Shares may affect our PFIC status for any taxable year. In addition, cash is generally characterized as a passive asset for these purposes, so the composition of our income and assets will be affected by how, and how quickly, we spend the cash that we hold. Accordingly, we cannot assure you that we were not a PFIC for our taxable year ending June 30, 2023 or that we will not be a PFIC for our current taxable year or any future taxable year.

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

In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

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

Mr. Yat-Gai Au, our founder, director and CEO, currently beneficially owns 81.2% of our company through Regencell (BVI) Limited, and our company will continue to be controlled by him. Therefore, he has the ability to substantially influence us through this ownership position. For example, he may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. His interests may not always coincide with our corporate interests or the interests of other shareholders, and he may act in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as he continues to own a significant amount of our equity, he will continue to be able to strongly influence or effectively control our decisions.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

We are a “controlled company” as defined under the Nasdaq Stock Market listing rules because Mr. Yat-Gai Au, our founder, director and CEO, currently beneficially owns 81.2% of our Ordinary Shares. As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our company, we are a “controlled company” as defined under Nasdaq Stock Market listing rules.

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

Our operations are based in Hong Kong. Accordingly, our business operation and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this Annual Report, we maintain substantially most of our operations in Hong Kong and, specifically, from Regencell Bioscience Limited. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market which in turn may adversely affect the business operations of Regencell Bioscience Limited. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law (the “Hong Kong Basic Law” or the “Basic Law”), namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

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

Our Ordinary Shares may be prohibited from being trading on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit securities of any such company from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA and established procedures to identify registrants and prohibit the trading of the securities of certain registrants as required by the HFCAA. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, which the PCAOB believes represents the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. Whether the PCAOB will continue to be able to conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our and our auditor’s control. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year.

Our former auditor, Friedman LLP, and our current auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Both Friedman LLP and Marcum Asia CPAs LLP are currently subject to PCAOB inspections and PCAOB is able to inspect our auditor.  However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

We, Regencell Bioscience Holdings Limited, are a holding company incorporated on October 30, 2014, under the laws of the Cayman Islands, which has no substantive operations other than holding all of the issued and outstanding shares of Regencell Bioscience Limited, Regencell Limited and Regencell Bioscience North America Limited. Our principal executive offices are located at 9/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay, Hong Kong. Our telephone at this address is +852 2155-0823. Our registered office in the Cayman Islands is at the offices of 1st Floor, Landmark Square, 64 Earth Clos, Grand Cayman KY1-1107, Cayman Islands. Our agent for service of process in the United States in connection with the registration statement on Form F-1 for our initial public offering is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our corporate website is https://www.regencellbioscience.com.  The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding us that file electronically with the SEC. Our annual reports and some of the other information submitted by us to the SEC may be accessed through this web site.

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

On May 31, 2021, we effectuated a forward split at a ratio of 1,000-for-1 to increase our authorized capital shares from 100,000 Ordinary Shares with a par value of $0.01 per share to 100,000,000 Ordinary Shares with a par value of $0.00001 per share.

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

Emerging Growth Company Status

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

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

The standardized TCM formulae candidates were developed on the premise of Sik-Kee Au TCM Brain Theory®, which explains why a healthy brain is essential in restoring the body’s systems to normal from disorders and illnesses such as ADHD and ASD. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the TCM base formulae based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration, and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials. According to the TCM brain theory, the blockage of or reduced blood flow, and damage of the interconnecting central nervous system, endocrine system and blood circulatory system disrupt the production of hormones and transmission of neurotransmitters, such as melatonin, dopamine and norepinephrine, leading to a defective encoding and decoding of functions and resulting in deficient or abnormal social behaviors that are the hallmarks of ADHD and ASD. Our standardized TCM formulae candidates aim to address the fundamental cause of the disorders to achieve an optimal outcome compared to available stimulant and non-stimulant medications currently available in the market. The fundamental properties and treatment process of TCM are different from the mainstream stimulant and non-stimulant medications. TCM takes a holistic approach, using natural ingredients to treat different elements within the body. Every bodily function is taken into consideration when preparing the TCM formulae for the patients so that the optimal results of the treatment could be reached. This explains the improvements in both their symptoms and overall health. As provided in the Partnership Agreements, we continue to work closely with the TCM Practitioner to include those treatments in our future development.

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

Recent Developments

Second Efficacy Trial

To further verify the standardized medicine efficacy, we worked with the TCM Practitioner on the second efficacy trial. A total of twenty-eight (28) patients in Hong Kong, who were clinically diagnosed with ADHD or ASD by their healthcare professionals at different levels of severity, voluntarily consented through their parents or guardians to participate in our second efficacy trial. Seven (7) of them started in August 2021 as the first group, fourteen (14) started in July 2022 as the second group and seven (7) started in October 2022 as the third group. In this second efficacy trial, the TCM Practitioner treated the enrolled patients with the use of the standardized TCM formulae. The enrolled patients’ ages ranged from five to thirteen years old. All enrolled patients completed a three-month treatment. Under the treatment by the TCM Practitioner, the enrolled patients consumed liquid-based TCM twice a day, which was prepared based on standardized TCM formulae by our TCM Practitioner, and temporarily stopped consuming any other medicines. All the enrolled patients and their parents were required to meet with the TCM Practitioner in his clinic weekly and provide regular reports to update the patients’ symptoms and conditions by phone.

We used globally accepted assessment tools such as the Autism Treatment Evaluation Checklist (ATEC) and Vanderbilt ADHD Diagnostic Parent Rating Scale (VADRS), together with in-house developed Sik-Kee Au TCM Brain Theory® for ADHD/ASD Assessment (SKATBT-A3), and also written observations, photos, videos and parent testimonials to track the patients’ progress. Within three months of using our TCM formulae, our research showed that the patients had attained better speech, communication, sociability, cognition and behavioral abilities. Patients also experienced better sleep quality, improved appetite and improved bowel movement. Sweating and temporary fatigue are experienced as part of the improvement process.

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

Pursuant to the JV Agreement, Regencell Bioscience Limited shall contribute 60% of the capital for the JV to fund its operations including trading, manufacturing, marketing and distribution of traditional Chinese medicine formulae products and to procure, enable, provide or support the treatment of COVID-19. In addition, Regencell Bioscience Limited will grant the JV exclusive rights to market and distribute its proprietary COVID-19 TCM treatment (“Regencell COVID Treatment Products”) in ASEAN countries: India, Japan, Australia and New Zealand (“Designated Markets”), for an initial term of two years, pursuant to a license agreement to be entered by and between Regencell Bioscience Limited and the JV. Honor Epic shall contribute 40% of the capital for the JV and shall use its best effort to market, promote, and distribute the Regencell COVID Treatment Products in the Designated Markets. Regencell Bioscience Limited may appoint two board members in the JV, and Honor Epic may appoint one board member in the JV. Sixty percent (60%) of the net profits or net loss of the JV will be distributed to or assigned to Regencell Bioscience Limited and the remaining forty percent (40%) being distributed to or assigned to Honor Epic. In the event that Regencell Bioscience Limited decides to dispose all of its shares in the JV, Regencell Bioscience Limited may require all other shareholders to sell and transfer all their shares in the JV to a proposed buyer, so long as Regencell Bioscience Limited is holding more than 50% of equity interest in the JV. Regencell Bioscience Limited is entitled to a right of first refusal if a shareholder receives a third-party offer to purchase the shares of the JV in accordance with the requirements specified in the JV Agreement.

Industry and Market Background

TCM Industry

TCM has a long history in Hong Kong. The TCM industry in Hong Kong is regulated by the Hong Kong Chinese Medicine Ordinance (the “HKCMO”), which was passed by the Legislative Council of Hong Kong in July 1999. The Chinese Medicine Council of Hong Kong, or the Council, is a statutory body established in September 1999 under the HKCMO. The Council is responsible for implementing regulatory measures for Chinese medicine. The Council implemented the licensing system of TCM traders and the registration system of proprietary Chinese medicine (“pCm”) by phases. The role of TCM is now well established and the dispensation, storage and labeling of Chinese herbal medicines have been regulated since 2003. The safety, efficacy and quality of pCm will be assessed by the Hong Kong Chinese Medicines Board, which was established in 1999 under the HKCMO, before the products being allowed to be registered.

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

The Hong Kong Government is committed to promoting TCM, and has implemented measures including creation of a network of institutions of high standing for research and development work, development of new drugs for enhancement of the competitiveness of the Chinese medicine industry, and setting up of research funds for the support of research in Chinese medicine. Under the Hong Kong Government’s policy direction to promote the development of “evidence-based” TCM and out-patient TCM services in the public sector, as well as to provide training placements for local TCM degree graduates, the Hong Kong Hospital Authority was tasked to establish a total of 18 Chinese Medicine Centers for Training and Research (“CMCTRs”) in each of the 18 districts of Hong Kong since 2003. In 2018, the total number of attendances at the 18 CMCTRs was about 1.2 million. In the 2018-19 Hong Kong Government Budget, a Chinese Medicine Development Fund of HK$500 million was set up to facilitate applied research and Chinese medicine specialization.

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

However, these two types of medication for ADHD have multiple side effects. Common side effects of stimulants include feeling restless and jittery, difficulty sleeping, loss of appetite, headaches, upset stomach, irritability, mood swings, depression, dizziness, racing heartbeat and tics. According to HelpGuide, an independently funded nonprofit organization in the U.S., these stimulant medications may also cause personality changes, such as becoming withdrawn, listless, rigid, or less spontaneous and talkative, others may develop obsessive-compulsive symptoms. Beyond the potential side effects, a number of safety concerns associated with the use of stimulant medications exist such as the effect on developing brain, heart-related problem, psychiatric problem and potential abuse, indicated by experts. Non-stimulants also have side effects including decreased appetite, nausea, vomiting, fatigue, indigestion, dizziness and mood swings.

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

Our TCM formulae was created based on the Sik-Kee Au TCM Brain Theory®. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the personalized TCM formulae based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders, degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials. Treatment using our personalized TCM formulae has shown reduced severity in ADHD and ASD core symptoms in the first research study. The interim results of our second efficacy trial using the standardized TCM formulae have shown to reduce ADHD and ASD symptoms, which further supports the efficacy of the TCM formulae.

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

All parents of the ADHD and ASD children in our efficacy trial have witnessed pronounced changes in their child’s symptoms in three months and have testified the benefits and effectiveness of our TCM Practitioner’s treatment and was preferred over their typical mainstream medication. During our study, all of the children stopped their existing medication and exclusively took our TMC treatment.

All our patients for both the first and second trial had sought other treatments and/or therapies prior to participating in our program. After the completion of our trial period, the parents were interviewed and asked to provide their evaluation of our TCM treatment versus other treatments, therapies or drugs. All of the parents advised us that they felt that their child’s temper was more stable, that their child was more attentive and that their awareness of the environment was higher after treatment with our TCM formulae.

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

As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe conditions. As a result, we have three standardized TCM formulae candidates under development targeting mild, moderate and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We have commenced our second efficacy trial using the three standardized TCM formulae candidates in August 2021. Based on our TCM Practitioner’s practicing experiences, we do not anticipate high bio-pharmaceutical research and development costs relating to chemical drugs. Average research and development to marketplace cost for a new medicine is nearly $4 billion, and can sometimes exceed $10 billion. In comparison, our research and development cost were only $1.58 million and $2.51 million for the years ended June 30, 2023 and 2022, respectively.

Intellectual Property

The TCM formulae candidates are core of our business operation and TCM research and development. We seek to protect our standardized TCM formulae candidates, including the TCM base formula and the fixed adjusted TCM formulae, and technology that we consider commercially important by filing patent applications in Hong Kong and abroad. In addition, we also rely on trade secrets or TCM related regulatory protection to protect our intellectual property. Our trade secrets and confidential information include unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our TCM formulae candidates. We seek to protect these trade secrets and confidential information, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them. Further, we also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. We received trademark certificates for “腦還原®” (directly translates as “brain restoration”) and “RGC Regencell®” in July 2020, “RGC®” in March 2021, “Sik-Kee Au TCM Brain Theory®” in September 2021 and “RGC-COV19®” in June 2022 from the Hong Kong Registrar of Trade Marks.

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

Our Growth Strategy

We are still a start-up company at an early stage and are committed to developing standardized TCM formulae candidates for ADHD and ASD patients and infectious diseases affecting people’s immune system such as COVID. The growth of our business highly depends on our research and commercialization of our three liquid-based standardized TCM formulae candidates. Currently, we aim to conduct research in the effectiveness and safety of our three standardized TCM formulae candidates for mild, moderate and severe ADHD and ASD patients and commercialize these three liquid-based standardized TCM formulae candidates for ADHD and ASD patients in Hong Kong. After obtaining success of commercialization in the Hong Kong market, we may start to offer our pCm formulae products to other markets.

Showing in a quantifiable and systematic way that the personalized TCM formulae is effective for the treatment of ADHD and ASD in our first research study

We have completed our first research study in 2019 and started our second efficacy study in 2021.The results show that the TCM formulae reduced ADHD and ASD symptoms, the assessment scores of all participants in our studies decreased significantly, which indicates that their ADHD and ASD symptoms were less severe after three months of treatment.

 As of the date hereof, we have three standardized TCM formulae candidates under development targeting mild, moderate and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We have commenced our second efficacy trial using the three standardized TCM formulae candidates in the third quarter of 2021.

Showing in a quantifiable and systematic way that the standardized TCM formulae is effective for the treatment of ADHD and ASD in our second efficacy trial

We have completed efficacy trial on twenty-eight (28) patients in our second efficacy trial in early 2023 with our TCM Practitioner. The results showed that VADRS total score in twenty-two (22) participants in our study dropped, which indicated that conditions of their ADHD symptoms were less severe after three months of treatment with our standardized TCM formulae. VADRS total score in three (3) participants did not change and three (3) participants increased. ATEC total score of all participants, except for two (2), in our study also dropped, which indicated that conditions of their ASD symptoms were less severe after three months of treatment with our standardized TCM formulae. SKATBT-A3 total score of all participants in our study have reduced, except for only one (1) whose score remained unchanged. Results in supplementary assessments also indicated a reduction in severity of symptoms of all patients. We believe the results, which corroborate effectiveness of our standardized TCM formulae, are significant.

File patent applications in Hong Kong and abroad

In order to protect our intellectual properties, we will file patent application for our TCM formulae, including the TCM base formula and the three standardized TCM formulae candidates.

Verify the effectiveness of the standardized TCM formulae in our second efficacy trial

As of the date hereof, we have three liquid-based standardized TCM formulae candidates under development targeting mild, moderate and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We have commenced our second efficacy trial using the three standardized TCM formulae candidates in the third quarter of 2021 in Hong Kong. We plan to arrange one hundred patients to be treated by TCM practitioner(s) with the use of our standardized TCM formulae candidates for a period of at least three months and up to twelve months.

Set up centralized production facilities

To further lower the cost of manufacturing of our standardized TCM formulae candidates together with the anticipated increase in demand and support our application for the approval and registration of our pCm formulae products, we have plans to set up a centralized production facility for mass production of our standardized TCM formulae candidates.

Brand and commercialize our standardized TCM formulae candidates

After our second efficacy trial, we will improve, refine and automate the production process to improve efficiency to scale up our production. We will also design new packaging and labeling, to comply with regulatory requirements and also for branding purposes. We will ensure that the improved production and packaging process will not compromise the effectiveness of our pCm formulae products. We will then apply for necessary permits from Hong Kong regulatory agencies. We intend to expand our marketing efforts locally and globally to gain brand recognition and favorable perception by our consumers in our target markets. Specifically, we will build a marketing team to develop a strong image that we are a TCM company specializing in the treatment of ADHD and ASD. We plan to market to those who are afflicted by these disorders, through advertisements in television, live radio stations, newspapers/magazines, online social media and banner advertising and in-person marketing in various healthcare events and seminars.

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

The ingredients which our TCM Practitioner uses are all listed in the Pharmacopoeia of the People’s Republic of China, tracing back to Compendium of Materia Medical, or Ben Cao Gang Mu (“本草綱目”), more than 400 years ago. All raw materials are sourced under the Hong Kong Chinese Medicine Regulatory Office guideline and are readily available in over 6,000 TCM stores, wholesalers, and other distribution channels in Hong Kong. Our TCM Practitioner carefully selects credible TCM herb vendors that have passed high standard TCM herb inspection. Some of the herbs include:

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

Assessment Methodology

Each enrolled patient in our first research study stopped all his or her existing medical treatment for ADHD or ASD and was treated with a personalized TCM formulae for a period up to three months. Patient’s symptoms were assessed through parent interviews and using the globally accepted assessment tools, which were provided below. The parent’s qualitative and quantitative assessment scores on the patient’s behavior were compared before, during and after three months of treatment. The assessment tools used were the questionnaires filled in by the parents, which included (i) Sik-Kee Au TCM Brain Theory® for ADHD/ASD Assessment (SKATBT-A3); (ii) Autism Treatment Evaluation Checklist (ATEC); (iii) Gilliam Autism Rating Scale (GARS); (iv) Vanderbilt ADHD Diagnostic Parent Rating Scale (VADRS); and (v) Swanson, Nolan, and Pelham (SNAP)-IV 26-item Parent Rating Scale (SNAP-IV-26), which covered the first 26 items of the VADRS, for further analysis. The individual assessment method is explained in detail below. The assessment tools used in our research are globally recognized and accepted methods of scoring severity levels of ADHD and ASD patients.

The first research study was only the first phase of our research studies. Our uncontrolled first research study was designed with a small sample size to allow us to collect preliminary data, monitor the treatment progress, observe the effect of the treatment and note any adverse side effects in a cost-effective and systematic way. It has helped us better prepare for our second efficacy trial in which started in 2021, with a much larger sample size of at least 100 candidates and for a longer duration, between 3 and 12 months.

Although most of these are globally recognized assessment tools for the assessment of ADHD and ASD, the outcome of our efficacy trial may be subject to some biases of parents and caregivers of patients because we relied on the data provided by them, such biases may come from parental expectations, social desirability and recall bias. If our understanding and use of these assessment tools is flawed, or if the parents and caregivers of enrolled ADHD and ASD patients fail to observe and record accurately, then we will not only fail to realize any benefits from using these assessment tools, but may also be led to invest time and financial resources inefficiently in attempting to develop inappropriate TCM formulae candidates.

Sik-Kee Au TCM Brain Theory® for ADHD/ASD Assessment (SKATBT-A3)

SKATBT-A3 is a 48-item questionnaire developed by the research and development team of Regencell, designed to assess patients’ conditions that are commonly observed by the TCM Practitioner. Items assessed are indications of patients’ overall body and neurological conditions based on the TCM Practitioner’s brain theory and his over 30 years of experience in treating ADHD and ASD patients. SKATBT-A3 has a total score ranging from 0 to 122, the higher the score, the more problematic the symptoms. The severity of the patient’s condition is categorized into three groups of equal total score range: mild (total score 0-40), moderate (total score 41-80) and severe (total score ≥ 81).

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

Assessment Methodology

Each enrolled patient in our second efficacy trial stopped all his or her existing medical treatment for ADHD or ASD and was treated with a standardized TCM formulae for a period of three months. Patient’s symptoms were assessed through parent interviews and using the globally accepted assessment tools. We adopted the Sik-Kee Au TCM Brain Theory® for ADHD/ASD Assessment (SKATBT-A3), which is a 48-item questionnaire developed by the R&D team of Regencell Bioscience, designed to assess patients’ conditions that are commonly observed by the TCM Practitioner. Items assessed are indications of patients’ overall body and neurological conditions based on the TCM Practitioner’s brain theory and his over 30 years of experience in treating ADHD and ASD patients. The Autism Treatment Evaluation Checklist (ATEC) and the Vanderbilt ADHD Diagnostic Parent Rating Scale (VADRS) questionnaire again as our assessment tools in our second efficacy trial. In addition, we had used additional assessment tools, which were also parents’ filled questionnaires, to obtain different measurements of patients’ condition for evaluation. The parent’s qualitative and quantitative assessment scores on the patient’s behavior were compared before, during and after three months of treatment.

Our Leases

We currently maintain offices at Office A & B on 11th Floor, First Commercial Building, 33-35 Leighton Road, Hong Kong. We entered a five-year fixed term lease agreement for the office space on July 15, 2019. The lease expires on July 14, 2024.

We have a separate office rental agreement with Ace United International Limited, which is a company wholly-owned by our founder and CEO. The monthly rent is $4,103 for the premises located at 21st Floor, EIB Tower, 4-6 Morrison Hill Road, Wan Chai, Hong Kong. The agreement is renewable on an annual basis. The rental payment is expensed as incurred. The agreement was terminated in December 2021.

We entered into a three-year lease agreement for an office space at 9th floor, Chinachem Leighton Plaza, 29 Leighton, Causeway Bay, Hong Kong, on August 9, 2021.

During the years ended June 30, 2023 and 2022, we entered into agreements to lease usage of staff quarters with third parties. Each of the leases was for a two-year term.

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

Under the Employment Ordinance, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 15 days depending on the period of employment.

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

Our TCM formulae candidates are derived from a TCM base formula and an adjustable formula developed by our TCM Practitioner based on his TCM brain theory, known as “Sik-Kee Au TCM Brain Theory®”, and has demonstrated reduced severity in patients’ ADHD and ASD conditions, as reflected in lower SKATBT-A3, ATEC, GARS, VADRS and SNAP-IV-26 assessment scores, using the personalized TCM formula in our first research study. The activity and specificity of the TCM base formula have been optimized by the TCM Practitioner in his prior ADHD and ASD treatments. As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three Fixed Adjusted Formula for mild, moderate and severe ADHD and ASD conditions. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the TCM formula based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials.

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

Selling and Marketing Expenses

Expenses in marketing were mainly for marketing initiatives and sponsorship with Non-Governmental Organizations (“NGOs”) and institutions that serves families with ADHD and ASD children, who voluntary sign up as qualified patients to be enrolled in our efficacy trial in the future. As we commercialize our TCM formulae products, we expect that we would incur increased selling and marketing expenses associated with hiring a sales and marketing team, engaging external sales and marketing professional services, and media coverage.

General and Administrative Expenses

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

Research and Development Expenses

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

Results of Operations

Results of Operations for the Years Ended June 30, 2023 and 2022

The following table sets forth our results of operations for the year ended June 30, 2023 compared to the year ended June 30, 2022:

	For the Year Ended	For the Year Ended
	June 30,	June 30,	Change	Change
	2023	2022	Amount	%
OPERATING EXPENSES:
Selling and marketing	$262,664	$25,275	$237,389	939%
General and administrative	4,429,379	5,080,341	(650,962)	(13)%
Research and development	1,581,628	2,512,154	(930,526)	(37)%
Total operating expenses	6,273,671	7,617,770	(1,344,099)	(18)%

LOSS FROM OPERATIONS	(6,273,671)	(7,617,770)	1,344,099	(18)%

OTHER INCOME, NET	211,342	23,215	188,127	810%

LOSS BEFORE INCOME TAXES	(6,062,329)	(7,594,555)	1,532,226	(20)%

PROVISION FOR INCOME TAXES	-	-	-	-

NET LOSS	(6,062,329)	(7,594,555)	1,532,226	(20)%

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(86,658)	-	(86,658)	N/A

COMPREHENSIVE LOSS	(6,148,987)	(7,594,555)	1,445,568	(19)%

Revenue

We have not generated any revenue from the sale of any products for the years ended June 30, 2023 and 2022, respectively.

Selling and Marketing Expenses

Selling and marketing expenses were $0.3 million and $0.03 million for the years ended June 30, 2023 and 2022, respectively. The expenses were primarily attributable to marketing initiatives and sponsorship with Non-Governmental Organizations and institutions that serves families with ADHD and ASD children, who voluntary sign up as qualified patients to be enrolled in our efficacy trial in the future during those periods.

The increased expenses in selling and marketing expenses in the year ended June 30, 2023 compared with the year ended June 30, 2022 were mainly due to increase in the expenses through marketing initiatives.

General and Administrative Expenses

General and administrative expenses were $4.4 million and $5.1 million for the years ended June 30, 2023 and 2022, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, legal, professional fees and consulting services associated with the formation of our company, corporate matters and certain direct and indirect costs associated with services obtained by our company.

The decreased general and administrative expenses in the year ended June 30, 2023 compared with the year ended June 30, 2022 were mainly attributable to (i) approximately $0.6 million decrease in amortization of share-based compensation for our general and administrative personnel, (ii) approximately $0.4 million decrease in professional fees, such as legal services and public relations services as we became a public company listed on the Nasdaq Capital Market, and offset by (iii) approximately $0.3 million increase in traveling, meetings and others mainly due to more business activities since our operation is expanding.

Research and Development Expenses

Research and development expenses were $1.6 million and $2.5 million for the years ended June 30, 2023 and 2022, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, and other third-party services associated with efficacy trials.

The decreased research and development expenses in the year ended June 30, 2023 compared with the year ended June 30, 2022 were mainly attributable to (i) approximately $1.2 million decrease in amortization of share-based compensation for our research and development personnel and offset by (ii) approximately $0.1 million increase in salaries due to the increase in the salaries payments,  (iii) approximately $0.05 million increase in expenses from TCM formulae and materials for product development, (iv) approximately $0.05 million increase in rental expenses and building management fee for rental of office and staff quarters and (iv) approximately $0.1 million increase in services fee for research support, testing equipment and others mainly due to more research and development activities incurred during the year.

Other Income, Net

Other income, net was $0.2 million and $0.02 million for the year ended June 30, 2023 and 2022. The other income was primarily attributable to the receipt of government grants in respect of COVID-19-related subsidies, the Employment Support Scheme provided by the Hong Kong Government under the Anti-Epidemic Fund and the interest income generated from short-term investment. The increase in other income was mainly because (i) approximately $0.01 million increase in subsidies received and (ii) approximately $0.17 million increase in interest income received from short-term investment and bank deposits during the year ended June 30, 2023 when compared to the year ended June 30, 2022.

Provision for Income Taxes

We did not have any provision for income taxes for the years ended June 30, 2023 and 2022.

Net Loss

As a result of the foregoing, we had net loss of $6.1 million and $7.6 million for the years ended June 30, 2023 and 2022, respectively.

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

Selling and Marketing Expenses

Selling and marketing expenses were $0.03 million and $0.002 million for the years ended June 30, 2022 and 2021, respectively. The expenses were primarily attributable to marketing initiatives and sponsorship with Non-Governmental Organizations and institutions that serves families with ADHD and ASD children, who voluntary sign up as qualified patients to be enrolled in our efficacy trial in the future during those periods.

The increased expenses in selling and marketing expenses in the year ended June 30, 2022 compared with the year ended June 30, 2021 were mainly due to increase in the expenses through marketing initiatives.

General and Administrative Expenses

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

The increased general and administrative expenses in the year ended June 30, 2022 compared with the year ended June 30, 2021 were mainly attributable to (i) approximately $1.5 million in amortization of share-based compensation for our general and administrative personnel, (ii) approximately $0.8 million increase in professional fees, such as legal services and public relations services as we became a public company listed on the Nasdaq Capital Market, (iii) approximately $0.8 million increase in salaries due to the increase in the number of staff and bonus payments, (iv) approximately $0.5 million increase in rental expenses due to the rental of new office and staff quarters, and (v) approximately $0.5 million increase in traveling, meetings and others mainly due to more business activities.

Research and Development Expenses

Research and development expenses were $2.5 million and $0.4 million for the years ended June 30, 2022 and 2021, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, and other third-party services associated with efficacy trials.

The increased research and development expenses in the year ended June 30, 2022 compared with the year ended June 30, 2021 were mainly attributable to (i) approximately $1.2 million in amortization of share-based compensation for our research and development personnel, (ii) approximately $0.2 million increase in salaries due to the increase in the number of staff and bonus payments, (iii) approximately $0.3 million increase in rental expenses due to the rental of office and staff quarters and (iv) approximately $0.3 million in expenses from TCM formulae and materials for product development.

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

Taxation

Cayman Islands and British Virgin Islands (“BVI”)

We are incorporated in the Cayman Islands and our primary business operations are conducted through our subsidiaries. Under the current laws of the Cayman Islands and BVI, we are not subject to tax on income or capital gains.

Hong Kong Profits Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2021/2022 and 2022/2023. As from year of assessment of 2020/2021 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

In December 2022, a refined Foreign-sourced Income Exemption (“FSIE”) regime was published in Hong Kong and took effect from January 1, 2023. Under the new FSIE regime, certain foreign sourced income would be deemed as being sourced from Hong Kong and chargeable to Hong Kong Profits Tax, if the recipient entity fails to meet the prescribed exception requirements. Certain dividends, interests, disposal gains and intellectual property income, if any, received by us and our Hong Kong subsidiaries will be subject to the new tax regime. Based on our preliminary analysis, we do not believe this legislation will have a material impact on our financial statements. We will monitor the regulatory developments and continue to evaluate the impact, if any. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

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

With the completion of its IPO and debt conversion, our ability to continue as a going concern was greatly improved. As of June 30, 2023, we had a total of $11.6 million in cash and short-term investment. Our cash and short-term investment consist primarily of cash on hand and time deposits placed with banks, which are unrestricted as to withdrawal and use.

We believe that our current cash and short-term investments balance as of June 30, 2023 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months from the date the audited financial statements were issued. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders.

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

The following summarizes the key components of our cash flows for the years ended June 30, 2023, 2022 and 2021.

	For the Years Ended June 30,
	2023	2022	2021

Net cash used in operating activities	$(4,963,073)	$(5,267,055)	$(767,311)
Net cash provided by (used in) investing activities	58,978	(10,780,876)	-
Net cash provided by financing activities	134,913	22,405,516	439,745
Effect of exchange rate on cash	(83,021)	-	-
Net change in cash	$(4,852,203)	$6,357,585	$(327,566)
Cash, beginning of year	6,416,998	59,413	386,979
Cash, end of year	$1,564,795	$6,416,998	$59,413

Cash Flows

Operating Activities

Fiscal Years Ended June 30, 2023 and 2022

For the years ended June 30, 2023 and 2022, net cash used in operating activities were $4.96 million and $5.27 million, respectively. Net cash used in operating activities was primarily attributable to rental of offices and staff quarters, the hiring of our executive staff, research and development, ramped up marketing efforts and general and administrative activities.

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

Investing Activities

Fiscal Years Ended June 30, 2023 and 2022

For the years ended June 30, 2023 and 2022, net cash provided by (used in) investing activities were $0.06 million and $10.8 million, respectively. Net cash provided by investing activities during the year ended June 30, 2023 was primarily attributable to the mature of short-term investment. On the other hand, the net cash used in investing activities during the year ended June 30, 2022 was primarily attributable to placement of $10 million in a short-term investment; renovation of our new office space and purchase of property and equipment.

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

Financing Activities

Fiscal Years Ended June 30, 2023 and 2022

For the years ended June 30, 2023 and 2022, net cash from financing activities were $0.1 million and $22.4 million, respectively. Net cash from financing activities was primarily attributable to capital contribution from non-controlling interest of subsidiary and net proceeds from initial public offerings.

Fiscal Years Ended June 30, 2022 and 2021

For the years ended June 30, 2022 and 2021, net cash from financing activities were $22.4 million and $0.44 million, respectively. Net cash from financing activities was primarily attributable to net proceeds from initial public offerings.

Contractual Obligations

The following table summarizes our minimum lease payments under operating lease in future periods as of June 30, 2023:

Year Ended June 30, 2023
For the year ending June 30,
2024	$451,384
2025	24,972
2026	-
Total minimum lease payments	$476,356
Less: Amount representing interest	(12,687)

Present value of net minimum lease payments	$463,669

Capital Expenditures

For the years ended June 30, 2023, 2022 and 2021, we had capital expenditures of $0.03 million, $0.78 million and nil, respectively, in relation to our property and equipment. Subsequent to June 30, 2023 and as of the date of this Annual Report, we did not purchase any material equipment for operational use. We do not have any other material commitments to capital expenditures as of June 30, 2023.

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

Off-Balance Sheet Arrangements

As of June 30, 2023, we did not have any off-balance sheet arrangements with unconsolidated entities or persons that had or were reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources; and we did not enter into any guarantees; retained or contingent interests in assets transferred; contractual arrangements that support the credit, liquidity or market risk for transferred assets; obligations that arise or could arise from variable interests held in an unconsolidated entity; or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

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

Other than as disclosed elsewhere in this Annual Report on Form 20-F, for the year ended June 30, 2023, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

Share-based compensation

We measure the cost of the share options based on the grant date fair value of the awards and recognizes compensation cost over the vesting period, which is generally the requisite service period as required by the option agreement. The grant date fair value is estimated using Black Scholes Model and/or the Binomial Model, which involves key assumptions of expected volatility, risk-free interest rate, exercise multiples, expected dividend yield, life of options, and fair value of underlying ordinary shares. For the years ended June 30, 2023, 2022 and 2021, the Company had share-based compensation expenses of approximately $0.9 million, $2.7 million, and nil, respectively.

Deferred tax assets

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized.  In making such determination, our management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. For the years ended June 30, 2023, 2022 and 2021, we provided valuation allowance of approximately $2.9 million, $1.9 million and $0.7 million against deferred tax assets.

Impairment of Long-Lived Assets

We will periodically evaluate the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review and at least annually. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose. For the years ended June 30, 2023, 2022 and 2021, no impairment was made for long-lived assets.

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

Unless otherwise disclosed, the fair value of our financial instruments including cash, prepayment, accrued expenses, other payables – related parties and shareholder’s loans approximates their recorded values due to their short-term maturities. The fair value of the long-term deposit approximates their carrying amounts because the deposit was paid in cash.

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

Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Exchange Act. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this Annual Report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our Annual Report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this Annual Report on Form 20-F. All information provided in this Annual Report on Form 20-F and in the exhibits is as of the date of this Annual Report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position
Yat-Gai Au	51	Chairman, Director and Chief Executive Officer
James Wai Hong Chung	46	Chief Operating Officer and Chief Strategy Officer
Yat-Pui Au	49	Chief Business Officer
Dr. Yi-Chung Chao	59	Director
Evana Yee Wah Hui (1)	51	Independent Director
Paul J. Niewiadomski (2)	53	Independent Director
Dr. Wing Yan (William) Lo (3)	62	Independent Director

(1)	Chair of the Compensation Committee.

(2)	Chair of the Nominating and Corporate Governance Committee.

(3)	Chair of the Audit Committee.

The following is a brief biography of each of our executive officers and directors:

Yat-Gai Au

Mr. Yat-Gai Au is our Chief Executive Officer and has been our director since 2014. He began his career in investment banking at Deutsche Bank and ING Barings and was one of the core team members that won Merger and Acquisitions deal of the year awards in Asia from 1998 to 1999 comprising over $4 billion worth of deals. He is an active property, technology and biotech investor. He funds and participates in several charity events for thousands of underprivileged families and elderlies in Hong Kong and the U.S. During the COVID-19 outbreak, he has donated over 200,000 masks to hospitals, elderlies and needy families. In September 2018, Mr. Au set up Regencell Foundation Limited to further his charitable endeavors. Mr. Yat-Gai Au is the son of the TCM Practitioner, Mr. Sik-Kee Au. Mr. Au graduated from University of California, Berkeley with a Bachelor of Science degree from the Haas School of Business.

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

Yat-Pui Au

Mr. Yat-Pui Au has been our Chief Business Officer since February 2023. He has joined Regencell Bioscience Limited as senior vice president since October 2021. He has more than 24 years of experience in strategic management and business operations. Prior to joining Regencell, he worked at various leading roles in the physical security and property management sectors, where he implemented digital and cloud-based CRM solutions, completed major technology projects for governmental/institutional/private sectors, and streamlined business operations across marketing, finance, IT, HR and operations departments. Mr. Au started his career as a consultant analyst for Computer Sciences Corporation for IT/MIS integrations and deployment. Mr. Au obtained his Bachelor’s degree in Legal Studies from UC Berkeley.

Dr. Yi-Chung Chao, Ph.D.

Dr. Yi-Chung Chao is our director since October 2020. He joined us as Chief Medical Officer of Regencell Bioscience Limited since November 2019 and resigned in December 2022. Since then, he is appointed as our Special Adviser and remain as one of our directors. He is a California board certified Chinese medicine doctor and acupuncturist, as well as a successful entrepreneur and a management leader in Silicon Valley. As the Chief Medical Officer of Regencell Bioscience Limited, he is responsible for including, but not limited to, managing research projects and preparing research reports; developing a methodology for data collection; collecting, recording data and presenting the findings. Dr. Chao’s journey in TCM started when his then 7-year-old son was diagnosed with ASD and subsequently received the TCM Practitioner’s treatment. Intrigued by the successful treatment using Chinese medicine, Dr. Chao started learning and eventually obtained a Master of Science in Traditional Chinese Medicine in Silicon Valley. After passing California board certified Chinese medicine and acupuncture exam in 2017, Dr. Chao has formally immersed himself in the research and development of the medical cases of our TCM Practitioner and continues to learn under his guidance at his clinical practice in Hong Kong. Prior to joining Regencell Bioscience Limited, Dr. Chao was a co-founder and Chief Technology Officer of Telenav, Inc. in Silicon Valley. Dr. Chao obtained his Bachelor’s degree in Mechanical Engineering at the National Taiwan University, a Master’s degree in Aerospace Engineering from University of Texas at Austin, and a Ph.D. in Aeronautics and Astronautics at Stanford University.

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

Dr. Wing Yan (William) Lo

Dr. Wing Yan (William) Lo has been our independent director and member of audit committee, compensation committee and nominating and corporate governance committee since December 2021. He has over three decades of biopharma, academic medicine, corporate governance, and strategic advisory experience. Dr. Lo graduated from Cambridge University with a Master of Philosophy Degree in Pharmacology and a Ph.D. Degree in Molecular Neuroscience. Dr. Lo started his career in McKinsey & Company Inc. as a management consultant and held senior positions in China Unicom, Hongkong Telecom, Citibank HK, I.T Limited, South China Media Group and Kidsland International Holdings Limited in the past. Dr. Lo currently serves as an independent non-executive director of a number of public companies listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE”); Dr. Lo is an independent non-executive director of Television Broadcasts Ltd (HKSE stock code: 511), OCI International Holdings Limited (HKSE stock code: 329), CSI Properties Limited (HKSE stock code: 497), Jingrui Holdings Limited (HKSE stock code: 1862), and Oshidori International Holdings Limited (HKSE stock code: 622). Dr. Lo was also an independent non-executive director of Nam Tai Property Inc. (NYSE stock code: NTP) which was formerly listed on the New York Stock Exchange (“NYSE”). Dr. Lo was appointed a Justice of Peace (JP) of the Government of the Hong Kong Special Administrative Region and is the founding governor of the Charles K. Kao Foundation for Alzheimer’s Disease and the ISF Academy as well as the present chairman of Junior Achievement HK.

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

Family Relationships

Except for the sibling relationship between Mr. Yat-Gai Au and Mr. Yat-Pui Au, there is no family relationship between any of our executive officers and directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

B. Compensation

Executive Compensation

For the year ended June 30, 2023, we paid an aggregate of $0.77 million in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amounts to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in Hong Kong are required by law to make contributions equal to certain percentages of each qualifying employee’s salary to the Mandatory Provident Fund Scheme.

During the year ended June 30, 2023 and 2022, we did not pay any salary and bonus to Mr. Yat-Gai Au, our CEO, for services rendered to us. Pursuant to the employment agreement, as amended and restated, we entered into with Mr. Yat-Gai Au, Mr. Au shall receive an annual base salary of $1, and such compensation is subject to annual review and adjustment by our board of directors. The CEO cannot draw his compensation more than $1 until we reach a market capitalization of $1 billion.

On June 9, 2021, each of Evana Yee Wah Hui and Paul J. Niewiadomski, and our former independent director accepted a letter agreement to act as our independent director and was awarded share options under the 2021 Share Option Plan (as defined below) to purchase 15,585 Ordinary Shares. The share options become effective upon the effectiveness of the registration statement for our IPO when the nominee’s directorship becomes effective. These options are exercisable at $9.50 per share, of which 25% vest on each anniversary over four years following the closing of our IPO and is valid for 10 years once vested.

On January 1, 2022, Dr. Lo accepted a letter agreement to act as our independent director and was awarded share options under the 2021 Share Option Plan to purchase 15,585 Ordinary Shares. These options are exercisable at $31.85 per share, of which 25% vest on each anniversary over four years following the closing of our IPO and is valid for 10 years once vested.

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

Number of Ordinary Shares. The number of Ordinary Shares that may be issued under the Plan is the maximum aggregate number of Ordinary Shares reserved and available pursuant to this Plan shall be the aggregate of (i) 1,235,076 Ordinary Shares, and (ii) on each January 1, starting with January 1, 2022, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Ordinary Shares as may be determined by our board of directors. If there is a forfeiture or termination without the delivery of Ordinary Shares or of other consideration of any option made under the Plan, the Ordinary Shares underlying such option, or the number of Ordinary Shares otherwise counted against the aggregate number of Ordinary Shares available under the Plan with respect to the option, to the extent of any such forfeiture or termination, shall again be, or shall become, available for granting options under the Plan. The number of Ordinary Shares issuable under the Plan is subject to adjustment, in the event of any reorganization, recapitalization, share split, share distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. As of the date of this Annual Report, a total of 1,250,661 Ordinary Shares were authorized for issuance under the Plan, options to purchase 1,250,661 Ordinary Shares have been granted, excluding, if any, awards that were forfeited or canceled after the relevant grant dates and awards that have been vested, and options to purchase 800,008 Ordinary Shares are outstanding.

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

Name	Ordinary Shares Underlying Outstanding Options Granted	Exercise Price ($ per Ordinary Share)	Date of Grant	Date of Expiration
Executive officers as a group	461,043	$9.50	June 2021	Various dates from July 2032 to July 2035
Directors as a group	46,755	From $9.50 to $31.85	Various dates from June 2021 to January 2022	Various dates from July 2032 to January 2036
Other employees as a group	292,210	$9.50	June 2021	Various dates from July 2032 to July 2035

In May 2022, all directors and employees who were previously granted stock options upon our IPO agreed to a further lock-up undertaking for a period of six months after their stock options become vested. As their stock options are set to vest on July 16, 2022, their shares has remained lock-up until January 16, 2023. Subsequently, all directors and employees agreed to further lock-up undertakings until January 20, 2024.

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

Corporate Governance

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market’s corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have followed on home country practice exemption with respect to the requirement of holding an annual general meeting of shareholders no later than one year after the end of its fiscal year-end. We may choose to follow additional home country practices in the future.

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

Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D. Employees

As of June 30, 2023, 2022 and 2021, we had a total of 12, 13 and 7 full-time employees in Hong Kong. As of June 30, 2023, 4 of our full-time employees in Hong Kong were in research and development, 1 was in sales and marketing and 7 were in general administration.

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

E. Share Ownership

See Item 7 below.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of this Annual Report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares; and

●	Each of our director and executive officers.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of the date of this Annual Report, including through the exercise of any options, warrants or other rights or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Ordinary Shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer. Percentages of beneficial ownership are calculated based on 13,012,866 Ordinary Shares outstanding as of the date of this Annual Report. Unless otherwise indicated in the footnotes, the address for each beneficial owner is in the care of our company at 9/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay, Hong Kong.

	Ordinary Shares Beneficially Owned			Percentage of Votes Held
	Number	Percent		Percent
Directors and Executive Officers:
Yat-Gai Au (1)	10,561,594	81.2	%(1)	81.2%
James Wai Hong Chung	-	-		-
Yat-Pui Au	-	-		-
Dr. Yi-Chung Chao	-	-		-
Evana Yee Wah Hui	-	-		-
Paul J. Niewiadomski	-	-		-
Dr. Wing Yan (William) Lo	-	-		-
All directors and executive officers as a group	10,561,594	81.2	%(1)	81.2%
Principal Shareholders:
Yat-Gai Au (1)	10,561,594	81.2%		81.2%
Digital Mobile Venture Ltd.(2)	988,902	7.6%		7.6%

(1)	Represents Ordinary Shares held by Regencell (BVI) Limited, a British Virgin Islands company wholly-owned by Mr. Yat-Gai Au, our founder, director and CEO. Mr. Yat-Gai Au is deemed to be the beneficial owners of these securities.

(2)	Represents Ordinary Shares held by Digital Mobile Venture Ltd., a British Virgin Islands company, in which Samuel Chen and Fiona Chang are the directors and the stockholders according to the Schedule 13G filed by Digital Mobile Venture Ltd. on December 15, 2021. The business address of Digital Mobile Venture Ltd. is c/o Rayson Technology Co. Ltd., 5F, No. 550, Ruei Guang Road, Taipei, Taiwan.

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

Rental Agreement with Ace United International Limited

On December 23, 2020, we entered into an office rental agreement with Ace United International Limited, which is a company wholly owned by our Founder and CEO. The monthly rental is $4,103 and the terms of the agreement from the 1st of January to the 31st of December each year are renewed on an annual basis. The rental agreement was terminated in December 2021. The rental payment is expensed as incurred. During the years ended June 30, 2023, 2022 and 2021, the rental expenses were nil, $24,615 and $49,230, respectively. The balance due to Ace United International Limited was nil as of June 30, 2023 and 2022.

Other Payables with Our Executive Management

As of June 30, 2023 and 2022, other payables – related parties represented reimbursement to related parties and our executive management, Mr. Chung, Mr. Au and Mr. Lee for out-of-pocket expenses incurred for business purposes. The balances due to Mr. Chung, Mr. Au and Mr. Lee were approximately $1,476, $5,512 and nil respectively as of June 30, 2023 and nil, $2,994 and $2,094 respectively as of June 30, 2022.

During the years ended June 30, 2023 and 2022, the expenses paid for TCM formulae and materials for product development to Regeneration Company Limited, a related company, were approximately $0.6 million and $0.3 million, respectively. The balance due to Regeneration Company Limited was $1,506 and $10,561 respectively as of June 30, 2023 and 2022.

During the year ended June 30, 2023, the expenses paid for services fee for research support to Regencell Bioscience Asia Sdn. Bhd., a related company, were approximately $0.03 million. The balance due to Regencell Bioscience Asia Sdn. Bhd., was $2,076 as of June 30, 2023.

Loan Agreement between Regencell Bioscience Limited and Mr. Yat-Gai Au

As of June 30, 2023 and 2022, we had outstanding shareholder loans amounting to nil and nil, respectively, from Mr. Yat-Gai Au, our founder, director and CEO. The amounts borrowed are non-interest bearing and due on-demand. On November 10, 2020, Regencell Bioscience Limited entered into a loan agreement with Mr. Yat-Gai Au to evidence the existing loan and document their oral agreements of the terms and conditions of such existing loan when such loan was initially generated (the “Loan Agreement”). The Loan Agreement also sets forth that Mr. Yat-Gai Au will continue to make a loan to us for daily operation and research activities. The use of loan shall be agreed and determined by both parties before granting the loan. All loans shall bear 0% interest per annum. The maturity date of such loans is June 30, 2021, subject to an indefinite extension if agreed by the parties in writing.

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

As of June 30, 2023, and 2022, we had outstanding shareholder loans amounting to nil, from the Founder and CEO.

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

Based on the value of our assets for our taxable year ending June 30, 2023, including the value of our goodwill, and the composition of our income and assets in such taxable year, while there can be no assurances, we believe we were not a PFIC for our taxable year ending June 30, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects. The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we may be or may become a PFIC, depends on the interpretation of certain United States Treasury regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years. In particular, especially until we become revenue-generating, our PFIC status may depend, in part, on the receipt and treatment of other sources of income (including government grants) in excess of passive income from interest-bearing accounts or other investments.

Furthermore, for purposes of the asset test described above, goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income, and the value of our assets, including goodwill, generally will be calculated using the market price of our Ordinary Shares, which may fluctuate considerably, especially in times of high market volatility. Accordingly, fluctuations in the market price of our Ordinary Shares may affect our PFIC status for any taxable year. In addition, cash is generally characterized as a passive asset for these purposes, so the composition of our income and assets will be affected by how, and how quickly, we spend the cash that we hold. Accordingly, we cannot assure you that we were not a PFIC for our taxable year ending June 30, 2023 or that we will not be a PFIC for our current taxable year or any future taxable year. Accordingly, we cannot assure you that we were not a PFIC for our taxable year ending June 30, 2023 or that we will not be a PFIC for our current taxable year or any future taxable year. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raised in our IPO) that may not be within our control. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raised in our IPO) that may not be within our control.

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

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For purposes of this Item 11, reference to the “Group” means Regencell Bioscience Holdings Limited and all of its subsidiaries.

Foreign Exchange Risk

Currency risk is the risk that the value of financial assets or liabilities will fluctuate due to changes in foreign exchange rates.

As of June 30, 2023, 2022 and 2021, the Group has no significant foreign currency risk because most of the transactions are denominated in Hong Kong dollar or the United States dollar. Since Hong Kong dollar is pegged to the United States dollar, the Group’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

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

From the effective date of the registration statement on Form F-1 to June 30, 2023, the ending date of the reporting period of this Annual Report, our expenses incurred and paid to others in connection with the issuance and distribution of our Ordinary Shares in our IPO totaled $2.26 million, which included $1.83 million for underwriting discounts and commissions and $0.43 million for other expenses. None of the transaction expenses included any direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

We received net proceeds of approximately $22.67 million from our IPO, including the exercise of over-allotment option, after deducting these total expenses.

From the effective date of the registration statement on Form F-1 to June 30, 2023, the ending date of the reporting period of this Annual Report, we used approximately $3.7 million for staff salaries; approximately $1.1 million for general and administrative expenses, marketing, research and development and potential expansion of new businesses, approximately $2.6 million for facilities rental, renovations and equipment; approximately $1.1 million for second research study; approximately $0.02 million for product and intellectual properties registration; approximately $2.2 million for working capital and other general corporate purposes; and approximate $0.4 million to repay our shareholder loan with Mr. Yat-Gai Au. Other than as disclosed above, none of the net proceeds from our IPO were paid, directly or indirectly, to any of our directors, officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of June 30, 2023, $11.6 million of the net proceeds from our IPO remained unused. We have placed the remaining net proceeds from our IPO in our savings account and short-term investment. We still intend to continue to use the net proceeds from our IPO as disclosed in our registration statements on Form F-1.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that our disclosure controls and procedures were not effective as of June 30, 2023 because of the material weaknesses in our internal control over financial reporting identified, as described in “Management’s Annual Report on Internal Control over Financial Reporting” below.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2023 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management has concluded that our internal control over financial reporting was ineffective as of June 30, 2023, due to the material weaknesses in our internal control over financial reporting identified.

In connection with the preparation and audit of our consolidated financial statements as of and for the year ended June 30, 2023, our management identified the following three material weaknesses in our internal control over financial reporting: (1) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; and (3) our lack of segregation of duties for certain key functions due to limited staff and resources.

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

Attestation Report of the Registered Public Accounting Firm

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of June 30, 2023, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting. This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company was notified by Friedman LLP, the Company’s former independent registered public accounting firm, that effective September 1, 2022, Friedman LLP merged with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman LLP continued to serve as the Company’s independent registered public accounting firm through December 31, 2022. On February 22, 2023, the audit committee of the board of directors of the Company approved the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as the independent registered public accounting firm of the Company. The services previously provided by Friedman LLP are now provided by Marcum Asia.

The following table represents the approximate aggregate fees for services rendered by Friedman LLP and Marcum Asia, our independent registered public accounting firm, for the periods indicated:

	For the Years Ended June 30,
	2023	2022
Marcum Asia
Audit Fees	$120,000	$-
Audit Related Fees	-	-
Friedman LLP
Audit Fees	-	120,000
Audit Related Fees	30,000	42,000
Total Fees	$150,000	$162,000

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company was notified by Friedman LLP, the Company’s then independent registered public accounting firm, that effective from September 1, 2022, Friedman LLP merged with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman LLP continued to serve as the Company’s independent registered public accounting firm through December 31, 2022. On February 16, 2023, the Company engaged Marcum Asia to serve as the independent registered public accounting firm of the Company. On February 22, 2023, the audit committee of the board of directors of the Company approved the engagement of Marcum Asia to serve as the independent registered public accounting firm of the Company. The services previously provided by Friedman LLP are now provided by Marcum Asia.

See the current report on Form 6-K (File No. 001-40617) filed by the Company with the SEC on March 17, 2023 with respect to the disclosure and Friedman LLP’s letter to the SEC as required under this Item 16F.

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

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

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

2.2

Description of Securities (incorporated by reference to Exhibit 2.2 from our annual report on Form 20-F for the fiscal year ended June 30, 2022 (File No. 001-40617) filed with the SEC on October 31, 2022)

4.1	Deed of Rights Transfer, Strategic Partnership and Undertaking between Sik-Kee Au and Regencell Bioscience Limited dated January 1, 2018 (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.2	Amended and Restated Employment Agreement by and between CEO Yat-Gai Au and Regencell Bioscience Holdings Limited dated February 2, 2021 (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.3	Supplemental Agreement of Deed of Rights Transfer, Strategic Partnership and Undertaking between Sik-Kee Au and Regencell Bioscience Limited dated November 10, 2020 (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.4	Loan Agreement between Yat-Gai Au and Regencell Bioscience Limited dated November 10, 2020 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.5	Employment Agreement between Mr. James Wai Hong Chung and Regencell Bioscience Limited dated July 6, 2015 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.6*	Employment Agreement between Yat-Pui Au and Regencell Bioscience Limited dated September 7, 2021

4.7	Convertible Promissory Note issued by Regencell Bioscience Holdings Limited dated March 18, 2021 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.8	Form of Director Offer Letter (incorporated by reference to Exhibit 10.11 from Amendment No. 2 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 11, 2021)

4.9	Form of Option Agreement (incorporated by reference to Exhibit 10.12 from Amendment No. 2 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 11, 2021)

4.10	2021 Share Option Plan (incorporated by reference to Exhibit 10.13 from Amendment No. 3 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 23, 2021)

4.11	Joint Venture Agreement by and between Regencell Bioscience Limited and Honor Epic Enterprises Limited, dated September 2, 2021 (incorporated by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-40617) filed with the SEC on September 7, 2021)

8.1*	List of Subsidiaries and Affiliated Entities

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	October 27, 2023

REGENCELL BIOSCIENCE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Regencell Bioscience Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Regencell Bioscience Holdings Limited (the “Company”) as of June 30, 2023, the related consolidated statement of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the year ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2020. (such date takes into account the acquisition of certain assets of Freidman LLP by Marcum Asia CPAs LLP effective September 1, 2022)

New York, New York
October 27, 2023

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Regencell Bioscience Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Regencell Bioscience Holdings Limited and Subsidiaries (collectively, the “Company”) as of June 30, 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended June 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Friedman LLP

Friedman LLP

We served as the Company’s auditor from 2020 through 2022.

New York, New York

October 31, 2022

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED Balance sheets

	June 30,	June 30,
	2023	2022
ASSETS
CURRENT ASSETS
Cash	$1,564,795	$6,416,998
Short-term investment	10,000,000	10,000,000
Prepayments and other receivables	56,548	27,598
Total current assets	11,621,343	16,444,596

OTHER ASSETS
Property and equipment, net	440,829	712,594
Long-term deposits	108,499	114,302
Right-of-use assets, net	451,084	747,426
Total other assets	1,000,412	1,574,322

Total assets	$12,621,755	$18,018,918

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses	158,081	151,127
Other payables – related parties	10,570	15,650
Operating lease liabilities – current	438,263	410,987
Total current liabilities	606,914	577,764

NON CURRENT LIABILITIES
Operating lease liabilities – non – current	25,406	360,268

Total liabilities	632,320	938,032

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.00001 par value, 100,000,000 shares authorized, and 13,012,866 shares and 13,012,866 shares issued and outstanding as of June 30, 2023 and 2022, respectively	130	130
Additional paid-in capital	29,431,927	28,509,304
Accumulated deficit	(17,315,066)	(11,443,936)
Accumulated other comprehensive loss	(86,658)	-
Total equity attributed to shareholders of the Company	12,030,333	17,065,498
Non-controlling interest	(40,898)	15,388
Total shareholders’ equity	11,989,435	17,080,886

Total liabilities and shareholders’ equity	$12,621,755	$18,018,918

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended June 30,
	2023	2022	2021

OPERATING EXPENSES:
Selling and marketing	$262,664	$25,275	$1,576
General and administrative (including share-based compensation of $0.9 million, $1.5 million and nil for the year ended June 30, 2023, 2022 and 2021 respectively)	4,429,379	5,080,341	941,463
Research and development (including share-based compensation of $0.03 million, $1.2 million and nil for the year ended June 30, 2023, 2022 and 2021 respectively)	1,581,628	2,512,154	438,323
Total operating expenses	6,273,671	7,617,770	1,381,362

LOSS FROM OPERATIONS	(6,273,671)	(7,617,770)	(1,381,362)

OTHER INCOME, NET	211,342	23,215	34,617

LOSS BEFORE INCOME TAXES	(6,062,329)	(7,594,555)	(1,346,745)

PROVISION FOR INCOME TAXES	-	-	-

NET LOSS	$(6,062,329)	(7,594,555)	$(1,346,745)

NET LOSS ATTRIBUTABLE TO:
Shareholders of the Company	$(5,871,130)	$(7,445,943)	$(1,346,745)
Non-controlling interest	(191,199)	(148,612)	-

	$(6,062,329)	$(7,594,555)	$(1,346,745)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(86,658)	-	-

COMPREHENSIVE LOSS	$(6,148,987)	(7,594,555)	$(1,346,745)

NET COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of the Company	$(5,957,788)	$(7,445,943)	$(1,346,745)
Non-controlling interest	(191,199)	(148,612)	-

	$(6,148,987)	$(7,594,555)	$(1,346,745)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	13,012,866	12,805,707	10,000,000

LOSS PER SHARE
Basic and diluted*	$(0.45)	$(0.58)	$(0.13)

*	Giving retroactive effect to the 1000-for-1 share split effected on May 31, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF changeS in SHAREHOLDERS’ EQUITY(DEFICIT)

	Ordinary Shares		Additional paid-in	Accumulated Other comprehensive	Accumulated	Non-controlling
	Shares*	Par value	Capital	loss	deficit	interest	Total
BALANCE, June 30, 2020	10,000,000	$100	$256	$-	$(2,651,248)	$-	$(2,650,892)

Net loss	-	-	-	-	(1,346,745)	-	(1,346,745)
BALANCE, June 30, 2021	10,000,000	$100	$256	$-	$(3,997,993)	$-	$(3,997,637)

Issuance of shares upon initial public offering and over allotment, net	2,625,000	26	22,200,060	-	-	-	22,200,086
Issuance of warrants	-	-	301,085	-	-	-	301,085
Issuance of shares upon conversion of convertible bonds	342,105	3	3,249,997	-	-	-	3,250,000
Share-based compensations	-	-	2,757,907	-	-	-	2,757,907
Capital contribution from non-controlling interest of a subsidiary	-	-	-	-	-	164,000	164,000
Exercise of warrants	45,761	1	(1)	-	-	-	-
Net loss	-	-	-	-	(7,445,943)	(148,612)	(7,594,555)
BALANCE, June 30, 2022	13,012,866	$130	$28,509,304	$-	$(11,443,936)	$15,388	$17,080,886

Share-based compensations	-	-	922,623	-	-	-	922,623
Capital contribution from non-controlling interest of a subsidiary	-	-	-	-	-	134,913	134,913
Net loss	-	-	-	-	(5,871,130)	(191,199)	(6,062,329)
Foreign currency translation adjustment	-	-	-	(86,658)	-	-	(86,658)

BALANCE, June 30, 2023	13,012,866	$130	$29,431,927	$(86,658)	$(17,315,066)	$(40,898)	$11,989,435

*	Giving retroactive effect to the 1000-for-1 share split effected on May 31, 2021

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF cash flow

	For the Year Ended June 30,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,062,329)	$(7,594,555)	$(1,346,745)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	293,135	150,147	26,456
Amortization of right-of-use asset	476,552	454,250	-
Share-based compensation	922,623	2,757,907	-
Interest income	(85,400)	(10,733)	-
Loss on disposal of property and equipment	1,415	-	-
Change in operating assets and liabilities
Prepayments and other receivables	(28,950)	(9,429)	(7,436)
Long-term deposits	5,803	(95,196)	(388)
Accrued expenses	6,954	(421,863)	477,990
Operating lease liabilities	(487,672)	(430,421)	-
Other payables – related parties	(5,080)	(67,162)	82,812
Net cash used in operating activities	(4,962,949)	(5,267,055)	(767,311)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(27,392)	(780,876)	-
Proceed from disposal of property and equipment	970	-	-
Proceed from mature of short-term investment	10,085,400	-	-
Placement of short-term investment	(10,000,000)	(10,000,000)	-
Net cash provided by (used in) investing activities	58,978	(10,780,876)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of deferred offering costs	-	-	(172,314)
(Repayment of) proceeds from shareholder’s loans	-	(431,969)	612,059
Proceeds from initial public offering, net	-	22,673,485	-
Capital contribution from non-controlling interest of a subsidiary	134,913	164,000	-
Net cash provided by financing activities	134,913	22,405,516	439,745

EFFECT OF EXCHANGE RATE ON CASH	(83,145)	-	-

NET CHANGE IN CASH	(4,852,203)	6,357,585	(327,566)

CASH, beginning of year	6,416,998	59,413	386,979

CASH, end of year	$1,564,795	$6,416,998	$59,413

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW (CONTINUED)

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

Supplemental disclosure of non-cash financing activities:
Conversion of shareholder loan to convertible note payable – related party	$-	$-	$3,250,000
Conversion of convertible note payable – related party to ordinary shares	-	3,250,000	-
Issue of warrants	-	301,085	-
Deferred IPO costs reclassed to Additional paid-in capital	-	172,314	-
Right-of-use assets obtained in exchange of lease liabilities	189,767	1,437,069	-
Early termination of right-of-use assets in exchange of lease liabilities	(40,353)	-	-

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

Note 2 – Summary of significant accounting policies

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

Cash

Cash represents demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. All of the cash balances as at June 30, 2023 and 2022, were maintained at financial institutions in Hong Kong, and were insured by the Hong Kong Deposit Protection Board up to a limit of HK $500,000 (approximately $64,000) per depositor per scheme member in an event of bank failure.

Short term investment

Short term investment represents certificates of bank deposits or time deposits that have a maturity, at the date of purchase, of less than one year.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the year ended June 30, 2023, 2022 and 2021, no impairment loss on long-lived assets was recognized.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investment, prepayment, accrued expenses, other payables – related parties and shareholder’s loans approximates their recorded values due to their short-term maturities. The fair value of the long-term deposits approximates their carrying amounts because the deposit was paid in cash.

Selling and Marketing Expenses

Sales and marketing expenses were mainly for marketing initiatives and sponsorship with Non-Governmental Organizations (“NGOs”) and institutions that serves families with ADHD and ASD children, who voluntary sign up as qualified patients to be enrolled in our efficacy trial in the future. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended June 30, 2023, 2022 and 2021, the advertising expenses were approximately $0.3 million, nil and nil, respectively.

Research and development Expenses

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

Employee benefit plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. For the years ended June 30, 2023, 2022 and 2021, the contribution made was approximately $25,320, $29,677 and $14,512, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2023, 2022 and 2021.

(Loss) earnings per share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended June 30, 2023, 2022 and 2021, there were no dilutive shares.

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

Recently issued accounting pronouncements

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which was effective from January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Finance–l Instruments – Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, 9 which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13, fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The guidance will be effective for the Company beginning July 1, 2023, and interim periods therein.  The Company has not yet adopted this pronouncement and is currently assessing the impact of adopting this standard on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

Note 3 – Property and equipment, net

Property and equipment consist of the following:

	June 30, 2023	June 30, 2022

Leasehold improvement	$621,417	$601,527
Office furniture, equipment and others	74,104	74,578
Motor vehicles	221,472	222,608
Total	916,993	898,713
Less: accumulated depreciation	(476,164)	(186,119)
Total	$440,829	$712,594

Depreciation expense for the years ended June 30, 2023, 2022 and 2021, amounted to $293,135, $150,147 and $26,456, respectively.

During the year ended June 30, 2023, 2022 and 2021, there was a loss on disposal of property and equipment amounted to approximately $1,415, nil and nil respectively.

Note 4 – Accrued expenses

Accrued expenses represent salary and welfare payables, professional fees, utilities, and payables for other operating expenses.

Note 5 – Convertible note payable – related party

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

On July 20, 2021, the note was automatically converted into 342,105 Ordinary Shares at a price of $9.50 per share. As of June 30, 2023 and 2022, the principal balance was nil and no outstanding balance.

Note 6 – Related Party Transaction

Other payables – related parties

During the years ended June 30, 2022 and 2021, the Company has an office rental agreement with Ace United International Limited, which is a company wholly owned by the Company’s Founder and CEO. The Company has paid a monthly rent of $4,103 and the terms of the agreement are renewed on an annual basis. The rental agreement was terminated in December 2021. The rental payment is expensed as incurred. During the year ended June 30, 2023, 2022 and 2021, the rental expenses were nil and $24,615 and $49,230, respectively. The balance due to Ace United International Limited was nil as of June 30, 2023 and 2022.

During the years ended June 30, 2023 and 2022, other payables – related parties represent reimbursement from related parties and the Company’s executive management, Mr. Chung, Mr. Au and Mr. Lee for out-of-pocket expenses incurred for business purposes. The balances due to Mr. Chung, Mr. Au and Mr. Lee was approximately $1,476, $5,512 and nil respectively as of June 30, 2023 and nil, $2,994 and $2,094 respectively as of June 30, 2022.

During the years ended June 30, 2023 and 2022, the expenses paid for TCM formulae and materials for product development to Regeneration Company Limited, a related company, were approximately $0.6 million and $0.3 million, respectively. The balance due to Regeneration Company Limited was $1,506 and $10,561 respectively as of June 30, 2023 and 2022.

During the year ended June 30, 2023, the expenses paid for services fee for research support to Regencell Bioscience Asia Sdn. Bhd., a related company, were approximately $0.03 million. The balance due to Regencell Bioscience Asia Sdn. Bhd., was $2,076 as of June 30, 2023.

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

As of June 30, 2023, and 2022, the Company has no outstanding Shareholder Loans from the Founder and CEO. The amounts borrowed were non-interest bearing and due on-demand.

Note 7 – Taxes

Income tax

The income tax provision consisted of the following components:

For the year ended June 30,
	2023	2022	2021

Current:
Hong Kong	$-	$-	$-

Deferred:
Hong Kong	-	-	-
Total provision for income taxes	-	-	-

Cayman Islands and British Virgin Islands (“BVI”)

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands or BVI withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the years ended June 30, 2023, 2022 and 2021.

The following table reconciles statutory tax rates to the Company’s effective tax rate for the periods indicated below:

	For the year ended June 30,
	2023	2022	2021
Tax benefit calculated at statutory tax rate	16.5%	16.5%	16.5%
Valuation allowance	(16.5)%	(16.5)%	(16.5)%
Effective tax rate	0.0%	0.0%	0.0%

The following table sets forth the significant components of the aggregate deferred tax assets:

	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021
Deferred tax assets:
Net operating loss carry forwards	$2,305,767	$1,457,716	$659,669
Share-based compensation expenses	607,288	455,055	-
Less: valuation allowance	(2,913,055)	(1,912,771)	(659,669)
Deferred tax asset, net	$-	$-	$-

The following table sets forth the changes in valuation allowance:

	For the year ended June 30, 2023	For the year ended June 30, 2022
Balance at beginning of the year	$1,912,771	$659,669
Addition	1,000,284	1,253,102
Balance at end of the year	$2,913,055	$1,912,771

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon historical operating results and projections for future taxable income, management provided full valuation allowance for the deferred tax assets for the years ended June 30, 2023 and 2022. As of June 30, 2023 and 2022, tax loss carry-forward amounted to approximately $14 million and $9 million, respectively can be carried forward indefinitely.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2023, and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended June 30, 2023 and 2022. The Company’s major tax jurisdiction is Hong Kong. The tax years 2017 through 2023 remain subject to examination by the Hong Kong Inland Revenue Department (the “HKIRD”). The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2023.

Note 8 – Shareholder’s equity (deficit)

Ordinary Shares

Regencell Bioscience Holdings Limited (Cayman) was established under the laws of Cayman Islands on October 30, 2014. The authorized number of Ordinary Shares is 100,000,000 shares with a par value of $0.00001 per ordinary share, and 13,012,866 Ordinary Shares and 13,012,866 Ordinary Shares were issued and outstanding as of June 30, 2023 and 2022, respectively.

On May 31, 2021, the board of directors approved a share split of the Company’s authorized number of Ordinary Shares at a ratio of 1,000-for-1. After the share split, the Company’s authorized number of Ordinary Shares was 100,000,000 shares with par value of $0.00001 per share and 10,000,000 shares were issued and outstanding accordingly. The Company believes it is appropriate to reflect these share issuances as nominal share issuance on a retroactive basis similar to share split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented.

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

For the year ended June 30, 2023 and 2022, key inputs used to estimate the fair value of share options on the grant dates are as follows:

Black-Scholes option pricing model

Options granted in June 2021
Risk-free interest rate	0.87%
Expected life of the options	6.25 years
Expected volatility	64.75%
Expected dividend yield	0.00%
Fair value	$5.45

Binomial option pricing model

Options granted in January 2022
Fair value of the ordinary shares on the date of option grant	$31.85
Risk-free interest rate	1.53% to 1.589%
Option life	10 years
Expected volatility	88.68% to 94.17%
Expected dividend yield	0.00%
Exercise price	$31.85
Expected early exercise multiple	2.80

A summary of activities of the share options for the years ended June 30, 2023 and 2022 are presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Grant-date Fair value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		$	$	Year	$
Outstanding as of July 1, 2021	1,235,076	9.50	5.45	9.05	-
Granted	15,585	31.85	23.84	-	-
Expired, forfeited or cancelled	(275,327)	9.50	5.45	-	-
Outstanding as of June 30, 2022	975,334	9.86	5.45	9.06	24,137,435
Granted	-	-	-	-	-
Expired, forfeited or cancelled	(175,326)	9.50	5.45	-	-
Outstanding as of June 30, 2023	800,008	9.94	5.81	8.06	10,608,693
Exercisable as of June 30, 2023	-	-	-	-	-

During the year ended June 30, 2023, the Company recognized share-based compensation expense of $922,623 (2022: $2,757,907) for share options granted.

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

The aggregated fair value of the Public Offering Warrants on July 20, 2021 was $0.27 million. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $9.27; risk free rate of 0.68%; expected term of 5 years; exercise price of the warrants of $10.45; volatility of 65.24%; and expected future dividends of nil. As of June 30, 2023 and the date of this report, all warrants were issued and exercised.

The aggregated fair value of the overallotment Warrants on August 19, 2021 was $0.03 million. The fair value has been estimated using the Binomial model with the following weighted-average assumptions: market value of underlying share of $6.30; risk free rate of 0.77%; expected term of 5 years; exercise price of the warrants of $10.45; volatility of 82.66%; and expected future dividends of nil. As of June 30, 2023 and the date of this report, all warrants were issued and exercised.

A summary of activities of the warrants for the years ended June 30, 2023 and 2022 is presented as follows:

	Number of warrants	Weighted average exercise price
Outstanding as of July 1, 2021	-	-
Issued	65,625	10.45
Exercised	(45,761)	10.45
Expired	(19,864)	10.45
Outstanding as of June 30, 2022 and 2023	-	-

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

During the year ended June 30, 2022 and 2023, we entered into agreements to lease usage of staff quarters with third parties. Each of the leases was for a two-year term.

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

	Classification	Year Ended June 30, 2023	Year Ended June 30, 2022

Operating lease costs	General and administrative expenses	$364,817	$407,455
Operating lease costs	Research and development expenses	111,735	46,795
Short term lease costs	General and administrative expenses	-	28,593

Balance sheet information related to leases consists of the following:

	Classification	June 30, 2023	June 30, 2022
Assets
Operating lease – ROU assets	Right-of-use assets	$451,084	$747,426

Liabilities
Operating lease liabilities	Current portion	$438,263	$410,987
Operating lease liabilities	Non-current portion	25,406	360,268
Total lease liabilities		$463,669	$771,255

Weighted average remaining term (years)
Operating leases		0.82	1.75

Weighted average discount rate
Operating leases		5.00%	5.00%

The following table sets forth the Company’s minimum lease payments in future periods:

June 30, 2023
For the years ending June 30,
2024	$451,384
2025	24,972
2026	-
Total minimum lease payments	$476,356
Less: imputed interest	(12,687)

Total:	$463,669

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

Note 11 – Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based on the review, the Company did not identify any subsequent event that would have required adjustment or disclosure in the consolidated financial statements.