Form 20-F
period 2024-06-30
Regencell Bioscience Holdings Ltd
filed 2024-10-25
CIK 1829667

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

As of June 30, 2024, the issuer had 13,012,866 ordinary shares issued and outstanding.

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

Unless otherwise indicated or the context requires otherwise, references in this Annual Report to:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this Annual Report only;

●	“Hong Kong” is to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this Annual Report only;

●	“HK$” or “Hong Kong dollar” refers to the legal currency of Hong Kong;

●	“Regencell Bioscience Holdings” is to Regencell Bioscience Holdings Limited, a Cayman Islands exempted company incorporated under the laws of Cayman Islands;

●	“Regencell Bioscience Limited” is to Regencell Bioscience Limited, a Hong Kong limited liability company organized under the laws of Hong Kong and a wholly-owned subsidiary of Regencell Bioscience Holdings Limited;

●	“Regencell (BVI) Limited” is to Regencell (BVI) Limited, a British Virgin Islands business company organized under the laws of British Virgin Islands;

●	“Regencell Limited” is to Regencell Limited, a Hong Kong limited liability company organized under the laws of Hong Kong and a wholly-owned subsidiary of Regencell Bioscience Holdings Limited;

●	“Shares”, “shares” or “Ordinary Shares” are to the Ordinary Shares of Regencell Bioscience Holdings Limited, par value $0.00001 per share;

●	“TCM” refers to Traditional Chinese Medicine;

●	“The TCM Practitioner” or “our TCM Practitioner” refers to our strategic TCM research partner, Mr. Sik-Kee Au, father of our Chief Executive Officer (“CEO”) and director;

●	“US$,” “$” or “US dollar” refers to the legal currency of the United States; and

●	“We,” “us,” “RGC,” the “Company,” “our company” or the “Group” are to one or more of Regencell Bioscience Holdings and its affiliated entities.

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

We are an early-stage TCM bioscience company with a limited operating history that focuses on the research, development and commercialization of TCM for the treatment of neurocognitive disorders and degenerations, specifically Attention Deficit Hyperactivity Disorder (“ADHD”) and Autism Spectrum Disorder (“ASD”). We have incurred operating losses since our formation. We incurred total net losses of $4.36 million and $6.06 million, respectively, for the fiscal years ended June 30, 2024 and 2023. The likelihood of success of our business plan and growth strategy must be considered in light of the problems, substantial expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early-stage businesses and the regulatory and competitive environment in which we operate.

Accordingly, you should consider our annual report in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially early-stage bioscience research companies such as ours. Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history will face. In particular, potential investors should consider that we cannot assure you that we will be able to, among other things:

●	successfully implement or execute our current business plan, and we cannot assure you that our business plan is sound;

●	successfully manufacture and commercialize our standardized liquid-based TCM formulae treatment for mild, moderate and severe ADHD and ASD patients after our second research studies;

●	successfully complete the research studies to obtain regulatory approval for the marketing of our TCM formulae candidates;

●	obtain, secure, maintain and, as necessary, defend our intellectual property rights;

●	attract and retain an experienced management and research team;

●	launch commercial sales of our standardized liquid-based TCM formulae candidates, whether alone or in collaboration with others;

●	raise sufficient funds in the capital markets or otherwise to effectuate our business plan; and

●	utilize the funds that we do have and/or raise in the future to efficiently execute our business strategy;

If we cannot successfully execute any one of the foregoing, our business may fail and your investment will be adversely affected.

We have not generated revenue from any TCM formulae candidates or applied for any regulatory approvals, nor have distribution capabilities or experience or any granted patents or pending patent applications and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. As of the date of this Annual Report, we have not applied for any regulatory approvals, we have no granted or pending patent applications and we have no distribution capabilities or experience, and we have not generated any revenue from our development stage TCM formulae candidates and we do not know when, or if, we will generate any such revenue. We do not expect to generate significant revenue unless and until we obtain market approval of our standardized TCM formulae candidates, produce and commercialize products based on such TCM formulae. Our ability to generate future revenue from sales of products based on our TCM formulae depends heavily on our success in many areas, including but not limited to:

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

We cannot commercialize standardized TCM formulae candidates in Hong Kong, where we intend to launch our first standardized TCM formulae and products, without first obtaining regulatory approval from authorities concerned in Hong Kong. The process to develop, obtain regulatory approval for, and commercialize standardized TCM formulae candidates is long, complex, and costly and approval may not be granted. Obtaining regulatory approval in one jurisdiction does not mean that regulatory approval will be obtained in any other jurisdiction. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. No assurance can be given that we can obtain regulatory approval in Hong Kong, even if our TCM formulae candidates obtain approval from the Hong Kong Chinese Medicines Board. We would still need to seek approval in other jurisdictions where we plan to market the product. Any safety issues, product recalls, or other incidents related to products approved and marketed in one jurisdiction may impact the approval of those products by another jurisdiction. If we are unable to obtain regulatory approval for our standardized TCM formulae candidates in one or more jurisdictions, or any approval contains significant limitations imposed on certain standardized TCM formulae candidates, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of our TCM formulae candidates or any other TCM formulae candidates that we may acquire or develop in the future.

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

The success of our product candidates will depend on several factors, including but not limited to the following:

●	receipt of regulatory approvals from applicable regulatory authorities for drug product candidates or, alternatively, compliance with regulatory requirements applicable to non-drug products;

●	establishing current Good Manufacturing Practices (“GMP”) compliant supply and commercial manufacturing operations or deciding with GMP-compliant third-party manufacturers for supply and commercial manufacturing;

●	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

●	launching commercial sales of our product candidates, if and when approved or allowed for marketing, whether alone or in collaboration with others; and

●	maintaining a continued acceptable safety profile of the product candidates following approval or commercialization.

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

We conduct research studies involving TCM formulae candidates whose activity and specificity have been optimized by our TCM Practitioner in his prior ADHD and ASD treatments. Timely completion of research studies in accordance with the protocols depends, among other things, on our ability to enroll a sufficient number of patients who meet the efficacy trial criteria and remain in the study until the conclusion. We may experience difficulties enrolling and retaining appropriate patients in our efficacy trial for a variety of reasons, including but not limited to:

●	the size and nature of the patient population;

●	eligibility of patients based on our criteria;

●	the specific design of each study and subsequent changes in the design;

●	our ability to recruit personnel with the appropriate competencies and experience;

●	competing research studies for similar therapies or other new therapeutics, which will reduce the number and types of patients available;

●	patients’ perceptions of the potential advantages and side effects of the TCM formulae being studied in relation to other available therapies, including any new drug candidates or treatments that may be approved for the indications we are investigating;

●	our ability to obtain and maintain patient consents;

●	patients’ attrition; and

●	the availability of approved therapies that are similar to our TCM formulae candidates.

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

As of the date of this Annual Report, our second efficacy trial in ADHD and ASD in Hong Kong is ongoing. However, there is no assurance that whether our second efficacy trial needs to be redesigned. Research studies can be delayed or aborted for a variety of reasons, including delay or failure to:

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

If any of our TCM formulae candidates are approved for marketing and commercialization and we are unable to develop, manufacture, sales, marketing and distribution capabilities on our own or enter into agreements with third parties to produce and sell our products on acceptable terms, we will be unable to successfully commercialize any such future therapeutics.

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

We also rely on trade secrets, including unpatented know-how, technology and TCM related regulatory protection, to maintain our competitive position in our TCM research. While our current employment agreements with our employees contain provisions protecting our confidential information, including the knowledge of pCm, prescriptions, techniques, and skills, we may seek to protect, in part, by entering into separate confidentiality agreements with licensees, suppliers, employees and consultants in the future. These agreements may be breached and there may not be adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Moreover, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors. If patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to these products.

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

We face risks related to health epidemics and outbreaks, which could significantly disrupt our ongoing research studies, and therefore our receipt of necessary regulatory approvals could be delayed or prevented.

We face risks related to health epidemics or outbreaks of communicable diseases. The outbreak of such communicable diseases could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of many countries. Disruptions or restrictions on our ability to travel to monitor data from our enrolled patients, or to conduct research studies, or the ability of patients enrolled in our studies to travel, as well as temporary closures of our facilities would negatively impact our efficacy trial activities. As a result, the expected timeline for data readouts of our research studies on enrolled patients and certain regulatory filings may be negatively impacted, which would adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our financial results.

The global economic and geo-political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, financial performance and results of operations and the prices of our Ordinary Shares.

Geopolitical crises, such as war, political instability and terrorist attacks, could disrupt our operations. The prolonged conflict between Russia and Ukraine and the recent conflict between Israel and Hamas have led and could lead to significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage.

The withdrawal of the United Kingdom (the “UK”) from the European Union (the “EU”) in January 2020, commonly referred to as “Brexit,” has also created significant political and economic uncertainty regarding the future trading relationship between the UK and the EU as well as other countries, such as the United States, Australia, and New Zealand. In particular, the UK and the EU have ratified a trade and cooperation agreement governing their future relationship and the UK continues to negotiate agreements on specific areas of trade and economic arrangements with other countries. The UK-EU trade and cooperation agreement addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the UK and the EU as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy. In many countries globally, there are concerns over rising inflation and potential economic recessions. In particular, any worsening of the ongoing labor shortage and ongoing rise in inflation could significantly weaken global economies. Globally, countries have required and may continue to require additional financial support, sovereign credit ratings have declined and may continue to decline, and there may be default on sovereign debt obligations of certain countries. In addition, the U.S. Federal Reserve System and other regulatory bodies around the world may raise, or may announce intentions to raise, interest rates. Any of these global economic conditions may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We incurred total net losses of $4.36 million and $6.06 million, respectively, for the fiscal years ended June 30, 2024 and 2023, and have completed only the preliminary stages of our business plan. We anticipate incurring additional losses before realizing any revenues. We may need additional financing in order to meet our continuing obligations and ultimately, to attain profitability in the future. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue our business. If we are unable to obtain enough financing from outside sources before we produce enough revenues, we may be forced to sell our assets, or curtail or discontinue our operations. If this happens, you could lose all or part of your investment.

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

Our limited research progress of our standardized TCM formulae candidates, together with our history of losses, make prediction of future operating results difficult. You should not rely on our past performance as any indication of future growth rates or operating results. Our valuation and the price of our securities likely will fall in the event our operating results do not meet the expectations of analysts and investors. Comparisons of our quarterly operating results are an unreliable indication of our future performance because they are likely to vary significantly based on many factors, including:

●	our inability to enroll enough mild-to-moderate ADHD and ASD patients into our second research studies;

●	the success of our standardized TCM formulae candidates to treat individuals with ADHD and/or ASD, and the possible future introduction of new products and treatments for ADHD and/or ASD;

●	the successful completion of future research studies, and the possibility that the results of any future study may be adverse to our product and services, or reveal some heretofore unknown risk to patients from treatment in the personalized TCM formulae; the failure by us to make professional presentation and publication of positive outcomes data from these research studies;

●	our ability to commercialize the standardized TCM formulae candidates in Hong Kong once we obtain permission from the Hong Kong Chinese Medicines Board;

●	the expansion and rate of success of our marketing and advertising efforts to ADHD and ASD patients, and the rate of success of our direct sales force in Hong Kong;

●	failure of third-party contract manufacturers to deliver products or provide services in a cost effective and timely manner;

●	our failure to compete with other treatment for ADHD and ASD;

●	actions relating to ongoing compliance of the Hong Kong Chinese Medicine Ordinance (the “HKCMO”);

●	unanticipated delays in the development and introduction of our future products and/or our inability to control costs;

●	the effects of global or local pandemics or epidemics and governmental responses; and

●	general economic conditions as well as those specific to our customers and markets.

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

Our success of developing standardized TCM formulae candidates is wholly dependent upon our strategic partnership with Mr. Sik-Kee Au, the TCM Practitioner, the father of Mr. Yat-Gai Au, our founder, director and CEO, for the continued research and development of the formulae candidates for our company. The whole basis of our TCM research is the TCM formulae transferred by the TCM Practitioner, which was developed based on Sik-Kee Au TCM Brain Theory®. We may not be able to retain our partnership with the TCM Practitioner for any given period of time. We are reliant upon the TCM Practitioner to provide these research services and have little control over his availability or expertise, except our Partnership Agreements (as defined below) with the TCM Practitioner. Although we have no reason to believe that he will terminate the partnership relationship with us, the interruption or loss of his services would adversely affect our ability to effectively run our business and pursue our research on standardized TCM formulae candidates as well as our results of operations. The loss of any of these individuals could have a material adverse effect upon our business, financial condition, and results of operations. We do not carry key man life insurance for any of our key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

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

In the course of auditing our consolidated financial statements as of and for the years ended June 30, 2024, and 2023, we and our independent registered public accounting firms identified three material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (1) our lack of sufficient skilled staff with accounting principles generally accepted in the United States of America (“U.S. GAAP”) knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; and (3) lack of segregation of duties for certain key functions due to limited staff and resources.

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

Our TCM formulae treatment may not be desired for purchase by patients, or potential competitors may develop services that imitate or compete with ours or prospective offers and take our targeted revenue stream away from us or reduce our ability to command profitable revenue streams for our products. If international pharmaceutical companies, develop more successful products to cure ADHD and/or ASD or offer competitive products at a lower price, our revenue, margins, and profitability will suffer.

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

We believe we were a passive foreign investment company for United States federal income tax purposes for our taxable year ended June 30, 2024; as a result, United States holders of our Ordinary Shares could be subject to adverse United States federal income tax consequences.

A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For purposes of the above calculations, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the equity. Passive income generally includes dividends, interest, certain rents or royalties, foreign currency or other investment gains and certain other categories of income. We must make a separate determination each taxable year as to whether we are a PFIC.

Based on the value of our assets for our taxable year ended June 30, 2024, including the value of our goodwill, and the composition of our income and assets in such taxable year, we believe we were a PFIC for our taxable year ended June 30, 2024. Specifically, we believe we were a PFIC for such taxable year due to the amount of interest income we received relative to other income we received during such taxable year. The application of the PFIC rules is subject to uncertainty in several respects. The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we may be or become a PFIC, may depend on the interpretation of certain U.S. Treasury regulations as well as certain U.S. Internal Revenue Service guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. Until we become revenue-generating, our PFIC status may depend, in part, on the receipt and treatment of passive income from interest-bearing accounts or other investments relative to other sources of income (including government grants).

Furthermore, for purposes of the asset test described above, goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income, and the value of our assets, including goodwill, generally will be calculated using the market price of our Ordinary Shares, which may fluctuate considerably, especially in times of high market volatility. Accordingly, fluctuations in the market price of our Ordinary Shares may affect our PFIC status for any taxable year. In addition, cash is generally characterized as a passive asset for these purposes, so the composition of our income and assets will be affected by how, and how quickly, we spend the cash that we hold. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year ending June 30, 2025 or any other future taxable year.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the U.S. Securities and Exchange Commission (the “SEC”) periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

Our operations are based in Hong Kong. Accordingly, our business operation and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this Annual Report, we maintain substantially most of our operations in Hong Kong and, specifically, from Regencell Bioscience Limited. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market which in turn may adversely affect the business operations of Regencell Bioscience Limited. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (the “Hong Kong Basic Law” or the “Basic Law”), namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and Hong Kong Autonomy Act (“HKAA”) to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China and Hong Kong, which could potentially harm our business.

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

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the HKAA into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

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

Our Ordinary Shares may be prohibited from being trading on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors located in Hong Kong. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

Our former auditor, Friedman LLP, and our current auditor, Marcum Asia CPAs LLP , the independent registered public accounting firm that issues the audit report included elsewhere in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Both Friedman LLP and Marcum Asia CPAs LLP are currently subject to PCAOB inspections and PCAOB is able to inspect our auditor.  However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection.

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

We conduct our business through our wholly-owned subsidiaries, Regencell Bioscience Limited, a company incorporated in Hong Kong on May 12, 2015, Regencell Limited, a company incorporated in Hong Kong on November 20, 2014 and Regencell Bioscience North America Limited, a company incorporated in the British Virgin Islands on April 25, 2022. We are an early-stage bioscience company that focuses on research, development, and commercialization of TCM for the treatment of neurocognitive disorders and degeneration, specifically ADHD and ASD. Our goal is to save and improve the lives of patients, their families and caregivers and become a market leader for the best natural and holistic treatment globally.

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

On September 2, 2021, our wholly-owned subsidiary, Regencell Bioscience Limited entered into a joint venture agreement with Honor Epic Enterprises Limited to form a joint venture, Regencell Bioscience Asia Limited, under the laws of Hong Kong. We have 60% equity interest in Regencell Bioscience Asia Limited. The operation of the joint venture was ceased on December 31, 2023 and the deregistration was in progress. The disposition of the joint venture did not have a material impact on our ongoing results of operations of financial results.

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

B. Business Overview

Our Business Plan

Our goal is to save and improve the lives of ADHD, ASD patients, their families and caregivers and become a market leader for the best natural and holistic treatment globally.  The TCM Practitioner has been treating ADHD and ASD patients for over 30 years and we intend to commercialize the TCM formulae utilized in his treatment first in Hong Kong and subsequently globalize the use of such TCM formulae in order to address the unmet medical needs of the growing ADHD, ASD patient population in other countries such as the U.S. We aim to:

●	show in a quantifiable and systematic way that the personalized TCM formulae is effective for the treatment of ADHD and ASD in our first research study;

●	file patent applications in Hong Kong and abroad;

●	verify the effectiveness of the standardized TCM formulae in our second efficacy trial;

●	set up centralized production facilities to streamline our production and support our application for the approval and registration of our pCm;

●	brand and commercialize our standardized TCM formulae candidates;

●	expand to other locations globally; and

●	conduct further research and development on the TCM base formula for other applications.

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

Our Research and Competitive Strengths

Our TCM Practitioner

We strategically partner with the TCM Practitioner, the father of Mr. Yat-Gai Au, our founder, director and CEO. Pursuant to the Strategic Partnership Agreement and the Supplemental Agreement (collectively, the Partnership Agreements) we have with the TCM Practitioner, we have exclusive rights and ownership of (1) all his TCM formulae and (2) the intellectual property rights of the TCM formulae, including research and development, trademark, copyright, patent and any other intellectual property rights in relation to the TCM formulae that the TCM Practitioner develops. Pursuant to the Partnership Agreements, the TCM Practitioner is responsible for research and development of TCM formulae for ADHD and ASD patients, however, any inventions, TCM formulae, utilities, improvements, research, discoveries, designs, processes, methods of manufacture and products conceived or made by the TCM Practitioner in relation to his TCM research shall be the sole and exclusive property of us. To support the TCM Practitioner’s continued research, we undertake to pay for all reasonable costs and expenses incurred by the TCM Practitioner in conducting research, testing, attending meetings/seminars, compiling records, or performing any similar acts in relation to the development of the TCM formulae. In furtherance of our research, development and commercialization of TCM formulae candidates, we have direct supervision and control over the TCM Practitioner’s TCM formulae research pursuant to the Partnership Agreements. We have full discretion to assign, refine, update, or redesign the TCM Practitioner’s research tasks from time-to-time pursuant to the Partnership Agreements.

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

TCM Efficacy Trial and Standardized TCM Formulae Candidates

TCM Efficacy Trial

Seven (7) of the TCM Practitioner’s patients in Hong Kong, who were clinically diagnosed with ADHD and/or ASD by their healthcare professionals at different levels of severity, voluntarily consented through their parents or guardians to participate in our first research study in November 2018 and March 2019. In the first research study, the TCM Practitioner treated the enrolled patients with the use of the personalized TCM formulae. The personalized TCM formulae were comprised of two formula components, a base formula and an adjustable formula targeting different severity of symptoms. The base TCM formula is the product of Sik-Kee Au TCM Brain Theory®, which is used to treat ADHD and ASD by the TCM Practitioner over his 30 years of practice. The adjustable formula is “personalized” to each patient for different severity of symptoms. The enrolled patients’ ages ranged from five to twelve years old. Six of the enrolled patients completed a three-month treatment and one completed a two-month treatment. Under the treatment by the TCM Practitioner, the enrolled patients consumed liquid-based TCM twice a day, which was prepared based on personalized TCM formulae by our TCM Practitioner, and temporarily stopped consuming any other medicines. All the enrolled patients and their parents were required to meet with the TCM Practitioner in his clinic weekly and provide regular reports to update the patients’ symptoms and conditions by phone.

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

Standardized TCM Formulae Candidates and Second Efficacy Trial

The TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe conditions. As a result, we have three standardized TCM formulae candidates under development targeting mild, moderate and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We started our second efficacy trial using the three standardized TCM formulae candidates in August 2021.

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

Recent Developments

Second Efficacy Trial

To further verify the standardized medicine efficacy, we worked with the TCM Practitioner on the second efficacy trial. A total of twenty-eight (28) patients in Hong Kong, who were clinically diagnosed with ADHD and/or ASD by their healthcare professionals at different levels of severity, voluntarily consented through their parents or guardians to participate in our second efficacy trial. Seven (7) of them started in August 2021 as the first group, fourteen (14) started in July 2022 as the second group and seven (7) started in October 2022 as the third group. In this second efficacy trial, the TCM Practitioner treated the enrolled patients with the use of the standardized TCM formulae. The enrolled patients’ ages ranged from five to thirteen years old. All enrolled patients completed a three-month treatment. Under the treatment by the TCM Practitioner, the enrolled patients consumed liquid-based TCM twice a day, which was prepared based on standardized TCM formulae by our TCM Practitioner, and temporarily stopped consuming any other medicines. All the enrolled patients and their parents were required to meet with the TCM Practitioner in his clinic weekly and provide regular reports to update the patients’ symptoms and conditions by phone. A summary of the interim report can be found on our website at https://www.regencellbioscience.com under patient case studies tab.

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

Industry and Market Background

TCM Industry

TCM has a long history in Hong Kong. The TCM industry in Hong Kong is regulated by the HKCMO, which was passed by the Legislative Council of Hong Kong in July 1999. The Chinese Medicine Council of Hong Kong, or the Council, is a statutory body established in September 1999 under the HKCMO. The Council is responsible for implementing regulatory measures for Chinese medicine. The Council implemented the licensing system of TCM traders and the registration system of pCm by phases. The role of TCM is now well established and the dispensation, storage and labeling of Chinese herbal medicines have been regulated since 2003. The safety, efficacy and quality of pCm will be assessed by the Hong Kong Chinese Medicines Board, which was established in 1999 under the HKCMO, before the products being allowed to be registered.

As of December 2023, there were 10,592 TCM practitioners in Hong Kong, compared with 16,180 doctors of western medicine. These TCM practitioners have an important role to contribute to Hong Kong’s health care system. Since the supportive initiatives were launched by the Hong Kong Government in 1997, the TCM industry has grown into one of the main industries in the healthcare sector. According to the list of licensed Chinese medicines traders on the website of Chinese Medicine Council of Hong Kong, as of October 2024, there are over 8,000 TCM traders in Hong Kong.

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

Key Differences between Regulated Pharmaceutical Industry and TCM Industry in Hong Kong

Currently in Hong Kong, there are several U.S. Food and Drug Administration (“FDA”) and Hong Kong Pharmacy and Poisons Board approved drugs available to treat ADHD and ASD symptoms that are manufactured by global pharmaceutical companies. However, we are a TCM bioscience company focusing on natural and holistic treatments and do not compete directly with those pharmaceutical companies. Although both pharmaceutical drugs and TCM are regulated by the Import and Export Ordinance (as defined below) and the Undesirable Medical Advertisements Ordinance, there are several key differences between the regulated pharmaceutical drug industry and the TCM industry in Hong Kong. For example, pharmaceutical drugs are principally regulated under the Pharmacy and Poisons Ordinance (PPO) and the Antibiotics Ordinance and Dangerous Drugs Ordinance, while TCM is principally regulated by the HKCMO. Furthermore, all pharmaceutical manufacturers with manufacturing capability in Hong Kong must comply with the GMP in Hong Kong, whereas TCM manufacturers are not required to have GMP certifications. In terms of registration, pharmaceutical drugs sold in the Hong Kong market must be registered with the Hong Kong Pharmacy and Poisons Board, while pCm formulae products are registered with the Hong Kong Chinese Medicines Board.

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

Competition and Competitive Advantages

We are an early-stage bioscience company that focuses on research, development and commercialization of our standardized TCM formulae candidates for patients afflicted with neurocognitive disorders and degeneration, such as ADHD and ASD. There are two main types of medication for ADHD: stimulants such as Ritalin and Adderall and non-stimulants. For ASD, there are only two antipsychotic drugs approved by the FDA for treating irritability and aggression symptoms: risperidone and aripiprazole, according to Autism Speaks, an organization in the U.S. dedicated to promoting solutions, across the spectrum and throughout the life span.

Competition

Currently in Hong Kong, there are several drugs approved by the FDA and Hong Kong Pharmacy and Poisons Board available to treat ADHD and ASD that are manufactured by global pharmaceutical companies. However, we are a TCM bioscience company focusing on TCM treatments and do not compete directly with those pharmaceutical companies. Although both pharmaceutical drugs and TCM are regulated by the Import and Export Ordinance and the Undesirable Medical Advertisements Ordinance, there are several key differences between the regulated pharmaceutical drug industry and the TCM industry in Hong Kong. For example, pharmaceutical drugs are regulated under the Pharmacy and Poisons Ordinance (PPO) and the Antibiotics and Dangerous Drugs Ordinance, while TCM is regulated by the HKCMO. Furthermore, all pharmaceutical manufacturers in Hong Kong must comply with the GMP in Hong Kong, whereas TCM manufacturers are not required to have GMP certifications. In terms of registration, pharmaceutical drug must be registered with the Hong Kong Pharmacy and Poisons Board, while pCm formulae products registered with the Hong Kong Chinese Medicines Board.

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

The TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe conditions. As a result, we have three standardized TCM formulae candidates under development targeting mild, moderate and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. Based on our TCM Practitioner’s practicing experiences, we do not anticipate high bio-pharmaceutical research and development costs relating to chemical drugs. Average research and development to marketplace cost for a new medicine is nearly $4 billion, and can sometimes exceed $10 billion. In comparison, our research and development cost were only $1.07 million and $1.58 million for the years ended June 30, 2024 and 2023, respectively.

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

Our Growth Strategy

We are still a start-up company at an early stage and are committed to developing standardized TCM formulae candidates for ADHD and ASD patients. The growth of our business highly depends on our research and commercialization of our three liquid-based standardized TCM formulae candidates. Currently, we aim to conduct research in the effectiveness and safety of our three standardized TCM formulae candidates for mild, moderate and severe ADHD and ASD patients and commercialize these three liquid-based standardized TCM formulae candidates for ADHD and ASD patients in Hong Kong. After obtaining success of commercialization in the Hong Kong market, we may start to offer our pCm formulae products to other markets.

Showing in a quantifiable and systematic way that the personalized TCM formulae is effective for the treatment of ADHD and ASD in our first research study

We completed our first research study in 2019 and started our second efficacy study in August 2021. The results show that the TCM formulae reduced ADHD and ASD symptoms, the assessment scores of all participants in our studies decreased significantly, which indicates that their ADHD and ASD symptoms were less severe after three months of treatment.

We have three standardized TCM formulae candidates under development targeting mild, moderate and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We started our second efficacy trial using the three standardized TCM formulae candidates in August 2021.

Showing in a quantifiable and systematic way that the standardized TCM formulae is effective for the treatment of ADHD and ASD in our second efficacy trial

A total of twenty-eight (28) patients in Hong Kong, who were clinically diagnosed with ADHD and/or ASD by their healthcare professionals at different levels of severity, voluntarily consented through their parents or guardians to participate in our second efficacy trial. Seven (7) of them started in August 2021 as the first group, fourteen (14) started in July 2022 as the second group and seven (7) started in October 2022 as the third group. A summary of the interim report can be found on our website at https://www.regencellbioscience.com under patient case studies tab. The interim results show that VADRS total score in twenty-two (22) participants in our study dropped, which indicates that conditions of their ADHD symptoms are less severe after three months of treatment with our standardized TCM formulae. VADRS total score in three (3) participants did not change and three (3) participants increased. ATEC total score of all participants, except for two (2), in our study also dropped, which indicated that conditions of their ASD symptoms were less severe after three months of treatment with our standardized TCM formulae. SKATBT-A3 total score of all participants in the interim results have reduced, except for only one (1) whose score remained unchanged. Results in supplementary assessments also indicated a reduction in severity of symptoms of all patients. We believe the results, which corroborate effectiveness of our standardized TCM formulae, are significant.

File patent applications in Hong Kong and abroad

In order to protect our intellectual properties, we will file patent application for our TCM formulae, including the TCM base formula and the three standardized TCM formulae candidates.

Verify the effectiveness of the standardized TCM formulae in our second efficacy trial

We have three liquid-based standardized TCM formulae candidates under development targeting mild, moderate and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We started our second efficacy trial using the three standardized TCM formulae candidates in August 2021 in Hong Kong. We intend to conduct further efficacy trials using our standardized TCM formulae candidates for a period of at least three months and up to twelve months.

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

Research and Development

Our First Research Study in ADHD and ASD

We have conducted an uncontrolled first research study, commenced in November 2018 and March 2019, to evaluate the effects of our personalized TCM formulae on seven patients, who were from five to twelve years old and were clinically diagnosed with ADHD and/or ASD by their healthcare professionals at different levels of severity, by arranging them to be treated by the TCM Practitioner with the use of our personalized TCM formulae for up to three months. We started our second efficacy trial using the three standardized TCM formulae candidates in August 2021.

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

The seven enrolled patients in our first research study consumed liquid-based TCM twice a day, which were prepared based on the personalized TCM formulae by our TCM Practitioner and temporarily stopped consuming any other medicine. Six of the enrolled patients in our first research study completed a three-month treatment and one completed a two-month treatment. All the patients and their parents in our first research study were required to meet with the TCM Practitioner in his clinic weekly and provide regular reports to update the patients’ symptoms and conditions by phone. Quantitative assessments were also conducted using globally accepted assessment tools, described in the following, together with additional qualitative assessments, written observations, photos, videos and parent testimonials to document their progress. Within three months of receiving treatment using our personalized TCM formulae, our research showed that patients had attained better speech, communication, sociability, cognition and behavioral abilities. Their overall health had also improved. As part of the improvement process, patients also experienced better bowel movement, sweating and temporary fatigue, which were expected by our TCM Practitioner.

Assessment Methodology

Each enrolled patient in our first research study stopped all his or her existing medical treatment for ADHD and/or ASD and was treated with a personalized TCM formulae for a period up to three months. Patient’s symptoms were assessed through parent interviews and using the globally accepted assessment tools, which were provided below. The parent’s qualitative and quantitative assessment scores on the patient’s behavior were compared before, during and after three months of treatment. The assessment tools used were the questionnaires filled in by the parents, which included (i) Sik-Kee Au TCM Brain Theory® for ADHD/ASD Assessment (SKATBT-A3); (ii) Autism Treatment Evaluation Checklist (ATEC); (iii) Gilliam Autism Rating Scale (GARS); (iv) Vanderbilt ADHD Diagnostic Parent Rating Scale (VADRS); and (v) Swanson, Nolan, and Pelham (SNAP)-IV 26-item Parent Rating Scale (SNAP-IV-26), which covered the first 26 items of the VADRS, for further analysis. The individual assessment method is explained in detail below. The assessment tools used in our research are globally recognized and accepted methods of scoring severity levels of ADHD and ASD patients.

The first research study was only the first phase of our research studies. Our uncontrolled first research study was designed with a small sample size to allow us to collect preliminary data, monitor the treatment progress, observe the effect of the treatment and note any adverse side effects in a cost-effective and systematic way. It has helped us better prepare for our second efficacy trial which started in August 2021. We intend to conduct further efficacy trials with a larger sample size using the three standardized TCM candidates.

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

Our Second Efficacy Trial in ADHD and ASD

We commenced an uncontrolled second efficacy trial in August 2021, to evaluate the effects of our standardized TCM formulae by arranging them to be treated by the TCM Practitioner with the use of our standardized TCM formulae for up to three months. Requirements for participants were the same as those in our first research study. A total of twenty-eight (28) patients in Hong Kong, who were clinically diagnosed with ADHD and/or ASD by their healthcare professionals at different levels of severity, voluntarily consented through their parents or guardians to participate in our second efficacy trial. Seven (7) of them started in August 2021 as the first group, fourteen (14) started in July 2022 as the second group and seven (7) started in October 2022 as the third group. The enrolled patients’ ages ranged from five to thirteen years old. We intend to conduct further efficacy trials going forward.

Our second efficacy trial on the three groups of patients showed similar improvements in patients’ symptoms. Within three months of receiving treatment using our standardized TCM formulae, our research showed that patients had attained better speech, communication, sociability, cognition and behavioral abilities. Their overall health, sleep quality and appetite had also improved. As part of the improvement process, patients also experienced better bowel movement, sweating and temporary fatigue, which were expected by our TCM Practitioner. A summary of the interim report can be found on our website at https://www.regencellbioscience.com under patient case studies tab.

Assessment Methodology

Each enrolled patient in our second efficacy trial stopped all his or her existing medical treatment for ADHD and/or ASD and was treated with a standardized TCM formulae for a period of three months. Patient’s symptoms were assessed through parent interviews and using the globally accepted assessment tools, the Autism Treatment Evaluation Checklist (ATEC) and the Vanderbilt ADHD Diagnostic Parent Rating Scale (VADRS) questionnaire. We also adopted the Sik-Kee Au TCM Brain Theory® for ADHD/ASD Assessment (SKATBT-A3), which is a 48-item questionnaire developed by the R&D team of Regencell Bioscience, designed to assess patients’ conditions that are commonly observed by the TCM Practitioner. Items assessed are indications of patients’ overall body and neurological conditions based on the TCM Practitioner’s brain theory and his over 30 years of experience in treating ADHD and ASD patients. The Autism Treatment Evaluation Checklist (ATEC) and the Vanderbilt ADHD Diagnostic Parent Rating Scale (VADRS) questionnaire again as our assessment tools in our second efficacy trial. In addition, we had used additional assessment tools, which were also parents’ filled questionnaires, to obtain different measurements of patients’ condition for evaluation. The parent’s qualitative and quantitative assessment scores on the patient’s behavior were compared before, during and after three months of treatment.

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

During the years ended June 30, 2024 and 2023, we entered into agreements to lease usage of staff quarters with third parties. Each of the leases was for a two-year term.

Regulation Related to our Business Operation in Hong Kong

The Legislative Council of Hong Kong, Chinese Medicines Council, Chinese Medicines Board and Chinese Medicines Regulatory Office of Department of Health of Hong Kong are independent and separate entities from China. Whilst Hong Kong is part of the PRC, Hong Kong and the PRC are regarded as two separate jurisdictions in law and markets. Under the “One Country, Two Systems”, Hong Kong retains its own systems and way of life after the handover of sovereignty to the PRC in 1997. The Hong Kong Basic Law, being Hong Kong’s constitutional document, gives legal effect to the “One Country, Two Systems” policy.

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

Labeling Requirements and Package Inserts for Chinese Healthcare Products

The Chinese Medicines Regulation (as defined below) is not a PRC legislation but is a Hong Kong legislation. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Chinese Medicines Regulation in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Food and Health Bureau, the Department of Health and etc., as well as the Chinese Medicine Council of Hong Kong, have the implementation rights of Chinese Medicines Regulation. The Chinese Medicine Council of Hong Kong is the main regulator of Chinese Medicines Regulation.

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

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “Employment Ordinance”) is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Employment Ordinance is not a PRC legislation but is Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Employment Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Labor Department, the Department of Health, the Labor Tribunal, etc., has the implementation rights of the Employment Ordinance. The Labor Department is the main regulator of the Employment Ordinance.

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

Overview

We are a holding company incorporated on October 30, 2014, under the laws of the Cayman Islands, and conduct our business in Hong Kong through our wholly-owned subsidiaries, Regencell Bioscience Limited, a company incorporated in Hong Kong on May 12, 2015, Regencell Limited, a company incorporated in Hong Kong on November 20, 2014, and Regencell Bioscience North America Limited, a company incorporated in the British Virgin Islands on April 25, 2022, and a 60% joint venture, Regencell Bioscience Asia Limited, a company incorporated in Hong Kong on September 17, 2021. We ceased the business of Regencell Bioscience Asia Limited on December 31, 2023 and the deregistration was in progress. The disposition of the joint venture did not have a material impact on our ongoing results of operations of financial results. We are an early-stage bioscience company that focuses on research, development, and commercialization of TCM for the treatment of neurocognitive disorders and degeneration, specifically ADHD and ASD. Our goal is to save and improve the lives of ADHD and ASD patients, their families and caregivers and become a market leader for the best natural and holistic treatment globally.

Our TCM formulae candidates are derived from a TCM base formula and an adjustable formula developed by our TCM Practitioner based on his TCM brain theory, known as “Sik-Kee Au TCM Brain Theory®”, and has demonstrated reduced severity in patients’ ADHD and ASD conditions, as reflected in lower SKATBT-A3, ATEC, GARS, VADRS and SNAP-IV-26 assessment scores, using the personalized TCM formula in our first research study. The activity and specificity of the TCM base formula have been optimized by the TCM Practitioner in his prior ADHD and ASD treatments. The TCM Practitioner has standardized the adjustable formula into three Fixed Adjusted Formula for mild, moderate and severe ADHD and ASD conditions. Reduced severity in patients’ ADHD and ASD conditions has also been demonstrated as reflected in lower SKATBT-A3, ATEC and VADRS assessment scores, using the standardized TCM formula in our second research study. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the TCM formula based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials.

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

Financial Operations Overview

Revenue

We have not generated any revenue from the sale of any products, and we do not expect to generate any revenue until we commercialize our standardized TCM formulae products for ADHD and ASD patients in Hong Kong.

Selling and Marketing Expenses

Expenses in marketing were mainly for marketing initiatives and sponsorship with Non-Governmental Organizations (“NGOs”) and institutions that serves families with ADHD and ASD children, who voluntary sign up as qualified patients to be enrolled in our efficacy trial in the future. As we commercialize our TCM formulae products, we expect that we would be hiring a sales and marketing team, engaging external sales and marketing professional services, and media coverage.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, compensation, legal and accounting fees, as well as office rental, computer equipment and software and utilities.

We anticipate that our general and administrative expenses will support our continued research and development activities and costs of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a public company including expenses related to services associated with maintaining compliance with Nasdaq Stock Market listing rules and SEC requirements and investor relations costs.

Research and Development Expenses

Since our inception, our operations have primarily been limited to the research studies of the proprietary TCM formulae. Our research and development expenses to date consist mainly of employee salaries and related benefits, office rental and depreciation.

Research and development activities will continue to be central to our business model. Future research and development expenses will include employee-related expenses, such as salaries, share-based compensation, benefits and travel expense for the research and development personnel that we plan to hire and treatment costs in connection with conducting research studies.

Results of Operations

Results of Operations for the Years Ended June 30, 2024 and 2023

The following table sets forth our results of operations for the year ended June 30, 2024 compared to the year ended June 30, 2023:

	For the Year Ended	For the Year Ended
	June 30,	June 30,	Change	Change
	2024	2023	Amount	%
OPERATING EXPENSES:
Selling and marketing	$125,427	$262,664	$(137,237)	(52)%
General and administrative	3,545,066	4,429,379	(884,313)	(20)%
Research and development	1,066,233	1,581,628	(515,395)	(33)%
Total operating expenses	4,736,726	6,273,671	(1,536,945)	(24)%

LOSS FROM OPERATIONS	(4,736,726)	(6,273,671)	1,536,945	(24)%

OTHER INCOME, NET	373,505	211,342	162,163	77%

LOSS BEFORE INCOME TAXES	(4,363,221)	(6,062,329)	1,699,108	(28)%

PROVISION FOR INCOME TAXES	-	-	-	-

NET LOSS	(4,363,221)	(6,062,329)	1,699,108	(28)%

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	40,892	(86,658)	127,550	(147)%

COMPREHENSIVE LOSS	(4,322,329)	(6,148,987)	1,826,658	(30)%

Revenue

We have not generated any revenue from the sale of any products for the years ended June 30, 2024 and 2023, respectively.

Selling and Marketing Expenses

Selling and marketing expenses were $0.1 million and $0.3 million for the years ended June 30, 2024 and 2023, respectively. The expenses were primarily attributable to marketing initiatives and sponsorship with NGOs and institutions that serve families with ADHD and ASD children, who voluntary sign up as qualified patients to be enrolled in our efficacy trial in the future during those periods.

The decreased expenses in selling and marketing expenses in the year ended June 30, 2024 compared with the year ended June 30, 2023 were mainly due to a decrease in the expenses through marketing initiatives.

General and Administrative Expenses

General and administrative expenses were $3.5 million and $4.4 million for the years ended June 30, 2024 and 2023, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, legal, professional fees and consulting services associated with the formation of our company, corporate matters and certain direct and indirect costs associated with services obtained by our company.

The decreased general and administrative expenses in the year ended June 30, 2024 compared with the year ended June 30, 2023 were mainly attributable to (i) approximately $0.4 million of decrease in amortization of share-based compensation for our general and administrative personnel, (ii) approximately $0.2 million of decrease in professional fees, such as legal services and public relations services as we became a public company listed on the Nasdaq Capital Market, (iii) approximately $0.2 million of decrease in payroll mainly due to a decrease in bonus and the termination of a special advisor, and (iv) approximately $0.1 million of decrease in traveling, meetings and others mainly due to less traveling was incurred.

Research and Development Expenses

Research and development expenses were $1.1 million and $1.6 million for the years ended June 30, 2024 and 2023, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, and other third-party services associated with efficacy trials.

The decreased research and development expenses in the year ended June 30, 2024 compared with the year ended June 30, 2023 were mainly attributable to (i) approximately $0.06 million of decrease in amortization of share-based compensation for our research and development personnel; (ii) approximately $0.1 million of decrease in salaries due to the decrease in the bonus,  (iii) approximately $0.2 million of decrease in expenses from TCM formulae and materials for product development, (iv) approximately $0.06 million of decrease in rental expenses and building management fee for rental of office and staff quarters and (iv) approximately $0.08 million of decrease in services fee for research support, testing equipment and others mainly due to more research and development activities incurred during the year.

Other Income, Net

Other income, net was $0.4 million and $0.2 million for the years ended June 30, 2024 and 2023. The other income was primarily attributable to the receipt of government grants in respect of COVID-19-related subsidies (for the year ended June 30, 2023 only), the Employment Support Scheme provided by the Hong Kong Government under the Anti-Epidemic Fund and the interest income generated from short-term investment. The increase in other income was mainly because approximately $0.2 million increase in interest income received from short-term investment and bank deposits during the year ended June 30, 2024 when compared to the year ended June 30, 2023.

Provision for Income Taxes

We did not have any provision for income taxes for the years ended June 30, 2024 and 2023.

Net Loss

As a result of the foregoing, we had net loss of $4.4 million and $6.1 million for the years ended June 30, 2024 and 2023, respectively.

Results of Operations for the Years Ended June 30, 2023 and 2022

The following table sets forth our results of operations for the year ended June 30, 2023 compared to that of the year ended June 30, 2022:

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

Selling and Marketing Expenses

Selling and marketing expenses were $0.3 million and $0.03 million for the years ended June 30, 2023 and 2022, respectively. The expenses were primarily attributable to marketing initiatives and sponsorship with NGOs and institutions that serve families with ADHD and ASD children, who voluntary sign up as qualified patients to be enrolled in our efficacy trial in the future during those periods.

The increased expenses in selling and marketing expenses in the year ended June 30, 2023 compared with the year ended June 30, 2022 were mainly due to an increase in the expenses through marketing initiatives.

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

The decreased general and administrative expenses in the year ended June 30, 2023 compared with the year ended June 30, 2022 were mainly attributable to (i) approximately $0.6 million of decrease in amortization of share-based compensation for our general and administrative personnel, (ii) approximately $0.4 million of decrease in professional fees, such as legal services and public relations services as we became a public company listed on the Nasdaq Capital Market, and offset by (iii) approximately $0.3 million of increase in traveling, meetings and others mainly due to more business activities relating to our business expansion.

Research and Development Expenses

Research and development expenses were $1.6 million and $2.5 million for the years ended June 30, 2023 and 2022, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, and other third-party services associated with efficacy trials.

The decreased research and development expenses in the year ended June 30, 2023 compared with the year ended June 30, 2022 were mainly attributable to (i) approximately $1.2 million of decrease in amortization of share-based compensation for our research and development personnel and offset by (ii) approximately $0.1 million increase in salaries due to the increase in the salaries payments,  (iii) approximately $0.05 million of increase in expenses from TCM formulae and materials for product development, (iv) approximately $0.05 million of increase in rental expenses and building management fee for rental of office and staff quarters and (iv) approximately $0.1 million of increase in services fee for research support, testing equipment and others mainly due to more research and development activities incurred during the year.

Other Income, Net

Other income, net was $0.2 million and $0.02 million for the years ended June 30, 2023 and 2022. The other income was primarily attributable to the receipt of government grants in respect of COVID-19-related subsidies, the Employment Support Scheme provided by the Hong Kong Government under the Anti-Epidemic Fund and the interest income generated from short-term investment. The increase in other income was mainly because (i) approximately $0.01 million increase in subsidies received and (ii) approximately $0.17 million increase in interest income received from short-term investment and bank deposits during the year ended June 30, 2023 when compared to the year ended June 30, 2022.

Provision for Income Taxes

We did not have any provision for income taxes for the years ended June 30, 2023 and 2022.

Net Loss

As a result of the foregoing, we had net loss of $6.1 million and $7.6 million for the years ended June 30, 2023 and 2022, respectively.

Taxation

Cayman Islands and British Virgin Islands

We are incorporated in the Cayman Islands and our primary business operations are conducted through our subsidiaries. Under the current laws of the Cayman Islands and the British Virgin Islands, we are not subject to tax on income or capital gains.

Hong Kong Profits Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2022/2023 and 2023/2024. As from year of assessment of 2020/2021 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

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

In accordance with Accounting Standards Update (ASU) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), we have evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

We have incurred recurring negative cash flows since inception and have funded our operations primarily from shareholder loans and proceeds from IPO, including over-allotments in the IPO. Prior to the completion of IPO, we received funding in the form of shareholder loans to support our operating needs, which was provided by our CEO.

With the completion of its IPO and debt conversion, our ability to continue as a going concern was greatly improved. As of June 30, 2024, we had a total of $8.0 million in cash and short-term investment. Our cash and short-term investment consist primarily of cash on hand and time deposits placed with banks, which are unrestricted as to withdrawal and use.

We believe that our current cash and short-term investments balance as of June 30, 2024 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months from the date the audited financial statements were issued. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders.

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

The following summarizes the key components of our cash flows for the years ended June 30, 2024, 2023 and 2022.

	For the Years Ended June 30,
	2024	2023	2022
Net cash used in operating activities	$(4,001,687)	$(4,962,949)	$(5,267,055)
Net cash provided by (used in) investing activities	5,242,624	58,978	(10,780,876)
Net cash provided by financing activities	102,282	134,913	22,405,516
Effect of exchange rate on cash	53,221	(83,145)	-
Net change in cash	$1,396,440	$(4,852,203)	$6,357,585
Cash, beginning of year	1,564,795	6,416,998	59,413
Cash, end of year	$2,961,235	$1,564,795	$6,416,998

Cash Flows

Operating Activities

Fiscal Years Ended June 30, 2024 and 2023

 For the years ended June 30, 2024 and 2023, net cash used in operating activities were $4.00 million and $4.96 million, respectively. Net cash used in operating activities was primarily attributable to rental of offices and staff quarters, the hiring of our executive staff, research and development, ramped up marketing efforts and general and administrative activities.

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

Investing Activities

Fiscal Years Ended June 30, 2024 and 2023

For the years ended June 30, 2024 and 2023, net cash provided by investing activities were $5.24 million and $0.06 million, respectively. Net cash provided by investing activities during the year ended June 30, 2024 was primarily attributable to the maturity of short-term investment, partially offset by reinvestment.

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

Financing Activities

Fiscal Years Ended June 30, 2024 and 2023

For the years ended June 30, 2024 and 2023, net cash from financing activities were $0.1 million and $0.1 million, respectively. Net cash from financing activities was primarily attributable to capital contribution from non-controlling interest of subsidiary.

Fiscal Years Ended June 30, 2023 and 2022

For the years ended June 30, 2023 and 2022, net cash from financing activities were $0.1 million and $22.4 million, respectively. Net cash from financing activities was primarily attributable to capital contribution from non-controlling interest of subsidiary and, for the fiscal year ended June 30, 2022, net proceeds from initial public offerings.

Contractual Obligations

The following table summarizes our minimum lease payments under operating lease in future periods as of June 30, 2024:

Year Ended June 30, 2024
For the year ending June 30,
2025	$62,792
2026	25,128
2027	-
Total minimum lease payments	$87,920
Less: Amount representing interest	(2,179)

Present value of net minimum lease payments	$85,741

Capital Expenditures

For the years ended June 30, 2024, 2023 and 2022, we had capital expenditures of $5.4 thousand, $0.03 million and $0.78 million, respectively, in relation to our property and equipment. Subsequent to June 30, 2024 and as of the date of this Annual Report, we did not purchase any material equipment for operational use. We do not have any other material commitments to capital expenditures as of June 30, 2024.

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

Off-Balance Sheet Arrangements

As of June 30, 2024, we did not have any off-balance sheet arrangements with unconsolidated entities or persons that had or were reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources; and we did not enter into any guarantees; retained or contingent interests in assets transferred; contractual arrangements that support the credit, liquidity or market risk for transferred assets; obligations that arise or could arise from variable interests held in an unconsolidated entity; or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

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

Other than as disclosed elsewhere in this Annual Report on Form 20-F, for the year ended June 30, 2024, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant.

Share-based compensation

We measure all share option grants to our directors, executive officers and other employees based on their fair value on the date of the grant and recognize the corresponding compensation expense of those awards using the straight-line method over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are accounted for as they occur.

We classify share-based compensation expense in our statements of operations in the same way the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

We estimate the fair value of each share option grant using the Black Scholes Model and/or the Binomial Model, which involves key assumptions of expected volatility, risk-free interest rate, exercise multiples, expected dividend yield, life of options, and fair value of underlying ordinary shares.

For the years ended June 30, 2024, 2023 and 2022, the Company had share-based compensation expenses of approximately $0.4 million, $0.9 million, and $2.7 million, respectively. See Note 7 to our audited financial statements included elsewhere in this Annual Report for further information concerning the assumptions we used in in determining share-based compensation.

Deferred tax assets

We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon historical operating results and projections for future taxable income, management provided full valuation allowance for the deferred tax assets for the years ended June 30, 2024 and 2023. As of June 30, 2024 and 2023, tax loss carry-forward amounted to approximately $17 million and $14 million, respectively can be carried forward indefinitely.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth our executive officers and directors as of the date hereof, as well as their ages and the positions held by them:

Name	Age	Position
Yat-Gai Au	52	Chairman, Director and Chief Executive Officer
James Wai Hong Chung	47	Director, Chief Operating Officer and Chief Strategy Officer
Yat-Pui Au	50	Chief Business Officer
Evana Yee Wah Hui (1)	52	Independent Director
Paul J. Niewiadomski (2)	54	Independent Director
Dr. Wing Yan (William) Lo (3)	63	Independent Director

(1)	Chair of the Compensation Committee.

(2)	Chair of the Nominating and Corporate Governance Committee.

(3)	Chair of the Audit Committee.

The following is a brief biography of each of our executive officers and directors:

Yat-Gai Au

Mr. Yat-Gai Au is our Chief Executive Officer and has been our director since 2014. He began his career in investment banking at Deutsche Bank and ING Barings and was one of the core team members that won Merger and Acquisitions deal of the year awards in Asia from 1998 to 1999 comprising over $4 billion worth of deals. He is an active property, technology and biotech investor. He funds and participates in several charity events for thousands of underprivileged families and elderlies in Hong Kong and the U.S. During the COVID-19 outbreak, he donated over 200,000 masks to hospitals, elderlies and needy families. In September 2018, Mr. Au set up Regencell Foundation Limited to further his charitable endeavors. Mr. Yat-Gai Au is the son of the TCM Practitioner, Mr. Sik-Kee Au. Mr. Au graduated from University of California, Berkeley with a Bachelor of Science degree from the Haas School of Business.

James Wai Hong Chung

Mr. James Wai Hong Chung has been our director since December 28, 2023 our Chief Operating Officer (“COO”) since August 2021 and Chief Strategy Officer since October 2020. He has joined Regencell Bioscience Limited as senior vice president since July 2015. He brings 15 years of experience in various leading roles. Prior to joining Regencell, Mr. Chung managed the Asia equities and derivatives electronic trading platform at Investment Technology Group, where he gained extensive banking and finance experience. Prior to that, he worked at Sungard Financial Systems, providing front to back trading and risk management software solutions for banks. He also gained experiences in different roles from sales and accounting management, project management, technology and business analyst when he worked at a startup hedge fund IT consulting business. Mr. Chung started his career as a telecommunication engineer at Hutchison Global Crossing and eventually led a small team of engineers. Mr. Chung is a graduate of Quantitative Finance from the Management Science and Engineering Department at Stanford University and Telecommunications Technology from British Columbia Institute of Technology.

Yat-Pui Au

Mr. Yat-Pui Au has been our Chief Business Officer (“CBO”) since February 2023. He has joined Regencell Bioscience Limited as senior vice president since October 2021. He has more than 24 years of experience in strategic management and business operations. Prior to joining Regencell, he worked at various leading roles in the physical security and property management sectors, where he implemented digital and cloud-based CRM solutions, completed major technology projects for governmental/institutional/private sectors, and streamlined business operations across marketing, finance, IT, HR and operations departments. Mr. Au started his career as a consultant analyst for Computer Sciences Corporation for IT/MIS integrations and deployment. Mr. Yat-Pui Au is Mr. Yat-Gai Au’s brother. Mr. Au obtained his Bachelor’s degree in Legal Studies from UC Berkeley.

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

Principal Financial Officer

Michelle Chan is our financial controller who joined us since November 2021. Ms. Chan has assumed the responsibilities of the chief financial officer since April 2022 and is currently our principal financial officer.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

B. Compensation

Executive Compensation

For the year ended June 30, 2024, we paid an aggregate of $0.78 million in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amounts to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in Hong Kong are required by law to make contributions equal to certain percentages of each qualifying employee’s salary to the Mandatory Provident Fund Scheme.

During the years ended June 30, 2024 and 2023, we did not pay any salary and bonus to Mr. Yat-Gai Au, our CEO, for services rendered to us. Pursuant to the employment agreement, as amended and restated, we entered into with Mr. Yat-Gai Au, Mr. Au shall receive an annual base salary of $1, and such compensation is subject to annual review and adjustment by our board of directors. The CEO cannot draw his compensation more than $1 until we reach a market capitalization of $1 billion.

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

Number of Ordinary Shares. The number of Ordinary Shares that may be issued under the Plan is the maximum aggregate number of Ordinary Shares reserved and available pursuant to this Plan shall be the aggregate of (i) 1,235,076 Ordinary Shares, and (ii) on each January 1, starting with January 1, 2022, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Ordinary Shares as may be determined by our board of directors. If there is a forfeiture or termination without the delivery of Ordinary Shares or of other consideration of any option made under the Plan, the Ordinary Shares underlying such option, or the number of Ordinary Shares otherwise counted against the aggregate number of Ordinary Shares available under the Plan with respect to the option, to the extent of any such forfeiture or termination, shall again be, or shall become, available for granting options under the Plan. The number of Ordinary Shares issuable under the Plan is subject to adjustment, in the event of any reorganization, recapitalization, share split, share distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. As of the date of this Annual Report, a total of 1,250,661 Ordinary Shares were authorized for issuance under the Plan, options to purchase 1,250,661 Ordinary Shares have been granted, excluding, if any, awards that were forfeited or canceled after the relevant grant dates and awards that have been vested, and options to purchase 754,553 Ordinary Shares are outstanding.

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

Name	Ordinary Shares Underlying Outstanding Options Granted	Exercise Price ($ per Ordinary Share)	Date of Grant	Date of Expiration
Executive officers as a group	415,588	$9.50	June 2021	Various dates from July 2032 to July 2035
Directors as a group	46,755	From $9.50 to $31.85	Various dates from June 2021 to January 2022	Various dates from July 2032 to January 2036
Other employees as a group	292,210	$9.50	June 2021	Various dates from July 2032 to July 2035

In May 2022, all directors and employees who were previously granted stock options upon our IPO agreed to a further lock-up undertaking for a period of six months after their stock options become vested. As their stock options are set to vest on July 16, 2022, their shares has remained lock-up until January 16, 2024. Subsequently, all directors and employees agreed to further lock-up undertakings until January 20, 2025.

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

D. Employees

As of June 30, 2024, 2023 and 2022, we had a total of 12, 12 and 13 full-time employees in Hong Kong. As of June 30, 2024, 4 of our full-time employees in Hong Kong were in research and development, 1 was in sales and marketing and 7 were in general administration.

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

	Ordinary Shares Beneficially Owned			Percentage of Votes Held
	Number	Percent		Percent
Directors and Executive Officers:
Yat-Gai Au (1)	10,568,839	81.2	%(1)	81.2%
James Wai Hong Chung	-	-		-
Yat-Pui Au	*	*		*
Evana Yee Wah Hui	-	-		-
Paul J. Niewiadomski	-	-		-
Dr. Wing Yan (William) Lo	-	-		-
All directors and executive officers as a group	10,584,142	81.3	%(1)	81.3%
Principal Shareholders:
Yat-Gai Au (1)	10,568,839	81.2%		81.2%
Digital Mobile Venture Ltd.(2)	988,902	7.6%		7.6%

*	Represents beneficial ownership of less than 1%.

(1)	Represents Ordinary Shares held by Regencell (BVI) Limited, a British Virgin Islands company wholly-owned by Mr. Yat-Gai Au, our founder, director and CEO. Mr. Yat-Gai Au is deemed to be the beneficial owners of these securities.

(2)	Represents Ordinary Shares held by Digital Mobile Venture Ltd., a British Virgin Islands company, in which Samuel Chen and Fiona Chang are the directors and the stockholders according to the Schedule 13G filed by Digital Mobile Venture Ltd. on December 15, 2021. The business address of Digital Mobile Venture Ltd. is c/o Rayson Technology Co. Ltd., 5F, No. 550, Ruei Guang Road, Taipei, Taiwan.

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

Rental Agreement with Ace United International Limited

On December 23, 2020, we entered into an office rental agreement with Ace United International Limited, which is a company wholly owned by our founder and CEO. The monthly rental is $4,103 and the terms of the agreement from the 1st of January to the 31st of December each year are renewed on an annual basis. The rental agreement was terminated in December 2021. The rental payment is expensed as incurred. During the years ended June 30, 2024, 2023 and 2022, the rental expenses were nil, nil and $24,615, respectively. The balance due to Ace United International Limited was nil as of June 30, 2024 and 2023.

Other Payables with Our Executive Management

As of June 30, 2024 and 2023, other payables – related parties represented reimbursement from related parties and the Company’s executive management, Mr. Chung and Mr. Au for out-of-pocket expenses incurred for business purposes. The balances due to Mr. Chung and Mr. Au were approximately $681 and $7,606, respectively, as of June 30, 2024 and $1,476 and $5,512, respectively, as of June 30, 2023.

During the years ended June 30, 2024 and 2023, the expenses paid for TCM formulae and materials for product development to Regeneration Company Limited, a related company, were approximately $0.09 million and $0.6 million, respectively. The balance due to Regeneration Company Limited was approximately $156 and $1,506 respectively as of June 30, 2024 and 2023.

During the year ended June 30, 2024 and 2023, the expenses paid for services fee for research support to Regencell Bioscience Asia Sdn. Bhd., a related company, were approximately $0.03 million and $0.03 million, respectively. The balance due to Regencell Bioscience Asia Sdn. Bhd., was nil and $2,076 as of June 30, 2024 and 2023.

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

Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences to U.S. Holders (defined below) of the ownership and disposition of our Ordinary Shares. For purposes of this summary, a “U.S. Holder” means a beneficial owner of our Ordinary Shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons (as defined in Section 7701(a)(30) of the Code (defined below)) are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), as in effect on the date of this Annual Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder based on such U.S. Holder’s individual circumstances. In particular, this discussion considers only U.S. Holders that own our Ordinary Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion also does not address the potential application of the alternative minimum tax, the Medicare contribution tax on certain net investment income, or the U.S. federal income tax consequences to U.S. Holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	brokers, dealers or traders in securities, commodities or currencies;

●	persons who have elected mark-to-market accounting;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more, by voting power or value, of our outstanding Ordinary Shares;

●	persons that acquired our Ordinary Shares pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

●	persons that will hold our Ordinary Shares in connection with a trade or business outside the United States;

●	persons that hold our Ordinary Shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

●	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities or persons who hold our Ordinary Shares through such entities or arrangements. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our Ordinary Shares and any consideration received (or deemed received) by a U.S. Holder in connection with the sale or other disposition of such shares will be in U.S. dollars.

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

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For purposes of the above calculations, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the equity. Passive income generally includes dividends, interest, certain rents or royalties, foreign currency or other investment gains and certain other categories of income. We must make a separate determination each taxable year as to whether we are a PFIC.

Based on the value of our assets for our taxable year ended June 30, 2024, including the value of our goodwill, and the composition of our income and assets in such taxable year, we believe we were a PFIC for our taxable year ended June 30, 2024. Specifically, we believe we were a PFIC for such taxable year due to the amount of interest income we received relative to other income we received during such taxable year. The application of the PFIC rules is subject to uncertainty in several respects. The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we may be or may become a PFIC, depends on the interpretation of certain U.S. Treasury regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. Until we become revenue-generating, our PFIC status may depend, in part, on the receipt and treatment of passive income from interest-bearing accounts or other investments relative to other sources of income (including government grants).

Furthermore, for purposes of the asset test described above, goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income, and the value of our assets, including goodwill, generally will be calculated using the market price of our Ordinary Shares, which may fluctuate considerably, especially in times of high market volatility. Accordingly, fluctuations in the market price of our Ordinary Shares may affect our PFIC status for any taxable year. In addition, cash is generally characterized as a passive asset for these purposes, so the composition of our income and assets will be affected by how, and how quickly, we spend the cash that we hold. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year ending June 30, 2025 or any other future taxable year. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding taxable years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will generally be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each taxable year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions as discussed below under “—Taxation of Distributions Paid on Ordinary Shares” would generally apply, except that the lower applicable capital gains rate for qualified dividend income discussed therein generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would generally be available to you if we are or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may, at taxpayer’s discretion, make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such U.S. Holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will generally be required to file IRS Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we are a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future taxable year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last taxable year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last taxable year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for U.S. federal income tax purposes.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs (“lower-tier PFICs”), you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the Ordinary Shares you own bears to the value of all of our Ordinary Shares, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs that you would be deemed to own. However, an election for mark-to-market treatment would likely not be available with respect to any such lower-tier PFICs. You should consult your tax advisors regarding the availability and desirability of a mark-to-market election as well as the impact of such election on interests in any lower-tier PFICs.

If we are considered a PFIC, a U.S. Holder will also be subject to information reporting requirements on an annual basis. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR OUR TAXABLE YEAR ENDED JUNE 30, 2024 AND WITH RESPECT TO THE OPERATION OF THE PFIC RULES AND RELATED REPORTING REQUIREMENTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE ADVISABILITY AND EFFECTS OF MAKING ANY ELECTION THAT MAY BE AVAILABLE.

Taxation of Distributions Paid on Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will generally be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States (including the NASDAQ Capital Market), or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, it is expected that clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend considered for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” A U.S. Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year may instead claim an itemized deduction for all foreign taxes paid or accrued in that taxable year. The rules governing the U.S. foreign tax credit are complex, and you should consult your tax advisors to determine whether and to what extent a credit would be available in your particular circumstances, including the effects of any applicable income tax treaty.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed above, you will generally recognize taxable gain or loss on any sale, exchange or other taxable disposition of an Ordinary Share equal to the difference between the amount realized (in U.S. dollars) for the Ordinary Share and your adjusted tax basis (in U.S. dollars) in the Ordinary Share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses may be subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits. The rules governing the U.S. foreign tax credit are complex, and you should consult your tax advisors to determine whether and to what extent a credit would be available in your particular circumstances, including the effects of any applicable income tax treaty.

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

As of June 30, 2024, 2023 and 2022, the Group has no significant foreign currency risk because most of the transactions are denominated in Hong Kong dollar or the United States dollar. Since Hong Kong dollar is pegged to the United States dollar, the Group’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

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

From the effective date of the registration statement on Form F-1 to June 30, 2024, the ending date of the reporting period of this Annual Report, our expenses incurred and paid to others in connection with the issuance and distribution of our Ordinary Shares in our IPO totaled $2.26 million, which included $1.83 million for underwriting discounts and commissions and $0.43 million for other expenses. None of the transaction expenses included any direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

We received net proceeds of approximately $22.67 million from our IPO, including the exercise of over-allotment option, after deducting these total expenses.

From the effective date of the registration statement on Form F-1 to June 30, 2024, the ending date of the reporting period of this Annual Report, we used approximately $5.4 million for staff salaries; approximately $1.6 million for general and administrative expenses, marketing, research and development and potential expansion of new businesses, approximately $3.3 million for facilities rental, renovations and equipment; approximately $1.5 million for second research study; approximately $0.02 million for product and intellectual properties registration; approximately $2.5 million for working capital and other general corporate purposes; and approximate $0.4 million to repay our shareholder loan with Mr. Yat-Gai Au. Other than as disclosed above, none of the net proceeds from our IPO were paid, directly or indirectly, to any of our directors, officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of June 30, 2024, $8.0 million of the net proceeds from our IPO remained unused. We have placed the remaining net proceeds from our IPO in our savings account and short-term investment. We still intend to continue to use the net proceeds from our IPO as disclosed in our registration statements on Form F-1.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that our disclosure controls and procedures were not effective as of June 30, 2024 because of the material weaknesses in our internal control over financial reporting identified, as described in “Management’s Annual Report on Internal Control over Financial Reporting” below.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2024 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management has concluded that our internal control over financial reporting was ineffective as of June 30, 2024, due to the material weaknesses in our internal control over financial reporting identified.

In connection with the preparation and audit of our consolidated financial statements as of and for the year ended June 30, 2024, our management identified the following three material weaknesses in our internal control over financial reporting: (1) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; and (3) our lack of segregation of duties for certain key functions due to limited staff and resources.

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

Attestation Report of the Registered Public Accounting Firm

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of June 30, 2024, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting. This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

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

The following table represents the approximate aggregate fees for services rendered by Friedman LLP and Marcum Asia, our independent registered public accounting firm, for the periods indicated:

	For the Years Ended June 30,
	2024	2023
Marcum Asia
Audit Fees	$120,000	$120,000
Audit Related Fees	30,000	-
Friedman LLP
Audit Fees	-	-
Audit Related Fees	-	30,000
Total Fees	$150,000	$150,000

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include interim review fee.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Regencell Bioscience Holdings’ board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of Regencell Bioscience Holdings’ securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. The policy is filed as Exhibit 11 hereto.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. We have implemented cybersecurity measures and protocols for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. We aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

At the management level, our CBO and COO and information technology personnel are responsible for assessing, identifying and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CBO and COO report to our board of directors (i) timely updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (ii) in connection with disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our information technology personnel will promptly organize an internal assessment. If it is further determined that the incident could potentially be a material cybersecurity event, the cybersecurity-related departments will promptly report the incident and assessment results to our CBO and COO, and, to the extent appropriate, seek advice from external experts and legal counsels. If it is determined that the incident could potentially be a material cybersecurity event, our CBO and COO will decide on relevant response measures and management shall promptly prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Regencell Bioscience Holdings Limited, and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 from Amendment No. 2 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 11, 2021)

2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 from Amendment No. 2 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 11, 2021)

2.2	Description of Securities (incorporated by reference to Exhibit 2.2 from our annual report on Form 20-F for the fiscal year ended June 30, 2022 (File No. 001-40617) filed with the SEC on October 31, 2022)

4.1	Deed of Rights Transfer, Strategic Partnership and Undertaking between Sik-Kee Au and Regencell Bioscience Limited dated January 1, 2018 (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.2	Amended and Restated Employment Agreement by and between CEO Yat-Gai Au and Regencell Bioscience Holdings Limited dated February 2, 2021 (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.3	Supplemental Agreement of Deed of Rights Transfer, Strategic Partnership and Undertaking between Sik-Kee Au and Regencell Bioscience Limited dated November 10, 2020 (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.4	Employment Agreement between Mr. James Wai Hong Chung and Regencell Bioscience Limited dated July 6, 2019 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.5	Employment Agreement between Yat-Pui Au and Regencell Bioscience Limited dated September 7, 2021 (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F for the fiscal year ended June 30, 2023 (File No. 001-40617) filed with the SEC on October 27, 2023)

4.6	Form of Director Offer Letter (incorporated by reference to Exhibit 10.11 from Amendment No. 2 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 11, 2021)

4.7	Form of Option Agreement (incorporated by reference to Exhibit 10.12 from Amendment No. 2 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 11, 2021)

4.8	2021 Share Option Plan (incorporated by reference to Exhibit 10.13 from Amendment No. 3 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 23, 2021)

8.1*	List of Subsidiaries and Affiliated Entities

11.1*	Insider Trading Policy

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97*	Clawback Policy

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	October 25, 2024

REGENCELL BIOSCIENCE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Regencell Bioscience Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Regencell Bioscience Holdings Limited (the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

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
October 25, 2024

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001
Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Regencell Bioscience Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows of Regencell Bioscience Holdings Limited and Subsidiaries (collectively, the “Company”) for the year ended June 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP

Friedman LLP

We served as the Company’s auditor from 2020 through 2022.

New York, New York

October 31, 2022

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED Balance sheets

	As of June 30,
	2024	2023
ASSETS
CURRENT ASSETS
Cash	$2,961,235	$1,564,795
Short-term investment	5,000,000	10,000,000
Prepayments and other receivables	152,778	56,548
Total current assets	8,114,013	11,621,343

OTHER ASSETS
Property and equipment, net	141,734	440,829
Long-term deposits	97,684	108,499
Right-of-use assets, net	84,780	451,084
Total other assets	324,198	1,000,412

Total assets	$8,438,211	$12,621,755

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses	125,328	158,081
Other payables – related parties	8,443	10,570
Operating lease liabilities – current	59,807	438,263
Total current liabilities	193,578	606,914

NON-CURRENT LIABILITIES
Operating lease liabilities – non – current	25,934	25,406

Total liabilities	219,512	632,320

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Ordinary shares, $0.00001 par value, 100,000,000 shares authorized, and 13,012,866 shares issued and outstanding as of June 30, 2024 and 2023, respectively	130	130
Additional paid-in capital	29,881,238	29,431,927
Accumulated deficit	(21,616,903)	(17,315,066)
Accumulated other comprehensive loss	(45,766)	(86,658)
Total equity attributed to shareholders of the Company	8,218,699	12,030,333
Non-controlling interest	-	(40,898)
Total shareholders’ equity	8,218,699	11,989,435

Total liabilities and shareholders’ equity	$8,438,211	$12,621,755

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended June 30,
	2024	2023	2022

OPERATING EXPENSES:
Selling and marketing	$125,427	$262,664	$25,275
General and administrative (including share-based compensation of $0.5 million, $0.9 million and $1.5 million for the years ended June 30, 2024, 2023 and 2022 respectively)	3,545,066	4,429,379	5,080,341
Research and development (including reversal of share-based compensation of $0.03 million, share-based compensation of $0.03 million and $1.2 million for the years ended June 30, 2024, 2023 and 2022 respectively)	1,066,233	1,581,628	2,512,154
Total operating expenses	4,736,726	6,273,671	7,617,770

LOSS FROM OPERATIONS	(4,736,726)	(6,273,671)	(7,617,770)

OTHER INCOME, NET	373,505	211,342	23,215

LOSS BEFORE INCOME TAXES	(4,363,221)	(6,062,329)	(7,594,555)

PROVISION FOR INCOME TAXES	-	-	-

NET LOSS	$(4,363,221)	$(6,062,329)	$(7,594,555)

NET LOSS ATTRIBUTABLE TO:
Shareholders of the Company	$(4,301,837)	$(5,871,130)	$(7,445,943)
Non-controlling interest	(61,384)	(191,199)	(148,612)

	$(4,363,221)	$(6,062,329)	$(7,594,555)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	40,892	(86,658)	-

COMPREHENSIVE LOSS	$(4,322,329)	(6,148,987)	$(7,594,555)

NET COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of the Company	$(4,260,945)	$(5,957,788)	$(7,445,943)
Non-controlling interest	(61,384)	(191,199)	(148,612)

	$(4,322,329)	$(6,148,987)	$(7,594,555)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	13,012,866	13,012,866	12,805,707

LOSS PER SHARE
Basic and diluted	$(0.33)	$(0.45)	$(0.58)

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF changeS in SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary Shares		Additional paid-in	Accumulated Other comprehensive	Accumulated	Non- controlling
	Shares	Par value	Capital	loss	deficit	interest	Total
BALANCE, June 30, 2021	10,000,000	$100	$256	$-	$(3,997,993)	$-	$(3,997,637)

Issuance of shares upon initial public offering and over allotment, net	2,625,000	26	22,200,060	-	-	-	22,200,086
Issuance of warrants	-	-	301,085	-	-	-	301,085
Issuance of shares upon conversion of convertible bonds	342,105	3	3,249,997	-	-	-	3,250,000
Share-based compensations	-	-	2,757,907	-	-	-	2,757,907
Capital contribution from non-controlling interest of a subsidiary	-	-	-	-	-	164,000	164,000
Exercise of warrants	45,761	1	(1)	-	-	-	-
Net loss	-	-	-	-	(7,445,943)	(148,612)	(7,594,555)

BALANCE, June 30, 2022	13,012,866	$130	$28,509,304	$-	$(11,443,936)	$15,388	$17,080,886

Share-based compensations	-	-	922,623	-	-	-	922,623
Capital contribution from non-controlling interest of a subsidiary	-	-	-	-	-	134,913	134,913
Net loss	-	-	-	-	(5,871,130)	(191,199)	(6,062,329)
Foreign currency translation adjustment	-	-	-	(86,658)	-	-	(86,658)

BALANCE, June 30, 2023	13,012,866	$130	$29,431,927	$(86,658)	$(17,315,066)	$(40,898)	$11,989,435

Share-based compensations	-	-	449,311	-	-	-	449,311
Capital contribution from non-controlling interest of a subsidiary, net	-	-	-	-		102,282	102,282
Net loss	-	-	-	-	(4,301,837)	(61,384)	(4,363,221)
Foreign currency translation adjustment	-	-	-	40,892	-	-	40,892

BALANCE, June 30, 2024	13,012,866	$130	$29,881,238	$(45,766)	$(21,616,903)	$-	$8,218,699

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF cash flow

	For the Year Ended June 30,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,363,221)	$(6,062,329)	$(7,594,555)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	305,780	293,135	150,147
Amortization of right-of-use asset	439,808	476,552	454,250
Share-based compensation	449,311	922,623	2,757,907
Interest income	(248,000)	(85,400)	(10,733)
Loss on disposal of property and equipment	-	1,415	-
Change in operating assets and liabilities
Prepayments and other receivables	(96,230)	(28,950)	(9,429)
Long-term deposits	10,815	5,803	(95,196)
Accrued expenses	(32,753)	6,954	(421,863)
Operating lease liabilities	(465,070)	(487,672)	(430,421)
Other payables – related parties	(2,127)	(5,080)	(67,162)
Net cash used in operating activities	(4,001,687)	(4,962,949)	(5,267,055)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(5,376)	(27,392)	(780,876)
Proceed from disposal of property and equipment	-	970	-
Proceed from mature of short-term investment	10,248,000	10,085,400	-
Placement of short-term investment	(5,000,000)	(10,000,000)	(10,000,000)
Net cash provided by (used in) investing activities	5,242,624	58,978	(10,780,876)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of proceeds from shareholder’s loans	-	-	(431,969)
Proceeds from initial public offering, net	-	-	22,673,485
Capital contribution from non-controlling interest of a subsidiary, net	102,282	134,913	164,000
Net cash provided by financing activities	102,282	134,913	22,405,516

EFFECT OF EXCHANGE RATE ON CASH	53,221	(83,145)	-

NET CHANGE IN CASH	1,396,440	(4,852,203)	6,357,585

CASH, beginning of year	1,564,795	6,416,998	59,413

CASH, end of year	$2,961,235	$1,564,795	$6,416,998

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF cash flow (Continued)

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

Supplemental disclosure of non-cash financing activities:
Conversion of convertible note payable – related party to ordinary shares	$-	$-	$3,250,000
Issue of warrants	-	-	301,085
Deferred IPO costs reclassed to Additional paid-in capital	-	-	172,314
Right-of-use assets obtained in exchange of lease liabilities	71,122	189,767	1,437,069
Early termination of right-of-use assets in exchange of lease liabilities	-	(40,353)	-

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Nature of business and organization

Regencell Bioscience Holdings Limited (“Regencell” or the “Company”) is a holding company incorporated as an exempted company on October 30, 2014, under the laws of the Cayman Islands and holding all of the outstanding share capital of Regencell Limited, established under the laws of Hong Kong on November 20, 2014, and Regencell Bioscience Limited, established under the laws of Hong Kong on May 12, 2015.

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

On September 2, 2021, the Company’s wholly-owned subsidiary, Regencell Bioscience Limited entered into a joint venture agreement with Honor Epic Enterprises Limited to form a joint venture, Regencell Bioscience Asia Limited, under the laws of Hong Kong. The Company held 60% equity interest in Regencell Bioscience Asia Limited. The operation of the joint venture was ceased on December 31, 2023 and the deregistration was in progress. The disposition of the joint venture did not have a material impact on the ongoing results of operations of financial results.

The Company has funded its operations primarily from the net proceeds from the completion of its IPO. The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name of Entity	Principal Activities	Place and Date of Incorporation	Ownership

Regencell Bioscience Limited	Research and Development Day-to-day operations	Hong Kong, incorporated on May 12, 2015	100% owned by Regencell Bioscience Holdings Limited
Regencell Limited	Production and testing laboratory Research and Development	Hong Kong, incorporated on November 20, 2014	100% owned by Regencell Bioscience Holdings Limited
Regencell Bioscience Asia Limited	Research and Development	Hong Kong, incorporated on September 17, 2021 (ceased business on December 31, 2023)	60% owned by Regencell Bioscience Limited
Regencell Bioscience North America Limited	Research and Development	BVI, incorporated on April 25, 2022	100% owned by Regencell Bioscience Holdings Limited

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

Cash

Cash represents demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. All of the cash balances as at June 30, 2024 and 2023, were maintained at financial institutions in Hong Kong, and were insured by the Hong Kong Deposit Protection Board up to a limit of HK $500,000 (approximately $64,000) per depositor per scheme member in an event of bank failure.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended June 30, 2024, 2023 and 2022, no impairment loss on long-lived assets was recognized.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investment, accrued expenses and other payables – related parties approximates their recorded values due to their short-term maturities. The fair value of the long-term deposits approximates their carrying amounts because the deposit was paid in cash.

Selling and Marketing Expenses

Sales and marketing expenses were mainly for marketing initiatives and sponsorship with Non-Governmental Organizations (“NGOs”) and institutions that serves families with ADHD and ASD children, who voluntary sign up as qualified patients to be enrolled in our efficacy trial in the future. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended June 30, 2024, 2023 and 2022, the advertising expenses were approximately $1 thousand, $0.03 million and $0.03 million, respectively.

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

Employee benefit plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. For the years ended June 30, 2024, 2023 and 2022, the contribution made was approximately $25,700, $25,320 and $29,677, respectively.

Leases

The Company adopted the new lease accounting standard – ASC 842 on July 1, 2021. The Company determines if an arrangement is or contains a lease at inception. Operating leases with lease terms of more than 12 months are included in operating lease assets, accrued and other current liabilities, and long-term operating lease liabilities on its consolidated balance sheet. Operating lease assets represent its right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments over the lease term. Operating lease assets and liabilities are recognized based on the present value of the remaining lease payments discounted using its incremental borrowing rate. Lease expense is recognized on a straight-line basis over the lease term.

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

The Company has elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded over the requisite service period, which is the vesting period. The Company accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the share options granted to employees. The Black Scholes Model and/or the Binomial Model was applied in determining the estimated fair value of the options granted to employees and non-employees. During the years ended June 30, 2024, 2023 and 2022, 45,455 share options, 175,326 share options and 275,327 share options were forfeited respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2024, 2023 and 2022.

(Loss) earnings per share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended June 30, 2024, 2023 and 2022, there were no dilutive shares.

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

Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 intends to improve the transparency of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Company is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires business entities to enhance disclosures about significant segment expenses. The ASU also requires that a public entity with a single reportable segment, like the Company, provide all of the disclosures required as part of the amendment and all existing disclosures required by Topic 280. The ASU will become effective for us for the annual period beginning in fiscal year 2025 and for interim periods beginning with our 2026 fiscal year, on a retrospective basis, and early adoption is permitted. The Company is currently evaluating the effect that the new guidance will have on our related disclosures, but do not expect this guidance will have a material impact on the Company’s financial position and results of operations.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

Note 3 – Property and equipment, net

Property and equipment, net consist of the following:

	June 30, 2024	June 30, 2023
Leasehold improvement	$623,804	$621,417
Office furniture, equipment and others	79,772	74,104
Motor vehicles	222,323	221,472
Total	925,899	916,993
Less: accumulated depreciation	(784,165)	(476,164)
Total	$141,734	$440,829

Depreciation expense for the years ended June 30, 2024, 2023 and 2022, amounted to approximately $305,780, $293,135 and $150,147, respectively.

During the years ended June 30, 2024, 2023 and 2022, there was a loss on disposal of property and equipment amounted to approximately nil, $1,415 and nil respectively.

Note 4 – Accrued expenses

Accrued expenses represent salary and welfare payables, professional fees, utilities, and payables for other operating expenses.

Note 5 – Related Party Transaction

Other payables – related parties

During the year ended June 30, 2022, the Company has an office rental agreement with Ace United International Limited, which is a company wholly owned by the Company’s Founder and CEO. The Company has paid a monthly rent of $4,103 and the terms of the agreement are renewed on an annual basis. The rental agreement was terminated in December 2021. The rental payment is expensed as incurred. During the years ended June 30, 2024, 2023 and 2022, the rental expenses were nil, nil and $24,615 respectively. The balance due to Ace United International Limited was nil as of June 30, 2024 and 2023.

During the years ended June 30, 2024 and 2023, other payables – related parties represent reimbursement from related parties and the Company’s executive management, Mr. Chung and Mr. Au for out-of-pocket expenses incurred for business purposes. The balances due to Mr. Chung and Mr. Au was approximately $681 and $7,606 respectively as of June 30, 2024 and $1,476 and $5,512 respectively as of June 30, 2023.

During the years ended June 30, 2024 and 2023, the expenses paid for TCM formulae and materials for product development to Regeneration Company Limited, a related company, were approximately $0.09 million and $0.6 million, respectively. The balance due to Regeneration Company Limited was approximately $156 and $1,506 respectively as of June 30, 2024 and 2023.

During the years ended June 30, 2024 and 2023, the expenses paid for services fee for research support to Regencell Bioscience Asia Sdn. Bhd., a related company, were approximately $0.03 million and $0.03 million respectively. The balance due to Regencell Bioscience Asia Sdn. Bhd., was nil and $2,076 as of June 30, 2024 and 2023.

Note 6 – Taxes

Income tax

The income tax provision consisted of the following components:

For the year ended June 30,
	2024	2023	2022
Current:
Hong Kong	$-	$-	$-

Deferred:
Hong Kong	-	-	-
Total provision for income taxes	-	-	-

Cayman Islands and British Virgin Islands (“BVI”)

Under the current laws of the Cayman Islands and BVI, the Company and its subsidiaries are not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands or BVI withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the years ended June 30, 2024, 2023 and 2022.

The following table reconciles statutory tax rates to the Company’s effective tax rate for the periods indicated below:

	For the year ended June 30,
	2024	2023	2022
Tax benefit calculated at statutory tax rate	16.5%	16.5%	16.5%
Valuation allowance	(16.5)%	(16.5)%	(16.5)%
Effective tax rate	0.0%	0.0%	0.0%

The following table sets forth the significant components of the aggregate deferred tax assets:

	As of June 30,
	2024	2023	2022
Deferred tax assets:
Net operating loss carry forwards	$2,787,876	$2,305,767	$1,457,716
Share-based compensation expenses	681,424	607,288	455,055
Less: valuation allowance	(3,469,300)	(2,913,055)	(1,912,771)
Deferred tax asset, net	$-	$-	$-

The following table sets forth the changes in valuation allowance:

	For the year ended June 30,
	2024	2023
Balance at beginning of the year	$2,913,055	$1,912,771
Addition	720,097	1,000,284
Less: Reversal	(163,852)	-
Balance at end of the year	$3,469,300	$2,913,055

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon historical operating results and projections for future taxable income, management provided full valuation allowance for the deferred tax assets for the years ended June 30, 2024 and 2023. As of June 30, 2024 and 2023, tax loss carry-forward amounted to approximately $17 million and $14 million, respectively can be carried forward indefinitely.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2024, and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended June 30, 2024 and 2023. The Company’s major tax jurisdiction is Hong Kong. The tax years 2018 through 2024 remain subject to examination by the Hong Kong Inland Revenue Department (the “HKIRD”). The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2024.

Note 7 – Shareholder’s equity (deficit)

Ordinary Shares

Regencell Bioscience Holdings Limited (Cayman) was established under the laws of Cayman Islands on October 30, 2014. The authorized number of Ordinary Shares is 100,000,000 shares with a par value of $0.00001 per ordinary share, and 13,012,866 Ordinary Shares were issued and outstanding as of June 30, 2024 and 2023, respectively.

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

For the years ended June 30, 2024 and 2023, key inputs used to estimate the fair value of share options on the grant dates are as follows:

Black-Scholes option pricing model

Options granted in June 2021
Risk-free interest rate	0.87%
Expected life of the options	6.25 years
Expected volatility	64.75%
Expected dividend yield	0.00%
Fair value	$5.45

Binomial option pricing model

Options granted in January 2022
Fair value of the ordinary shares on the date of option grant	$31.85
Risk-free interest rate	1.53% to 1.589%
Option life	10 years
Expected volatility	88.68% to 94.17%
Expected dividend yield	0.00%
Exercise price	$31.85
Expected early exercise multiple	2.80

A summary of activities of the share options for the years ended June 30, 2024 and 2023 are presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Grant-date Fair value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		$	$	Year	$
Outstanding as of July 1, 2022	975,334	9.86	5.45	9.06	24,137,435
Granted	-	-	-	-	-
Expired, forfeited or cancelled	(175,326)	9.50	5.45	-	-
Outstanding as of June 30, 2023	800,008	9.94	5.81	8.06	10,608,693
Granted	-	-	-	-	-
Expired, forfeited or cancelled	(45,455)	9.50	5.45	-	-
Outstanding as of June 30, 2024	754,553	9.96	5.83	7.06	(4,856,370)
Exercisable as of June 30, 2024	-	-	-	-	-

During the year ended June 30, 2024, the Company recognized share-based compensation expense of approximately $449,000 (2023: $923,000) for share options granted.

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

The aggregated fair value of the Public Offering Warrants on July 20, 2021 was $0.27 million. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $9.27; risk free rate of 0.68%; expected term of 5 years; exercise price of the warrants of $10.45; volatility of 65.24%; and expected future dividends of nil. As of June 30, 2024 and the date of this report, all warrants were issued and exercised.

The aggregated fair value of the overallotment Warrants on August 19, 2021 was $0.03 million. The fair value has been estimated using the Binomial model with the following weighted-average assumptions: market value of underlying share of $6.30; risk free rate of 0.77%; expected term of 5 years; exercise price of the warrants of $10.45; volatility of 82.66%; and expected future dividends of nil. As of June 30, 2024 and the date of this report, all warrants were issued and exercised.

Note 8 – Leases

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

During the years ended June 30, 2023 and 2024, we entered into agreements to lease usage of staff quarters with third parties. Each of the leases was for a two years term.

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

	Classification	Year Ended June 30, 2024	Year Ended June 30, 2023
Operating lease costs	General and administrative expenses	$328,073	$364,817
Operating lease costs	Research and development expenses	111,735	111,735
Short term lease costs	General and administrative expenses	-	-

Balance sheet information related to leases consists of the following:

	Classification	June 30, 2024	June 30, 2023
Assets
Operating lease – ROU assets	Right-of-use assets	$84,780	$451,084

Liabilities
Operating lease liabilities	Current portion	$59,807	$438,263
Operating lease liabilities	Non-current portion	25,934	25,406
Total lease liabilities		$85,741	$463,669

Weighted average remaining term (years)
Operating leases		0.46	0.82

Weighted average discount rate
Operating leases		5.18%	5.00%

The following table sets forth the Company’s minimum lease payments in future periods:

June 30, 2024
For the years ending June 30,
2025	$62,792
2026	25,128
2027	-
Total minimum lease payments	$87,920
Less: imputed interest	(2,179)

Total:	$85,741

Note 9 – Commitments and contingencies

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Note 10 – Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the Company issued these consolidated financial statements on October 25, 2024. Based on the review, the Company did not identify any subsequent event that would have required adjustment or disclosure in the consolidated financial statements.