Form 20-F
period 2025-06-30
Regencell Bioscience Holdings Ltd
filed 2025-10-31
CIK 1829667

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

As of June 30, 2025, the issuer had 494,488,908 ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

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

Unless otherwise indicated or the context requires otherwise, references in this Annual Report to:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this Annual Report only;

●	“Hong Kong” is to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this Annual Report only;

●	“HK$” or “Hong Kong dollar” refers to the legal currency of Hong Kong;

●	“Regencell Bioscience Holdings Limited” or “Regencell” is to Regencell Bioscience Holdings Limited, a Cayman Islands exempted company incorporated under the laws of the Cayman Islands;

●	“Regencell Bioscience Limited” is to Regencell Bioscience Limited, a Hong Kong limited liability company organized under the laws of Hong Kong and a wholly-owned subsidiary of Regencell Bioscience Holdings Limited;

●	“Regencell Bioscience North America Limited” is to Regencell Bioscience North America Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of Regencell Bioscience Holdings Limited;

●	“Regencell (BVI) Limited” is to Regencell (BVI) Limited, a British Virgin Islands business company organized under the laws of British Virgin Islands;

●	“Regencell Limited” is to Regencell Limited, a Hong Kong limited liability company organized under the laws of Hong Kong and a wholly-owned subsidiary of Regencell Bioscience Holdings Limited;

●	“Shares,” “shares” or “Ordinary Shares” are to the ordinary shares of Regencell Bioscience Holdings, Limited par value $0.00001 per share;

●	“TCM” refers to Traditional Chinese Medicine;

●	“The TCM Practitioner” or “our TCM Practitioner” refers to our strategic TCM research partner, Mr. Sik-Kee Au, father of our Chief Executive Officer (“CEO”) and director;

●	“US$,” “$” or “US dollar” refers to the legal currency of the United States; and

●	“We”, “us”, “RGC”, the “Company”, “our company” or the “Group” are to one or more of Regencell Bioscience Holdings Limited and its affiliated entities.

We listed our Ordinary Shares on the Nasdaq Capital Market under the symbol “RGC” on July 16, 2021.

On June 13, 2025, we, as an exempted company with limited liability incorporated under the laws of the Cayman Islands, capitalized an amount standing to the credit of the share premium account of the Company, and appropriated such sum and applied it on behalf of the shareholders towards paying in full (as to the full par value of $0.00001 per Ordinary Share) an aggregate of 481,476,042 Ordinary Shares (representing the receipt by each shareholder of the Company of 37 additional Ordinary Shares for every Ordinary Share held on the record date). This did not result in any changes in authorized share capital or par value of our Ordinary Shares, nor involve any cash outflow. This is treated as an equity reclassification of a 38-for-1 forward stock split (the “38-for-1 forward stock split”) under accounting principles generally accepted in the United States of America (“U.S. GAAP”). The authorized share capital remained as $1,000,000 divided into 100,000,000,000 Ordinary Shares of $0.00001 par value each.

All the share numbers, option numbers and option exercise prices appearing in this Annual Report have been adjusted to give retroactive effect to the 38-for-1 forward stock split, unless otherwise indicated or unless the context suggests otherwise.

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

Risks Related to Our Financial Position and Need for Capital

We are an early-stage TCM bioscience company with a limited operating history. We expect to incur additional losses in the future.

We are an early-stage TCM bioscience company with a limited operating history that focuses on the research, development and commercialization of TCM for the treatment of neurocognitive disorders and degenerations, specifically Attention Deficit Hyperactivity Disorder (“ADHD”) and Autism Spectrum Disorder (“ASD”) with no currently approved products. To date, we have focused almost exclusively on developing our product candidates. We have funded our operations to date primarily through proceeds from our initial public offering of our Ordinary Shares. We have no saleable products and have not generated any revenue from product sales. We have incurred operating losses since our formation. We incurred total net losses of $3.58 million and $4.36 million, respectively, for the fiscal years ended June 30, 2025 and 2024. Substantially all of our operating losses resulted from costs incurred in connection with our development programs and from general and administrative costs. We expect to continue to incur research and development expenses in the future as we continue the advancement of our efficacy trials and as we potentially pursue additional indications. We may also incur expenses in connection with third-party trials involving our TCM formula or other intellectual property. In addition, if we obtain marketing approval for any of our TCM formula, we may initially incur significant outsourced sales, marketing and manufacturing expenses, as well as continued research and development expenses. As a result, we expect to continue to incur increasing operating losses for the foreseeable future.

The likelihood of success of our business plan and growth strategy must be considered in light of the problems, substantial expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early-stage businesses and the regulatory and competitive environment in which we operate.

Accordingly, you should consider our annual report in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially early-stage bioscience research companies such as ours. Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history, like us, will face. In particular, potential investors should consider that we cannot assure you that we will be able to, among other things:

●	successfully implement or execute our current business plan, and we cannot assure you that our business plan is sound;

●	successfully manufacture and commercialize our standardized liquid-based TCM formula treatment for ADHD and ASD patients;

●	successfully complete the research studies to obtain regulatory approval for the marketing of our TCM formula;

●	obtain, secure, maintain and, as necessary, defend our intellectual property rights;

●	attract and retain an experienced management and research team;

●	launch commercial sales of our standardized liquid-based TCM formula, whether alone or in collaboration with others;

●	raise sufficient funds in the capital markets or otherwise to effectuate our business plan; and

●	utilize the funds that we do have and/or raise in the future to efficiently execute our business strategy.

If we cannot successfully execute any one of the foregoing, our business may fail and your investment will be adversely affected.

We have not generated revenue from any TCM formula or applied for any regulatory approvals, nor have distribution capabilities or experience or any granted patents or pending patent applications and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. As of the date of this Annual Report, we have not applied for any regulatory approvals, we have no granted or pending patent applications and we have no distribution capabilities or experience, and we have not generated any revenue from our development stage TCM formula and we do not know when, or if, we will generate any such revenue. We do not expect to generate significant revenue unless and until we obtain regulatory approval of our standardized TCM formula, produce and commercialize products based on such TCM formula. Our ability to generate future revenue from sales of products based on our TCM formula depends heavily on our success in many areas, including but not limited to:

●	obtaining favorable results from and progressing the research studies of our TCM formula;

●	developing and obtaining regulatory approval for registration for our TCM formula;

●	accurately identifying demand for our product candidates;

●	continued consumer interest in treatments to the symptoms of ADHD and ASD;

●	obtaining market acceptance of our liquid-based TCM formula treatment, if approved for marketing, as viable treatment options for ADHD and ASD;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter; and

●	recruiting and retaining qualified personnel.

We have limited sources of working capital and may need substantial additional financing. If we are unable to obtain the required additional capital, we may have to curtail our growth plans or cut back on existing business, which may affect our results of operations and financial condition or cause the cease of our operations.

The working capital required to implement our business plan will most likely be provided by funds obtained through offerings of our equity, debt, debt-linked securities, and/or equity-linked securities, and, in the future, revenues generated by us after our TCM formula is approved for marketing and production. Any additional capital raised through the sale of equity or equity-linked securities may dilute our current shareholders’ ownership in us and could also result in a decrease in the market price of our Ordinary Shares. The terms of the securities issued by us in future capital transactions may be more favorable to new investors and may include the issuance of warrants or other derivative securities, which may have a further dilutive effect. We may incur substantial offering expenses in pursuing future external financing. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition and results of operations. In addition, any debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we obtain funding through a strategic collaboration or licensing arrangement, we may be required to relinquish our rights to certain of our technologies, products or marketing territories. No assurance can be given that we will have sufficient revenue to sustain our operations or that we would be able to obtain external financings.

Our ability to complete additional financing is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of our company and the likelihood of the success of our business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, we may need to delay the completion of or significantly reduce the scope of our current business plan; delay some of our research and development; or postpone the hiring of new personnel, which may affect our results of operations and financial condition. The value of our Ordinary Shares and any Ordinary Share equivalents would be materially negatively impacted, and under certain financial circumstances, we may need to curtail or cease our operations.

Risks Related to Our Product Development, Regulatory Approval, Manufacturing and Commercialization

Our standardized TCM formula for ADHD and ASD patients is still in development. If we are unable to obtain regulatory approval or ultimately commercialize our standardized TCM formula and/or products based on our TCM formula, or if we experience significant delays in doing so, our business, financial condition, results of operations and prospects will be materially and adversely affected.

Currently, our standardized TCM formula for ADHD and ASD patients are under research and development. None of the formula is currently in the process of regulatory approval and commercialization. Our ability to generate revenues from our standardized TCM formula is dependent on the completion of our research and development, receipt of regulatory approval and successfully commercializing products based on such formula, which may never occur. Our TCM formula will require additional research and development, regulatory approval in Hong Kong and other jurisdictions where we plan to sell, development of manufacturing supply and capacity, substantial investment, and significant marketing efforts before we generate any revenue from product sales. The success of our standardized TCM formula will depend on several factors, including the following:

●	successful enrollment in, and completion of, research studies;

●	receipt of regulatory approvals from applicable regulatory authorities for planned research studies, future research studies, or drug registrations, manufacturing and commercialization;

●	successful completion of all safety studies required to obtain regulatory approval in Hong Kong and other jurisdictions in which our standardized TCM formula intend to sell;

●	developing commercial manufacturing capabilities to the specifications for our candidates for clinical supply and commercial manufacturing;

●	making and maintaining arrangements with third-party TCM raw material suppliers or manufacturers;

●	obtaining and maintaining patent, trade secret and other intellectual property protection and/or regulatory exclusivity for our standardized TCM formula;

●	launching commercial sales of our standardized liquid-based TCM formula treatment, if and when approved, whether alone or in collaboration with others;

●	acceptance of the standardized liquid-based TCM formula treatment, if and when approved, by patients and the medical community;

●	effectively competing with other therapies and alternative drugs, particularly those for ADHD and ASD;

●	successfully enforcing and defending intellectual property rights and claims; and

●	maintaining a continued acceptable safety profile of the standardized TCM formula following regulatory approval.

The success of our business is highly dependent upon our ability to develop and commercialize our standardized TCM formula for ADHD and ASD, of which research studies are currently on-going. As a result, our business is substantially dependent on our ability to complete the research and development of, obtain regulatory approval for, and successfully commercialize our standardized liquid-based TCM formula treatment and other TCM formula candidate for ADHD and ASD patients in a timely manner.

We cannot commercialize standardized TCM formula in Hong Kong, where we intend to launch our first standardized TCM formula and products, without first obtaining regulatory approval from authorities concerned in Hong Kong. The process to develop, obtain regulatory approval for and commercialize standardized TCM formula is long, complex and costly and approval may not be granted. Obtaining regulatory approval in one jurisdiction does not mean that regulatory approval will be obtained in any other jurisdiction. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. No assurance can be given that we can obtain regulatory approval in Hong Kong, even if our TCM formula candidate obtain approval from the Hong Kong Chinese Medicines Board. We would still need to seek approval in other jurisdictions where we plan to market the product. Any safety issues, product recalls, or other incidents related to products approved and marketed in one jurisdiction may impact the approval of those products by another jurisdiction. If we are unable to obtain regulatory approval for our standardized TCM formula candidates in one or more jurisdictions, or any approval contains significant limitations imposed on certain standardized TCM formula candidates, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of our TCM formula candidates or any other TCM formula candidates that we may acquire or develop in the future.

Our research and development of TCM formula candidates is at an early stage of development and all of our TCM formula candidates may require significant interactions with regulatory authorities and investments before their respective commercial launches. If we are unable to advance our TCM formula candidates to final development, meet regulatory requirements, including obtaining regulatory approval, where applicable, or ultimately commercialize our products or experience significant delays in doing so, our business will be materially harmed.

Our research and development of TCM formula is at an early stage and will require significant investment and regulatory approvals prior to commercialization. Each of our TCM formula candidates will require additional research and development, obtaining regulatory approval, such as obtaining manufacturing supply, substantial investment and significant marketing efforts before it generates any revenue from product sales. We are not permitted to market or promote any of our standardized TCM formula candidates before our receipt of regulatory approval from the Hong Kong Chinese Medicines Board, or comparable regulatory authorities, and we may never receive such regulatory approval for any such standardized TCM formula candidates.

The success of our product candidates will depend on several factors, including but not limited to the following:

●	receipt of regulatory approvals from applicable regulatory authorities for drug product candidates or, alternatively, compliance with regulatory requirements applicable to non-drug products;

●	establishing current Good Manufacturing Practices (“GMP”) compliant supply and commercial manufacturing operations or deciding with GMP-compliant third-party manufacturers for supply and commercial manufacturing;

●	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

●	launching commercial sales of our product, if and when approved or allowed for marketing, whether alone or in collaboration with others; and

●	maintaining a continued acceptable safety profile of the product candidates following approval or commercialization.

We cannot be certain that research and development of any of our TCM formula candidate will be successful or that we will obtain regulatory approval or be able to successfully commercialize any product based on our TCM formula and generate revenue. Success in our research studies does not ensure that application of regulatory approval will be successful. Our research studies may fail to demonstrate that our TCM formula candidates are safe and effective for their proposed uses. Any such failure could cause us to abandon further development of any one or more of our TCM formula candidate and may delay development of other TCM formula candidate. Any delay in, or termination of, our development will delay and possibly preclude the filing with regulatory authorities and, ultimately, our ability to commercialize the TCM formula candidate and generate revenue.

Although the assessment tools for the assessment of ADHD and ASD are globally recognized, the outcome of our efficacy trial may be subject to some biases of parents and caregivers of patients because we relied on the data provided by them.

The assessment tools we used in our efficacy trial include (i) Sik-Kee Au TCM Brain Theory® for ADHD/ASD Assessment (“SKATBT-A3”), which is a 48-item questionnaire developed by our research and development team, designed to assess patients’ conditions that are commonly observed by the TCM Practitioner. Items assessed are indicative of patients’ overall body and neurological conditions based on the TCM Practitioner’s brain theory and his over 30 years of experience in treating ADHD and ASD patients; (ii) Autism Treatment Evaluation Checklist (“ATEC”); (iii) Gilliam Autism Rating Scale (“GARS”); (iv) Vanderbilt ADHD Diagnostic Parent Rating Scale (“VADRS”); and (v) Swanson, Nolan, and Pelham (SNAP)-IV 26-item Parent Rating Scale (“SNAP-IV-26”). Most of these assessment tools are globally recognized and accepted methods of scoring severity levels of ADHD and ASD patients.

We believe that these assessment tools serve a useful purpose in helping us evaluate the effectiveness of our TCM formula candidate. Based on the results of these assessments, we are then able to identify additional TCM formula candidates, direct our resources efficiently, and provide data support for our future applications of proprietary Chinese medicine (“pCm”) registrations with the Hong Kong Chinese Medicine Council.

Notwithstanding the foregoing, we rely on parents or caregivers of patients to provide us with initial data for which we cannot guarantee accuracy. If the parents and caregivers of enrolled ADHD and ASD patients fail to observe and record accurately, we will not only fail to realize any benefits from using these assessment tools, but may also be led to invest time and financial resources inefficiently in attempting to develop inappropriate TCM formula candidate. In addition, the results of the assessment may not be as anticipated, which may cause us to abandon and/or re-evaluate our TCM formula. The timing for regulatory approval and commercialization may be delayed. These may significantly impair our ability to generate revenues and will materially adversely affect our results of operations.

If we encounter difficulties enrolling patients in our research studies, our TCM formula development could be delayed or otherwise adversely affected.

We conduct research studies involving TCM formula candidates whose activity and specificity have been optimized by our TCM Practitioner in his prior ADHD and ASD treatments. Timely completion of research studies in accordance with the protocols depends, among other things, on our ability to enroll a sufficient number of patients who meet the efficacy trial criteria and remain in the study until the conclusion. We may experience difficulties enrolling and retaining appropriate patients in our efficacy trial for a variety of reasons, including but not limited to:

●	the size and nature of the patient population;

●	eligibility of patients based on our criteria;

●	the specific design of each study and subsequent changes in the design;

●	our ability to recruit personnel with the appropriate competencies and experience;

●	competing research studies for similar therapies or other new therapeutics, which will reduce the number and types of patients available;

●	patients’ perceptions of the potential advantages and side effects of the TCM formula being studied in relation to other available therapies, including any new drug candidates or treatments that may be approved for the indications we are investigating;

●	our ability to obtain and maintain patient consents;

●	patients’ attrition; and

●	the availability of approved therapies that are similar to our TCM formula candidates.

Even if we are able to enroll a sufficient number of patients in our efficacy trial, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned research studies, which could prevent completion of these studies and adversely affect our ability to advance the development of our TCM formula candidate.

We may engage third parties to conduct our efficacy trials.

We may engage third parties, such as clinical investigators and contract laboratories to oversee some or all of the operations of our efficacy trials and to perform data collection and analysis. As a result, we may face delays outside of our control if these parties do not fulfill their obligations in a timely fashion or in accordance with regulatory requirements. If these third parties do not successfully carry out their contractual duties or obligations and meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our financial results and the commercial prospects for our TCM formula could be harmed, our costs could increase and our ability to obtain regulatory approval and commence product sales could be delayed.

Changes in regulatory requirements and guidance or unanticipated events during our efficacy trials may occur, which may result in necessary changes to efficacy trial protocols, which could result in increased costs to us, delay our development timeline or reduce the likelihood of successful completion of our efficacy trials.

Changes in regulatory requirements and guidance or unanticipated events during our efficacy trials may occur, and as a result, we may need to amend our efficacy trial protocols. Amendments may require us to resubmit our efficacy trial protocols to the applicable regulatory authorities for review and approval, which may adversely affect the cost, timing and successful completion of an efficacy trial. If we experience delays in the completion of, or if we terminate, any of our efficacy trials, the commercial prospects for our TCM formula would be harmed and our ability to generate product revenue would be delayed, possibly materially.

Results of our earlier studies on personalized TCM formula may not be predictive of future efficacy trial results. Failure can occur at any stage of research and development.

The results of research studies of our personalized TCM formula may not be predictive of the results of standardized TCM formula candidate. Standardized TCM formula candidate may fail to show the desired safety and efficacy despite positive results of personalized TCM formula. Based upon negative or inconclusive results, we, along with our TCM Practitioner or any potential future collaborator may decide, or regulators may require us, to conduct additional research studies. In addition, data obtained from research studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit, or prevent regulatory approval.

As of the date of this Annual Report, our second efficacy trial in ADHD and ASD in Hong Kong is ongoing. However, there is no assurance whether our second efficacy trial needs to be redesigned. Research studies can be delayed or aborted for a variety of reasons, including delay or failure to:

●	recruit suitable patients to participate in research studies and have such patients complete the research studies or return for post-treatment follow-up;

●	address any patient safety concerns that arise during the course of an efficacy trial;

●	ensure that patients comply with and complete efficacy trial protocol;

●	initiate or add a sufficient number of efficacy trial sites;

●	manufacture sufficient quantities of TCM formula candidate for use in research studies and ensure efficacy trial material is provided to efficacy trial sites in a timely manner; and

●	obtain the statistical analysis plan to be used to evaluate the efficacy trial data.

Qualified patient enrollment is a significant factor in our research studies and is affected by many factors, including the size and nature of the patient population, the eligibility criteria for the studies, the design of the efficacy trial, competing research studies and patients’ perceptions as to the potential advantages of the TCM formula being studied in relation to other available therapies.

If we experience delays in the start or completion of, or termination of, any research studies of our TCM formula candidate, the commercial prospects of our TCM formula candidate may be affected, and our ability to generate product revenues will be delayed. In addition, any delays in completing our research studies will increase our costs, slow down our TCM formula candidate’s development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may negatively harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of research studies may also ultimately lead to the denial of regulatory approval of our TCM formula candidate.

Our TCM formula candidate may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if any.

Potential undesirable side effects caused by our TCM formula candidate may cause it to interrupt, delay, or halt research studies or could cause regulatory authorities to interrupt, delay, or halt our research studies or could result in a more restrictive label or the delay or denial of regulatory approval by the Hong Kong Chinese Medicines Board, or other regulatory authorities. We may observe some potential side effects in future research studies that could affect patient recruitment or the ability of enrolled patients to complete the study or result in potential product liability claims. Any of these occurrences may harm our business, financial condition, and prospects significantly.

Our research studies assessed a sample of the potential patient population. With a limited number of patients and duration of exposure, rare and severe side effects of our TCM formula candidate may only be uncovered with a large number of patients exposed to the TCM formula treatment. If our TCM formula candidate receive regulatory approval and we, our partners, or others identify undesirable side effects caused by such standardized liquid-based TCM formula treatment after such approval, a number of potentially significant negative consequences could result, including:

●	the Hong Kong Chinese Medicines Board or other comparable regulatory authorities may withdraw or limit their approval of such standardized TCM formula candidate;

●	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

●	we may be required to change the way such standardized TCM formula candidate is distributed or administered, conduct additional research studies, or change the labeling of our TCM formula treatment;

●	the Hong Kong Chinese Medicines Board or other comparable regulatory authorities may require a risk evaluation and mitigation strategy, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

●	we may be subject to regulatory investigations and government enforcement actions;

●	we may decide to remove such TCM formula treatment from the marketplace;

●	we could be sued and held liable for injury caused to individuals exposed to or taking our TCM formula treatment; and

●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected TCM formula treatment and could substantially increase the costs of commercializing our TCM formula treatment, if approved, and significantly impact our ability to successfully commercialize our TCM formula and generate revenue.

If any of our TCM formula are approved for marketing and commercialization and we are unable to develop, manufacture, sales, marketing and distribution capabilities on our own or enter into agreements with third parties to produce and sell our products on acceptable terms, we will be unable to successfully commercialize any such future therapeutics.

We currently have no sales and marketing, or distribution capabilities or experience. In order to commercialize our standardized TCM formula, if approved, we must build marketing and sales capabilities or decide to make arrangements with third parties to produce and sell products, and we may not be successful in doing so. Building the requisite sales, marketing or distribution capabilities will be expensive and time-consuming and will require significant attention of our leadership team to manage. Any failure or delay in the development of our sales, marketing or distribution capabilities would adversely impact on the commercialization of our products. The competition for talented individuals experienced in selling and marketing TCM products is intense, and we cannot assure you that we can assemble an effective team. Additionally, we may choose to collaborate with third parties on the commercialization of our standardized TCM formula candidate. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our standardized TCM formula if and when we receive regulatory approval, or any such commercialization may experience delays or limitations.

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

Even if our TCM formula that we may develop receives marketing approval, we will continue to face extensive regulatory requirements, and any such product may still face future development and regulatory difficulties. In addition, we are subject to government regulations, and we may experience delays in obtaining the required regulatory approvals to market our TCM formula.

Even if we receive regulatory approval to market our TCM formula, we remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which our TCM formula may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could adversely affect us by reducing revenues or increasing expenses, and cause the approved TCM formula not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of patients after approval than during efficacy trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval efficacy trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of or withdrawal of any approved products from the marketplace. The absence of long-term safety data may also limit the approved uses of our TCM formula, if any. If we fail to comply with the applicable regulatory requirements, we could be subject to administrative or judicially imposed sanctions or other setbacks, including, without limitation, the following: suspend or impose restrictions on operations; refuse to approve pending applications or supplements to applications; suspend any ongoing efficacy trials; suspend or withdraw marketing approval; seek an injunction or impose civil or criminal penalties or monetary fines; seize or detain products; ban or restrict imports and exports; issue warning letters or untitled letters; or refuse to approve pending applications or supplements to applications. Delays in regulatory approval, limitations in regulatory approval and withdrawals of regulatory approval may have a material adverse effect on the Company.

Acceptance of our TCM formula is uncertain, and failure to achieve market acceptance, after we obtain approval for marketing, will negatively impact our future business and operations.

Our TCM formula may not achieve market acceptance even if they are approved by regulatory authorities. The degree of market acceptance of such products will depend on a number of factors, including the receipt and timing of regulatory approvals for the uses that we are studying, and the establishment and demonstration to the medical community of the safety of our future TCM products and their potential advantages and effectiveness to the patients. Our targeted patients may be unwilling to accept and use any of our products or recommend our products to the other patients. This may impair our future sales volume, our results of operations and our business.

We may rely on third party manufacturers to manufacture our product candidates for purposes of efficacy trials and commercial quantities of our product candidates, if and when approved for marketing by the applicable regulatory authorities.

With respect to the production of the starting material required for future efficacy trials, we may rely on the third parties’ manufacturing capabilities. Although we have not yet engaged any contract manufacturers or other service providers, if and when we do, our contract manufacturers and service providers must complete technology transfer, process validation for the manufacturing process and demonstrate successful manufacturing of comparable product. Our and any of our contract manufacturers’ and other service providers may fail to achieve and maintain high manufacturing standards, in accordance with applicable regulatory requirements, or the incidence of manufacturing errors, could result in patient injury or death, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business. Contract manufacturers and service providers may encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel. Our future contract manufacturers and service providers may not perform as agreed or may not remain in the contract manufacturing business. If our contract manufacturers and service providers, and their respective facilities, as applicable, are not approved by the applicable regulatory authorities or if they fail to comply with the applicable regulations on their manufacturing facilities, processes and quality systems, among other things, the commercial supply of TCM formula will be significantly delayed and may result in significant additional costs, and we may even be subject to fines, unanticipated compliance expenses, product recall or enforcement actions. If we need to identify additional finished product manufacturers, we would not be able to do so without significant delay and likely significant additional cost. In addition, In the event of a natural disaster, business failure, strike or other difficulty, we may be unable to replace our manufacturing capacity or a third-party manufacturer or provider in a timely manner and the production of our product candidates would be interrupted, resulting in delays and additional costs.

We may engage third parties to market and sell our products, if and when approved for marketing by the applicable regulatory authorities.

We have no sales or distribution capabilities. To the extent we engage or rely on third parties to commercialize our products, if marketing approval is obtained, we may receive less revenue than if we commercialize such products ourselves. In addition, we would have less control over the sales efforts of any third parties involved in our commercialization efforts. In the event we are unable to collaborate with a third-party marketing and sales organization to commercialize our products, our ability to generate revenue will be limited.

Although we may ultimately develop a marketing and sales force with technical expertise and supporting distribution capabilities in the longer term after the marketing approval is obtained, we do not currently intend to do so. We, therefore, may not be able to directly market our products, if any, in a short period of time after marketing approval is obtained. To promote any of our potential products through third parties, we will have to locate acceptable third parties for these functions. We may not be able to enter into agreements with them on acceptable terms. In addition, to the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, as well as the terms of our agreements with such third parties. If our products, after marketing approval is obtained, could not be marketed and sold effectively, our business and results of operations may materially and adversely affected.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and any future product candidates.

We may determine to seek collaboration arrangements in the future with third parties for the development and commercialization of our TCM formula and any future product candidates. To the extent that we decide to enter into any collaboration agreements, we may face significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements. Additionally, the terms of any collaborations or other arrangements that we may establish may not be favorable to us.

Any future collaborations that we enter into may not be successful. The success of our collaboration arrangements, if any, would depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. For example, we may not be able to control the amount and timing of resources that the collaboration partner devotes to the product development or marketing programs, the collaboration partner may experience financial difficulties, or we may be required to relinquish important rights such as marketing, distribution, and intellectual property rights. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve and result in early termination. Any such early termination or expiration could adversely affect us financially and could harm our business reputation. We cannot be certain that, following any collaboration, strategic transaction or license, we will achieve the results, revenue, or specific net income that justifies such transaction.

If we fail to increase our brand recognition, we may face difficulty in obtaining new customers or patients.

We believe that developing, maintaining and enhancing our brand recognition in a cost-effective manner outside of that market is critical to achieving widespread acceptance of our future products and is an important element in our effort to build our customer or patient base. Successful promotion of our brand and products in the TCM and medical industry will depend largely on our ability to maintain a sizeable and active customer or patient base, our marketing efforts and ability to provide reliable and useful products and treatments at competitive prices. Brand promotional activities may not yield increased revenue in the near future, and even if they do, any increased revenue may not offset the expenses we will incur in building our brand. If we fail to successfully promote and maintain our brand during our commercialization period, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough customers or patients to the extent necessary to realize a sufficient return on our brand-building efforts, in which case our business, operating results and financial condition, would be materially adversely affected.

Our success depends on our ability to obtain and protect our intellectual property.

The TCM formula is the core of our business operation and TCM research and development. We seek to protect the TCM formula candidate and technology that we consider commercially important by filing patent applications in Hong Kong and abroad or rely on our trade secrets. Although we intend to file for patent applications with the authorities concerned in Hong Kong, there is no assurance that they will be granted, or that, if granted, any of our future patents will be held valid and enforceable against third-party infringement, or that our formula will not infringe any third-party patent or intellectual property.

Any patents relating to our formula, if granted, may not be sufficiently broad to protect them. In addition, our patents, if granted, may be challenged, potentially invalidated or potentially circumvented. Our patents, if granted, may not afford us protection against competitors with similar formula or permit the commercialization of our products without infringing third-party patents or other intellectual property rights.

 Further, we also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. We have received trademark certificates for “腦還原®” (directly translates as “brain restoration”), “RGC Regencell®”, “RGC®” and “Sik-Kee Au TCM Brain Theory®” from the Hong Kong Registrar of Trade Marks. However, third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. Further, our competitors may infringe our trademarks, or we may not have adequate resources to enforce our trademarks. Effective trademark protection may not be available or may not be sought in every country in which our products are made available in the future. In the event that our trademarks or applications are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing these new brands.

Third parties may make claims challenging the inventorship or ownership of our TCM formula. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position.

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

Adverse publicity associated with our TCM formula candidate, ingredients or network marketing program, or those of similar companies, could harm our financial condition and operating results.

The results of our operations may be significantly affected by the public’s perception of our TCM formula candidate and the overall TCM treatment industry. This perception is dependent upon opinions concerning:

●	the safety and quality of our TCM formula and ingredients;

●	the safety and quality of similar products and ingredients distributed by other TCM companies; and

●	our sales force.

Adverse publicity concerning any actual or purported failure to comply with applicable laws and regulations regarding product claims and advertising, good manufacturing practices, or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on our goodwill and could negatively affect our sales and ability to generate revenue. In addition, our consumers’ perception of the safety and quality of products and ingredients as well as similar products and ingredients distributed by other companies can be significantly influenced by media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning our TCM formula candidate or ingredients or similar products and ingredients distributed by other companies. Adverse publicity, whether or not accurate or resulting from consumers’ use or misuse of our TCM formula treatment, that associates consumption of our TCM formula treatment or ingredients or any similar products or ingredients with illness or other adverse effects, questions the benefits of our or similar products or claims that any such products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could negatively impact our reputation or the market demand for our TCM formula treatment.

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

We may plan to use new and evolving technologies, such as artificial intelligence (“AI”) in our operations. The use may require us to expend material resources and may present risks and challenges that can impact our business, including by posing security and other risks to our confidential information, proprietary information and personal information, any of which may result in reputational harm and liability, or otherwise adversely affect our business.

We may choose to integrate AI into our operations, and this innovation presents risks and challenges that could affect its adoption, and therefore our business. There are significant risks involved in utilizing AI and no assurance can be provided that the usage of AI will enhance our business or assist our business in becoming more efficient or profitable. The use of certain AI technology can give rise to intellectual property risks, including compromises to intellectual property and proprietary information as well as intellectual property infringement and misappropriation. Other known risks of AI currently include inaccuracy, bias, toxicity, data privacy and cybersecurity issues, and data provenance disputes. In addition, AI may have errors or inadequacies that are not easily detectable. AI may also be subject to data herding and interconnectedness (i.e., multiple market participants utilizing the same data), which may adversely impact our business. If the data used to train AI or the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, incomplete, overbroad or biased, our business, financial condition, and results of operations may be adversely affected.

Additionally, we expect to see increasing government and supranational regulation and ethical concerns related to AI use, which may also significantly increase the burden and cost of research, development and compliance in this area. The rapid evolution of AI will require the application of significant resources to design, develop, test and maintain our technology and products to help ensure that AI is implemented in accordance with applicable laws and regulations and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. The legal landscape and subsequent legal protection for the use of AI remains uncertain, and development of the law in this area could impact our ability to enforce our proprietary rights or protect against infringing uses. If we do not have sufficient rights to use the data on which AI relies or to the outputs produced by AI applications, we may incur liability through the violation of certain laws, third-party privacy or other rights or contracts to which we are a party. Our use of AI applications may also, in the future, result in cybersecurity incidents that implicate the personal data of patients. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations.

Our vendors, collaborators or third-party service providers may also incorporate AI tools into their own offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to intellectual property, data privacy and cybersecurity. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, or otherwise adversely impact our business.

Breaches of network or information technology and data security could have an adverse effect on our business.

Our business partially relies upon information technology systems operated by us and by our third-party service providers. These systems may fail or experience operational disruption, experience cybersecurity attacks, computer viruses and other means of unauthorized access, or be damaged by computer viruses and unauthorized access. If we fail to maintain adequate policies and procedures for the protection of our information technology systems and confidential and proprietary information, we may be vulnerable to security breaches or disruptions and system breakdowns or other damage or interruptions which may result in a loss or corruption of critical data assets including trade secrets or other proprietary information.

Environmental, social and corporate governance issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

In recent years, there has been an increasing focus concerning environmental, social and corporate governance (“ESG”) matters, including climate change, energy and water use, plastic waste and other sustainability concerns. If our ESG practices fail to meet regulatory requirements or investor, patient, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, board of directors and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted. Further, if we do not adapt to or comply with new regulations, or fail to meet investor, industry or stakeholders’ expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

We face risks related to health epidemics and outbreaks, which could significantly disrupt our ongoing research studies, and therefore our receipt of necessary regulatory approvals could be delayed or prevented.

We face risks related to health epidemics or outbreaks of communicable diseases. The outbreak of such communicable diseases could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of many countries. Disruptions or restrictions on our ability to travel to monitor data from our enrolled patients, or to conduct research studies, or the ability of patients enrolled in our studies to travel, as well as temporary closures of our facilities would negatively impact our efficacy trial activities. As a result, the expected timeline for data readouts of our research studies on enrolled patients and certain regulatory filings may be negatively impacted, which would adversely affect our ability to obtain regulatory approval for and to commercialize our products, increase our operating expenses and have a material adverse effect on our financial results.

The global economic and political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, financial performance and results of operations and the prices of our Ordinary Shares.

Adverse global economic and political conditions, crises and terrorist attacks could lead to significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, supply chain interruptions, political and social instability and changes in consumer or purchaser preferences. These could adversely affect the raw material prices of our TCM products when we commence the production and the patients’ financial abilities to consume our products.

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

In addition, economic and political conditions have affected, and may continue to affect, our business in a number of ways. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. If these market conditions continue or worsen, they may further limit our ability to access financing or increase our cost of financing to meet liquidity needs, resulting in adverse effects on our financial condition and results of operations. Any global economic slowdown and uncertainty about the future global economic conditions could also continue to increase the volatility of the prices of our Ordinary Shares. We cannot predict the timing or duration of any economic slowdown or strength of a subsequent economic recovery generally or in our industry. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such conditions will have on our industry in general, and our results of operations specifically.

General Company Related Risks

The market price for our Ordinary Shares may be volatile.

The market price for our Ordinary Shares has recently been very volatile and the price may not reflect our value. We believe this volatility may be caused in substantial part by a “short squeeze” or other anomalous trading activity causing demand for, and price of, our Ordinary Shares to increase. There can be no assurance that there will be an active market for our Ordinary Shares in the future. The market liquidity will be dependent on the perception of our operating business and any steps that our management might take to bring us to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. If a more active market should develop, the price may be highly volatile. The market price for our Ordinary Shares may continue to be volatile and subject to wide fluctuations due to factors such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	comments by other third parties, including blogs, articles, message boards and social and other media;

●	an increase or decrease in the short interest in our Ordinary Shares

●	our capability to catch up with the technological innovations in the industry;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	the sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our Ordinary Shares in the market;

●	any future financing in the capital market to raise fund for our operations;

●	fluctuations of exchange rates between Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong.

Many of these factors and conditions are beyond the control of us and our shareholders. In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Over the last several months, our share price has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of our company. For example, on June 16, 2025, our Ordinary Shares experienced an intra-day trading high of $83.600 per share and a low of $26.200 per share. In addition, from April 26, 2025 to June 20, 2025, the closing price of our Ordinary Shares on the Nasdaq Stock Market LLC ranged from as low as $0.832 per share to $83.600 per share. During this time, we have not experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume. These broad market fluctuations may adversely affect the trading price of our Ordinary Shares. We believe a large proportion of our Ordinary Shares has been and may continue to be traded by short sellers which has put and may continue to put pressure on the supply and demand for our Ordinary Shares, further influencing volatility in its market price. Additionally, these and other external factors have caused and may continue to cause the market price and demand for our Ordinary Shares to fluctuate, which may limit or prevent investors from readily selling their Ordinary Shares, selling their Ordinary Shares at a favorable price, and may otherwise negatively affect the liquidity or price of our Ordinary Shares.

The market for our Ordinary Shares may continue to have, when compared to seasoned issuers, significant price volatility. In the past, plaintiffs have often initiated securities class action litigation against public companies following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation, which could result in substantial costs and liabilities and could divert management’s attention and resources.

A possible “short squeeze” due to a sudden increase in demand of our Ordinary Shares that largely exceeds supply may lead to price volatility in our Ordinary Shares.

We believe that investors have purchased our Ordinary Shares to hedge existing exposure in our Ordinary Shares or to speculate on the price of our Ordinary Shares. Speculation on the price of our Ordinary Shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our Ordinary Shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our Ordinary Shares for delivery to lenders of our Ordinary Shares. Those repurchases may in turn, dramatically increase the price of our Ordinary Shares until additional shares of our Ordinary Shares are available for trading or borrowing. This is often referred to as a “short squeeze.” We believe that a large proportion of our Ordinary Shares (other than shares held by the Company’s directors and officers) has been and may continue to be traded by short sellers which may increase the likelihood that our Ordinary Shares will be the target of a short squeeze. We believe that this activity has led and could continue to lead to volatile price movements in shares of our Ordinary Shares that are unrelated or disproportionate to our operating performance or prospectus and, once investors purchase the shares of our Ordinary Shares necessary to cover their short positions, the price of our Ordinary Shares may rapidly decline. Investors that purchase shares of our Ordinary Shares during a short squeeze may lose a significant portion of their investment.

Legal and regulatory proceedings involve risks.

We may, from time to time, be subject to claims, lawsuits and, government investigations, including but not limited to those relating to our share volatility, our business, operations, intellectual property, consumer protection, privacy, labor and employment, securities, tax, marketing and communications practices, commercial disputes, and other matters. Becoming a public company and the performance of our share price have raised our public profile, which may result in increased inquiries, investigations and risk of litigation as well as increased public awareness of any such litigation. In addition, as discussed further in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” we have been subject to a regulatory investigation regarding the recent volatility in our share price. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we may be subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. In the future, we may also be accused of having, or be found to have, infringed, misappropriated or otherwise violated third-party intellectual property rights.

Regardless of the outcome, legal proceedings can have a material and adverse impact on us due to their costs, diversion of our resources, impact to our financial condition, reputational impact and other factors. Any inquiry or investigation or responding to inquiry or investigation can sometimes attract unwanted attention and consume significant resources. We may decide to settle legal disputes on terms that are unfavorable to us. Furthermore, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. In addition, the terms of any settlement or judgment in connection with any legal claims, lawsuits, or proceedings may require us to cease some or all of our operations, or pay substantial amounts to the other party and could materially and adversely affect our business, financial condition and results of operations.

Investment in digital assets could adversely affect our financial condition and results of operations.

Our management may consider a Digital Asset Treasury (DAT) policy that permits the investment of digital assets, such as Bitcoin, Ethereum and other cryptocurrencies, either directly or through exchange-traded products (“ETPs”) that hold such assets. We have not made any purchases as of the date hereof and have no experience in such type of investment. Investments in digital assets are subject to significant risks and volatility:

●	Price Volatility: The market prices of bitcoin, and other cryptocurrencies have historically been highly volatile and may be influenced by factors beyond our control, including market sentiment, macroeconomic conditions, changes in supply and demand, geopolitical events, regulatory developments, technological changes, and market disruptions. Large fluctuations in fair value could materially affect our reported earnings, financial position, and share price.

●	Regulatory Risk: Digital assets are a relatively new asset class and are subject to evolving U.S. federal, state, and foreign laws and regulations. Regulatory changes, or the interpretation or enforcement of existing laws, could restrict our ability to buy, sell, hold, or transact in digital assets and could adversely impact their value.

●	Custody and Operational Risk: If we invest directly in digital assets, we will be exposed to operational and custody risks, including loss or theft of private keys, cybersecurity breaches, fraud, and insolvency of custodians. If we invest via ETPs, we will be subject to risks specific to those funds, including tracking errors relative to the underlying asset, reliance on the sponsor and custodian, and management fees.

●	Liquidity Risk: The trading venues for digital assets and related products may experience outages, disruptions, or other operational issues that can impair our ability to transact, especially during times of market stress.

●	Tax and Accounting Impact: Changes in tax law could cause us to incur tax liabilities on unrealized gains in digital assets. Accounting standards require us to record changes in fair value through earnings in each reporting period, which may increase our earnings volatility.

There is no assurance that any investment in digital assets will result in a positive return, and we may incur losses that could adversely affect our business, financial condition, and results of operations.

We have a very limited operating history, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We commenced our operations in Hong Kong through our wholly-owned subsidiary, Regencell Bioscience Limited in 2015. Our operations to date have been limited to organizing and staffing our company, partnering with the TCM Practitioner to conduct research studies, identifying potential partnerships and TCM formula candidate, acquiring TCM raw materials, and conducting research and development activities for our TCM formula candidate. We have not yet demonstrated the ability to successfully complete large-scale, pivotal research studies. We have also not yet applied for or obtained regulatory approval for, or demonstrated an ability to manufacture or commercialize, any of our TCM formula candidate. Consequently, any predictions about our future success, performance, or viability may not be as accurate as they could be if it had a longer operating history or approved products on the market.

Our limited operating history, particularly in light of the evolving TCM formula research and development industry in which we operate, may make it difficult to evaluate our current business and prospects for future performance. Our short history makes any assessment of our future performance or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in evolving fields as we seek to transition to a company capable of supporting commercial activities. In addition, as a new business, we may be more likely to encounter unforeseen expenses, difficulties, complications, and delays due to limited experience. If we do not address these risks and difficulties successfully, our business will suffer.

There is substantial doubt regarding our ability to continue as a going concern, indicating the possibility that we may be required to curtail or discontinue our operations in the future. If we discontinue our operations, you may lose all of your investment.

In the audit report issued in connection with our financial statements as of and for the year ended June 30, 2025, our independent registered public accounting firm included a going concern explanatory paragraph which stated there was substantial doubt about our ability to continue as a going concern. See “Report of Independent Registered Public Accounting Firm” and Note 2 to the consolidated financial statements included elsewhere in this Annual Report. We incurred total net losses of $3.58 million and $4.36 million, respectively, for the fiscal years ended June 30, 2025 and 2024, and have completed only the preliminary stages of our business plan. We anticipate incurring additional losses before realizing any revenues. We may need additional financing in order to meet our continuing obligations and ultimately, to attain profitability in the future. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue our business. If we are unable to obtain enough financing from outside sources before we produce enough revenues, we may be forced to sell our assets, or curtail or discontinue our operations and may not be able to continue as a going concern. If this happens, you could lose all or part of your investment.

Our future operating results are difficult to predict and may vary significantly from quarter to quarter, which may adversely affect the price of our Ordinary Shares.

Our limited research progress of our standardized TCM formula candidate, together with our history of losses, makes prediction of future operating results difficult. You should not rely on our past performance as any indication of future growth rates or operating results. Our valuation and the price of our securities likely will fall in the event our operating results do not meet the expectations of analysts and investors. Comparisons of our quarterly operating results are an unreliable indication of our future performance because they are likely to vary significantly based on many factors, including:

●	our inability to enroll enough ADHD and ASD patients into our second research studies;

●	the success of our standardized TCM formula candidate to treat individuals with ADHD and/or ASD, and the possible future introduction of new products and treatments for ADHD and/or ASD;

●	the successful completion of future research studies, and the possibility that the results of any future study may be adverse to our product and services, or reveal some heretofore unknown risk to patients from treatment in the personalized TCM formula; the failure by us to make professional presentation and publication of positive outcomes data from these research studies;

●	our ability to commercialize the standardized TCM formula in Hong Kong once we obtain permission from the Hong Kong Chinese Medicines Board;

●	the expansion and rate of success of our marketing and advertising efforts to ADHD and ASD patients, and the rate of success of our direct sales force in Hong Kong;

●	failure of third-party contract manufacturers to deliver products or provide services in a cost effective and timely manner;

●	our failure to compete with other treatment for ADHD and ASD;

●	actions relating to ongoing compliance of the Hong Kong Chinese Medicine Ordinance (the “HKCMO”);

●	unanticipated delays in the development and introduction of our future products and/or our inability to control costs;

●	the effects of global or local pandemics or epidemics and governmental responses; and

●	general economic conditions as well as those specific to our customers and markets.

Therefore, you should expect that our results of operations will be difficult to predict, which will make an investment in our company uncertain.

Future debt agreements may contain restrictions that may limit our flexibility in operating our business.

Documents governing our future indebtedness, or in connection with additional capital raises, if any, may contain numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. Restrictive covenants included in the above-mentioned credit facility include restrictions on, among others, our ability to incur or permit additional indebtedness and change the nature of our business.

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

We are wholly dependent on certain key personnel and our strategic partner, Mr. Sik-Kee Au, the father of our founder, director and CEO, and loss of these individuals could have a material adverse effect on our business, financial condition and results of operations.

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

Our success of developing standardized TCM formula candidate is wholly dependent upon our strategic partnership with Mr. Sik-Kee Au, the TCM Practitioner, the father of Mr. Yat-Gai Au, our founder, director and CEO, for the continued research and development of the formula candidate for our company. The whole basis of our TCM research is the TCM formula transferred by the TCM Practitioner, which was developed based on Sik-Kee Au TCM Brain Theory®. We may not be able to retain our partnership with the TCM Practitioner for any given period of time. We are reliant upon the TCM Practitioner to provide these research services and have little control over his availability or expertise, except our Partnership Agreements (as defined below) with the TCM Practitioner. Although we have no reason to believe that he will terminate the partnership relationship with us, the interruption or loss of his services would adversely affect our ability to effectively run our business and pursue our research on standardized TCM formula candidate as well as our results of operations. The loss of any of these individuals could have a material adverse effect upon our business, financial condition, and results of operations. We do not carry key man life insurance for any of our key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

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

In the course of auditing our consolidated financial statements as of and for the years ended June 30, 2025, 2024 and 2023, we and our independent registered public accounting firms identified three material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and the U.S. Securities and Exchange Commission (the “SEC”) reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; (2) our lack of internal audit function to establish a formal risk assessment process and internal control framework; and (3) our lack of segregation of duties for certain key functions due to limited staff and resources.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”). Section 404 of the Sarbanes-Oxley Act requires that we include a management report on our internal control over financial reporting in this Annual Report. In addition, once we cease to be an “emerging growth company” as such term is defined under Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the Nasdaq Capital Market, and other applicable securities rules and regulations. Compliance with these rules and regulations will nonetheless divert management’s attention, increase our legal, accounting, financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” As a foreign private issuer, the Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results.

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

We are at the early stage of the development of our liquid-based TCM formula treatment and have not sold any products successfully. We expect to face competition in the future that may result in revenue reductions for the liquid-based TCM formula treatment that we plan to deliver. We will be at a competitive disadvantage in obtaining the facilities, employees, financing and other resources required to provide services demanded by prospective customers. Our opportunity to obtain customers may be limited by our financial resources and other assets.

Our business model may not be sufficient to ensure our success in our intended market.

Our survival is currently dependent upon the success of our efforts to gain ADHD and ASD patients’ acceptance of liquid-based TCM formula treatment that will ultimately represent a very small segment in our targeted industry when it is completed. Should our target market not be as responsive to our products as we anticipate, we may not have in place alternate products or services that we can offer to ensure our survival.

Our TCM formula treatment may not be desired for purchase by patients, or potential competitors may develop services that imitate or compete with ours or prospective offers and take our targeted revenue stream away from us or reduce our ability to command profitable revenue streams for our products. If international pharmaceutical companies, develop more successful products to cure ADHD and/or ASD or offer competitive products at a lower price, our revenue, margins, and profitability will suffer.

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

We believe we were a passive foreign investment company for United States federal income tax purposes for our taxable year ended June 30, 2025; as a result, United States holders of our Ordinary Shares could be subject to adverse United States federal income tax consequences.

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

For purposes of the above calculations, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the equity. Passive income generally includes dividends, interest, certain rents or royalties, foreign currency or other investment gains and certain other categories of income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital and other assets that may produce passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year.

Based on the composition of our income and assets for our taxable year ended June 30, 2025, we believe we were a PFIC for such taxable year due to the amount of interest income we received relative to other income we received during such taxable year. The application of the PFIC rules is subject to uncertainty, and the U.S. Internal Revenue Service (or “IRS”) or a court may disagree with our determinations, including the manner in which we determine the value of our assets, the percentage of our assets that are passive assets and the classification of certain of our income as active or passive under the PFIC rules. Furthermore, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of Ordinary Shares from time to time, which may fluctuate considerably. Therefore, there can be no assurance regarding our PFIC status for our prior taxable year, our current taxable year or for any future taxable year.

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

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, become a “large accelerated filer” (having a market value of our Ordinary Shares held by non-affiliates of more than $700 million as of the last business day of our most recently completed second fiscal quarter), or issue more than $1.0 billion of non-convertible debt over a three-year period.

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

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Stock listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by the Cayman Islands law requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Ordinary Shares.

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

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, share price and reputation and could result in a loss of your investment in our Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

U.S. public companies that have substantially all of their operations in China, including Hong Kong, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company.

Our founder and CEO will continue to own a significant percentage of our Ordinary Shares and will be able to exert significant control over matters subject to shareholder approval.

Mr. Yat-Gai Au, our founder, director and CEO, currently beneficially owns 88.6% of our company through Regencell (BVI) Limited and his spouse, and our company will continue to be controlled by him. Therefore, he has the ability to substantially influence us through this ownership position. For example, he may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. His interests may not always coincide with our corporate interests or the interests of other shareholders, and he may act in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as he continues to own a significant amount of our equity, he will continue to be able to strongly influence or effectively control our decisions.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

We are a “controlled company” as defined under the Nasdaq Stock Market listing rules because Mr. Yat-Gai Au, our founder, director and CEO, currently beneficially owns 88.6% of our Ordinary Shares through Regencell (BVI) Limited and his spouse. As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our company, we are a “controlled company” as defined under Nasdaq Stock Market listing rules.

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

Information available in public media that is published by third parties, including blogs, articles, message boards and social and other media may include statements not attributable to our company and may not be reliable or accurate.

We have received, and may continue to receive, a high degree of media coverage that is published or otherwise disseminated by third parties, including blogs, articles, message boards and social and other media. This includes coverage that is not attributable to statements made by our directors, officers or employees. Investors should read carefully, evaluate and rely only on the information contained in this Annual Report, or any applicable filings with the SEC in determining whether to invest in our Ordinary Shares. Information provided by third parties may not be reliable or accurate and could materially impact the trading price of our Ordinary Shares which could cause losses to your investments.

Risks Related to Doing Business in Hong Kong

Our company currently does not have any operations in mainland China. Accordingly, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations. However, if certain PRC laws and regulations were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our Ordinary Shares, to significantly decline or become worthless. See the following risk factors of “Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as ours” and “The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. We are a Hong Kong-based company with no operations in mainland China. However, if we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of your Ordinary Shares, which would materially affect the interests of investors.”

Political risks associated with conducting business in Hong Kong.

Our operations are based in Hong Kong. Accordingly, our business operation and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this Annual Report, we maintain substantially most of our operations in Hong Kong and, specifically, from Regencell Bioscience Limited. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market which in turn may adversely affect the business operations of Regencell Bioscience Limited. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (the “Hong Kong Basic Law” or the “Basic Law”), namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

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

Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries thereto, may have a material adverse effect on our business, results of operations, and financial condition.

Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we or our customers operate, can materially adversely affect our business, results of operations, and financial condition. The U.S. government has imposed (in certain cases, subject to deferral) significant tariffs on imports from certain jurisdictions and indicated the likely imposition of or significant increases in tariffs on goods imported into the United States from many other jurisdictions in the future, which could lead to corresponding punitive actions by the countries with which the U.S. trades. Any changes or potential changes in trade policies in the United States and the potential corresponding actions by other countries in which we do business could adversely and materially affect our business, results of operations, and financial condition.

Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as ours.

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

We are a Hong Kong-based company with no operations in mainland China, and we have direct ownership of our operating entities, Regencell Bioscience Limited and Regencell Limited in Hong Kong. Our principal executive offices are located, and we operate, in Hong Kong, a special administrative region of China. The PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities outside of mainland China, however, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our future expansion or acquisition of operations in mainland China. See “— Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as ours.”

We currently do not have plan to expand our operation or acquire any operation in the mainland China. However, if we were to become subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our future development, expansion or acquisition of operations in the PRC, it may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government would not intervene in or influence our operations at any time.

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

Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia CPAs LLP are currently subject to PCAOB inspections and PCAOB is able to inspect our auditor.  However, we cannot assure you whether Nasdaq Stock Market LLC or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

We, Regencell Bioscience Holdings Limited, are a holding company incorporated as an exempted company on October 30, 2014, under the laws of the Cayman Islands, which has no substantive operations other than holding all of the issued and outstanding shares of Regencell Bioscience Limited, Regencell Limited and Regencell Bioscience North America Limited. Our principal executive offices are located at 9/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay, Hong Kong. Our telephone number at this address is +852 2155-0823. Our registered office in the Cayman Islands is at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our corporate website is https://www.regencellbioscience.com. The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding us that file electronically with the SEC. Our annual reports and some of the other information submitted by us to the SEC may be accessed through this website.

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

We conduct our business through our wholly-owned subsidiaries, Regencell Bioscience Limited, a company incorporated in Hong Kong on May 12, 2015; Regencell Limited, a company incorporated in Hong Kong on November 20, 2014 and Regencell Bioscience North America Limited, a company incorporated in the British Virgin Islands on April 25, 2022. We are an early-stage bioscience company that focuses on research, development, and commercialization of TCM for the treatment of neurocognitive disorders and degeneration, specifically ADHD and ASD. Our goal is to save and improve the lives of patients, their families and caregivers and become a market leader for the best natural and holistic treatment globally.

Currently, we conduct research and development activities in the TCM industry through Regencell Bioscience Limited, which has entered into Strategic Partnership Agreements (defined below) and a Supplemental Agreement (defined below, and collectively with the Strategic Partnership Agreement, the “Partnership Agreements”) with the TCM Practitioner.

Regencell Bioscience Holdings Limited owns 100% equity interest of Regencell Limited, which was incorporated in Hong Kong on November 20, 2014. Currently, Regencell Limited has no operation and is reserved for future expansion needs.

On May 31, 2021, we effectuated a share subdivision at a ratio of 1,000-for-1 to increase our authorized share capital from 100,000,000 ordinary shares with a par value of $0.01 per share to 100,000,000,000 ordinary shares with a par value of $0.00001 per share.

On September 2, 2021, our wholly-owned subsidiary, Regencell Bioscience Limited entered into a joint venture agreement with Honor Epic Enterprises Limited to form a joint venture, Regencell Bioscience Asia Limited, under the laws of Hong Kong. We have 60% equity interest in Regencell Bioscience Asia Limited. The joint venture ceased business on December 31, 2023 and deregistered on November 1, 2024. The disposition of the joint venture did not have a material impact on our ongoing results of operations of financial results.

On April 25, 2022, Regencell Bioscience North America Limited was incorporated in the British Virgin Islands. Regencell Bioscience North America Limited was wholly owned by us. Currently, Regencell Bioscience North America Limited has no operation and is reserved for future expansion needs.

On June 13, 2025, we, as an exempted company with limited liability incorporated under the laws of the Cayman Islands, capitalized an amount standing to the credit of the share premium account of the Company, and appropriated such sum and applied it on behalf of the shareholders towards paying in full (as to the full par value of $0.00001 per Ordinary Share) an aggregate of 481,476,042 Ordinary Shares (representing the receipt by each shareholder of the Company of 37 additional Ordinary Shares for every Ordinary Share held on the record date). This did not result in any changes in authorized share capital or par value of our Ordinary Shares, nor involve any cash outflow. This is treated as an equity reclassification of a 38-for-1 forward stock split under U.S. GAAP. The authorized share capital remained as $1,000,000 divided into 100,000,000,000 Ordinary Shares of $0.00001 par value each.

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

The Initial Public Offering

On July 20, 2021, we completed the initial public offering of 87,400,000 (after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares, $0.00001 par value per share (the “IPO”) at an offering price of $0.25 (after giving retroactive effect to the 38-for-1 forward stock split) per share, generating gross proceeds of approximately $21.85 million. On August 17, 2021, the underwriter of the IPO exercised its option to purchase 12,350,000 (after giving retroactive effect to the 38-for-1 forward stock split) additional Ordinary Shares of our company, par value $0.00001 per share, at a price of $0.25 (after giving retroactive effect to the 38-for-1 forward stock split) per share (the “Over-allotment Shares”). The closing of the sale of the Over-allotment Shares took place on August 19, 2021. The net proceeds of the IPO, including proceeds from the sale of Over-allotment Shares, totaled approximately $22.67 million, after deducting underwriting discounts and other related expenses.

Public Offering Warrants

In connection with and upon closing of the IPO and over-allotment on July 20, 2021 and August 19, 2021 respectively, we issued warrants equal to 2.5% of the shares issued in the IPO, totaling 57,500 units and 8,125 units, respectively, to the placement agents for the offering (the “warrants”). The warrants carry a term of five years, and shall not be exercisable for a period of 180 days from the closing of the IPO and shall be exercisable at a price equal to $0.28 (after giving retroactive effect to the 38-for-1 forward stock split) per share. All warrants were issued and exercised.

B. Business Overview

Our Business Plan

Our goal is to save and improve the lives of ADHD patients, ASD patients, their families and caregivers and become a market leader for the best natural and holistic treatment globally.  The TCM Practitioner has been treating ADHD and ASD patients for over 30 years and we intend to commercialize the TCM formula utilized in his treatment first in Hong Kong and subsequently globalize the use of such TCM formula in order to address the unmet medical needs of the growing ADHD, ASD patient population in other countries such as the U.S. We aim to:

●	show in a quantifiable and systematic way that the personalized TCM formula is effective for the treatment of ADHD and ASD in our first research study;

●	file patent applications in Hong Kong and abroad;

●	verify the effectiveness of the standardized TCM formula in our second efficacy trial;

●	set up or establish partnerships and joint ventures for centralized production facilities to streamline our production and support our application for the approval and registration of our pCm;

●	brand and commercialize our standardized TCM formula;

●	expand to other locations globally; and

●	conduct further research and development on the TCM formula for other applications.

We have completed our first research study with the TCM Practitioner and have standardized TCM formula candidate under development targeting ADHD and ASD patients. We also started our second efficacy trial using standardized TCM formula candidate in August 2021.  We intend to conduct further investigation and research on the application of the TCM base formula for other neurological illnesses, disorders and degeneration. We will also commercialize our standardized TCM formula by building our own specialized sales and marketing organization initially in Hong Kong after obtaining necessary approvals from Hong Kong regulatory agencies.

Our Market Overview and Opportunity

ADHD Prevalence

According to the Centers for Disease Control and Prevention (“CDC”), ADHD is one of the most common neurodevelopmental disorders of childhood. It is usually first diagnosed in childhood and often lasts into adulthood. Children with ADHD may have trouble paying attention, controlling impulsive behaviors, or being overly active. Normal symptoms of ADHD include: having short attention span, easily distracted, constantly fidgeting, excessive physical movement and little or no sense of danger. Some children may also have signs of anxiety, oppositional defiant and conduct disorder, depression and sleep problems.

According to a 2023 meta-analysis published in the Italian Journal of Pediatrics titled “The global prevalence of ADHD in children and adolescents: a systematic review and meta-analysis,” the global prevalence of ADHD is estimated at 7.6% among children aged 3–12 and 5.6% among adolescents aged 12-18. Based on current population estimates–1.4 billion children and 0.9 billion adolescents–this translates to approximately 157 million children and adolescents worldwide affected by ADHD within these age groups. According to 2025 projections extrapolated from the latest CDC Morbidity and Mortality Weekly Report (MMWR), approximately 404 million adults globally currently live with ADHD.

ASD Prevalence

According to the CDC, ASD is a developmental disability characterized by repetitive and characteristic patterns of behavior and difficulties with social communications and interaction. The learning, thinking, and problem-solving abilities of people with ASD can range from gifted to severely challenged. These symptoms are present from early childhood and typically last a lifetime, affecting daily functions. The Diagnostic and Statistical Manual of Mental Disorders 5th Edition (DSM-5), published in 2013 includes Asperger syndrome, childhood disintegrative disorder, and pervasive developmental disorders not otherwise specified (PDD-NOS) as part of ASD rather than as separate disorders.

The World Health Organization (WHO) estimates that 1 in 100 children has ASD worldwide, or approximately 20 million to 23 million children affected by ASD. Based on findings from the Global Burden of Disease Study 2021, an estimated 61.8 million individuals, children and adults, were on the autism spectrum globally.

Our Research and Competitive Strengths

Our TCM Practitioner

We strategically partner with the TCM Practitioner, the father of Mr. Yat-Gai Au, our founder, director and CEO. Pursuant to the Strategic Partnership Agreement and the Supplemental Agreement (collectively, the Partnership Agreements) we have with the TCM Practitioner, we have exclusive rights and ownership of (1) all his TCM formula and (2) the intellectual property rights of the TCM formula, including research and development, trademark, copyright, patent and any other intellectual property rights in relation to the TCM formula that the TCM Practitioner develops. Pursuant to the Partnership Agreements, the TCM Practitioner is responsible for research and development of TCM formula for ADHD and ASD patients, however, any inventions, TCM formula, utilities, improvements, research, discoveries, designs, processes, methods of manufacture and products conceived or made by the TCM Practitioner in relation to his TCM research shall be the sole and exclusive property of us. To support the TCM Practitioner’s continued research, we undertake to pay for all reasonable costs and expenses incurred by the TCM Practitioner in conducting research, testing, attending meetings/seminars, compiling records, or performing any similar acts in relation to the development of the TCM formula. In furtherance of our research, development and commercialization of TCM formula, we have direct supervision and control over the TCM Practitioner’s TCM formula research pursuant to the Partnership Agreements. We have full discretion to assign, refine, update, or redesign the TCM Practitioner’s research tasks from time-to-time pursuant to the Partnership Agreements.

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

Our Strategic Partnership with TCM Practitioner

In January 2018, Regencell Bioscience Limited entered into a Deed of Rights Transfer, Strategic Partnership and Undertaking (the “Strategic Partnership Agreement”) with the TCM Practitioner, the father of our CEO and director. Pursuant to the Strategic Partnership Agreement we have with TCM Practitioner, we have exclusive rights and ownership of (1) all his TCM formula and (2) the intellectual property rights of the TCM formula, including research and development, trademark, copyright, patent and any other intellectual property rights in relation to the TCM formula that the TCM Practitioner develops. Pursuant to Strategic Partnership Agreement, the TCM Practitioner is responsible for research and development of TCM formula, while, any inventions, TCM formula, utilities, improvements, research, discoveries, designs, processes, methods of manufacture and products conceived or made by the TCM Practitioner in relation to TCM shall be the sole and exclusive property of us.

Pursuant to the Strategic Partnership Agreement, in exchange for the rights, we are required to donate three percent (3.0%) of net revenue that Regencell Bioscience Limited generates in association with the use and/or commercialization of the TCM formula treatment to any charitable institutions and/or trusts of a public character anywhere in the world at the sole and absolute choice of the TCM Practitioner, or his assignee, and in such proportion at the sole and absolute discretion of the TCM Practitioner on a yearly basis. We also undertake to pay for all reasonable costs and expenses incurred by the TCM Practitioner in conducting research, testing, attending meetings/seminars, compiling records, or performing any similar acts in relation to the development of the TCM formula and TCM inventions.

On November 10, 2020, Regencell Bioscience Limited entered into a Supplemental Agreement of the Strategic Partnership Agreement (the “Supplemental Agreement”) with the TCM Practitioner. Under the Supplemental Agreement, the TCM Practitioner shall provide his research by using his best endeavors on his TCM formula and TCM inventions under our direction and supervision. We have authorized the TCM Practitioner, his agents, subcontractors, development team, and affiliates to use TCM formula and TCM Inventions to conduct research. However, they shall not directly or indirectly publish, disseminate or otherwise disclose, deliver or make available to any third party any confidential information, without our prior written notice. The TCM Practitioner also shall not be directly or indirectly concerned with or engaged in or interested in any other business which is in any respect in competition with or similar to the TCM business conducted by our company for two years after the expiration or termination of the Supplemental Agreement.

We shall pay the TCM Practitioner for his expenses on his TCM research within 30 days upon the receipt of invoice. The Supplemental Agreement shall remain effective until the Strategic Partnership Agreement is terminated. We can terminate the Supplemental Agreement without cause without any indemnity or damages being due to TCM Practitioner with 30 days prior written notice.

TCM Efficacy Trial and Standardized TCM Formula Candidate

TCM Efficacy Trial

Seven (7) of the TCM Practitioner’s patients in Hong Kong, who were clinically diagnosed with ADHD and/or ASD by their healthcare professionals at different levels of severity, voluntarily consented through their parents or guardians to participate in our first research study in November 2018 and March 2019. In the first research study, the TCM Practitioner treated the enrolled patients with the use of the personalized TCM formula. The personalized TCM formula was comprised of two formula components, a base formula and an adjustable formula targeting different severity of symptoms. The base TCM formula is the product of Sik-Kee Au TCM Brain Theory®, which is used to treat ADHD and ASD by the TCM Practitioner over his 30 years of practice. The adjustable formula is “personalized” to each patient for different severity of symptoms. The enrolled patients’ ages ranged from five to twelve years old. Six of the enrolled patients completed a three-month treatment and one completed a two-month treatment. Under the treatment by the TCM Practitioner, the enrolled patients consumed liquid-based TCM twice a day, which was prepared based on personalized TCM formula by our TCM Practitioner, and temporarily stopped consuming any other medicines. All the enrolled patients and their parents were required to meet with the TCM Practitioner in his clinic weekly and provide regular reports to update the patients’ symptoms and conditions by phone.

We used globally accepted assessment tools such as ATEC, GARS, VADRS and SNAP-IV-26, together with additional assessments, written observations, photos, videos and parent testimonials to track the enrolled patients’ progress. Within three months of using our TCM formula, our research showed that the enrolled patients had attained better speech, communication, sociability, cognition and behavioral abilities. The enrolled patients using the personalized TCM formula prescribed by the TCM Practitioner also experienced better bowel movement, sweating and temporary fatigue as part of the improvement process.

Standardized TCM Formula and Second Efficacy Trial

The TCM Practitioner has standardized the adjustable formula into a fixed formula. As a result, we have a standardized TCM formula under development targeting ADHD and ASD patients, consisting of a standard base formula and a fixed adjusted formula. We started our second efficacy trial using the standardized TCM formula in August 2021.

The standardized TCM formula was developed on the premise of Sik-Kee Au TCM Brain Theory®, which explains why a healthy brain is essential in restoring the body’s systems to normal from disorders and illnesses such as ADHD and ASD. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the TCM base formula based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration, and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials. According to the TCM brain theory, the blockage of or reduced blood flow, and damage of the interconnecting central nervous system, endocrine system and blood circulatory system disrupt the production of hormones and transmission of neurotransmitters, such as melatonin, dopamine and norepinephrine, leading to a defective encoding and decoding of functions and resulting in deficient or abnormal social behaviors that are the hallmarks of ADHD and ASD. Our standardized TCM formula aims to address the fundamental cause of the disorders to achieve an optimal outcome compared to available stimulant and non-stimulant medications currently available in the market. The fundamental properties and treatment process of TCM are different from the mainstream stimulant and non-stimulant medications. TCM takes a holistic approach, using natural ingredients to treat different elements within the body. Every bodily function is taken into consideration when preparing the TCM formula for the patients so that the optimal results of the treatment could be reached. This explains the improvements in both their symptoms and overall health. As provided in the Partnership Agreements, we continue to work closely with the TCM Practitioner to include those treatments in our future development.

We seek to protect our standardized TCM formula, including the TCM base formula and the fixed adjusted TCM formula, and technology that we consider commercially important by filing patent applications in Hong Kong and abroad. In addition, we also rely on trade secrets or TCM related regulatory protection to protect our intellectual property. Our trade secrets and confidential information include unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our TCM formula. We seek to protect these trade secrets and confidential information, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them. Further, we also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. We have received trademark certificates for “腦還原®” (directly translates as “brain restoration”), “RGC®”, “RGC Regencell®” and “Sik-Kee Au TCM Brain Theory®” from the Hong Kong Registrar of Trade Marks.

Second Efficacy Trial

To further verify the standardized medicine efficacy, we worked with the TCM Practitioner on the second efficacy trial. A total of twenty-eight (28) patients in Hong Kong, who were clinically diagnosed with ADHD and/or ASD by their healthcare professionals at different levels of severity, voluntarily consented through their parents or guardians to participate in our second efficacy trial. Seven (7) of them started in August 2021 as the first group, fourteen (14) started in July 2022 as the second group and seven (7) started in October 2022 as the third group. In this second efficacy trial, the TCM Practitioner treated the enrolled patients with the use of the standardized TCM formula. The enrolled patients’ ages ranged from five to thirteen years old. All enrolled patients completed a three-month treatment. Under the treatment by the TCM Practitioner, the enrolled patients consumed liquid-based TCM twice a day, which was prepared based on standardized TCM formula by our TCM Practitioner, and temporarily stopped consuming any other medicines. All the enrolled patients and their parents were required to meet with the TCM Practitioner in his clinic weekly and provide regular reports to update the patients’ symptoms and conditions by phone. A summary of the interim report can be found on our website at https://www.regencellbioscience.com under patient case studies tab.

We used globally accepted assessment tools such as the ATEC and VADRS, together with in-house developed SKATBT-A3, and also written observations, photos, videos and parent testimonials to track the patients’ progress. Within three months of using our TCM formula, our research showed that the patients had attained better speech, communication, sociability, cognition and behavioral abilities. Patients also experienced better sleep quality, improved appetite and improved bowel movement. Sweating and temporary fatigue are experienced as part of the improvement process.

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

As of December 2023, there were 10,592 TCM practitioners in Hong Kong, compared with 16,180 doctors of western medicine. These TCM practitioners have an important role in contributing to Hong Kong’s health care system. Since the supportive initiatives were launched by the Hong Kong Government in 1997, the TCM industry has grown into one of the main industries in the healthcare sector. According to the list of licensed Chinese medicines traders on the website of Chinese Medicine Council of Hong Kong, as of October 2024, there are over 8,000 TCM traders in Hong Kong.

The Hong Kong Government is committed to promoting TCM, and has implemented measures including creation of a network of institutions of high standing for research and development work, development of new drugs for enhancement of the competitiveness of the Chinese medicine industry, and setting up of research funds for the support of research in Chinese medicine. Under the Hong Kong Government’s policy direction to promote the development of “evidence-based” TCM and out-patient TCM services in the public sector, as well as to provide training placements for local TCM degree graduates, the Hong Kong Hospital Authority was tasked to establish a total of 18 Chinese Medicine Centers for Training and Research (“CMCTRs”) in each of the 18 districts of Hong Kong since 2003. In 2018, the total number of attendances at the 18 CMCTRs was about 1.2 million. In the 2018-19 Hong Kong Government Budget, a Chinese Medicine Development Fund of HK$500 million was set up to facilitate applied research and Chinese medicine specialization. In the 2023-24 Budget Speech, the Hong Kong Government announced plans to further inject HK$500 million into the Chinese Medicine Development Fund to strengthen the role of Chinese medicine in the primary healthcare system.

Key Differences between Regulated Pharmaceutical Industry and TCM Industry in Hong Kong

Currently in Hong Kong, there are several U.S. Food and Drug Administration (“FDA”) and Hong Kong Pharmacy and Poisons Board approved drugs available to treat ADHD and ASD symptoms that are manufactured by global pharmaceutical companies. However, we are a TCM bioscience company focusing on natural and holistic treatments and do not compete directly with those pharmaceutical companies. Although both pharmaceutical drugs and TCM are regulated by the Import and Export Ordinance (as defined below) and the Undesirable Medical Advertisements Ordinance, there are several key differences between the regulated pharmaceutical drug industry and the TCM industry in Hong Kong. For example, pharmaceutical drugs are principally regulated under the Pharmacy and Poisons Ordinance (“PPO”) and the Antibiotics Ordinance and Dangerous Drugs Ordinance, while TCM is principally regulated by the HKCMO. Furthermore, all pharmaceutical manufacturers with manufacturing capability in Hong Kong must comply with the GMP in Hong Kong, whereas TCM manufacturers are not required to have GMP certifications. In terms of registration, pharmaceutical drugs sold in the Hong Kong market must be registered with the Hong Kong Pharmacy and Poisons Board, while pCm formula products are registered with the Hong Kong Chinese Medicines Board.

Based on research provided by Persistence Market Research, no large TCM companies are providing similar ADHD and ASD products in the Hong Kong market. As such, the TCM ADHD and ASD markets are highly fragmented and there is no large TCM competitor in our target market.

Regulatory Approvals Prior to Commercialization in Hong Kong

Subject to the outcome of further research and development, if we commercialize our TCM formula in Hong Kong, we will need to receive a manufacturer license issued by the Hong Kong Chinese Medicines Board. Once we receive the license and complete pCm registrations for our standardized TCM formula candidate, our standardized pCm formula products can be manufactured and sold over the counter without the supervision and prescription of a TCM practitioner in Hong Kong.

When applying for registration of pCm in Hong Kong, we will be required to provide sufficient documents to show the safety, stability, quality and efficacy of our pCm formula products to the Hong Kong Chinese Medicines Board. To show the efficacy of our pCm formula products, documents required include reference materials in which the claimed therapeutic functions are supported by research studies, interpretation and principle of formulating a prescription and a summary report on all the product efficacy documents. To prove the safety, stability and quality of our pCm formula products, we will work with accredited laboratories, a list of which is provided by the Hong Kong Chinese Medicines Board, to conduct all the necessary tests, such as heavy metals and toxic element test and pesticide residues test. As for the application of manufacturer license, the major documents required are a brief floor plan of the premise and a list of manufacturing equipment. GMP certification is not required for the manufacturing of pCm in Hong Kong.

Competition and Competitive Advantages

We are an early-stage bioscience company that focuses on research, development and commercialization of our standardized TCM formula for patients afflicted with neurocognitive disorders and degeneration, such as ADHD and ASD. There are two main types of medication for ADHD: stimulants such as Ritalin and Adderall and non-stimulants. For ASD, there are only two antipsychotic drugs approved by the FDA for treating irritability and aggression symptoms: risperidone and aripiprazole, according to Autism Speaks, an organization in the U.S. dedicated to promoting solutions, across the spectrum and throughout the life span.

Competition

Currently in Hong Kong, there are several drugs approved by the FDA and Hong Kong Pharmacy and Poisons Board available to treat ADHD and ASD that are manufactured by global pharmaceutical companies. However, we are a TCM bioscience company focusing on TCM treatments and do not compete directly with those pharmaceutical companies. Although both pharmaceutical drugs and TCM are regulated by the Import and Export Ordinance and the Undesirable Medical Advertisements Ordinance, there are several key differences between the regulated pharmaceutical drug industry and the TCM industry in Hong Kong. For example, pharmaceutical drugs are regulated under the PPO and the Antibiotics and Dangerous Drugs Ordinance, while TCM is regulated by the HKCMO. Furthermore, all pharmaceutical manufacturers in Hong Kong must comply with the GMP in Hong Kong, whereas TCM manufacturers are not required to have GMP certifications. In terms of registration, pharmaceutical drug must be registered with the Hong Kong Pharmacy and Poisons Board, while pCm formula products registered with the Hong Kong Chinese Medicines Board.

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

Specialty of Our TCM Formula

Our core competencies include the specialty of our TCM formula which is a natural and holistic treatment that may provide progressive improvement over time and is used specifically for ADHD and ASD. Our standardized TCM formula was created specifically to address this unmet need in the market. We will explore various ways to gain entry into markets and countries around the world and will research the regulatory and operational requirements as needed. Depending on the regulatory environment of each country, our product can be sold as either a drug or a dietary supplement, either directly by us or through partnerships and distributions. We will review and analyze all options to ensure feasibility to meet the demands of the respective markets.

Our TCM formula was created based on the Sik-Kee Au TCM Brain Theory®. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the personalized TCM formula based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders, degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials. Treatment using our personalized TCM formula has shown reduced severity in ADHD and ASD core symptoms in the first research study. The interim results of our second efficacy trial using the standardized TCM formula have shown to reduce ADHD and ASD symptoms, which further supports the efficacy of the TCM formula.

Existing ADHD and ASD medications on the market provide symptomatic relief, with various adverse side effects, such as, feeling restless and jittery, difficulty sleeping, loss of appetite, headaches, upset stomach, irritability, mood swings, depression, dizziness, racing heartbeat, tics, diarrhea and other stomach irritation, rashes, hives and itching, dry mouth, fatigue and weight loss. Some other side effects could be serious and some potentially fatal. Our standardized TCM formula targets to treat ADHD and ASD patients with fewer side effects. However, our standardized TCM formula has not been proven to be safe. We will conduct safety, quality and stability tests over our standardized TCM formula.

We believe treatment using our TCM formula can provide progressive improvements over time because it aims to correct the fundamental cause of diseases and disorders such as ADHD and ASD, whereas the effect of existing ADHD and ASD drugs wear off after a few hours. Short-acting stimulants peak after several hours and must be taken 2-3 times a day. Long-acting or extended-release stimulants last 8-12 hours and are usually taken just once a day, some patients may require an increase in dosage over time because the body builds up tolerance and resistance, according to HelpGuide, an independently funded nonprofit organization in the U.S.

All parents of the ADHD and ASD children in our efficacy trial have witnessed pronounced changes in their child’s symptoms in three months and have testified the benefits and effectiveness of our TCM Practitioner’s treatment and was preferred over their typical mainstream medication. During our study, all of the children stopped their existing medication and exclusively took our TMC treatment.

All our patients for both the first and second trial had sought other treatments and/or therapies prior to participating in our program. After the completion of our trial period, the parents were interviewed and asked to provide their evaluation of our TCM treatment versus other treatments, therapies or drugs. All of the parents advised us that they felt that their child’s temper was more stable, that their child was more attentive and that their awareness of the environment was higher after treatment with our TCM formula.

Currently, according to the CDC, there is no cure for ADHD and ASD. Given the lack of effective conventional medicine, coupled with adverse side effects associated with current drugs and rapidly growing patient diagnosis, we are well-positioned to become the leader in providing the treatment for ADHD and ASD.

TCM Practitioner with Practicing Experiences Over 30 Years

Our TCM Practitioner has treated many children afflicted with ADHD and ASD and other patients suffering from a wide range of neurocognitive disorders and degeneration with the personalized TCM formula. However, the treatment results of our TCM Practitioner are not supported by any controlled clinical data or trials.

The TCM Practitioner has standardized the adjustable formula into a fixed formula. As a result, we have a standardized TCM formula under development targeting ADHD and ASD patients, consisting of a standard base formula and a fixed adjusted formula. Based on our TCM Practitioner’s practicing experiences, we do not anticipate high bio-pharmaceutical research and development costs relating to chemical drugs. Average research and development to marketplace cost for a new medicine is nearly $4 billion, and can sometimes exceed $10 billion. In comparison, our research and development costs were only $0.95 million and $1.07 million for the years ended June 30, 2025 and 2024, respectively.

Intellectual Property

The TCM formula are core of our business operation and TCM research and development. We seek to protect our standardized TCM formula, including the TCM base formula and the fixed adjusted TCM formula, and technology that we consider commercially important by filing patent applications in Hong Kong and abroad. In addition, we also rely on trade secrets or TCM related regulatory protection to protect our intellectual property. Our trade secrets and confidential information include unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our TCM formula. We seek to protect these trade secrets and confidential information, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them. Further, we also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. We received trademark certificates for “腦還原®” (directly translates as “brain restoration”) and “RGC Regencell®” in July 2020, “RGC®” in March 2021; and “Sik-Kee Au TCM Brain Theory®” in September 2021 from the Hong Kong Registrar of Trade Marks.

Regulatory Approvals Prior to Commercialization in Hong Kong

Subject to the outcome of further research and development, if we commercialize our liquid-based standardized TCM formula in Hong Kong, we will need to receive a manufacturer license issued by the Hong Kong Chinese Medicines Board, which was established in 1999 under the HKCMO. Once we receive the licenses and complete pCm registrations for our standardized TCM formula candidate, our pCm formula products can be manufactured and sold over the counter without the supervision and prescription of a TCM practitioner in Hong Kong.

When applying for registration of pCm in Hong Kong, we will be required to provide sufficient documents to show safety, stability, quality and efficacy of our pCm formula products to the Hong Kong Chinese Medicines Board. To show the efficacy of our pCm formula products, documents required include reference materials in which the claimed therapeutic functions are supported by research studies, interpretation and principle of formulating a prescription and a summary report on all the product efficacy documents. To prove safety, stability and quality of our pCm formula products, we will work with accredited laboratories, a list of which is provided by the Hong Kong Chinese Medicines Board, to conduct all the necessary tests, such as heavy metals and toxic element test and pesticide residues test. As for the application of manufacturer licenses, the major documents required are a brief floor plan of the premise and a list of manufacturing equipment. GMP certification is not required for the manufacturing of pCm in Hong Kong.

Our current primary roles include recruiting and arranging patients to be treated by the TCM Practitioner, collecting research data from patients, conducting analysis over research data and planning for commercialization of our standardized TCM formula.

Our Growth Strategy

We are still a start-up company at an early stage and are committed to developing standardized TCM formula for ADHD and ASD patients. The growth of our business highly depends on our research and commercialization of our liquid-based standardized TCM formula. Currently, we aim to conduct research in the effectiveness and safety of our standardized TCM formula for ADHD and ASD patients and commercialize our liquid-based standardized TCM formula for ADHD and ASD patients in Hong Kong. After obtaining success of commercialization in the Hong Kong market, we may start to offer our pCm formula products to other markets.

Show in a Quantifiable and Systematic Way that the Personalized TCM Formula is Effective for the Treatment of ADHD and ASD in Our First Research Study and Second Efficacy Trial

We completed our first research study in 2019 and started our second efficacy study in August 2021. The findings indicate show that the TCM formula can reduce ADHD and ASD symptoms. Assessment scores for all participants in our studies showed a significant decrease, suggesting that their ADHD and ASD symptoms were less severe after three months of treatment. We are developing a standardized TCM formula aimed at ADHD and ASD patients, which includes a standard base formula and a fixed adjusted formula. Our second efficacy trial using this standardized TCM formula began in August 2021. A total of twenty-eight (28) patients in Hong Kong, clinically diagnosed with ADHD and/or ASD by their healthcare professionals at varying levels of severity, voluntarily consented through their parents or guardians to participate in this trial. Seven (7) participants started in August 2021 as the first group, fourteen (14) began in July 2022 as the second group, and seven (7) commenced in October 2022 as the third group. Interim results reveal that the VADRS total score decreased in twenty-two (22) participants, indicating less severe ADHD symptoms after three months of treatment with our standardized TCM formula. The VADRS total score remained unchanged in three (3) participants and increased in another three (3). The ATEC total score decreased for all participants except two (2), suggesting less severe ASD symptoms after three months of treatment. The SKATBT-A3 total score of all participants in the interim results have reduced, except for one (1) whose score remained unchanged. Supplementary assessments also showed a reduction in symptom severity for all patients. We believe these results, which support the effectiveness of our standardized TCM formula, are significant.

Engage Reputable and Leading Pharmaceutical or Healthcare Companies and Individuals in Next Trial

Building on the success of our previous efficacy trials and to promote transparency, we aim to form partnerships with reputable and leading pharmaceutical or healthcare companies and entrepreneurs to accelerate our research and development efforts for our upcoming trial. These collaborations are anticipated to significantly enhance our clinical development in several ways:

●	Technical expertise and infrastructure: We intend to partner with pharmaceutical companies to gain access to advanced clinical trial infrastructure, regulatory expertise, and specialized talent, which can greatly improve trial design, execution, and data integrity.

●	Accelerated patient recruitment: Collaborating with healthcare partners who have extensive clinical networks can facilitate quicker and more diverse patient enrollment, enabling us to achieve statistically significant endpoints more efficiently.

●	Data management and analytics: By leveraging our partners’ capabilities in data capture, real-time monitoring, and bioinformatics, we can enhance the quality and speed of our trial insights, supporting more informed decision-making.

●	Commercial foresight: Entrepreneurs and strategic partners with market-facing experience can assist in aligning our R&D with clinical needs, increasing market awareness, and strengthening mass-market adoption.

●	Risk-sharing and capital efficiency: Co-developing or co-funding certain aspects of the trial with partners can help reduce financial risk and extend our resources while maintaining strategic control over our innovation.

Integrate AI, Blockchain and Cryptocurrency to Create Synergies that Complement and Support Our Core Business

We aim to improve our treatment for children with ADHD and ASD by integrating our data into a holistic digital health ecosystem. This initiative will involve developing a database of children with ADHD and ASD, powered by AI and secured by blockchain technology, and leveraging cryptocurrency to optimize value for stakeholders. The key components include:

●	AI algorithms: These algorithms can analyze patterns in behavior, speech, and cognitive development, facilitating earlier detection and more accurate diagnoses of ADHD and ASD. This allows for timely interventions that can enhance quality of life.

●	Blockchain technology: such technology can be utilized to store anonymized and decentralized patient treatment records, ensuring secure, tamper-proof, auditable, and privacy-respecting data, thereby safeguarding patient autonomy and trust.

●	Cryptocurrency/token model: This model may incentivize patient engagement and foster a community that aligns with stakeholder values.

We believe that the synergy of these pillars will propel us toward achieving our primary goal of saving and improving lives. These pillars are currently at the concept planning stage, and there can be no assurance as to the timing or successful implementation of these initiatives, which remain subject to regulatory approvals, technical validation, availability of funding and other risks described in Item 3.D “Risk Factors.”

File Patent Applications in Hong Kong and Abroad

In order to protect our intellectual properties, we intend to file patent applications for our TCM formula.

Set Up Centralized Production Facilities

To further reduce the manufacturing costs of our standardized TCM formula candidate, in anticipation of increased demand, and to support our application for approval and registration of our TCM formula products, we plan to establish or explore partnerships and joint ventures for a centralized production facility dedicated to the mass production of our standardized TCM formula.

Brand and Commercialize Our Standardized TCM Formula

We plan to develop and automate the process to enhance efficiency and scale the production of our pCm formula products. Additionally, we will design new packaging and labeling to comply with regulatory requirements and for branding purposes. We will ensure that these improvements in production and packaging do not compromise the effectiveness of our pCm formula products. Subsequently, we will apply for the necessary permits from Hong Kong regulatory agencies. Our intention is to expand our marketing efforts both locally and globally to achieve brand recognition and a favorable perception among consumers in our target markets. Specifically, we will build a marketing team to establish a strong image as a TCM company specializing in the treatment of ADHD and ASD. Our marketing strategy will target individuals affected by these disorders through advertisements on television, live radio stations, newspapers/magazines, online social media, banner advertising, and in-person marketing at various healthcare events and seminars.

Expand to Other Locations Globally

We will also consider expanding our market to other countries. Our plan is to market our pCm formula products in the U.S. and abroad after obtaining success of commercialization of our products in the Hong Kong market.

Conduct Further R&D on TCM Base Formula for Other Application

As the TCM base formula is developed based on Sik-Kee Au TCM Brain Theory®, we believe that his TCM base formula potentially has a wider application. We intend to conduct further investigation and research on the application of the TCM base formula for other applications for other neurological illnesses, disorders and degeneration.

Our Products

Product Overview

Currently available drugs and treatments in the markets for ADHD and ASD aim to suppress or alleviate symptoms, whereas our TCM formula aim to treat the fundamental cause of neurocognitive disorders. Our TCM formula contains solely natural ingredients without any synthetic components. The liquid-based and orally administered TCM formula are currently personalized for each patient at different severities and symptoms of ADHD and ASD. According to Sik-Kee Au TCM Brain Theory®, when our TCM formula with their nutrients and medicinal properties are absorbed and circulated throughout the body, the TCM formula can perform the mechanism of removing deposits, clots and toxins that have been built up in the body over time and provide better blood circulation to bring sufficient blood supply to the brain. According to the TCM brain theory, with sufficient blood supply and circulation, the brain and organs will regenerate and as a result brain activities and organ functions are normalized, metabolism boosted and endocrine system regulated, thereby correcting the neurocognitive disorders and related symptoms such as attention deficit, hyperactivity, cognitive and social impairment. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the formula based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials.

Our TCM Practitioner prescribes the TCM formula under the guidance of TCM fundamental principles in conjunction with his TCM brain theory. Although each herb can be identified by its function in TCM terms, such as blood circulation, tonifying and qi-regulating herbs, the combination of herbs in each formula also demands our TCM Practitioner to skillfully apply TCM fundamental principles of compatibility to ensure the roles of each individual herb do not counteract with each other or become collectively harmful. The resulting combination creates synergetic pharmacological properties to treat neurological illnesses, disorders and degeneration that disrupted the normal neurological functions in ADHD and ASD patients. According to the assessment of our first efficacy trial, patients have better eye contact, daily excretion, appetite, longer sleep duration, communication, sociability, cognition, awareness and attentiveness, complexion, mood and temper.

The ingredients which our TCM Practitioner uses are all listed in the Pharmacopoeia of the People’s Republic of China, tracing back to Compendium of Materia Medical, or Ben Cao Gang Mu (本草綱目), more than 400 years ago. All raw materials are sourced under the Hong Kong Chinese Medicine Regulatory Office guideline and are readily available in over 6,000 TCM stores, wholesalers, and other distribution channels in Hong Kong. Our TCM Practitioner carefully selects credible TCM herb vendors that have passed high standard TCM herb inspection. Some of the herbs include:

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

We intend to register our pCm formula products with the Hong Kong Chinese Medicines Board, upon successful completion of our second efficacy trial, under group II of the non-established medicines category, a category of pCm that does not contain any newly discovered Chinese herb, new medicinal part(s) of Chinese herb, active group extracted from Chinese herb or set of active groups extracted from compound prescription.

Research and Development

Our First Research Study in ADHD and ASD

We have conducted an uncontrolled first research study, commenced in November 2018 and March 2019, to evaluate the effects of our personalized TCM formula on seven patients, who were from five to twelve years old and were clinically diagnosed with ADHD and/or ASD by their healthcare professionals at different levels of severity, by arranging them to be treated by the TCM Practitioner with the use of our personalized TCM formula for up to three months. We started our second efficacy trial using a standardized TCM formula in August 2021.

To minimize the impacts of patients’ existing treatments to our assessment, four of the seven patients in our first research study had stopped their other medications for more than a year before they started receiving treatment using our personalized TCM formula and the other three stopped about a week before they started receiving treatment using our personalized TCM formula treatment in our study. Moreover, parents of the three patients in our first research study who stopped their medication only a week before our study had indicated that they had given those medications to their child only intermittently as needed, such as when attending class, because of the adverse side effects the child was experiencing. Parents also noted that the effect of the medication wore off after a few hours they have taken the medication and their condition would be the same as before they took the medication until they took another dose again.

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

The seven enrolled patients in our first research study consumed liquid-based TCM twice a day, which were prepared based on the personalized TCM formula by our TCM Practitioner and temporarily stopped consuming any other medicine. Six of the enrolled patients in our first research study completed a three-month treatment and one completed a two-month treatment. All the patients and their parents in our first research study were required to meet with the TCM Practitioner in his clinic weekly and provide regular reports to update the patients’ symptoms and conditions by phone. Quantitative assessments were also conducted using globally accepted assessment tools, described in the following, together with additional qualitative assessments, written observations, photos, videos and parent testimonials to document their progress. Within three months of receiving treatment using our personalized TCM formula, our research showed that patients had attained better speech, communication, sociability, cognition and behavioral abilities. Their overall health had also improved. As part of the improvement process, patients also experienced better bowel movement, sweating and temporary fatigue, which were expected by our TCM Practitioner.

Assessment Methodology

Each enrolled patient in our first research study stopped all his or her existing medical treatment for ADHD and/or ASD and was treated with a personalized TCM formula for a period up to three months. Patient’s symptoms were assessed through parent interviews and using the globally accepted assessment tools, which were provided below. The parent’s qualitative and quantitative assessment scores on the patient’s behavior were compared before, during and after three months of treatment. The assessment tools used were the questionnaires filled in by the parents, which included (i) SKATBT-A3; (ii) ATEC; (iii) GARS; (iv) VADRS; and (v) SNAP-IV-26, which covered the first 26 items of the VADRS, for further analysis. The individual assessment method is explained in detail below. The assessment tools used in our research are globally recognized and accepted methods of scoring severity levels of ADHD and ASD patients.

The first research study was only the first phase of our research studies. Our uncontrolled first research study was designed with a small sample size to allow us to collect preliminary data, monitor the treatment progress, observe the effect of the treatment and note any adverse side effects in a cost-effective and systematic way. It has helped us better prepare for our second efficacy trial which started in August 2021. We intend to conduct further efficacy trials with a larger sample size using standardized TCM formula.

Although most of these are globally recognized assessment tools for the assessment of ADHD and ASD, the outcome of our efficacy trial may be subject to some biases of parents and caregivers of patients because we relied on the data provided by them, such biases may come from parental expectations, social desirability and recall bias. If our understanding and use of these assessment tools is flawed, or if the parents and caregivers of enrolled ADHD and ASD patients fail to observe and record accurately, then we will not only fail to realize any benefits from using these assessment tools, but may also be led to invest time and financial resources inefficiently in attempting to develop inappropriate TCM formula.

Sik-Kee Au TCM Brain Theory® for ADHD/ASD Assessment

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

Swanson, Nolan, and Pelham (SNAP)-IV 26-item Parent Rating Scale

SNAP-IV-26, which is an abbreviated version of the SNAP Questionnaire (Swanson, 1992; Swanson et al., 1983) and the same as the first 26 items of the VADRS, was also used. Items from the DSM-IV criteria for ADHD are included in the two subsets of symptoms: Inattentive (items 1 – 9) (score range from 0 – 27) and Hyperactivity/Impulsivity (items 10 – 18) (score range from 0 – 27). Also, items from the DSM-IV criteria for oppositional defiant disorder (“ODD”) are included (items 19 – 26) (score range from 0 – 24) because ODD is often present in children with ADHD. The lower the SNAP-IV-26 score, the fewer the problems. The scores provide an interpretation for severe, moderate, mild and no clinically significant symptoms.

Our Second Efficacy Trial in ADHD and ASD

We commenced an uncontrolled second efficacy trial in August 2021, to evaluate the effects of our standardized TCM formula on ADHD and/or ASD patients by arranging them to be treated by the TCM Practitioner with the use of our standardized TCM formula for up to three months. Requirements for participants were the same as those in our first research study. A total of twenty-eight (28) patients in Hong Kong, who were clinically diagnosed with ADHD and/or ASD by their healthcare professionals at different levels of severity, voluntarily consented through their parents or guardians to participate in our second efficacy trial. Seven (7) of them started in August 2021 as the first group, fourteen (14) started in July 2022 as the second group and seven (7) started in October 2022 as the third group. The enrolled patients’ ages ranged from five to thirteen years old. We intend to conduct further efficacy trials going forward.

Our second efficacy trial on the three groups of patients showed similar improvements in patients’ symptoms. Within three months of receiving treatment using our standardized TCM formula, our research showed that patients had attained better speech, communication, sociability, cognition and behavioral abilities. Their overall health, sleep quality and appetite had also improved. As part of the improvement process, patients also experienced better bowel movement, sweating and temporary fatigue, which were expected by our TCM Practitioner. A summary of the interim report can be found on our website at https://www.regencellbioscience.com under patient case studies tab.

Since the last interim report from our second efficacy trial, we have carefully assessed alternative designs and methods for subsequent efficacy studies, explored tracking advancements in ADHD/ASD research with development of AI tools, investigated processes to expand recruitment strategies, reviewed advanced data and analytics systems and evaluated emerging technologies and collaborations that can enhance our development platform. In parallel, we continue to prioritize expanding core capabilities by strengthening our operational and scientific foundations to support the next phases of development. We believe these efforts position us to achieve meaningful progress as we advance our pipeline of TCM formulae candidates.

Assessment Methodology

Each enrolled patient in our second efficacy trial stopped all his or her existing medical treatment for ADHD and/or ASD and was treated with a standardized TCM formula for a period of three months. Patient’s symptoms were assessed through parent interviews and using the globally accepted assessment tools, the ATEC and the VADRS questionnaire. We also adopted the SKATBT-A3, which is a 48-item questionnaire developed by the R&D team of Regencell Bioscience, designed to assess patients’ conditions that are commonly observed by the TCM Practitioner. Items assessed are indications of patients’ overall body and neurological conditions based on the TCM Practitioner’s brain theory and his over 30 years of experience in treating ADHD and ASD patients. The ATEC and the VADRS questionnaire again as our assessment tools in our second efficacy trial. In addition, we had used additional assessment tools, which were also parents filled questionnaires, to obtain different measurements of patients’ condition for evaluation. The parent’s qualitative and quantitative assessment scores on the patient’s behavior were compared before, during and after three months of treatment.

Our Leases

We currently maintain an office at 9th floor, Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay, Hong Kong. We entered a three-year fixed term lease agreement for the office space on August 9, 2021. The tenancy agreement was renewed during the year ended June 30, 2025 and commenced on August 2, 2024. The renewed lease was for 3 years term.

We also had an office at 11th Floor, First Commercial Building, 33-35 Leighton Road, Causeway Bay, Hong Kong. We entered a five-year fixed term lease agreement for the office space on July 15, 2019. The lease expired on July 14, 2024 and we did not renew the lease.

During the years ended June 30, 2025 and 2024, we entered into agreements to lease usage of office space and staff quarters with third parties. The leases were for a three-year term and two-year term respectively.

Regulation Related to our Business Operation in Hong Kong

The Legislative Council of Hong Kong, Chinese Medicines Council, Chinese Medicines Board and Chinese Medicines Regulatory Office of Department of Health of Hong Kong are independent and separate entities from China. Whilst Hong Kong is part of the PRC, Hong Kong and the PRC are regarded as two separate jurisdictions in law and markets. Under the “One Country, Two Systems,” Hong Kong retains its own systems and way of life after the handover of sovereignty to the PRC in 1997. The Hong Kong Basic Law, being Hong Kong’s constitutional document, gives legal effect to the “One Country, Two Systems” policy.

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

Hong Kong Chinese Medicine Ordinance

The HKCMO provides licensing requirements for the sale and distribution of our TCM formula candidate, registration and licensing requirements of our Chinese healthcare products, and future operations of our Chinese medicine clinics in Hong Kong. The HKCMO was passed by the Legislative Council of Hong Kong on July 14, 1999. The HKCMO is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the HKCMO in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Food and Health Bureau, the Department of Health, etc., as well as the Chinese Medicine Council of Hong Kong, have the implementation rights of the HKCMO. The Chinese Medicine Council of Hong Kong is the main regulator of the HKCMO.

Registration of TCM products and Chinese Healthcare Products

Some of our TCM products and Chinese healthcare products are classified as proprietary Chinese medicine, defined below, and others are classified as non-pCm. The key differences between pCm and non-pCm lie on their ingredients, dosage forms and intended use. Under section 2 of the HKCMO, pCm is defined as any proprietary product, which is formulated in a finished dose form and is known or claimed to be used for the diagnosis, treatment, prevention or alleviation of any disease or any symptom of a disease in human beings, or for the regulation of the functional states of the human body, composed solely of (i) any Chinese herbal medicines; (ii) any materials of herbal, animal or mineral origin customarily used by the Chinese, which should be documented in Chinese medicine classics or bibliographies, including but not limited to Pharmacopeia; or (iii) any medicine and materials referred to above, which is formulated in a finished dose form and is generally known or claimed to be used for the diagnosis, treatment, prevention or alleviation of any disease or for the regulation of the functional states of human body.

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

Labeling Requirements and Package Inserts for Chinese Healthcare Products

The Chinese Medicines Regulation (as defined below) is not a PRC legislation but is a Hong Kong legislation. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Chinese Medicines Regulation in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Food and Health Bureau, the Department of Health, etc., as well as the Chinese Medicine Council of Hong Kong, have the implementation rights of Chinese Medicines Regulation. The Chinese Medicine Council of Hong Kong is the main regulator of Chinese Medicines Regulation.

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

Food Safety Ordinance

Food Safety Ordinance (Chapter 612 of the Laws of Hong Kong) (the “Food Safety Ordinance”) establishes a registration scheme for food importers and food distributors, to require the keeping of records by persons who acquire, capture, import or supply food and to enable food import controls to be imposed. Food Safety Ordinance is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Food Safety Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Food and Health Bureau, the Food and Environmental Hygiene Department, etc., has the implementation rights of the Food Safety Ordinance. The Food and Environmental Hygiene Department is the main regulator of the Food Safety Ordinance. As some of our Chinese healthcare products which are non-pCm fall within the definition of food, our company is subject to the regulations under the Food Safety Ordinance.

Food Safety Ordinance may be applicable since we cannot determine whether the ultimate product(s) to be commercialized would be classified by the regulatory body as Chinese herbal medicines, healthcare products, food for ordinary consumption, or otherwise. The precise content of the standardized TCM formula candidate are subject to further changes and development along with our second efficacy trial. Accordingly, the precise ingredients of TCM products or product candidates will be determined at a later stage of our research and development.

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

Import and Export Ordinance

The Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong) (the “Import and Export Ordinance”) is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Import and Export Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Customs and Excise Department, the Trade and Industry Department, etc., has the implementation rights of the Import and Export Ordinance. The Customs and Excise Department and the Trade and Industry Department are the main regulators of the Import and Export Ordinance.

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

Regulation 4A of the Food and Drugs Regulations demands all pre-packaged food and products sold by the Group (except for those listed in Schedule 4 to the Food and Drugs Regulations) to be marked and labeled in the manner prescribed in Schedule 3 to the Food and Drugs Regulations. Schedule 3 to the Food and Drugs Regulations contains labeling requirements in respect of stating the product’s name or designation, ingredients, “best before” or “use by” date, special conditions for storage or instruction for use, manufacturer’s or packer’s name and address, and quantity, weight or volume, and also includes requirements on the appropriate language or languages for marking or labeling of prepackaged food. Any person who contravenes such requirements commits an offense and is liable for a fine of HK$50,000 and imprisonment for six months.

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

Trade Marks Ordinance is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Trade Marks Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Intellectual Property Department, etc., has the implementation rights of the Trade Marks Ordinance. The Intellectual Property Department is the main regulator of the Trade Marks Ordinance.

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

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”), is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. The ECO is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the ECO in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Labor Department, the Department of Health, etc., has the implementation rights of the ECO. The Labor Department is the main regulator of the ECO.

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

Overview

We are a holding company incorporated on October 30, 2014, under the laws of the Cayman Islands, and conduct our business in Hong Kong through our wholly-owned subsidiaries, Regencell Bioscience Limited, a company incorporated in Hong Kong on May 12, 2015, Regencell Limited, a company incorporated in Hong Kong on November 20, 2014, and Regencell Bioscience North America Limited, a company incorporated in the British Virgin Islands on April 25, 2022, and a 60% joint venture, Regencell Bioscience Asia Limited, a company incorporated in Hong Kong on September 17, 2021. Regencell Bioscience Asia Limited ceased business on December 31, 2023 and deregistered on November 1, 2024. The disposition of the joint venture did not have a material impact on our ongoing results of operations of financial results. We are an early-stage bioscience company that focuses on research, development, and commercialization of TCM for the treatment of neurocognitive disorders and degeneration, specifically ADHD and ASD. Our goal is to save and improve the lives of ADHD and ASD patients, their families and caregivers and become a market leader for the best natural and holistic treatment globally.

Our TCM formula is derived from a TCM formula developed by our TCM Practitioner based on his TCM brain theory, known as “Sik-Kee Au TCM Brain Theory®,” and has demonstrated reduced severity in patients’ ADHD and ASD conditions, as reflected in lower SKATBT-A3, ATEC, GARS, VADRS and SNAP-IV-26 assessment scores, using the personalized TCM formula in our first research study. The activity and specificity of the TCM base formula have been optimized by the TCM Practitioner in his prior ADHD and ASD treatments. The TCM Practitioner has standardized the adjustable formula into three Fixed Adjusted Formula for mild, moderate and severe ADHD and ASD conditions. Reduced severity in patients’ ADHD and ASD conditions has also been demonstrated as reflected in lower SKATBT-A3, ATEC and VADRS assessment scores, using the standardized TCM formula in our second research study. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the TCM formula based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials.

We aim to launch a standardized liquid-based TCM formula for ADHD and ASD patients in Hong Kong first and subsequently to other markets as we deem appropriate. We have been headquartered in Hong Kong since inception.

The Initial Public Offering

On July 20, 2021, we completed our IPO of 87,400,000 (after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares, $0.00001 par value per share at an offering price of $0.25 (after giving retroactive effect to the 38-for-1 forward stock split) per share, generating gross proceeds of approximately $21.85 million. On August 17, 2021, the underwriter of the IPO exercised its option to purchase 12,350,000 (after giving retroactive effect to the 38-for-1 forward stock split) additional Over-allotment Shares at a price of $0.25 (after giving retroactive effect to the 38-for-1 forward stock split) per share. The closing of the sale of the Over-allotment Shares took place on August 19, 2021. The net proceeds of the IPO, including proceeds from the sale of Over-allotment Shares, totaled approximately $22.67 million, after deducting underwriting discounts and other related expenses, of approximately of $2.26 million.

Public Offering Warrants

In connection with and upon closing of the IPO and over-allotment on July 20, 2021 and August 19, 2021, respectively, we issued warrants equal to 2.5% of the shares issued in the IPO, totaling 57,500 units and 8,125 units to the placement agents for the offering. The warrants carry a term of five years, and shall not be exercisable for a period of 180 days from the closing of the IPO and shall be exercisable at a price equal to $0.28 per share (after giving retroactive effect to the 38-for-1 forward stock split). All warrants were issued and exercised.

Financial Operations Overview

Revenue

We have not generated any revenue from the sale of any products, and we do not expect to generate any revenue until we commercialize our standardized TCM formula products for ADHD and ASD patients in Hong Kong.

Selling and Marketing Expenses

Expenses in marketing were mainly for marketing initiatives and sponsorship with Non-Governmental Organizations (“NGOs”) and institutions that serves families with ADHD and ASD children, who voluntary sign up as qualified patients to be enrolled in our efficacy trial in the future. As we commercialize our TCM formula products, we expect that we would be hiring a sales and marketing team, engaging external sales and marketing professional services, and media coverage.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, compensation, legal and accounting fees, compliance fees as well as office rental, computer equipment and software, utilities, etc.

We anticipate that our general and administrative expenses will support our continued research and development activities and costs of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a public company including expenses related to investor relations costs.

Research and Development Expenses

Since our inception, our operations have primarily been limited to the research studies of the proprietary TCM formula. Our research and development expenses to date consist mainly of supplies and medication, employee salaries, compensation and related benefits, office rental and depreciation.

Research and development activities will continue to be central to our business model. Future research and development expenses will include supplies and medication and travel expenses for the research and development personnel that we plan to hire and treatment costs in connection with conducting research studies.

Results of Operations

Results of Operations for the Years Ended June 30, 2025 and 2024

The following table sets forth our results of operations for the year ended June 30, 2025 compared to the year ended June 30, 2024:

	For the Year Ended	For the Year Ended
	June 30,	June 30,	Change	Change
	2025	2024	Amount	%
OPERATING EXPENSES:
Selling and marketing	$8,014	$125,427	$(117,413)	(94)%
General and administrative	2,813,682	3,545,066	(731,384)	(21)%
Research and development	948,289	1,066,233	(117,944)	(11)%
Total operating expenses	3,769,985	4,736,726	(966,741)	(20)%

LOSS FROM OPERATIONS	(3,769,985)	(4,736,726)	966,741	(20)%

OTHER INCOME, NET	185,772	373,505	(187,733)	(50)%

LOSS BEFORE INCOME TAXES	(3,584,213)	(4,363,221)	779,008	(18)%

PROVISION FOR INCOME TAXES	-	-	-	-

NET LOSSES	(3,584,213)	(4,363,221)	779,008	(18)%

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(19,020)	40,892	(59,912)	(147)%

COMPREHENSIVE LOSS	(3,603,233)	(4,322,329)	719,096	(17)%

Revenue

We have not generated any revenue from the sale of any products for the years ended June 30, 2025 and 2024, respectively.

Selling and Marketing Expenses

Selling and marketing expenses were $8.01 thousand and $0.13 million for the years ended June 30, 2025 and 2024, respectively. The expenses were primarily attributable to marketing initiatives and sponsorship with NGOs and institutions that serve families with ADHD and ASD children, who voluntarily sign up as qualified patients to be enrolled in our efficacy trial in the future during those periods.

The decreased expenses in selling and marketing expenses in the year ended June 30, 2025 compared with the year ended June 30, 2024 were mainly due to a decrease in the expenses through marketing initiatives.

General and Administrative Expenses

General and administrative expenses were $2.81 million and $3.55 million for the years ended June 30, 2025 and 2024, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, legal, professional fees and consulting services associated with corporate matters and certain direct and indirect costs associated with services obtained by our company.

The decreased general and administrative expenses in the year ended June 30, 2025 compared with the year ended June 30, 2024 were mainly attributable to (i) approximately $0.28 million of decrease in amortization of share-based compensation for our general and administrative personnel, (ii) approximately $0.23 million of decrease in depreciation charges on our fixed assets as most of the items were fully depreciated during the year ended June 30, 2025, (iii) approximately $0.30 million of decrease in payroll mainly due to a decrease in bonus and the termination of a special advisor, (iv) approximately $0.21 million of net decrease in entertainment and donation and other expenses and offset by (v) increase in professional fees of $0.28 million as more professional fees were incurred.

Research and Development Expenses

Research and development expenses were $0.95 million and $1.07 million for the years ended June 30, 2025 and 2024, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, and other third-party services associated with efficacy trials.

The decreased research and development expenses in the year ended June 30, 2025 compared with the year ended June 30, 2024 were mainly attributable to approximately $0.12 million of decrease in rental expenses and building management fee for rental of office and staff quarters.

Other Income, Net

Other income, net was $0.19 million and $0.37 million for the years ended June 30, 2025 and 2024. The other income was primarily attributable to the interest income generated from short-term investment. The decrease in other income was mainly because approximately $0.18 million decrease in interest income received from short-term investment and bank deposits during the year ended June 30, 2025 when compared to the year ended June 30, 2024.

Provision for Income Taxes

We did not have any provision for income taxes for the years ended June 30, 2025 and 2024.

Net Losses

As a result of the foregoing, we had net losses of $3.58 million and $4.36 million for the years ended June 30, 2025 and 2024, respectively.

Results of Operations for the Years Ended June 30, 2024 and 2023

The following table sets forth our results of operations for the year ended June 30, 2024 compared to that of the year ended June 30, 2023:

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

Selling and Marketing Expenses

Selling and marketing expenses were $0.13 million and $0.26 million for the years ended June 30, 2024 and 2023, respectively. The expenses were primarily attributable to marketing initiatives and sponsorship with NGOs and institutions that serve families with ADHD and ASD children, who voluntarily sign up as qualified patients to be enrolled in our efficacy trial in the future during those periods.

The decreased expenses in selling and marketing expenses in the year ended June 30, 2024 compared with the year ended June 30, 2023 were mainly due to a decrease in the expenses through marketing initiatives.

General and Administrative Expenses

General and administrative expenses were $3.55 million and $4.43 million for the years ended June 30, 2024 and 2023, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, legal, professional fees and consulting services associated with the formation of our company, corporate matters and certain direct and indirect costs associated with services obtained by our company.

The decreased general and administrative expenses in the year ended June 30, 2024 compared with the year ended June 30, 2023 were mainly attributable to (i) approximately $0.41 million of decrease in amortization of share-based compensation for our general and administrative personnel, (ii) approximately $0.22 million of decrease in professional fees, such as legal services and public relations services as we became a public company listed on the Nasdaq Capital Market, (iii) approximately $0.15 million of decrease in payroll mainly due to a decrease in bonus and the termination of a special advisor, and (iv) approximately $0.10 million of decrease in traveling, meetings and others mainly due to less traveling was incurred.

Research and Development Expenses

Research and development expenses were $1.07 million and $1.58 million for the years ended June 30, 2024 and 2023, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, and other third-party services associated with efficacy trials.

The decreased research and development expenses in the year ended June 30, 2024 compared with the year ended June 30, 2023 were mainly attributable to (i) approximately $0.06 million of decrease in amortization of share-based compensation for our research and development personnel; (ii) approximately $0.11 million of decrease in salaries due to the decrease in the bonus,  (iii) approximately $0.25 million of decrease in expenses relating to TCM formula and materials for product development, (iv) approximately $0.06 million of decrease in rental expenses and building management fee for rental of office and staff quarters and (v) approximately $0.03 million of decrease in services fee for research support, testing equipment and others mainly due to more research and development activities incurred during the year.

Other Income, Net

Other income, net was $0.37 million and $0.21 million for the years ended June 30, 2024 and 2023. The other income was primarily attributable to the receipt of government grants in respect of COVID-19-related subsidies (for the year ended June 30, 2023 only), the Employment Support Scheme provided by the Hong Kong Government under the Anti-Epidemic Fund and the interest income generated from short-term investment. The increase in other income was mainly because approximately $0.16 million increase in interest income received from short-term investment and bank deposits during the year ended June 30, 2024 when compared to the year ended June 30, 2023.

Provision for Income Taxes

We did not have any provision for income taxes for the years ended June 30, 2024 and 2023.

Net Loss

As a result of the foregoing, we had net loss of $4.36 million and $6.06 million for the years ended June 30, 2024 and 2023, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains taxes. Additionally, upon payments of dividends by us to our shareholders, no Cayman withhold tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, we are not subject to tax on income or capital gains

Hong Kong Profits Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2023/2024 and 2024/2025. As from year of assessment of 2020/2021 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

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

For the year ended June 30, 2025, we had net loss amounted to $3.58 million, as compared to $4.36 million in 2024 and net cash used in operating activities amounted to $3.11 million, as compared to $4.00 million in 2024. As of June 30, 2025, our accumulated deficit amounted to $25.20 million. Our ability to continue as a going concern is highly contingent on the ability to raise additional capital for ongoing research and development as we expect to continue to incur losses for the foreseeable future.

Based on our recurring losses and negative cash flows from operations since inception, expectation of continuing operating losses and negative cash flows from operations for the foreseeable future, the contractual costs expected to be incurred in future periods and the need to raise additional capital to finance our future operations, our management concluded that there is substantial doubt about our ability to continue as a going concern within one year after the issuance date of the consolidated financial statements.

We are evaluating several strategies and actively pursuing actions aimed at enhancing our liquidity position. These actions include pursuing additional cost savings initiatives and seeking additional financing in both public and private markets. There can be no assurances, however, that our operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all. If we are unable to obtain sufficient funding, we could be required to delay our development efforts, limit activities and reduce research and development costs, which could adversely affect our business prospects. Therefore, uncertainty remains over our ability to meet our liabilities as they fall due. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some of all of their investment in us.

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

Cash Flows

The following summarizes the key components of our cash flows for the years ended June 30, 2025, 2024 and 2023.

	For the Years Ended June 30,
	2025	2024	2023
Net cash used in operating activities	$(3,113,576)	$(4,001,687)	$(4,962,949)
Net cash provided by investing activities	2,686,216	5,242,624	58,978
Net cash provided by financing activity	-	102,282	134,913
Effect of exchange rate on cash	(114,760)	53,221	(83,145)
Net change in cash	$(542,120)	$1,396,440	$(4,852,203)
Cash, beginning of year	2,961,235	1,564,795	6,416,998
Cash, end of year	$2,419,115	$2,961,235	$1,564,795

Operating Activities

Fiscal Years Ended June 30, 2025 and 2024

For the years ended June 30, 2025 and 2024, net cash used in operating activities were $3.11 million and $4.00 million, respectively. Net cash used in operating activities was primarily attributable to rental of offices and staff quarters, the hiring of our executive staff, research and development and general and administrative activities.

Fiscal Years Ended June 30, 2024 and 2023

For the years ended June 30, 2024 and 2023, net cash used in operating activities was $4.00 million and $4.96 million, respectively. Net cash used in operating activities was primarily attributable to rental of offices and staff quarters, the hiring of our executive staff, research and development, ramped up marketing efforts and general and administrative activities.

Investing Activities

Fiscal Years Ended June 30, 2025 and 2024

For the years ended June 30, 2025 and 2024, net cash provided by investing activities were $2.69 million and $5.24 million, respectively. Net cash provided by investing activities during the year ended June 30, 2025 was primarily attributable to the maturity of short-term investment and partially offset by reinvestment. The cash flows for proceeds from maturity of short-term investments and placements of short-term investments are shown in gross amounts as required by accounting standards. The increase in 2025 is mainly because short-term investments were made more frequently than in 2024, with similar amounts but shorter durations.

Fiscal Years Ended June 30, 2024 and 2023

For the years ended June 30, 2024 and 2023, net cash provided by investing activities were $5.24 million and $0.06 million, respectively. Net cash provided by investing activities during the year ended June 30, 2024 was primarily attributable to the maturity of short-term investment and partially offset by reinvestment.

Financing Activity

Fiscal Years Ended June 30, 2025 and 2024

For the year ended June 30, 2025, there was no financing activity occurred.

For the year ended June 30, 2024, net cash from financing activity was $0.10 million, which was primarily attributable to capital contribution from non-controlling interest of a subsidiary.

Fiscal Years Ended June 30, 2024 and 2023

For the years ended June 30, 2024 and 2023, net cash from financing activity were $0.10 million and $0.13 million, respectively. Net cash from financing activity was primarily attributable to capital contribution from non-controlling interest of subsidiary.

Contractual Obligations

The following table summarizes our minimum lease payments under operating lease in future periods as of June 30, 2025:

As of June 30, 2025
For the year ending June 30,
2026	$336,364
2027	220,313
2028	17,669
Total minimum lease payments	$574,346

Capital Expenditures

For the years ended June 30, 2025, 2024 and 2023, we had capital expenditures of $0.15 million, $5.38 thousand and $0.03 million, respectively, in relation to our property and equipment. Subsequent to June 30, 2025 and as of the date of this Annual Report, we did not purchase any material equipment for operational use. We do not have any other material commitments to capital expenditures as of June 30, 2025.

Holding Company Structure

Regencell Bioscience Holdings Limited is a holding company incorporated on October 30, 2014 as an exempted company under the laws of the Cayman Islands and has no substantive operations other than holding all of the issued and outstanding shares of our subsidiaries, namely Regencell Bioscience Limited incorporated in Hong Kong, Regencell Limited incorporated in Hong Kong and Regencell Bioscience North America Limited incorporated in the British Virgin Islands. We conduct our operations primarily through our subsidiaries. As a result, our ability to pay dividends depends upon, among others, dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Off-Balance Sheet Arrangements

As of June 30, 2025, we did not have any off-balance sheet arrangements with unconsolidated entities or persons that had or were reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources; and we did not enter into any guarantees; retained or contingent interests in assets transferred; contractual arrangements that support the credit, liquidity or market risk for transferred assets; obligations that arise or could arise from variable interests held in an unconsolidated entity; or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

C.	Research and Development, Patents and License, Etc.

Research and development expenses consist of costs incurred by our company for the discovery and development of our product candidates. Research and development costs include, but are not limited to, payroll and personnel expenses including share-based compensation, research studies supplies, fees for efficacy trial services, consulting costs, and allocated overhead, including rent, equipment, and utilities.

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report on Form 20-F, for the year ended June 30, 2025, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant.

Share-based Compensation

We measure all share option grants to our directors, executive officers and other employees based on their fair value on the date of the grant and recognize the corresponding compensation expense of those awards using graded vesting method over the requisite service period, which is the vesting period. Forfeitures are accounted for as they occur.

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

For the years ended June 30, 2025, 2024 and 2023, the Company had share-based compensation expenses of approximately $0.24 million, $0.45 million, and $0.92 million, respectively. See Note 8 to our audited financial statements included elsewhere in this Annual Report for further information concerning the assumptions we used in determining share-based compensation.

Recent Accounting Pronouncements

See “Note 3 – Summary of significant accounting policies – Recently issued accounting pronouncements” in the accompanying notes to consolidated financial statements included elsewhere in this Annual Report.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth our executive officers and directors as of the date hereof, as well as their ages and the positions held by them:

Name	Age	Position
Yat-Gai Au	53	Chairman, Director and Chief Executive Officer
James Wai Hong Chung	48	Director, Chief Operating Officer and Chief Strategy Officer
Yat-Pui Au	51	Chief Business Officer
Evana Yee Wah Hui (1)	53	Independent Director
Margaret Hoor Han Lo (2)	65	Independent Director
Dr. Wing Yan (William) Lo (3)	64	Independent Director

(1)	Chair of the Compensation Committee.

(2)	Chair of the Nominating and Corporate Governance Committee.

(3)	Chair of the Audit Committee.

The following is a brief biography of each of our executive officers and directors:

Yat-Gai Au

Mr. Yat-Gai Au (“Mr. Au”) is our Chief Executive Officer and has been our director since 2014. He began his career in investment banking at Deutsche Bank and ING Barings and was one of the core team members that won Merger and Acquisitions deal of the year awards in Asia from 1998 to 1999 comprising over $4 billion worth of deals. He is an active property, technology and biotech investor. He funds and participates in several charity events for thousands of underprivileged families and elderlies in Hong Kong and the U.S. During the COVID-19 outbreak, he donated over 200,000 masks to hospitals, elderlies and needy families. In September 2018, Mr. Au set up Regencell Foundation Limited to further his charitable endeavors. Mr. Au is the son of our TCM Practitioner, Mr. Sik-Kee Au. Mr. Au graduated from University of California, Berkeley with a Bachelor of Science degree from the Haas School of Business.

James Wai Hong Chung

Mr. James Wai Hong Chung (“Mr. Chung”) has been our director since December 28, 2023, our Chief Operating Officer (“COO”) since August 2021 and Chief Strategy Officer since October 2020. He has joined Regencell Bioscience Limited as senior vice president since July 2015. He brings 15 years of experience in various leading roles. Prior to joining Regencell, Mr. Chung managed the Asia equities and derivatives electronic trading platform at Investment Technology Group, where he gained extensive banking and finance experience. Prior to that, he worked at Sungard Financial Systems, providing front to back trading and risk management software solutions for banks. He also gained experiences in different roles from sales and accounting management, project management, technology and business analyst when he worked at a startup hedge fund IT consulting business. Mr. Chung started his career as a telecommunication engineer at Hutchison Global Crossing and eventually led a small team of engineers. Mr. Chung is a graduate of Quantitative Finance from the Management Science and Engineering Department at Stanford University and Telecommunications Technology from British Columbia Institute of Technology.

Yat-Pui Au

Mr. Yat-Pui Au has been our Chief Business Officer (“CBO”) since February 2023. He has joined Regencell Bioscience Limited as senior vice president since October 2021. He has more than 24 years of experience in strategic management and business operations. Prior to joining Regencell, he worked at various leading roles in the physical security and property management sectors, where he implemented digital and cloud-based Customer Relationship Management solutions, completed major technology projects for governmental/institutional/private sectors, and streamlined business operations across marketing, finance, IT, HR and operations departments. Mr. Yat-Pui Au started his career as a consultant analyst for Computer Sciences Corporation for IT/MIS integrations and deployment. Mr. Yat-Pui Au is Mr. Au’s brother. He obtained his Bachelor’s degree in Legal Studies from UC Berkeley.

Evana Yee Wah Hui

Ms. Evana Yee Wah Hui (“Ms. Hui”) has been our independent director and member of audit committee, compensation committee and nominating and corporate governance committee since July 2021. She has over 20 years of retail and brand management experience. Throughout her 18-year career at the Dairy Farm Company Limited, a leading pan-Asian retailer, she managed various segments of the business both at the regional and local level. She headed the regional category development team of the Health& Baby categories across the Greater China and Asian regions covering nine markets, implementing store layout/display, category development and management strategies. Furthermore, she was responsible for the sales and profitability of a diverse range of categories with experience in product creation and development, brand building, and customer loyalty. She also spearheaded the launch of both the GNC and Boots brands in Hong Kong. Prior to that, she spent three years developing and implementing market research at Nielsen, where her major clients included Unilever, Coca-Cola, HSBC, MSD, and L’Oreal. Ms. Hui participated in charitable endeavors, such as promoting mental health awareness in the community and holding workshops to promote self-awareness and reduce stigma in local high schools, co-organized by the Hong Kong Hospital Authority. She holds an MBA from University of Southern California and graduated with a Bachelor of Arts, Mathematics (Honors) from Mills College.

Margaret Hoor Han Lo

Ms. Margaret Hoor Han Lo has been our independent director and member of audit committee, compensation committee and nominating and corporate governance committee since June 2025. Ms. Lo is a seasoned investor with over 30 years of extensive experience in the real estate investments. She is also deeply committed to philanthropy, actively participating in various charitable initiatives and volunteer work.

Dr. Wing Yan (William) Lo

Dr. Wing Yan (William) Lo (“Dr. Lo”) has been our independent director and member of audit committee, compensation committee and nominating and corporate governance committee since December 2021. He has over three decades of biopharma, academic medicine, corporate governance, and strategic advisory experience. Dr. Lo graduated from Cambridge University with a Master of Philosophy Degree in Pharmacology and a Ph.D. Degree in Molecular Neuroscience. Dr. Lo started his career in McKinsey & Company Inc. as a management consultant and held senior positions in China Unicom, Hongkong Telecom, Citibank HK, I.T Limited, South China Media Group and Kidsland International Holdings Limited in the past. Dr. Lo currently serves as an independent non-executive director of a number of public companies listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE”); Dr. Lo is an independent non-executive director of Television Broadcasts Ltd (HKSE stock code: 511), OCI International Holdings Limited (HKSE stock code: 329), CSI Properties Limited (HKSE stock code: 497), CWT International Limited (HKSE stock code: 521) and NetDragon WebSoft Holdings Limited (HKSE stock code: 777). Dr. Lo was appointed a Justice of Peace of the Government of the Hong Kong Special Administrative Region. He holds the position of chairman and founding governor of the Charles K. Kao Foundation for Alzheimer’s Disease, serves as the founding governor of ISF Academy, and is the chairman of Junior Achievement HK.

Principal Financial Officer

Michelle Chan (“Ms. Chan”) is our financial controller who joined us since November 2021. Ms. Chan has assumed the responsibilities of the chief financial officer since April 2022 and is currently our principal financial officer.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

B. Compensation

Executive Compensation

For the year ended June 30, 2025, we paid an aggregate of $0.76 million in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amounts to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in Hong Kong are required by law to make contributions equal to certain percentages of each qualifying employee’s salary to the Mandatory Provident Fund Scheme.

During the years ended June 30, 2025 and 2024, we did not pay any salary and bonus to Mr. Yat-Gai Au, our CEO, for services rendered to us. Pursuant to the employment agreement, as amended and restated, we entered into with Mr. Yat-Gai Au, Mr. Au shall receive an annual base salary of $1, and such compensation is subject to annual review and adjustment by our board of directors. The CEO cannot draw his compensation more than $1 until we reach a market capitalization of $1 billion.

On June 9, 2021, each of Evana Yee Wah Hui and our two former independent directors accepted a letter agreement to act as our independent director and was awarded share options under the 2021 Share Option Plan (as defined below) to purchase 15,585 (or 592,230 after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares. The share options become effective upon the effectiveness of the registration statement for our IPO when the nominee’s directorship becomes effective. These options are exercisable at $9.50 (or $0.25 after giving retroactive effect to the 38-for-1 forward stock split) per share, of which 25% vest on each anniversary over four years following the closing of our IPO and is valid for 10 years once vested.

On January 1, 2022, Dr. Lo accepted a letter agreement to act as our independent director and was awarded share options under the 2021 Share Option Plan to purchase 15,585 (or 592,230 after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares. These options are exercisable at $31.85 (or $0.84 after giving retroactive effect to the 38-for-1 forward stock split) per share, of which 25% vest on each anniversary over four years following the closing of our IPO and is valid for 10 years once vested.

On June 30, 2025, Ms. Margaret Hoor Han Lo accepted a letter agreement to act as our independent director and was awarded share options under the 2021 Share Option Plan to purchase 592,230 Ordinary Shares. These options are exercisable at $17.40 per share, of which 25% vest on each anniversary over four years following the issuance date and are valid for 10 years once vested.

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

Number of Ordinary Shares. The number of Ordinary Shares that may be issued under the Plan is the maximum aggregate number of Ordinary Shares reserved and available pursuant to this Plan shall be the aggregate of (i) 46,932,888 Ordinary Shares, and (ii) on each January 1, starting with January 1, 2022, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Ordinary Shares as may be determined by our board of directors. If there is a forfeiture or termination without the delivery of Ordinary Shares or of other consideration of any option made under the Plan, the Ordinary Shares underlying such option, or the number of Ordinary Shares otherwise counted against the aggregate number of Ordinary Shares available under the Plan with respect to the option, to the extent of any such forfeiture or termination, shall again be, or shall become, available for granting options under the Plan. The number of Ordinary Shares issuable under the Plan is subject to adjustment, in the event of any reorganization, recapitalization, share split, share distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. As of the date of this Annual Report, a total of 48,117,348 Ordinary Shares were authorized for issuance under the Plan, options to purchase 48,117,348 Ordinary Shares have been granted, excluding, if any, awards that were forfeited or canceled after the relevant grant dates and awards that have been vested, and options to purchase 24,490,506 Ordinary Shares are outstanding. All aforementioned figures relating to these options reflect the 38-for-1 forward stock split effective on June 13, 2025.

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

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. Our board of directors may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of our shareholders to the extent such approval is required by applicable laws, or if such amendment would adversely affect the right of any participant under any agreement in any material way without the written consent of the participant. No option may be granted during any suspension of the Plan or after termination of the Plan. No suspension or termination of the Plan shall adversely affect any rights under options already granted to an optionee. The Plan became effective upon the completion of our IPO on July 20, 2021. It shall continue in effect for a term of ten (10) years unless sooner terminated or unless renewed for another period not to exceed ten (10) years pursuant to shareholder approval.

On June 9, 2021, our board of directors granted 1,235,076 (or 46,932,888 after giving retroactive effect to the 38-for-1 forward stock split) options to certain officers, directors and employees of our company under the 2021 Share Option Plan; provided that the grants of 46,755 (or 1,776,690 after giving retroactive effect to the 38-for-1 forward stock split) options to the independent director nominees at that time will only become effective upon the effectiveness of the registration statement for our IPO when the nominee’s directorship becomes effective. These options will be exercisable at $9.50 (or $0.25 after giving retroactive effect to the 38-for-1 forward stock split) per share, of which 25% vest on each anniversary over four years following the closing of our IPO and is valid for 10 years once vested.

On January 1, 2022, our board of directors granted 15,585 (or 592,230 after giving retroactive effect to the 38-for-1 forward stock split) options to a director of our company, under the 2021 Share Option Plan. These options will be exercisable at $31.85 (or $0.84 after giving retroactive effect to the 38-for-1 forward stock split) per share, of which 25% vest on each anniversary over four years following the issuance date and are valid for 10 years once vested.

On June 30, 2025, our board of directors granted 592,230 options to a director of our company, under the 2021 Share Option Plan. These options will be exercisable at $17.40 per share, of which 25% vest on each anniversary over four years following the issuance date and are valid for 10 years once vested.

The following table summarizes, as of the date of this Annual Report, the number of Ordinary Shares underlying outstanding options granted to our directors and executive officers and to other individuals as a group under the 2021 Share Option Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Outstanding Options Granted	Exercise Price ($ per Ordinary Share)	Date of Grant	Date of Expiration
Executive officers as a group	11,844,258	$0.25	June 2021	Various dates from July 2032 to July 2035
Directors as a group	2,220,834	From $0.25 to $17.40	Various dates from June 2021 to June 2025	Various dates from July 2032 to June 2039
Other employees as a group	10,425,414	$0.25	June 2021	Various dates from July 2032 to July 2035

Note: The above table reflects the 38-for-1 forward stock split.

In May 2022, all directors and employees who were previously granted share options upon our IPO agreed to a further lock-up undertaking for a period of six months after their share options become vested. Whilst their share options vested on July 16, 2022, their shares remained lock-up until January 16, 2023. This undertaking was subsequently extended to January 20, 2024, and again to January 20, 2025. Most recently, all directors and employees have agreed to a further extension of the lock-up period through April 20, 2026.

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

C. Board Practices

Terms of Directors and Executive Officers

Our board of directors currently consists of five directors. Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until the expiration of his or her term, as may be provided in a written agreement with our company, and his or her successor has been elected and qualified, until his or her resignation, until his or her office is otherwise vacated in accordance with our articles of association, or until such time as they are removed from office by ordinary resolution of the shareholders. If the director is appointed by our board of directors, such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company; or (iv) without special leave of absence from our board of directors, is absent from meetings of directors for a continuous period of six months. There is no mandatory retirement age for directors. None of our directors has a service contract with us that provides for benefits upon termination of service, or an appropriate negative statement.

Our officers are elected by and serve at the discretion of our board of directors.

Duties of Directors

As a matter of Cayman Islands law, a director owes three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (Revised) of the Cayman Islands (henceforth, the “Cayman Companies Act”) imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified. However, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

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

Interested Transactions

Our amended and restated memorandum and articles of association adopted by special resolution passed on May 31, 2021 (as further amended or restated from time to time, “Amended Articles”) provide that a director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which they have an interest which (together with any interest of any person connected with them) is a material interest (otherwise than by virtue of their interests, direct or indirect, in shares in the capital of the Company or debentures or other securities of, or otherwise in or through the Company, and if they shall do so, their vote shall not be counted, nor in relation thereto shall they be counted in the quorum present at the meeting.

Notwithstanding the general prohibitions in the Amended Articles (as set out above), the general prohibitions in the Amended Articles shall not apply to: (a) the giving of any security, guarantee or indemnity in respect of (i) money lent or obligations incurred by a director or any other person for the benefit of the Company or any of its subsidiaries, or (ii) a debt or obligation of the Company or any of its subsidiaries for which the director has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security; (b) where the Company or any of its subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate; (c) any contract, transaction, arrangement or proposal affecting any other body corporate in which the director is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that they (together with persons connected to them) does not to their knowledge hold an interest representing one per cent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which their interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed a material interest in all circumstances); (d) any act or thing done or to be done in respect of any arrangement for the benefit of the employees of the Company or any of its subsidiaries under which the director is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or (e) any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against them or the doing of any thing to enable such director or directors to avoid incurring such expenditure. Furthermore, a director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which they have an interest which is not a material interest or which falls within the aforementioned exceptions. Any such transaction that would reasonably be likely to affect a director’s status as an “Independent Director” , or that would constitute a “related party transaction” as defined by Item 7.B of Form 20-F promulgated by the SEC, shall require the approval of the Audit Committee.

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

Audit Committee

Evana Yee Wah Hui, Margaret Hoor Han Lo and Dr. Wing Yan (William) Lo are the members of our Audit Committee, with Dr. Wing Yan (William) Lo serving as the chairperson. All members of our Audit Committee satisfy the independence requirements of Rule 5605(c)(2) of the Nasdaq Stock Market listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act.

We have adopted Audit Committee Charter on December 3, 2020 and the Audit Committee Charter became effective on July 15, 2021. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:

●	evaluates the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approves the plan and fees for the annual audit, interim reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitors the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviews the financial statements to be included in our annual reports on Form 20-F and interim reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our interim financial statements;

●	oversees all aspects our systems of internal accounting control and corporate governance functions on behalf of our board of directors;

●	reviews and approves in advance any proposed related-party transactions and report to the full board of directors on any approved transactions; and

●	provides oversight assistance in connection with legal, ethical and risk management compliance programs established by our management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Our board of directors has determined that Dr. Wing Yan (William) Lo possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Evana Yee Wah Hui, Margaret Hoor Han Lo and Dr. Wing Yan (William) Lo are the members of our Compensation Committee with Evana Yee Wah Hui serving as the chairperson. All members of our Compensation Committee satisfy the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market listing rules. We have adopted Compensation Committee Charter on December 3, 2020 and the Compensation Committee Charter became effective on July 15, 2021. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to our board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices, among other things.

Nominating and Corporate Governance Committee

Evana Yee Wah Hui, Margaret Hoor Han Lo and Dr. Wing Yan (William) Lo are the members of our Nominating and Corporate Governance Committee with Margaret Hoor Han Lo serving as the chairperson. All members of our Nominating and Corporate Governance Committee satisfy the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market listing rules. We have adopted Nominating and Corporate Governance on December 3, 2020 and the Nominating and Corporate Governance Committee Charter became effective on July 15, 2021. In accordance with the Nominating and Corporate Governance Committee’s Charter, the Nominating and Corporate Governance Committee shall be responsible for identifying and proposing new potential director nominees to our board of directors for consideration and reviewing our corporate governance policies, among other things.

Corporate Governance

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market’s corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have followed on home country’s practice exemption with respect to the requirement of holding an annual general meeting of shareholders no later than one year after the end of its fiscal year-end. We may choose to follow additional home country practices in the future.

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and employees.  A copy of our code of business conduct and ethics is available on our website at https://www.regencellbioscience.com.

Director Independence

Our board of directors has reviewed the independence of our directors, applying the independence standards under the Nasdaq Stock Market listing rules. Based on this review, our board of directors determined that each of Evana Yee Wah Hui, Margaret Hoor Han Lo, Paul J. Niewiadomski (resigned on June 30, 2025) and Dr. Wing Yan (William) Lo is “independent” within the meaning of the Nasdaq Stock Market listing rules. In making this determination, our board of directors considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence. As required under applicable Nasdaq Stock Market listing rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Diversity

The following board diversity matrix sets forth the information concerning the gender and demographic background of our board of directors, as self-identified by its members, in accordance with Nasdaq Stock Market listing rules.

Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D. Employees

As of June 30, 2025, 2024 and 2023, we had a total of 10, 12 and 12 full-time employees in Hong Kong. As of June 30, 2025, 4 of our full-time employees in Hong Kong were in research and development, 2 were in sales and marketing and 4 were in general administration.

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of the date of this Annual Report, including through the exercise of any options, warrants or other rights or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Ordinary Shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer. Percentages of beneficial ownership are calculated based on 494,488,908 Ordinary Shares outstanding as of the date of this Annual Report. Unless otherwise indicated in the footnotes, the address for each beneficial owner is in the care of our company at 9/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay, Hong Kong.

	Ordinary Shares Beneficially Owned			Percentage of Votes Held
	Number	Percent		Percent
Directors and Executive Officers:
Yat-Gai Au (1)	437,896,116	88.6	%(1)	88.6%
James Wai Hong Chung	-	-		-
Yat-Pui Au	*	*		*
Evana Yee Wah Hui	-	-		-
Margaret Hoor Han Lo	*	*		*
Dr. Wing Yan (William) Lo	-	-		-
All directors and executive officers as a group	439,081,680	88.8%		88.8%
Principal Shareholders:
Yat-Gai Au (1)	437,896,116	88.6	%(1)	88.6%

Note: The above table has given retroactive effect to the 38-for-1 forward stock split.

*	Represents beneficial ownership of less than 1%.

(1)	Represents Ordinary Shares held by Regencell (BVI) Limited, a British Virgin Islands company wholly-owned by Mr. Yat-Gai Au, our founder, director and CEO and Mr. Yat-Gai Au’s spouse. Mr. Yat-Gai Au is deemed to be the beneficial owners of these securities.

As of the date of this Annual Report, 101,488,918 of our Ordinary Shares were held by a record holder in the United States, which is Cede & Co, representing 20.5% of our total outstanding Ordinary Shares. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5% of our Ordinary Shares.

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

B. Related Party Transactions

The following is a description of transactions since beginning of our preceding three financial years up to the date hereof, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last three completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Other Payables with Our Executive Management

As of June 30, 2025 and 2024, other payables – related parties represented reimbursement from related parties and the Company’s executive management, Mr. Chung and Mr. Au for out-of-pocket expenses incurred for business purposes. The balances due to Mr. Chung and Mr. Au were approximately nil and $2,539, respectively, as of June 30, 2025 and $681 and $7,606, respectively, as of June 30, 2024.

During the years ended June 30, 2025 and 2024, the expenses paid for TCM formula and materials for product development to Regeneration Company Limited, a related company, were approximately $0.07 million and $0.09 million, respectively. The reimbursement to Regeneration Company Limited for out-of-pocket expenses incurred for research and development purposes were approximately $0.21 million and $0.21 million, respectively. The balance due to Regeneration Company Limited was approximately nil and $156 respectively as of June 30, 2025 and 2024.

During the years ended June 30, 2025 and 2024, the expenses paid for services fee for research support to Regencell Bioscience Asia Sdn. Bhd., a related company, were approximately nil and $0.03 million, respectively. No balance was due to Regencell Bioscience Asia Sdn. Bhd., as of June 30, 2025 and 2024.

2021 Share Option Plan

See “Item 6. Directors, Senior Management and Employees – B. Compensation – 2021 Share Option Plan.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees – B. Compensation - Employment Agreements”

Partnership Agreements with TCM Practitioner

In January 2018, we entered into a Strategic Partnership Agreement with our TCM Practitioner, the father of our CEO and director. Pursuant to the Strategic Partnership Agreement we have with the TCM Practitioner, we have exclusive rights and ownership of all his TCM formula for patients suffering from ADHD and ASD, and all other TCM formula targeting different kinds of human illnesses, disorders and degeneration as well as the intellectual property rights of the TCM formula, including research and development, trademark, copyright, patent, and any other intellectual property rights in relation to the TCM formula that he owns. The TCM Practitioner is authorized to conduct research studies on these TCM formula. Any inventions, TCM formula, utilities, models’ improvements, research, discoveries, designs, processes, methods of manufacture, and products conceived or made by the TCM Practitioner in relation to TCM shall be the sole and exclusive property of us.

The Strategic Partnership Agreement does not have a termination date and will remain effective indefinitely under Hong Kong law. The Strategic Partnership Agreement can be amended or terminated by the mutual written agreement of the parties without breach. Pursuant to the Strategic Partnership Agreement, in exchange for the rights, we are required to donate three percent (3.0%) of net revenue as shown in the audited financial accounts that we generate in association with the use and/or commercialization of the TCM formula to any of charitable institutions and/or trusts of a public character anywhere in the world at the sole and absolute choice of the TCM Practitioner and in such proportion at the sole and absolute discretion of the TCM practitioner on a yearly basis. We also undertake to pay for all reasonable costs and expenses incurred by the TCM Practitioner in conducting research, testing, attending meetings/seminars, compiling records, or performing any similar acts in relation to the development of the TCM formula.

Supplemental Agreement with TCM Practitioner

In November 2020, we entered into a Supplemental Agreement with the TCM Practitioner. Under the Supplemental Agreement, the TCM Practitioner shall provide his research by using his best endeavors on his TCM formula and TCM inventions under our direction and supervision. We shall pay the TCM Practitioner for his expenses on his TCM research within 30 days upon the receipt of invoice. We have authorized the TCM Practitioner, his agents, subcontractors, development team, and affiliates to use TCM formula and TCM inventions to conduct research. However, the authorized parties, including TCM Practitioner, shall not directly or indirectly publish, disseminate or otherwise disclose, deliver or make available to any third party any confidential information, without our prior written consent and notice. The confidential information includes all information, know-how, and records in any way connected with our company and our research, including all TCM inventions, TCM formula, and intellectual property rights, data, operations and testing procedures, and all patients and supplier information, etc. The confidentiality obligations shall survive notwithstanding the termination of the Supplemental Agreement for ten (10) years thereafter. The TCM Practitioner also shall not to be directly or indirectly concerned with or engaged or interested in any other business which is in any respect in competition with or similar to the TCM business conducted by our company for two (2) years after the expiration or termination of the Supplemental Agreement.

The Supplemental Agreement shall remain effective until the Strategic Partnership Agreement is terminated. We may terminate this Supplemental Agreement for any reason in our sole discretion and without any indemnity or damages being due to TCM Practitioner with thirty (30) days prior written notice. The TCM Practitioner may terminate this Supplemental Agreement in the event that we fail to meet our payment obligations under Supplemental Agreement which is not cured within thirty (30) days of the notification of such by us.

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

Legal Proceedings

From time to time, we may be subject to legal or administrative proceedings, investigations and claims arising in the ordinary course of our business. In addition, following recent volatility in the market for our Ordinary Shares, the Company received correspondence and a subpoena from the U.S. Department of Justice (“DOJ”), indicating that the DOJ is conducting an investigation into the trading in our Ordinary Shares. The DOJ has requested the production of documents and communications concerning these and other corporate operational, financial and accounting matters. We are cooperating with this investigation, but we cannot predict its ultimate resolution. We expect to continue to incur significant legal costs and other expenses in connection with responding to the investigation. We may be required to pay fines, penalties, damages or settlement costs in excess of our insurance coverage, if any, related to the investigation. While we are not currently subject to any legal or administrative proceedings, it is possible that government investigations, including the pending investigation in which we are involved, and related legal and administrative proceedings in the future, if any, could result in the institution of administrative, injunctive, or other proceedings against us and/or our directors, officers, or employees or the imposition of fines, suspension, or other remedies and sanctions. Any such material costs and expenses or injunctive relief could have a material adverse effect on our financial condition and results of operations.

Dividend Policy

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be declared or paid in the foreseeable future.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Subject to the Cayman Companies Act, we in a general meeting may declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend on its shares out of either distributable profits or amounts standing to the credit of the share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on additional debt or equity financing by the holding company and/or receipt of funds from our subsidiaries, Regencell Bioscience Limited and Regencell Limited, which are incorporated in Hong Kong. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. There is no restriction under Hong Kong laws that may restrict the abilities of our Hong Kong subsidiaries to pay dividends to us.

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

B. Memorandum and Articles of Association

The following description of our share capital and certain provisions of Amended Articles, are summaries and do not purport to be complete. Reference is made to our Amended Articles, a copy of which is filed as an exhibit to this Annual Report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Cayman Companies Act. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can affect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register or deregister as a limited duration company; and

●	may register or deregister as a segregated portfolio company.

Objects

Under the Amended Articles, the objects of our company are unrestricted. As provided by the Cayman Companies Act, we have the full power and authority to carry out any object not prohibited by any law of the Cayman Islands and the Amended Articles.

Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless and until the directors resolve to issue share certificates, no share certificate shall be issued, and the records of the shareholdings of each shareholder shall be in uncertified book entry form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

As of the date of this Annual Report, the authorized share capital of the Company is US$1,000,000 divided into 100,000,000,000 Ordinary Shares of US$0.00001 par value each. Subject to the provisions of the Cayman Companies Act and the provisions, if any, of the Amended Articles, and any directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of Shares) and other securities of our company at such times, to such persons, for such consideration and on such terms as the directors may determine. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Listing

Our Ordinary Shares have been approved for listing on the Nasdaq Capital Market under the symbol “RGC”.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is Vstock Transfer, LLC.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights for the time being attaching to any class or classes of shares under and in accordance with the Amended Articles, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose.

Subject to the provisions of the Cayman Companies Act and any rights for the time being attaching to any class or classes of shares under and in accordance with the Amended Articles, our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share under and in accordance with the Amended Articles, no dividend shall bear interest against us.

Voting Rights

Unless their shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all shareholders are entitled to vote at a general meeting, whether on a show of hands or on a poll, and all shareholders holding shares of a particular class of shares are entitled to vote at a meeting of the holders of that class of shares.

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights: (i) on a show of hands, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote; and (ii) on a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder.

Variation of Rights of Shares

Subject to the Cayman Companies Act and without prejudice to article 8 of the Amended Articles, if the share capital is divided into different classes of shares then, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, only be varied if one of the following applies: (i) the shareholders holding not less than two-thirds of the issued shares of that class consent in writing to the variation; or (ii) the variation is made with the sanction of a special resolution (being a resolution of a meeting of the holders of the relevant class of shares in a class meeting duly constituted in accordance with the Amended Articles passed by a majority of not less than two-thirds of the shareholders who (being entitled to do so) vote in person or by proxy at that meeting) passed at a separate general meeting of the holders of the shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Share Capital

Subject to the Cayman Companies Act, the Company may, by ordinary resolution (being a resolution of a general meeting passed by a simple majority of the shareholders who (being entitled to do so) vote in person or by proxy at that meeting):

(a) increase our share capital by such sum to be divided into shares of such amount and with the attached rights, priorities and privileges and restrictions attached to them as that ordinary resolution shall prescribe;

(b) consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c) convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d) sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e) cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, the Company may, by special resolution (being a resolution of a general meeting or a resolution of a meeting of the holders of any class of shares in a class meeting duly constituted in accordance with the Amended Articles in each case passed by a majority of not less than two-thirds of the shareholders who (being entitled to do so) vote in person or by proxy at that meeting), reduce its share capital in any lawful way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the board of directors of the Company may make calls on the shareholders in respect of any monies unpaid on their shares including any premium. The call may provide for payment to be by instalments. Each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares as required by the notice. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid: (i) at the rate fixed by the terms of allotment of the share or in the notice of the call, or (ii) if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a) either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b) whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the Amended Articles.

We may sell any shares over which we have a lien if all of the following conditions are met: (a) the sum in respect of which the lien exists is presently payable; (ii) the Company gives notice to shareholder holding the share (or to the person entitled to it in consequence of the death or bankruptcy of that shareholder) demanding payment and stating that if the notice is not complied with the shares may be sole and; (iii) within 14 clear days of the date on which the notice is deemed to be given under the Amended Articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture). Despite the foregoing, the board of directors may determine that any share the subject of that notice be accepted by the Company as surrendered by the shareholder holding the share in lieu of forfeiture.

A forfeited or surrendered share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board of directors determine either to the former shareholder who held that share or to any other person, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account in accordance with the Cayman Companies Act and shall carry to the credit of such account from time to time an amount equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a) issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b) with the consent by special resolution of the shareholders holding shares of a particular class (being a resolution of a meeting of the holders of any class of shares in a class meeting duly constituted in accordance with the Amended Articles passed by a majority of not less than two-thirds of the shareholders who (being entitled to do so) vote in person or by proxy at that meeting), vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Without limiting the transfer provisions in the Amended Articles, our board of directors would generally decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien.

Our board of directors may also decline to register any transfer of any Ordinary Share unless:

(a) the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of Ordinary Shares;

(c) the instrument of transfer is properly stamped, if required;

(d) the Ordinary Share transferred is fully paid and free of any lien in favor of us;

(e) any fee related to the transfer has been paid to us; and

(f) the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Once the Ordinary Shares have been listed, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members will remain with DTC/Cede & Co. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

Notwithstanding the foregoing, shares may be evidenced and transferred in accordance with the rules and regulations of the Designated Stock Exchange.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect any account or book or document or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act or our Amended Articles to call an annual general meeting of the shareholders. Accordingly, we may, but shall not be obligated to (unless required by the designated stock exchange rules), in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition (delivered in accordance with the notice provisions of the Amended Articles) of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the Amended Articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 clear days’ notice of an extraordinary general meeting and 21 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting (including, for the avoidance of doubt, persons entitled to a share in consequence of the death or bankruptcy of a shareholder). The notice shall specify: (i) the place, the date and the hour of the meeting; (ii) if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting; (iii) subject to limb (iv) and the requirements of, to the extent applicable, the designated stock exchange rules, the general nature of the business to be transaction; and (iv) if a resolution is proposed as a special resolution, the text of that resolution. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the shareholders present in person or by proxy shall constitute a quorum.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or by one or more shareholders present who. Individually or together, hold at least ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

Under the Amended Articles, we are required to have a minimum of one director and the maximum number of directors shall be unlimited.

A director may be appointed by ordinary resolution (being a resolution of a general meeting passed by a simple majority of shareholders who, being entitled to do so, vote in person or by proxy at that meeting, or by a unanimous written resolution) or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution (being a resolution of a general meeting passed by a simple majority of shareholders who, being entitled to do so, vote in person or by proxy at that meeting, or by a unanimous written resolution), the directors (other than alternate directors) shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution (being a resolution of a general meeting passed by a simple majority of shareholders who, being entitled to do so, vote in person or by proxy at that meeting, or by a unanimous written resolution) and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders (being a resolution of a general meeting passed by a simple majority of shareholders who, being entitled to do so, vote in person or by proxy at that meeting, or by a unanimous written resolution). At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution (being a resolution of a general meeting passed by a simple majority of shareholders who, being entitled to do so, vote in person or by proxy at that meeting, or by a unanimous written resolution).

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the Amended Articles, the office of a director may be terminated forthwith if:

(a) he is prohibited by the law of the Cayman Islands from acting as a director;

(b) he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c) he resigns his office by notice to us;

(d) he only held office as a director for a fixed term and such term expires;

(e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules and will meet the criteria for independence set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our Amended Articles, our business shall be managed by the directors, who may for that purpose exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our Amended Articles. However, to the extent allowed by the Cayman Companies Act, shareholders may by special resolution (being a resolution of a general meeting passed by a majority of not less than two-third of shareholders who, being entitled to do so, vote in person or by proxy at that meeting, or by a unanimous written resolution) validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Our board of directors have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine to appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine to appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge the Company’s undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a) the giving of any security, guarantee or indemnity in respect of:

(i) money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii) a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b) where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c) any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d) any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e) any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a) any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b) any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

Pursuant to the Cayman Companies Act, the Company may be wound up voluntarily if the shareholders resolved by special resolution (being a resolution of a general meeting passed by a majority of not less than two-third of shareholders who, being entitled to do so, vote in person or by proxy at that meeting, or by a unanimous written resolution) or if the shareholders in a general meeting resolve by ordinary resolution (being a resolution of a general meeting passed by a simple majority of shareholders who, being entitled to do so, vote in person or by proxy at that meeting, or by a unanimous written resolution) that it be wound up voluntarily because it is unable to pay its debts.

If we are wound up, the shareholders may, subject to the Amended Articles and any other sanction required by the Cayman Companies Act, pass a special resolution (being a resolution of a general meeting passed by a majority of not less than two-third of shareholders who, being entitled to do so, vote in person or by proxy at that meeting, or by a unanimous written resolution) allowing a liquidator to do either or both of the following:

(a) to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our Amended Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our Ordinary Shares.

In addition, there are no provisions in our Amended Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members of the company, a statement of the shares held by each member, which:

o	distinguishes each share by its number (so long as the share has a number);

o	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

o	confirms the number and category of shares held by each member; and

o	confirms whether each relevant category of shares held by a member carries voting rights under the Articles, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders, including the right to appoint or remove directors, in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under the Cayman Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of England. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the U.S.

Mergers and Similar Arrangements

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by (a) seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing seventy-five percent (75%) in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

(a) the statutory provisions as to the required majority vote have been met;

(b) the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c) the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d) the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a) an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b) an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c) an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended Articles provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our Amended Articles.

Anti-Takeover Provisions in Our Articles

Some provisions of our Amended Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders, and provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended Articles for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.’

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended Articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders who together hold at least ten per cent of the rights to vote at such general meeting, such requisition must be delivered in accordance with the notice provisions in the Amended Articles, specify the purpose of the meeting and be signed by or on behalf of each of the shareholders making the requisition (and for this purpose each joint holder shall be obliged to sign). If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our Amended Articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Companies Act, our Amended Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our Amended Articles (which include the removal of a director by ordinary resolution (being a resolution of a general meeting passed by a simple majority of shareholders who, being entitled to do so, vote in person or by proxy at that meeting, or by a unanimous written resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Companies Act does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Companies Act, the Company may be wound up by a special resolution of our shareholders, or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Companies Act and our Amended Articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied if one of the following applies: (i) the shareholders holding not less than two-thirds of the issued shares of that class consent in writing to the variation; or (ii) the variation is made with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Companies Act, our articles may only be amended by special resolution of our shareholders.

Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering and count terrorist financing, we may be required to adopt and maintain anti-money laundering and counter terrorist financing policies and procedures, and may require subscribers to provide evidence to satisfactorily identify and verify their identity and source of funds. Such customer due diligence can be simplified or enhanced depending on the risk rating given to the subscriber Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering and counter terrorist financing policies and procedures (including the acquisition of due diligence information) to suitable third persons in Cayman Islands approved equivalent jurisdictions.

We reserve the right to request such information as is necessary to identify and verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for identification or verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering, counter terrorist financing or other applicable laws, regulations or guidance by any person in any equivalent jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to the Financial Reporting Authority or a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise. By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters in the Cayman Islands and in other jurisdictions.

Data Protection in the Cayman Islands – Privacy Notice

This privacy notice explains the manner in which the Company collects, processes and maintains personal data about investors of the Company pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

The Company is committed to processing personal data in accordance with the DPA. In its use of personal data, the Company will be characterized under the DPA as a ‘data controller’, whilst certain of the Company’s service providers, affiliates and delegates may act as ‘data processors’ under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the Company.

By virtue of making an investment in the Company, the Company and certain of the Company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for the Company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the Company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the Company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with the Company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

The Company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils the Company’s obligation in this respect) (b) the right to obtain a copy of your personal data (c) the right to require us to stop direct marketing (d) the right to have inaccurate or incomplete personal data correct (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial) (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data (h) the right to complain to the Office of the Ombudsman of the Cayman Islands and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisors regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of our Ordinary Shares.

●	Revenue gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% and 15% on corporations and unincorporated businesses, respectively, and at a maximum rate of 15% on individuals. A two-tiered profits tax rates regime applies: 8.25% for corporation and 7.5% for unincorporated businesses and individuals on the first HK$2 million of assessable profit, and 16.5% for corporation and 15% for unincorporated businesses and individuals on the remainder of assessable profits.

●	Gains arising from the sale of our Ordinary Shares, where the purchases and sales of our Ordinary Shares are effected outside of Hong Kong such as, for example, on the Cayman Islands, should not be subject to Hong Kong profits tax.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder based on such U.S. Holder’s individual circumstances. In particular, this discussion considers only U.S. Holders that own our Ordinary Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion also does not address the potential application of any alternative minimum tax, the Medicare contribution tax on certain net investment income, or the U.S. federal income tax consequences to U.S. Holders that are subject to special rules, including:

●	banks, financial institutions or financial services entities;

●	brokers, dealers or traders in securities, commodities or currencies;

●	persons who have elected mark-to-market accounting;

●	tax-exempt entities or organizations;

●	“individual retirement accounts” or “Roth IRAs”;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more, by voting power or value, of our outstanding Ordinary Shares;

●	persons that acquired our Ordinary Shares pursuant to the exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	persons that hold our Ordinary Shares in connection with a trade or business outside the United States;

●	persons that hold our Ordinary Shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

●	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities or persons who hold our Ordinary Shares through such entities or arrangements. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance. This discussion also assumes that any distribution made (or deemed made) in respect of our Ordinary Shares and any consideration received (or deemed received) by a U.S. Holder in connection with the sale or other disposition of such shares will be in U.S. dollars.

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

THERE IS A SIGNIFICANT RISK THAT WE WERE A PFIC FOR OUR TAXABLE YEAR ENDING JUNE 30, 2025.

Passive Foreign Investment Company

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

For purposes of the above calculations, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the equity. Passive income generally includes dividends, interest, certain rents or royalties, foreign currency or other investment gains and certain other categories of income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital, and other assets that may produce passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year.

Based on the composition of our income and assets for our taxable year ended June 30, 2025, we believe we were a PFIC for such taxable year due to the amount of interest income we received relative to other income we received during such taxable year. The application of the PFIC rules is subject to uncertainty, and the IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets, the percentage of our assets that are passive assets and the classification of certain of our income as active or passive under the PFIC rules. Furthermore, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of Ordinary Shares from time to time, which may fluctuate considerably. Therefore, there can be no assurance regarding our PFIC status for our prior taxable year, our current taxable year or for any future taxable year. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control.

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs (“lower-tier PFICs”), you generally will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the Ordinary Shares you own bears to the value of all of our Ordinary Shares, and you generally will be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs that you would be deemed to own. However, an election for mark-to-market treatment would likely not be available with respect to any such lower-tier PFICs. You should consult your tax advisors regarding the availability and desirability of a mark-to-market election as well as the impact of such election on interests in any lower-tier PFICs.

If we are considered a PFIC, a U.S. Holder will also be subject to information reporting requirements on an annual basis. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR OUR TAXABLE YEAR ENDED JUNE 30, 2025 OR THE CURRENT TAXABLE YEAR OR ANY FUTURE TAXABLE YEAR AND WITH RESPECT TO THE OPERATION OF THE PFIC RULES AND RELATED REPORTING REQUIREMENTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE ADVISABILITY AND EFFECTS OF MAKING ANY ELECTION THAT MAY BE AVAILABLE.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will generally be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States (including the NASDAQ Capital Market), or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC with respect to such U.S. Holder for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, it is expected that clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

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

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed above, you will generally recognize taxable gain or loss on any sale, exchange or other taxable disposition of an Ordinary Share equal to the difference between the amount realized (in U.S. dollars) for the Ordinary Share and your adjusted tax basis (in U.S. dollars) in the Ordinary Share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses may be subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

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

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that are filed electronically with the SEC. Our annual reports and some of the other information filed by us with the SEC may be accessed through this website.

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

As of June 30, 2025, 2024 and 2023, the Group has no significant foreign currency risk because most of the transactions are denominated in Hong Kong dollar or the United States dollar. Since Hong Kong dollar is pegged to the United States dollar, the Group’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File Number: 333-254571) which was declared effective by the SEC on July 15, 2021 and was in relation to our IPO of 87,400,000 (after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares, and 12,350,000 (after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares sold in the over-allotment in the IPO, at the offering price of $0.25 (after giving retroactive effect to the 38-for-1 forward stock split) per Ordinary Share. Our IPO closed in July 2021. Maxim Group LLC is the representative of the underwriter and sole book-running manager for our IPO. Gross proceeds from our IPO, including proceeds from the exercise of the over-allotment option, totaled approximately $24.93 million, before deducting underwriting discounts and other related expenses. We have also agreed to issue to the representative of the underwriter for our IPO warrants to purchase 2,493,750 (after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares of our company.

From the effective date of the registration statement on Form F-1 to June 30, 2025, the ending date of the reporting period of this Annual Report, our expenses incurred and paid to others in connection with the issuance and distribution of our Ordinary Shares in our IPO totaled $2.26 million, which included $1.83 million for underwriting discounts and commissions and $0.43 million for other expenses. None of the transaction expenses included any direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

We received net proceeds of approximately $22.67 million from our IPO, including the exercise of over-allotment option, after deducting these total expenses.

From the effective date of the registration statement on Form F-1 to June 30, 2025, the ending date of the reporting period of this Annual Report, we used approximately $6.95 million for staff salaries; approximately $2.82 million for general and administrative expenses, marketing, research and development and potential expansion of new businesses, approximately $3.96 million for facilities rental, renovations and equipment; approximately $1.59 million for research study; approximately $0.02 million for product and intellectual properties registration; approximately $2.61 million for working capital and other general corporate purposes; and approximate $0.44 million to repay our shareholder loan with Mr. Yat-Gai Au. Other than as disclosed above, none of the net proceeds from our IPO were paid, directly or indirectly, to any of our directors, officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of June 30, 2025, $4.28 million of the net proceeds from our IPO remained unused. We have placed the remaining net proceeds from our IPO in our savings account and short-term investment. We still intend to continue to use the net proceeds from our IPO as disclosed in our registration statements on Form F-1.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that our disclosure controls and procedures were not effective as of June 30, 2025 because of the material weaknesses in our internal control over financial reporting identified, as described in “Management’s Annual Report on Internal Control over Financial Reporting” below.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2025 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management has concluded that our internal control over financial reporting was ineffective as of June 30, 2025, due to the material weaknesses in our internal control over financial reporting identified.

In connection with the preparation and audit of our consolidated financial statements as of and for the year ended June 30, 2025, our management identified the following three material weaknesses in our internal control over financial reporting: (1) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (2) our lack of internal audit function to establish a formal risk assessment process and internal control framework; and (3) our lack of segregation of duties for certain key functions due to limited staff and resources.

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

Attestation Report of the Registered Public Accounting Firm

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of June 30, 2025, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting. This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

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

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. Wing Yan (William) Lo, an independent director and the chairman of our Audit Committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market listing rules. Dr. Wing Yan (William) Lo satisfies the independence requirements of Rule 5605(c)(2) of the Nasdaq Stock Market listing rules and meets the independence standards under Rule 10A-3 under the Exchange Act.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Asia, our independent registered public accounting firm, for the periods indicated:

	For the Years Ended June 30,
	2025	2024

Audit Fees	$150,000	$150,000
Audit Related Fees	-	-
Total Fees	$150,000	$150,000

“Audit fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit of our consolidated financial statements. These fees primarily include audit fee and interim review fee.

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq Capital Market, we are subject to the Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq Stock Market listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market. Nasdaq Stock Market listing rule 5635 generally provides that shareholder approval is required for U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a share option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Stock Market listing rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. Our company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Our board of directors has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Regencell Bioscience Holdings Limited’s board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of Regencell Bioscience Holdings Limited’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. The policy is filed as Exhibit 11 hereto.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Regencell Bioscience Holdings Limited, and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association, adopted by special resolution passed on May 31, 2021, as currently in effect

2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 from Amendment No. 2 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 11, 2021)

2.2*	Description of Securities

4.1	Deed of Rights Transfer, Strategic Partnership and Undertaking between Sik-Kee Au and Regencell Bioscience Limited dated January 1, 2018 (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.2	Amended and Restated Employment Agreement by and between CEO Yat-Gai Au and Regencell Bioscience Holdings Limited dated February 2, 2021 (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.3	Supplemental Agreement of Deed of Rights Transfer, Strategic Partnership and Undertaking between Sik-Kee Au and Regencell Bioscience Limited dated November 10, 2020 (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.4	Employment Agreement between Mr. James Wai Hong Chung and Regencell Bioscience Limited dated July 6, 2019 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.5	Employment Agreement between Yat-Pui Au and Regencell Bioscience Limited dated September 7, 2021 (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F for the fiscal year ended June 30, 2023 (File No. 001-40617) filed with the SEC on October 27, 2023)

4.6	Form of Director Offer Letter (incorporated by reference to Exhibit 10.11 from Amendment No. 2 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 11, 2021)

4.7	Form of Option Agreement (incorporated by reference to Exhibit 10.12 from Amendment No. 2 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 11, 2021)

4.8	2021 Share Option Plan (incorporated by reference to Exhibit 10.13 from Amendment No. 3 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 23, 2021)

8.1*	List of Subsidiaries and Affiliated Entities

11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F for the fiscal year ended June 30, 2024 (File No. 001-40617) filed with the SEC on October 25, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97	Clawback Policy (incorporated by reference to Exhibit 97 from our annual report on Form 20-F for the fiscal year ended June 30, 2024 (File No. 001-40617) filed with the SEC on October 25, 2024)

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	October 31, 2025

REGENCELL BIOSCIENCE HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Regencell Bioscience Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Regencell Bioscience Holdings Limited (the “Company”) as of June 30, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has significant accumulated deficit, has incurred significant recurring losses and operating cash outflows and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters were also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

October 31, 2025

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED Balance sheets

	As of June 30,
	2025	2024
ASSETS
CURRENT ASSETS
Cash	$2,419,115	$2,961,235
Short-term investment	2,477,900	5,000,000
Prepayments and other receivables	5,798	152,778
Total current assets	4,902,813	8,114,013

OTHER ASSETS
Property and equipment, net	215,434	141,734
Long-term deposits	92,950	97,684
Right-of-use assets, net	544,385	84,780
Total other assets	852,769	324,198

Total assets	$5,755,582	$8,438,211

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses	348,354	125,328
Other payables – related parties	2,539	8,443
Operating lease liabilities – current	312,780	59,807
Total current liabilities	663,673	193,578

NON-CURRENT LIABILITIES
Operating lease liabilities – non – current	231,635	25,934

Total liabilities	895,308	219,512

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Ordinary shares, $0.00001 par value, 100,000,000,000 shares authorized, and 494,488,908 shares issued and outstanding as of June 30, 2025 and 2024, respectively*	4,945	130
Additional paid-in capital	30,121,231	29,881,238
Accumulated deficit	(25,201,116)	(21,616,903)
Accumulated other comprehensive loss	(64,786)	(45,766)
Total equity attributed to shareholders of the Company	4,860,274	8,218,699
Non-controlling interest	-	-
Total shareholders’ equity	4,860,274	8,218,699

Total liabilities and shareholders’ equity	$5,755,582	$8,438,211

*	Giving retroactive effect to the 38-for-1 share split (as defined below) effected on June 13, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended June 30,
	2025	2024	2023

OPERATING EXPENSES:
Selling and marketing	$8,014	$125,427	$262,664
General and administrative (including share-based compensation of $0.20 million, $0.48 million and $0.89 million for the years ended June 30, 2025, 2024 and 2023 respectively)	2,813,682	3,545,066	4,429,379
Research and development (including share-based compensation of $0.04 million, reversal of share-based compensation of $0.03 million and share-based compensation of $0.03 million for the years ended June 30, 2025, 2024 and 2023 respectively)	948,289	1,066,233	1,581,628
Total operating expenses	3,769,985	4,736,726	6,273,671

LOSS FROM OPERATIONS	(3,769,985)	(4,736,726)	(6,273,671)

OTHER INCOME, NET	185,772	373,505	211,342

LOSS BEFORE INCOME TAXES	(3,584,213)	(4,363,221)	(6,062,329)

PROVISION FOR INCOME TAXES	-	-	-

NET LOSS	$(3,584,213)	$(4,363,221)	$(6,062,329)

NET LOSS ATTRIBUTABLE TO:
Shareholders of the Company	$(3,584,213)	$(4,301,837)	$(5,871,130)
Non-controlling interest	-	(61,384)	(191,199)

	$(3,584,213)	$(4,363,221)	$(6,062,329)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(19,020)	40,892	(86,658)

COMPREHENSIVE LOSS	$(3,603,233)	$(4,322,329)	$(6,148,987)

NET COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of the Company	$(3,603,233)	$(4,260,945)	$(5,957,788)
Non-controlling interest	-	(61,384)	(191,199)

	$(3,603,233)	$(4,322,329)	$(6,148,987)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	494,488,908	494,488,908	494,488,908

LOSS PER SHARE
Basic and diluted (cents)*	(0.72)	(0.87)	(1.19)

*	Giving retroactive effect to the 38-for-1 share split effected on June 13, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares*		Additional paid-in	Accumulated Other comprehensive	Accumulated	Non- controlling
	Shares	Par value	Capital	loss	deficit	interest	Total
BALANCE, June 30, 2022	494,488,908	$4,945	$28,504,489	$-	$(11,443,936)	$15,388	$17,080,886

Share-based compensations	-	-	922,623	-	-	-	922,623
Capital contribution from non-controlling interest of a subsidiary	-	-	-	-	-	134,913	134,913
Net loss	-	-	-	-	(5,871,130)	(191,199)	(6,062,329)
Foreign currency translation adjustment	-	-	-	(86,658)	-	-	(86,658)

BALANCE, June 30, 2023	494,488,908	$4,945	$29,427,112	$(86,658)	$(17,315,066)	$(40,898)	$11,989,435

Share-based compensations	-	-	449,311	-	-	-	449,311
Capital contribution from non-controlling interest of a subsidiary	-	-	-	-		102,282	102,282
Net loss	-	-	-	-	(4,301,837)	(61,384)	(4,363,221)
Foreign currency translation adjustment	-	-	-	40,892	-	-	40,892

BALANCE, June 30, 2024	494,488,908	$4,945	$29,876,423	$(45,766)	$(21,616,903)	$-	$8,218,699

Share-based compensations	-	-	244,808	-	-	-	244,808
Net loss	-	-	-	-	(3,584,213)	-	(3,584,213)
Foreign currency translation adjustment	-	-	-	(19,020)	-	-	(19,020)

BALANCE, June 30, 2025	494,488,908	$4,945	$30,121,231	$(64,786)	$(25,201,116)	$-	$4,860,274

*	Giving retroactive effect to the 38-for-1 share split effected on June 13, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

	For the Year Ended June 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,584,213)	$(4,363,221)	$(6,062,329)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	77,692	305,780	293,135
Amortization of right-of-use asset	315,051	439,808	476,552
Share-based compensation	244,808	449,311	922,623
Interest income	(185,772)	(248,000)	(85,400)
Loss on disposal of property and equipment	-	-	1,415
Change in operating assets and liabilities
Prepayments and other receivables	146,980	(96,230)	(28,950)
Long-term deposits	4,734	10,815	5,803
Accrued expenses	223,026	(32,753)	6,954
Operating lease liabilities	(349,978)	(465,070)	(487,672)
Other payables – related parties	(5,904)	(2,127)	(5,080)
Net cash used in operating activities	(3,113,576)	(4,001,687)	(4,962,949)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(152,689)	(5,376)	(27,392)
Proceed from disposal of property and equipment	-	-	970
Proceeds from maturity of short-term investments	35,316,805	10,248,000	10,085,400
Placements of short-term investments	(32,477,900)	(5,000,000)	(10,000,000)
Net cash provided by investing activities	2,686,216	5,242,624	58,978

CASH FLOWS FROM FINANCING ACTIVITY:
Capital contribution from non-controlling interest of a subsidiary, net	-	102,282	134,913
Net cash provided by financing activity	-	102,282	134,913

EFFECT OF EXCHANGE RATE ON CASH	(114,760)	53,221	(83,145)

NET CHANGE IN CASH	(542,120)	1,396,440	(4,852,203)

CASH, beginning of year	2,961,235	1,564,795	6,416,998

CASH, end of year	$2,419,115	$2,961,235	$1,564,795

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

Supplemental disclosure of non-cash financing activities:
Right-of-use assets obtained in exchange of lease liabilities	778,625	71,122	189,767
Early termination of right-of-use assets in exchange of lease liabilities	-	-	(40,353)

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Nature of business and organization

Regencell Bioscience Holdings Limited (“Regencell” or the “Company” or “we”) is a holding company incorporated as an exempted company on October 30, 2014, under the laws of the Cayman Islands and holding all of the outstanding share capital of Regencell Limited, established under the laws of Hong Kong on November 20, 2014, and Regencell Bioscience Limited, established under the laws of Hong Kong on May 12, 2015.

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

In January 2018, the Company entered into Strategic Partnership Agreement with Mr. Sik-Kee Au (the “TCM Practitioner”), the father of Mr. Yat-Gai Au, CEO and director of the Company. Pursuant to the Strategic Partnership Agreement, the Company has exclusive rights including the intellectual property rights and ownership of all his TCM formula. Any inventions, TCM formula, utilities, models’ improvements, research, discoveries, designs, processes, methods of manufacture, and products conceived or made by the TCM Practitioner in relation to TCM shall be the sole and exclusive property of the Company.

The Strategic Partnership Agreement does not have a termination date and will remain effective indefinitely under the Hong Kong law. The Strategic Partnership Agreement can be amended or terminated by the mutual written agreement of the parties without breach. Pursuant to the Strategic Partnership Agreement, in exchange for the rights, the Company is required to donate three percent (3.0%) of net revenue that the Company generates in association with the use and/or commercialization of the TCM formula to any of charitable institutions and/or trusts of a public character anywhere in the world at the sole and absolute choice of the TCM Practitioner and in such proportion at the sole and absolute discretion of the TCM practitioner on a yearly basis. The Company also undertakes to pay for all reasonable costs and expenses incurred by the TCM Practitioner in relation to the research and development of the TCM formula for ADHD and ASD. All research and development costs and expenses incurred by the TCM Practitioner are charged to operations as incurred.

On July 20, 2021, the Company consummated its Initial Public Offering (“IPO”) of 87,400,000 (after giving retroactive effect to the 38-for-1 forward stock split) ordinary shares, $0.00001 par value (“Ordinary Shares”) at a price of $0.25 (after giving retroactive effect to the 38-for-1 forward stock split) per share. The gross proceeds from IPO were approximately $21.85 million with net proceeds of approximately $19.82 million. As a result of the IPO, the Ordinary Shares now trade on the Nasdaq Capital Market under the symbol “RGC”. Additional net proceeds of approximately $2.85 million were received on August 20, 2021 from the issuance of the overallotment of 12,350,000 (after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares. 12,999,990 (after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares were issued to Mr. Yat-Gai Au upon the automatic conversion of $3,250,000 principal amount of the shareholder loan under the conversion note that was issued to Mr. Yat-Gai Au at a price of $0.25 (after giving retroactive effect to the 38-for-1 forward stock split) per share.

On September 2, 2021, the Company’s wholly-owned subsidiary, Regencell Bioscience Limited entered into a joint venture agreement with Honor Epic Enterprises Limited to form a joint venture, Regencell Bioscience Asia Limited, under the laws of Hong Kong. The Company held 60% equity interest in Regencell Bioscience Asia Limited. The joint venture ceased business on December 31, 2023 and deregistered on November 1, 2024. The disposition of the joint venture did not have a material impact on the ongoing results of operations of financial results.

The Company has funded its operations primarily from the net proceeds from the completion of its IPO. The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name of Entity	Principal Activities	Place and Date of Incorporation	Ownership

Regencell Bioscience Limited	Research and Development Day-to-day operations	Hong Kong, incorporated on May 12, 2015	100% owned by Regencell Bioscience Holdings Limited
Regencell Limited	Production and testing laboratory Research and Development	Hong Kong, incorporated on November 20, 2014	100% owned by Regencell Bioscience Holdings Limited
Regencell Bioscience Asia Limited	Research and Development	Hong Kong, incorporated on September 17, 2021 (Ceased business on December 31, 2023 and deregistered on November 1, 2024)	60% owned by Regencell Bioscience Limited
Regencell Bioscience North America Limited	Research and Development	BVI, incorporated on April 25, 2022	100% owned by Regencell Bioscience Holdings Limited

Note 2 – Liquidity and Going Concern

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

For the year ended June 30, 2025, the Company had net loss amounted to $3.58 million (2024: $4.36 million) and net cash used in operating activities amounted to $3.11 million (2024: $4.00 million). As of June 30, 2025, the Company’s accumulated deficit amounted to $25.20 million. The Company’s ability to continue as a going concern is highly contingent on the ability to raise additional capital for ongoing research and development as the Company expects to continue to incur losses for the foreseeable future.

Based on the Company’s recurring losses and negative cash flows from operations since inception, expectation of continuing operating losses and negative cash flows from operations for the foreseeable future, the contractual costs expected to be incurred in future periods and the need to raise additional capital to finance its future operations, the Company’s management concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of the consolidated financial statements.

The Company is evaluating several strategies and actively pursuing actions aimed at enhancing its liquidity position. These actions include pursuing additional cost savings initiatives and seeking additional financing in both public and private markets. There can be no assurances, however, that the Company’s operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all.

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

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statement of changes in shareholders’ equity, respectively.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements required to be made by management include, but not limited to, the useful lives of property and equipment, impairment of long-lived assets, valuation of share options, share-based compensation, allowance for deferred tax assets. Actual results could differ from these estimates.

Risks and Uncertainties

The Company operates in an industry that is subject to intense competition, government regulations and rapid technological changes. Operations are subject to significant risk and uncertainties including financial, operational, technological, regulatory, and other risks, including the potential risk of business failure.

Segment

The ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures provides improvements to reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple measures of segment profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The ASU should be adopted retrospectively to all periods presented in the financial statements unless it is impracticable to do so. The Company adopted ASU 2023-09 for the year beginning on July 1, 2024. The adoption of ASU 2023-07 does not have a material impact on the Company’s consolidated balance sheets, statements of operations and comprehensive loss, cash flows or disclosures. Refer to Note 10, Segment Reporting for the inclusion of the new required disclosures.

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

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange existing at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing at the transaction date. Transaction gains and losses are recognized in “other income, net.” Assets and liabilities denominated in foreign currencies are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders’ equity and comprehensive loss.

Cash

Cash represents demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. All of the cash balances as at June 30, 2025 and 2024, were maintained at financial institutions in Hong Kong, and were insured by the Hong Kong Deposit Protection Board up to a limit of HK$800,000 (approximately $102,000) since October 1, 2024 (2024: HK$500,000) per depositor per scheme member in an event of bank failure.

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

Prepayment

Prepayments primarily consist of prepayments for corporate apartments’ rental. Prepayments are classified as current based on the terms of the respective agreements. This prepayment is unsecured and is reviewed periodically to determine whether their carrying value has become impaired.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended June 30, 2025, 2024 and 2023, no impairment loss on long-lived assets was recognized.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investment, accrued expenses and other payables – related parties approximate their recorded values due to their short-term maturities. The fair value of the long-term deposits approximates their carrying amounts because the deposit was paid in cash.

Selling and Marketing Expenses

Sales and marketing expenses were mainly for marketing initiatives and sponsorship with Non-Governmental Organizations (“NGOs”) and institutions that serves families with ADHD and ASD children, who voluntary sign up as qualified patients to be enrolled in our efficacy trial in the future. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended June 30, 2025, 2024 and 2023, the advertising expenses were approximately nil, $1 thousand and $0.03 million, respectively.

Research and development Expenses

Research and development costs are charged to operations as incurred. The Company accounts for non-refundable advance payments for goods and services that will be used in future research and development activities as expenses when the goods have been received or when the service has been performed rather than when the payment is made. Research and development expenses consist of costs incurred by the Company for the discovery and development of the Company’s product candidates. Research and development costs include, but not limited to, payroll and personnel expenses including share-based compensation, research studies supplies, fees for research studies services, consulting costs, and allocated overhead, including rent, equipment, and utilities.

Employee benefit plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. For the years ended June 30, 2025, 2024 and 2023, the contribution made was approximately $24 thousand, $26 thousand and $25 thousand, respectively.

Leases

The Company adopted the new lease accounting standard – ASC 842 on July 1, 2021. The Company determines if an arrangement is or contains a lease at inception. Operating leases with lease terms of more than 12 months are included in operating lease assets, accrued and other current liabilities, and long-term operating lease liabilities on its consolidated balance sheet. Operating lease assets represent its right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments over the lease term. Operating lease assets and liabilities are recognized based on the present value of the remaining lease payments discounted using their incremental borrowing rate. Lease expense is recognized on a straight-line basis over the lease term.

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

The Company has elected to recognize share-based compensation using graded vesting method over the requisite service period, which is the vesting period. The Company accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the share options granted to employees. The Black Scholes Model and/or the Binomial Model was applied in determining the estimated fair value of the options granted to employees and non-employees. During the years ended June 30, 2025, 2024 and 2023, 826,652 share options, 1,727,290 share options and 6,662,388 share options were forfeited respectively while 3,948,086 share options, nil and nil were expired during the year ended June 30, 2025, 2024 and 2023 respectively. These share options reflect the 38-for-1 forward stock split.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2025, 2024 and 2023.

(Loss) earnings per share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended June 30, 2025, 2024 and 2023, there were no dilutive shares.

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

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

Note 4 – Property and equipment, net

Property and equipment, net consist of the following:

	June 30, 2025	June 30, 2024
Leasehold improvement	$620,625	$623,804
Office furniture, equipment and others	88,736	79,772
Motor vehicles	363,340	222,323
Total	1,072,701	925,899
Less: accumulated depreciation	(857,267)	(784,165)
Total	$215,434	$141,734

Depreciation expense for the years ended June 30, 2025, 2024 and 2023, amounted to approximately $77,692, $305,780 and $293,135, respectively.

During the years ended June 30, 2025, 2024 and 2023, there was a loss on disposal of property and equipment amounted to approximately nil, nil and $1,415 respectively.

Note 5 – Accrued expenses

Accrued expenses represent salary and welfare payables, professional fees, utilities, and payables for other operating expenses.

Note 6 – Related Party Transaction

Other payables – related parties

During the years ended June 30, 2025 and 2024, other payables – related parties represent reimbursement from related parties and the Company’s executive management, Mr. Chung and Mr. Au for out-of-pocket expenses incurred for business purposes. The balances due to Mr. Chung and Mr. Au were nil and approximately $2,539 respectively as of June 30, 2025 and $681 and $7,606 respectively as of June 30, 2024.

During the years ended June 30, 2025 and 2024, the expenses paid for TCM formula and materials for product development to Regeneration Company Limited, a related company, were approximately $0.07 million and $0.09 million, respectively. The reimbursement to Regeneration Company Limited for out-of-pocket expenses incurred for research and development purposes were approximately $0.21 million and $0.21 million, respectively. The balance due to Regeneration Company Limited was nil and approximately $156 respectively as of June 30, 2025 and 2024.

During the years ended June 30, 2025 and 2024, the expenses paid for services fee for research support to Regencell Bioscience Asia Sdn. Bhd., a related company, were nil and approximately $0.03 million respectively. The balance due to Regencell Bioscience Asia Sdn. Bhd., was nil as of June 30, 2025 and 2024.

Note 7 – Taxes

Income tax

The income tax provision consisted of the following components:

For the year ended June 30,
	2025	2024	2023
Current:
Hong Kong	$-	$-	$-

Deferred:
Hong Kong	-	-	-
Total provision for income taxes	-	-	-

Cayman Islands and British Virgin Islands (“BVI”)

Under the current laws of the Cayman Islands and BVI, the Company and its subsidiaries are not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands or BVI withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the years ended June 30, 2025, 2024 and 2023.

The following table reconciles statutory tax rates to the Company’s effective tax rate for the periods indicated below:

	For the year ended June 30,
	2025	2024	2023
Tax benefit calculated at statutory tax rate	16.5%	16.5%	16.5%
Valuation allowance	(16.5)%	(16.5)%	(16.5)%
Effective tax rate	0.0%	0.0%	0.0%

The following table sets forth the significant components of the aggregate deferred tax assets:

	As of June 30,
	2025	2024	2023
Deferred tax assets:
Net operating loss carry forwards	$3,338,878	$2,787,876	$2,305,767
Share-based compensation expenses	721,817	681,424	607,288
Less: valuation allowance	(4,060,695)	(3,469,300)	(2,913,055)
Deferred tax asset, net	$-	$-	$-

The following table sets forth the changes in valuation allowance:

	For the year ended June 30,
	2025	2024
Balance at beginning of the year	$3,469,300	$2,913,055
Addition	591,395	720,097
Less: Reversal	-	(163,852)
Balance at end of the year	$4,060,695	$3,469,300

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon historical operating results and projections for future taxable income, management provided full valuation allowance for the deferred tax assets for the years ended June 30, 2025 and 2024. As of June 30, 2025 and 2024, tax loss carry-forward amounted to approximately $20 million and $17 million, respectively can be carried forward indefinitely.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2025, and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended June 30, 2025 and 2024. The Company’s major tax jurisdiction is Hong Kong. The tax years 2019 through 2025 remain subject to examination by the Hong Kong Inland Revenue Department (the “HKIRD”). The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2025.

Note 8 – Shareholder’s equity

Ordinary Shares

Regencell Bioscience Holdings Limited (Cayman) was established under the laws of Cayman Islands on October 30, 2014. The authorized number of Ordinary Shares is 100,000,000,000 shares with a par value of $0.00001 per ordinary share, and 494,488,908 Ordinary Shares were issued and outstanding as of June 30, 2025 and 2024, respectively.

On May 31, 2021, the board of directors approved a share subdivision of the Company’s authorized number of ordinary shares at a ratio of 1,000-for-1. After the share subdivision, the Company’s authorized number of ordinary shares was 100,000,000,000 shares with par value of $0.00001 per share and 10,000,000,000 shares were issued and outstanding accordingly. After the share split, the Company’s authorized number of ordinary shares was 100,000,000,000 shares with par value of $0.00001 per share and 10,000,000 shares were issued and outstanding accordingly.

Further on May 29, 2025, the board of directors approved to capitalize an amount standing to the credit of the share premium account of the Company, and appropriate such sum and apply it on behalf of the shareholders towards paying in full (as to the full par value of $0.00001 per Ordinary Share) an aggregate of 481,476,042 Ordinary Shares (representing the receipt by each shareholder of the Company of 37 additional Ordinary Shares for every Ordinary Share held on the record date). This did not result in any changes in authorized share capital or par value of the Ordinary Shares of the Company, nor involve any cash outflow. This is treated as an equity reclassification of a 38-for-1 forward stock split (“38-for-1 forward stock split”) under U.S. GAAP. After the 38-for-1 forward share split, the Company’s authorized number of Ordinary Shares remain at 100,000,000,000 shares with par value of $0.00001 per share and additional 481,476,042 shares were issued and outstanding accordingly.

The Company believes it is appropriate to reflect these share issuances as nominal share issuance on a retroactive basis similar to share split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented.

Initial Public Offering

On July 20, 2021, the Company consummated its IPO of 87,400,000 (after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares at a price of $0.25 (after giving retroactive effect to the 38-for-1 forward stock split) per share. The gross proceeds from IPO were approximately $21.85 million with net proceeds of approximately $19.82 million. As a result of the IPO, the Ordinary Shares now trade on Nasdaq Capital Market under the symbol “RGC”. Additional net proceeds of approximately $2.85 million were received on August 20, 2021 from the issue of the overallotment shares and exercise of 12,350,000 (after giving retroactive effect to the 38-for-1 forward stock split) ordinary shares.

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

The Board authorized that the maximum aggregate number of ordinary shares reserved and available pursuant to this Plan shall be the aggregate of (i) 1,235,076 (or 46,932,888 after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares, and (ii) on each January 1, starting with January 1, 2022, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Ordinary Shares as may be determined by the board of directors.

On June 9, 2021, the board of the Company granted issuance of 1,235,076 (or 46,932,888 after giving retroactive effect to the 38-for-1 forward stock split) options to certain officers, directors and employees under the Plan; provided that 46,755 (or 1,776,690 after giving retroactive effect to the 38-for-1 forward stock split) options granted to the independent director nominees will become effective upon the effectiveness of the Registration Statement when the nominee’s directorship becomes effective. These options will be exercisable at $9.50 (or $0.25 after giving retroactive effect to the 38-for-1 forward stock split) per share, of which 25% vest on each anniversary over four years following the closing of our IPO and is valid for 10 years once vested.

On January 1, 2022, the board of the Company granted issuance of 15,585 (or 592,230 after giving retroactive effect to the 38-for-1 forward stock split) options to a certain director under the Plan. These options will be exercisable at $31.85 (or $0.84 after giving retroactive effect to the 38-for-1 forward stock split) per share, of which 25% vest on each anniversary over four years following the closing of our IPO and is valid for 10 years once vested.

On June 30, 2025, the board of the Company granted issuance of 592,230 options to a certain director under the Plan. These options will be exercisable at $17.40 per share, of which 25% vest on each anniversary over four years following the issuance date and are valid for 10 years once vested.

The Plan became effective upon the completion of the Company’s initial public offering on July 20, 2021. It shall continue in effect for a term of ten (10) years unless sooner terminated or unless renewed for another period not to exceed ten (10) years pursuant to shareholder approval. It is intended that share options qualify as “performance-based compensation”.

Share-based Compensation

The Company has elected to recognize share-based compensation expense using graded vesting method over the requisite service period, which is the vesting period provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the equity awards that are vested at that date.

The fair value of share options was determined at the date of grant using the Black-Scholes option pricing model or the Binomial option pricing model.

The Black-Scholes option pricing model requires management to make various estimates and assumptions, including expected term, expected volatility, risk-free rate, and dividend yield. The Binomial Option Pricing model requires management to make various estimates and assumptions, including the grant date share price, expected volatility, expected early exercise multiple, option life, risk-free interest rate and dividend yield. For expected volatility, the Company has made reference to historical volatility of several comparable companies in the same industry. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Government Notes with a maturity life equal to the remaining maturity life of the options as of the valuation date. The expected dividend yield is based on our expected dividend policy over the contractual life of the options.

For the years ended June 30, 2025, 2024 and 2023, key inputs used to estimate the fair value of share options on the grant dates are as follows:

Black-Scholes option pricing model

Options granted in June 2021
Risk-free interest rate	0.87%
Expected life of the options	6.25 years
Expected volatility	64.75%
Expected dividend yield	0.00%
Fair value	$0.14 *

Binomial option pricing model

Options granted in January 2022
Fair value of the ordinary shares on the date of option grant	$0.84 *
Risk-free interest rate	1.53% to 1.589%
Option life	10 years
Expected volatility	88.68% to 94.17%
Expected dividend yield	0.00%
Exercise price	$0.84 *
Expected early exercise multiple	2.80

Options granted in June 2025
Fair value of the ordinary shares on the date of option grant	$17.40
Risk-free interest rate	4.23%
Option life	10 years
Expected volatility	65.34%
Expected dividend yield	0.00%
Exercise price	$17.40
Expected early exercise multiple	2.80

*	These have been restated for the 38-for-1 forward stock split.

A summary of activities of the share options for the years ended June 30, 2025 and 2024 are presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Grant-date Fair value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		$	$	Year	$
Outstanding as of July 1, 2023	30,400,304	0.26	0.15	8.06	10,608,693
Granted	-	-	-	-	-
Expired, forfeited or cancelled	(1,727,290)	0.25	0.14	-	-
Outstanding as of June 30, 2024	28,673,014	0.26	0.15	7.06	(4,856,370)
Granted	592,230	17.40	10.39	10.00	(213,203)
Expired, forfeited or cancelled	(4,774,738)	0.25	0.14	6.55	(11,393,123)
Outstanding as of June 30, 2025	24,490,506	0.68	0.40	6.16	440,464,693
Exercisable as of June 30, 2025	18,543,582	0.25	0.15	6.21	315,665,450
Vested and Expected to Vest as of June 30, 2025	24,490,506	0.68	0.40	6.16	440,464,693

Note: The above table reflects the 38-for-1 forward stock split.

During the year ended June 30, 2025, the Company recognized share-based compensation expense of approximately $245,000 (2024: $449,000 and 2023: $923,000) for share options granted.

As of June 30, 2025, total unrecognized employee share-based compensation, may be adjusted for actual forfeitures occurring in the future were approximately $7,789,000 which are expected to be recognized over a weighted-average period of 3.99 years.

Public Offering Warrants

In connection with and upon closing of the Public Offering and overallotment on July 20, 2021 and August 19, 2021 respectively, the Company issued warrants equal to 2.5% of the shares issued in the Public Offering, totaling 57,500 units and 8,125 units to the placement agents for the offering (the “Public Offering Warrants”). The warrants carry a term of five years, and shall not be exercisable for a period of 180 days from the closing of the Public Offering and shall be exercisable at a price equal to $0.28 (after giving retroactive effect to the 38-for-1 forward stock split) per share. Management determined that these warrants meet the definition of a derivative under ASC 815-40, however, they fall under the scope exception which states that contracts issued that are both a) indexed to its own share; and b) classified in shareholders’ equity are not considered derivatives. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ deficiency.

The aggregated fair value of the Public Offering Warrants on July 20, 2021 was $0.27 million. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $9.27 (or $0.24 after giving retroactive effect to the 38-for-1 forward stock split); risk free rate of 0.68%; expected term of 5 years; exercise price of the warrants of $10.45 (or $0.28 after giving retroactive effect to the 38-for-1 forward stock split); volatility of 65.24%; and expected future dividends of nil. As of June 30, 2025 and the date of this report, all warrants were issued and exercised.

The aggregated fair value of the overallotment Warrants on August 19, 2021 was $0.03 million. The fair value has been estimated using the Binomial model with the following weighted-average assumptions: market value of underlying share of $6.30 (or $0.17 after giving retroactive effect to the 38-for-1 forward stock split); risk free rate of 0.77%; expected term of 5 years; exercise price of the warrants of $10.45 (or $0.28 after giving retroactive effect to the 38-for-1 forward stock split); volatility of 82.66%; and expected future dividends of nil. As of June 30, 2025 and the date of this report, all warrants were issued and exercised.

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

Significant assumptions and judgments

Incremental borrowing rate. As most of the leases do not provide an implicit interest rate, we use our incremental borrowing rate (“IBR”) at the commencement of the lease and estimate the IBR for each lease agreement taking into consideration lease contract term, collateral and entity credit ratings, and use sensitivity analyses to evaluate the reasonableness of the rates determined.

Lease balances and costs

All of the lease agreements that we have entered into are classified as operating leases.

Effective July 15, 2019, we entered into an agreement to lease usage of our Hong Kong office with a third-party entity. The lease was for 5 years term. The lease expired during the year ended June 30, 2025 and we did not renew the lease.

Effective August 2, 2021, we entered into an agreement to lease usage of our Hong Kong office with a third-party entity. The lease was for 3 years term. We renewed the lease during the year ended June 30, 2025. The lease was for 3 years term.

During the years ended June 30, 2024 and 2025, we entered into agreements to lease usage of office space and staff quarters with third parties. The leases were for a three-year term and two-year term respectively.

All the above leases were classified as operating at the inception of the lease. Operating leases result in the recognition of ROU assets and lease liabilities on the balance sheet. ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease terms of the commencement date. Because the leases do not provide an explicit or implicit rate of return, the Company determines incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments on an individual lease basis. The incremental borrowing rate for a lease is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments for the asset under similar term, which ranged from 5% to 5.88%. The lease does not contain any residual value guarantees or material restrictive covenants. The Company has no finance lease. The components of lease expense consist of the following:

	Classification	Year Ended June 30, 2025	Year Ended June 30, 2024
Operating lease costs	General and administrative expenses	$315,051	$328,073
Operating lease costs	Research and development expenses	-	111,735

Balance sheet information related to leases consists of the following:

	Classification	June 30, 2025	June 30, 2024
Assets
Operating lease – ROU assets	Right-of-use assets	$544,385	$84,780

Liabilities
Operating lease liabilities	Current portion	$312,780	$59,807
Operating lease liabilities	Non-current portion	231,635	25,934
Total lease liabilities		$544,415	$85,741

Weighted average remaining term (years)
Operating leases		1.28	0.46

Weighted average discount rate
Operating leases		5.88%	5.18%

The following table sets forth the Company’s minimum lease payments in future periods:

June 30, 2025
For the years ending June 30,
2026	$336,364
2027	220,313
2028	17,669
Total minimum lease payments	$574,346
Less: imputed interest	(29,931)

Total:	$544,415

Note 10 – Segment

In accordance with ASC 280, Segment Reporting, an operating segment is identified as a component of an enterprise that engages in business activities about which separate discrete financial information and operating results is the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company operates and manages its business as a single segment – in the research and development of the Company’s product candidates. The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net loss that also is reported as consolidated net loss on the statement of operations and comprehensive loss, after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes functional expenses (i.e., research and development, and general and administrative) at the consolidated level to manage the Company’s operations. Other segment items included are share-based compensation, interest income and other income, net, which are reflected in the segment and consolidated net loss. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

The following table presents financial information, including significant segment expenses, which are regularly provided to the CODM and included within segment and consolidated net loss:

	For the year ended June 30,
	2025	2024	2023
Expenses
Operating expenses, excluding share-based compensation, depreciation and amortization expense:
Selling and marketing	$8,014	$125,427	$262,664
General and administrative
Salaries and related benefit	912,948	1,214,852	1,369,575
Professional fees	583,293	303,577	526,568
Rental expenses	542,749	521,814	575,097
Other expenses*	499,638	720,949	776,066
	2,538,628	2,761,192	3,247,306
Research and development
Salaries and related benefit	593,804	606,761	712,062
Supplies and materials	73,325	85,910	335,047
Other expenses*	233,714	402,345	500,834
	900,843	1,095,016	1,547,943
Share-based compensation
General and administrative	197,361	478,094	888,938
Research and development	47,447	(28,783)	33,685
	244,808	449,311	922,623
Depreciation	77,692	305,780	293,135
Total operating expenses	3,769,985	4,736,726	6,273,671
Operating loss	(3,769,985)	(4,736,726)	(6,273,671)
Other income, net	185,772	373,505	211,342
Income tax expense	-	-	-
Segment and consolidated net loss	(3,584,213)	(4,363,221)	(6,062,329)

*	Other expenses include travelling, transportation, entertainment and other sundries expenses.

Note 11 – Commitments and contingencies

Contingencies

From time to time, we may be subject to legal or administrative proceedings, investigations and claims arising in the ordinary course of our business. In addition, following recent volatility in the market for our Ordinary Shares, the Company received correspondence and a subpoena from the U.S. Department of Justice (“DOJ”), indicating that the DOJ is conducting an investigation into the trading in our Ordinary Shares. The DOJ has requested the production of documents and communications concerning these and other corporate operational, financial and accounting matters. We are cooperating with this investigation, but we cannot predict its ultimate resolution. We expect to continue to incur significant legal costs and other expenses in connection with responding to the investigation. We may be required to pay fines, penalties, damages or settlement costs in excess of our insurance coverage, if any, related to the investigation. While we are not currently subject to any legal or administrative proceedings, it is possible that government investigations, including the pending investigation in which we are involved, and related legal and administrative proceedings in the future, if any, could result in the institution of administrative, injunctive, or other proceedings against us and/or our directors, officers, or employees or the imposition of fines, suspension, or other remedies and sanctions. Any such material costs and expenses or injunctive relief could have a material adverse effect on our financial condition and results of operations. Since the Company cannot predict the ultimate resolution might have on the Company’s financial position, results of operations or liquidity, the Company has not established any provision for losses relating to this matter.

Note 12 – Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the Company issued these consolidated financial statements on October 31, 2025. Based on the review, the Company did not identify any subsequent event that would have required adjustment or disclosure in the consolidated financial statements.