Form 20-F
period 2026-06-30
Regencell Bioscience Holdings Ltd
filed 2026-10-07
CIK 1829667

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

As of June 30, 2026, the issuer had 495,884,376 ordinary shares issued and outstanding.

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

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

ii

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

iii

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

We are an early-stage TCM bioscience company with a limited operating history that focuses on the research, development and commercialization of TCM for the treatment of neurocognitive disorders and degenerations, specifically Attention Deficit Hyperactivity Disorder (“ADHD”) and Autism Spectrum Disorder (“ASD”) with no currently approved products. To date, we have focused almost exclusively on developing our product candidates. We have funded our operations to date primarily through proceeds from our initial public offering of our Ordinary Shares. We have no saleable products and have not generated any revenue from product sales. We have incurred operating losses since our formation. We incurred total net losses of $11.70 million and $3.58 million, respectively, for the fiscal years ended June 30, 2026 and 2025. Substantially all of our operating losses resulted from costs incurred in connection with our development programs and from general and administrative costs. We expect to continue to incur research and development expenses in the future as we continue the advancement of our efficacy trials and as we potentially pursue additional indications. We may also incur expenses in connection with third-party trials involving our TCM formula or other intellectual property. In addition, if we obtain marketing approval for any of our TCM formula, we may initially incur significant outsourced sales, marketing and manufacturing expenses, as well as continued research and development expenses. As a result, we expect to continue to incur increasing operating losses for the foreseeable future.

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

Since 2025, our share price has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of our company. On June 16, 2025, our Ordinary Shares reached an intra-day trading high of $83.600 per share and a low of $26.200 per share. Over the course of 2025, the closing price of our Ordinary Shares on the Nasdaq Stock Market LLC ranged from as low as $0.093 per share to as high as $78.000 per share. In 2026, our share price has continued to fluctuate significantly, ranging from a high of $69.000 per share to a low of $4.510 per share. During this time, we have not experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume. These broad market fluctuations may adversely affect the trading price of our Ordinary Shares. We believe a large proportion of our Ordinary Shares has been and may continue to be traded by short sellers which has put and may continue to put pressure on the supply and demand for our Ordinary Shares, further influencing volatility in its market price. Additionally, these and other external factors have caused and may continue to cause the market price and demand for our Ordinary Shares to fluctuate, which may limit or prevent investors from readily selling their Ordinary Shares, selling their Ordinary Shares at a favorable price, and may otherwise negatively affect the liquidity or price of our Ordinary Shares.

On April 24, 2026, a single shareholder filed a putative class action complaint against the Company and certain of its directors and/or officers with the U.S. District Court for the District of Maryland, asserting claims under the Exchange Act related to the Company’s statements concerning the volatility in the market for our Ordinary Shares. On September 14, 2026, the Court-appointed lead plaintiff filed a notice of voluntary dismissal requesting that all claims be dismissed and the Court has now closed the case.

The market for our Ordinary Shares may continue to have, when compared to more seasoned issuers, significant price volatility. Plaintiffs have often initiated securities class action litigation against public companies following periods of volatility in the market price of their securities. We may, in the future, be the target of similar litigation, which could result in substantial costs and liabilities and could divert management’s attention and resources.

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

Our management may consider a Digital Asset Treasury (“DAT”) policy that permits the investment of digital assets, such as Bitcoin, Ethereum and other cryptocurrencies, either directly or through exchange-traded products (“ETPs”) that hold such assets. We have not made any purchases as of the date hereof and have no experience in such type of investment. Investments in digital assets are subject to significant risks and volatility:

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

In the course of auditing our consolidated financial statements as of and for the years ended June 30, 2026, 2025 and 2024, we and our independent registered public accounting firms identified three material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and the U.S. Securities and Exchange Commission (the “SEC”) reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; (2) our lack of internal audit function to establish a formal risk assessment process and internal control framework; and (3) our lack of segregation of duties for certain key functions due to limited staff and resources.

As a result, we have already taken some steps and have continued to implement measures to remediate the material weaknesses identified, including but not limited to (i) recruited experienced personnel with relevant past experience working on financial reporting and engaged external experts with sufficient knowledge on US GAAP and SEC reporting, (ii) improving our monitoring of and oversight controls for non-recurring transactions to ensure the accuracy and completeness of financial reporting, (iii) engaged outside consultants to assist in evaluating our internal controls, develop remediation plans to address control deficiencies identified, and actively measure compliance and remediation progress through a regular review process, and (iv) began implementing a remediation plan designed to strengthen our internal control over financial reporting. This plan includes further developing and implementing formal policies, processes, internal controls and documentation relating to our financial reporting with the goal of achieving effective internal control over financial reporting.

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

If we fail to remediate our existing material weaknesses, identify new material weaknesses in our internal controls over financial reporting, are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the Ordinary Shares could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchanges on which our securities are listed, the U.S. Securities and Exchange Commission (the “SEC”), or other regulatory authorities, and become subject to litigation from investors and shareholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the Nasdaq Capital Market, and other applicable securities rules and regulations. Compliance with these rules and regulations will nonetheless divert management’s attention, increase our legal, accounting, financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly as we are no longer an “emerging growth company.” As a foreign private issuer, the Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results.

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

We believe we were a passive foreign investment company for United States federal income tax purposes for our taxable year ended June 30, 2026; as a result, United States holders of our Ordinary Shares could be subject to adverse United States federal income tax consequences.

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

Based on the composition of our income and assets for our taxable year ended June 30, 2026, we believe we were a PFIC for such taxable year due to the amount of interest income we received relative to other income we received during such taxable year. The application of the PFIC rules is subject to uncertainty, and the U.S. Internal Revenue Service (or “IRS”) or a court may disagree with our determinations, including the manner in which we determine the value of our assets, the percentage of our assets that are passive assets and the classification of certain of our income as active or passive under the PFIC rules. Furthermore, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of Ordinary Shares from time to time, which may fluctuate considerably. Therefore, there can be no assurance regarding our PFIC status for our prior taxable year, our current taxable year or for any future taxable year.

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

Mr. Yat-Gai Au, our founder, director and CEO, currently beneficially owns 88.3% of our company through Regencell (BVI) Limited and his spouse, and our company will continue to be controlled by him. Therefore, he has the ability to substantially influence us through this ownership position. For example, he may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. His interests may not always coincide with our corporate interests or the interests of other shareholders, and he may act in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as he continues to own a significant amount of our equity, he will continue to be able to strongly influence or effectively control our decisions.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

We are a “controlled company” as defined under the Nasdaq Stock Market listing rules because Mr. Yat-Gai Au, our founder, director and CEO, currently beneficially owns 88.3% of our Ordinary Shares through Regencell (BVI) Limited and his spouse. As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our company, we are a “controlled company” as defined under Nasdaq Stock Market listing rules.

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

Our current auditor, HTL International, LLC, and our former auditor, Marcum Asia CPAs LLP, the independent registered public accounting firms that issue the audit reports included elsewhere in this Annual Report, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HTL International, LLC and Marcum Asia CPAs LLP are currently subject to PCAOB inspections and PCAOB is able to inspect our auditor.  However, we cannot assure you whether Nasdaq Stock Market LLC or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection.

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

On September 2, 2021, our wholly-owned subsidiary, Regencell Bioscience Limited entered into a joint venture agreement with Honor Epic Enterprises Limited to form a joint venture, Regencell Bioscience Asia Limited, under the laws of Hong Kong. We had 60% equity interest in Regencell Bioscience Asia Limited. The joint venture ceased business on December 31, 2023 and deregistered on November 1, 2024. The disposition of the joint venture did not have a material impact on our ongoing results of operations of financial results.

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

On March 30, 2026, we entered into a sales agreement with a sales agent, relating to an at-the-market offering of our ordinary shares, par value $0.00001 per share (the “ATM Program”). Under the ATM Program, we may offer and sell ordinary shares having an aggregate offering price of up to $500 million through our sales agent. We are not obligated to sell any ordinary shares under the ATM Program. We intend to use any proceeds from such sales for working capital, capital expenditures and general corporate purposes. As of the date of this annual report, we have not sold any ordinary shares under the ATM Program.

On May 22, 2026, the Company completed a registered direct offering, with certain investors for the purchase and sale of 985,222 of our ordinary shares, par value $0.00001 per share, at a purchase price of $20.30 per ordinary share. The aggregate net proceeds to us were approximately $18.62 million.

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

Registered Direct Offering (“RDO”)

On May 22, 2026, the Company completed a registered direct offering, with certain investors for the purchase and sale of 985,222 of our ordinary shares, par value $0.00001 per share, at a purchase price of $20.30 per ordinary share. The aggregate net proceeds to us were approximately $18.62 million.

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

As of December 2025, there were 10,844 TCM practitioners in Hong Kong, compared with 16,905 doctors of western medicine. These TCM practitioners have an important role in contributing to Hong Kong’s health care system. Since the supportive initiatives were launched by the Hong Kong Government in 1997, the TCM industry has grown into one of the main industries in the healthcare sector. According to the list of licensed Chinese medicines traders on the website of Chinese Medicine Council of Hong Kong, as of March 2026, there are over 8,000 TCM traders in Hong Kong.

The Hong Kong Government is committed to promoting TCM, and has implemented measures including creation of a network of institutions of high standing for research and development work, development of new drugs for enhancement of the competitiveness of the Chinese medicine industry, and setting up of research funds for the support of research in Chinese medicine. Under the Hong Kong Government’s policy direction to promote evidence-based TCM, support primary healthcare and advance professional training and research, 18 Chinese Medicine Clinics cum Training and Research Centres (“CMCTRs”) operate across Hong Kong’s 18 districts under a tripartite model involving the Hospital Authority, non-governmental organizations and local universities. Since March 2020, the CMCTRs have provided Government-subsidized district-level TCM outpatient services in addition to training, research and non-subsidized services. According to Hospital Authority data, total attendances at the CMCTRs were approximately 1.71 million, 1.63 million and 1.59 million in fiscal years 2022-23, 2023-24 and 2024-25, respectively. The Chinese Medicine Development Fund to support training, applied research, industry development, information-technology adoption and strategic projects, launched in 2019 with an initial HK$500 million, received a further HK$500 million injection announced in the 2023-24 Budget and the 2026-27 Budget also announced a proposed additional HK$500 million injection into the Fund. In December 2025, the Government published its first Chinese Medicine Development Blueprint , the Government Chinese Medicines Testing Institute (GCMTI) opened permanent premises, and the Chinese Medicine Hospital of Hong Kong commenced phased operation, expanding the publicly supported TCM service network. By late 2025, Integrated Chinese-Western Medicine (ICWM) services were expanded to 26 public hospitals with 67 service points.

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

The TCM Practitioner has standardized the adjustable formula into a fixed formula. As a result, we have a standardized TCM formula under development targeting ADHD and ASD patients, consisting of a standard base formula and a fixed adjusted formula. Based on our TCM Practitioner’s practicing experiences, we do not anticipate high bio-pharmaceutical research and development costs relating to chemical drugs. Average research and development to marketplace cost for a new medicine is nearly $4 billion, and can sometimes exceed $10 billion. In comparison, our research and development costs were only $1.30 million and $0.95 million for the years ended June 30, 2026 and 2025, respectively.

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

Our Growth Strategy

We are still a company at an early stage and are committed to developing standardized TCM formula for ADHD and ASD patients. The growth of our business highly depends on our research and commercialization of our liquid-based standardized TCM formula. Currently, we aim to conduct research in the effectiveness and safety of our standardized TCM formula for ADHD and ASD patients and commercialize our liquid-based standardized TCM formula for ADHD and ASD patients in Hong Kong. After obtaining success of commercialization in the Hong Kong market, we may start to offer our pCm formula products to other markets.

Show in a Quantifiable and Systematic Way that the Personalized TCM Formula is Effective for the Treatment of ADHD and ASD in Our First Research Study and Second Efficacy Trial

We completed our first research study in 2019 and started our second efficacy study in August 2021. The findings show that the TCM formula can reduce ADHD and ASD symptoms. Assessment scores for all participants in our studies showed a significant decrease, suggesting that their ADHD and ASD symptoms were less severe after three months of treatment. We are developing a standardized TCM formula aimed at ADHD and ASD patients, which includes a standard base formula and a fixed adjusted formula. Our second efficacy trial using this standardized TCM formula began in August 2021. A total of twenty-eight (28) patients in Hong Kong, clinically diagnosed with ADHD and/or ASD by their healthcare professionals at varying levels of severity, voluntarily consented through their parents or guardians to participate in this trial. Seven (7) participants started in August 2021 as the first group, fourteen (14) began in July 2022 as the second group, and seven (7) commenced in October 2022 as the third group. Interim results reveal that the VADRS total score decreased in twenty-two (22) participants, indicating less severe ADHD symptoms after three months of treatment with our standardized TCM formula. The VADRS total score remained unchanged in three (3) participants and increased in another three (3). The ATEC total score decreased for all participants except two (2), suggesting less severe ASD symptoms after three months of treatment. The SKATBT-A3 total score of all participants in the interim results have reduced, except for one (1) whose score remained unchanged. Supplementary assessments also showed a reduction in symptom severity for all patients. We believe these results, which support the effectiveness of our standardized TCM formula, are significant.

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

Integrating AI, Blockchain, and Tokenized Ecosystems to Advance Neuro-Therapeutics

We aim to optimize therapeutic intervention strategies and clinical trial outcomes for children with ADHD and ASD by integrating our longitudinal patient data into a privacy-first, holistic digital health ecosystem. This initiative involves constructing a specialized database of pediatric ADHD and ASD clinical indicators, powered by privacy-preserving AI models, secured via decentralized off-chain storage with zero-knowledge cryptographic verification, and supported by a compliant tokenized incentive framework. The key components of this architecture include:

●	Privacy-Preserving AI Diagnostics & Analytics: Deploying federated learning algorithms to analyze multidimensional behavioral, speech, and cognitive development markers. These models enable earlier non-invasive detection, personalized therapeutic adjustments, and precise tracking of ASD/ADHD intervention efficacy while ensuring raw patient training data remains localized and private..

●	Decentralized Data Provenance & Cryptographic Verification: Utilizing decentralized, off-chain encrypted storage protocols (such as IPFS/FHIR-compliant nodes) anchored by zero-knowledge proofs (ZKPs) on a permissioned blockchain layer. This guarantees immutable data integrity, verifiable clinical trial audit trails, and strict compliance with global privacy regulations (e.g., HIPAA and GDPR) without exposing raw, identifiable patient records on-chain.

●	Tokenized Utility & Engagement Model: Establishing a decentralized value ecosystem designed to incentivize families, research institutions, and clinicians to securely contribute longitudinal observational data. This framework seeks to align stakeholder incentives, support non-dilutive research funding mechanism, and foster transparent community governance.

We believe the synergy among these three pillars will significantly enhance our research capabilities and accelerate the delivery of our entire treatment process. These initiatives are currently in the strategic and conceptual planning stage. There can be no assurance as to the timing, regulatory feasibility, or successful technical execution of these technologies, which remain subject to evolving regulatory frameworks, technical validation, availability of non-dilutive and enterprise capital, and other risks detailed in Item 3.D “Risk Factors” .

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

Our Leases

During the years ended June 30, 2026 and 2025, we entered into agreements to lease usage of office space and staff quarters with third parties. The leases were for a two-year term and three-year term respectively.

We currently maintain an office at 9th floor, Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay, Hong Kong. We entered a three-year fixed term lease agreement for the office space on August 2, 2021. The tenancy agreement was renewed during the year ended June 30, 2025 and commenced on August 2, 2024. The renewed lease was for 3 years term.

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

The Initial Public Offering

On July 20, 2021, we completed our IPO of 87,400,000 (after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares, $0.00001 par value per share at an offering price of $0.25 (after giving retroactive effect to the 38-for-1 forward stock split) per share, generating gross proceeds of approximately $21.85 million. On August 17, 2021, the underwriter of the IPO exercised its option to purchase 12,350,000 (after giving retroactive effect to the 38-for-1 forward stock split) additional Over-allotment Shares at a price of $0.25 (after giving retroactive effect to the 38-for-1 forward stock split) per share. The closing of the sale of the Over-allotment Shares took place on August 19, 2021. The net proceeds of the IPO, including proceeds from the sale of Over-allotment Shares, totaled approximately $22.67 million, after deducting underwriting discounts and other related expenses, of approximately $2.26 million.

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

Registered Direct Offering

On May 22, 2026, the Company completed a registered direct offering, with certain investors for the purchase and sale of 985,222 of our ordinary shares, par value $0.00001 per share, at a purchase price of $20.30 per ordinary share. The aggregate net proceeds to us were approximately $18.62 million.

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

Results of Operations

Results of Operations for the Years Ended June 30, 2026 and 2025

The following table sets forth our results of operations for the year ended June 30, 2026 compared to the year ended June 30, 2025:

	For the Year Ended	For the Year Ended
	June 30,	June 30,	Change	Change
	2026	2025	Amount	%
OPERATING EXPENSES:
Selling and marketing	$6,486	$8,014	$(1,528)	(19)%
General and administrative	10,418,348	2,813,682	7,604,666	270%
Research and development	1,299,627	948,289	351,338	37%
Total operating expenses	11,724,461	3,769,985	7,954,476	211%

LOSS FROM OPERATIONS	(11,724,461)	(3,769,985)	(7,954,476)	(211)%

OTHER INCOME, NET	22,520	185,772	(163,252)	(88)%

LOSS BEFORE INCOME TAXES	(11,701,941)	(3,584,213)	(8,117,728)	(226)%

PROVISION FOR INCOME TAXES	-	-	-	-

NET LOSSES	(11,701,941)	(3,584,213)	(8,117,728)	(226)%

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	19,524	(19,020)	38,544	203%

COMPREHENSIVE LOSS	(11,682,417)	(3,603,233)	(8,079,184)	(224)%

Revenue

We have not generated any revenue from the sale of any products for the years ended June 30, 2026 and 2025, respectively.

Selling and Marketing Expenses

Selling and marketing expenses were $6.49 thousand and $8.01 thousand for the years ended June 30, 2026 and 2025, respectively. The expenses were primarily attributable to marketing initiatives.

The decreased expenses in selling and marketing expenses in the year ended June 30, 2026 compared with the year ended June 30, 2025 were mainly due to a decrease in the expenses through marketing initiatives.

General and Administrative Expenses

General and administrative expenses were $10.42 million and $2.81 million for the years ended June 30, 2026 and 2025, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, legal, professional fees and consulting services associated with corporate matters and certain direct and indirect costs associated with services obtained by our company.

The increased general and administrative expenses in the year ended June 30, 2026 compared with the year ended June 30, 2025 were mainly attributable to (i) increase in professional fees of $3.13 million as more legal fees and professional fees were incurred; (ii) increase in amortization of share-based compensation of $3.02 million for our general and administrative personnel, (iii) increase in payroll of $1.47 million mainly due to increase in bonus and the annual salary adjustment; and (iv) offset by decrease in other expenses of $0.02 million.

Research and Development Expenses

Research and development expenses were $1.30 million and $0.95 million for the years ended June 30, 2026 and 2025, respectively, and were primarily attributable to employee salaries and related benefits, office rental, depreciation, and other third-party services associated with efficacy trials.

The increased research and development expenses in the year ended June 30, 2026 compared with the year ended June 30, 2025 were mainly attributable to approximately $0.42 million of increase in payroll due to increase in bonus and the annual salary adjustment and offset by decrease of $0.05 million in amortization of share-based compensation for our research and development personnel and other expenses.

Other Income, Net

Other income, net was $0.02 million and $0.19 million for the years ended June 30, 2026 and 2025. The other income was primarily attributable to the interest income generated from short-term investment. The decrease in other income was mainly due to the decrease in principal and interest rate which resulted in lower interest income received.

Provision for Income Taxes

We did not have any provision for income taxes for the years ended June 30, 2026 and 2025.

Net Losses

As a result of the foregoing, we had net losses of $11.70 million and $3.58 million for the years ended June 30, 2026 and 2025, respectively.

Results of Operations for the Years Ended June 30, 2025 and 2024

The following table sets forth our results of operations for the year ended June 30, 2025 compared to that of the year ended June 30, 2024:

	For the Year Ended	For the Year Ended
	June 30,	June 30,	Change	Change
	2025	2024	Amount	%
OPERATING EXPENSES:
Selling and marketing	$8,014	$125,427	$(117,413)	(94)%
General and administrative	2,813,682	3,545,066	(731,384)	(21)%
Research and development	948,289	1,066,233	(117,944)	(11)%
Total operating expenses	3,769,985	4,736,726	(966,741)	(20)%

LOSS FROM OPERATIONS	(3,769,985)	(4,736,726)	966,741	20%

OTHER INCOME, NET	185,772	373,505	(187,733)	(50)%

LOSS BEFORE INCOME TAXES	(3,584,213)	(4,363,221)	779,008	18%

PROVISION FOR INCOME TAXES	-	-	-	-

NET LOSS	(3,584,213)	(4,363,221)	779,008	18%

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(19,020)	40,892	(59,912)	(147)%

COMPREHENSIVE LOSS	(3,603,233)	(4,322,329)	719,096	17%

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

British Virgin Islands

Under the current laws of the British Virgin Islands, we are not subject to tax on income or capital gains

Hong Kong Profits Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2024/2025 and 2025/2026. As from year of assessment of 2020/2021 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

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

We have incurred recurring negative cash flows since inception and have funded our operations primarily from shareholder loans, proceeds from our IPO (including over-allotments) and proceeds from the RDO. Prior to the completion of the IPO and RDO, we received funding in the form of shareholder loans to support our operating needs, which was provided by our CEO.

Following the completion of the RDO in May 2026, our liquidity position was improved significantly. As of June 30, 2026, we had $14.19 million in cash. Our cash consists primarily of cash and cash equivalents, which is unrestricted as to withdrawal and use.

On March 30, 2026, we entered into a sales agreement with a sales agent, relating to an at-the-market offering of our ordinary shares, par value $0.00001 per share (the “ATM Program”). Under the ATM Program, we may offer and sell ordinary shares having an aggregate offering price of up to $500 million through our sales agent. We are not obligated to sell any ordinary shares under the ATM Program. We intend to use any proceeds from such sales for working capital, capital expenditures and general corporate purposes. As of the date of this annual report, we have not sold any ordinary shares under the ATM Program.

We believe that our current cash balance as of June 30, 2026 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months from the date the audited financial statements were issued. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional debt and/or equity financing. The issuance and sale of additional equity would result in further dilution to our shareholders.

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

Cash Flows

The following summarizes the key components of our cash flows for the years ended June 30, 2026, 2025 and 2024.

	For the Years Ended June 30,
	2026	2025	2024
Net cash used in operating activities	$(7,695,530)	$(3,113,576)	$(4,001,687)
Net cash provided by investing activities	2,504,038	2,686,216	5,242,624
Net cash provided by financing activity	16,945,925	-	102,282
Effect of exchange rate on cash	18,907	(114,760)	53,221
Net change in cash	$11,773,340	$(542,120)	$1,396,440
Cash, beginning of year	2,419,115	2,961,235	1,564,795
Cash, end of year	$14,192,455	$2,419,115	$2,961,235

Operating Activities

Fiscal Years Ended June 30, 2026 and 2025

For the years ended June 30, 2026 and 2025, net cash used in operating activities were $7.70 million and $3.11 million, respectively. Net cash used in operating activities was primarily attributable to rental of offices and staff quarters, settlement of professional fees, research and development and general and administrative activities.

Fiscal Years Ended June 30, 2025 and 2024

For the years ended June 30, 2025 and 2024, net cash used in operating activities were $3.11 million and $4.00 million, respectively. Net cash used in operating activities was primarily attributable to rental of offices and staff quarters, the hiring of our executive staff, research and development and general and administrative activities.

Investing Activities

Fiscal Years Ended June 30, 2026 and 2025

For the years ended June 30, 2026 and 2025, net cash provided by investing activities were $2.50 million and $2.69 million, respectively. Net cash provided by investing activities during the year ended June 30, 2026 was primarily attributable to the maturity of short-term investment. The cash flows for proceeds from maturity of short-term investments and placements of short-term investments are shown in gross amounts as required by accounting standards. The decrease in 2026 is mainly because after the short-term investments were matured, no re-investment was made; and the invested amount was smaller and shorter duration as compared to that of 2025.

Fiscal Years Ended June 30, 2025 and 2024

For the years ended June 30, 2025 and 2024, net cash provided by investing activities were $2.69 million and $5.24 million, respectively. Net cash provided by investing activities during the year ended June 30, 2025 was primarily attributable to the maturity of short-term investment and partially offset by reinvestment. The cash flows for proceeds from maturity of short-term investments and placements of short-term investments are shown in gross amounts as required by accounting standards. The increase in gross cash flows from short-term investments in fiscal year 2025 is primarily because short-term investments were made more frequently than in 2024, with similar amounts but shorter durations.

Financing Activity

Fiscal Years Ended June 30, 2026 and 2025

For the year ended June 30, 2026, net cash from financing activities was $16.95 million, which was primarily attributable to the proceeds from the RDO, partially offset by the repurchase of share options.

For the year ended June 30, 2025, there was no financing activity occurred.

Fiscal Years Ended June 30, 2025 and 2024

For the year ended June 30, 2025, there was no financing activity occurred.

For the year ended June 30, 2024, net cash from financing activity was $0.10 million, which was primarily attributable to capital contribution from non-controlling interest of a subsidiary.

Contractual Obligations

The following table summarizes our minimum lease payments under operating lease in future periods as of June 30, 2026:

As of June 30, 2026
For the year ending June 30,
2027	$258,094
2028	49,580
2029	-
Total minimum lease payments	$307,674

Capital Expenditures

For the years ended June 30, 2026, 2025 and 2024, we had capital expenditures of nil, $0.15 million and $5.38 thousand, respectively, in relation to our property and equipment. Subsequent to June 30, 2026 and as of the date of this Annual Report, we did not purchase any material equipment for operational use. We do not have any other material commitments to capital expenditures as of June 30, 2026.

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

Off-Balance Sheet Arrangements

As of June 30, 2026, we did not have any off-balance sheet arrangements with unconsolidated entities or persons that had or were reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources; and we did not enter into any guarantees; retained or contingent interests in assets transferred; contractual arrangements that support the credit, liquidity or market risk for transferred assets; obligations that arise or could arise from variable interests held in an unconsolidated entity; or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

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

For the year ended June 30, 2026, we experienced (i) significant legal and professional fees in connection with the ongoing DOJ investigation into trading of our Ordinary Shares, which we expect to continue; (ii) a substantial increase in general and administrative expenses driven by professional fees and stock-based compensation; (iii) a loss of our “emerging growth company” status, resulting in additional compliance costs; and (iv) extreme share price volatility, which may affect our ability to raise capital and expose us to securities litigation costs. Other than these items and as otherwise disclosed elsewhere in this Annual Report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

For the years ended June 30, 2026, 2025 and 2024, the Company had share-based compensation expenses of approximately $3.23 million, $0.24 million, and $0.45 million, respectively. See Note 8 to our audited financial statements included elsewhere in this Annual Report for further information concerning the assumptions we used in determining share-based compensation.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth our executive officers and directors as of the date hereof, as well as their ages and the positions held by them:

Name	Age	Position
Yat-Gai Au	54	Chairman, Director and Chief Executive Officer
James Wai Hong Chung	49	Director, Chief Operating Officer and Chief Strategy Officer
Yat-Pui Au	52	Chief Business Officer
Evana Yee Wah Hui (1)	54	Independent Director
Margaret Hoor Han Lo (2)	66	Independent Director
Dr. Wing Yan (William) Lo (3)	65	Independent Director

(1)	Chair of the Compensation Committee.

(2)	Chair of the Nominating and Corporate Governance Committee.

(3)	Chair of the Audit Committee.

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

Dr. Wing Yan (William) Lo

Dr. Wing Yan (William) Lo (“Dr. Lo”) has been our independent director and member of audit committee, compensation committee and nominating and corporate governance committee since December 2021. He has over three decades of biopharma, academic medicine, corporate governance, and strategic advisory experience. Dr. Lo graduated from Cambridge University with a Master of Philosophy Degree in Pharmacology and a Ph.D. Degree in Molecular Neuroscience. Dr. Lo started his career in McKinsey & Company Inc. as a management consultant and held senior positions in China Unicom, Hongkong Telecom, Citibank HK, I.T Limited, South China Media Group and Kidsland International Holdings Limited in the past. Dr. Lo currently serves as an independent non-executive director of a number of public companies listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE”); Dr. Lo is an independent non-executive director of Television Broadcasts Ltd (HKSE stock code: 511),CWT International Limited (HKSE stock code: 521) and NetDragon WebSoft Holdings Limited (HKSE stock code: 777). Dr. Lo was appointed a Justice of Peace of the Government of the Hong Kong Special Administrative Region. He holds the position of chairman and founding governor of the Charles K. Kao Foundation for Alzheimer’s Disease, serves as the founding governor of ISF Academy, and is the chairman of Junior Achievement HK.

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

B. Compensation

Executive Compensation

For the year ended June 30, 2026, we paid an aggregate of $2.66 million in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amounts to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in Hong Kong are required by law to make contributions equal to certain percentages of each qualifying employee’s salary to the Mandatory Provident Fund Scheme.

During the year ended June 30, 2025, we did not pay any salary and bonus to Mr. Yat-Gai Au, our CEO, for services rendered to us. Pursuant to the employment agreement, as amended and restated, we entered into with Mr. Yat-Gai Au, Mr. Au shall receive an annual base salary of $1, and such compensation is subject to annual review and adjustment by our board of directors. The CEO cannot draw his compensation more than $1 until we reach a market capitalization of $1 billion. The Company reached $1 billion market capitalization in May 2025, and while Mr. Au was entitled to draw a salary and bonus at that time, he deferred receiving compensation until May 2026.

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

On January 1, 2022, Dr. Lo accepted a letter agreement to act as our independent director and was awarded share options under the 2021 Share Option Plan to purchase 15,585 (or 592,230 after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares. These options are exercisable at $31.85 (or $0.84 after giving retroactive effect to the 38-for-1 forward stock split) per share, of which 25% vest on each anniversary over four years following the issuance date and is valid for 10 years once vested.

On June 30, 2025, Ms. Margaret Hoor Han Lo accepted a letter agreement to act as our independent director and was awarded share options under the 2021 Share Option Plan to purchase 592,230 Ordinary Shares. These options are exercisable at $17.40 per share, of which 25% vest on each anniversary over four years following the issuance date and are valid for 10 years once vested.

On May 26, 2026, we entered into an Option Repurchase Agreement with Dr. Wing Yan (William) Lo and Ms. Evana Yee Wah Hui under which it repurchased certain vested options for a total value of $1,279,946 paid to Dr. Wing Yan (William) Lo and Ms. Evana Yee Wah Hui in cash.

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

Number of Ordinary Shares. The number of Ordinary Shares that may be issued under the Plan is the maximum aggregate number of Ordinary Shares reserved and available pursuant to this Plan shall be the aggregate of (i) 46,932,888 Ordinary Shares, and (ii) on each January 1, starting with January 1, 2022, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Ordinary Shares as may be determined by our board of directors. If there is a forfeiture or termination without the delivery of Ordinary Shares or of other consideration of any option made under the Plan, the Ordinary Shares underlying such option, or the number of Ordinary Shares otherwise counted against the aggregate number of Ordinary Shares available under the Plan with respect to the option, to the extent of any such forfeiture or termination, shall again be, or shall become, available for granting options under the Plan. The number of Ordinary Shares issuable under the Plan is subject to adjustment, in the event of any reorganization, recapitalization, share split, share distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. As of the date of this Annual Report, a total of 48,117,348 Ordinary Shares were authorized for issuance under the Plan, options to purchase 48,117,348 Ordinary Shares have been granted, excluding, if any, awards that were forfeited or canceled after the relevant grant dates and awards that have been vested, and options to purchase 21,921,026 Ordinary Shares are outstanding. All aforementioned figures relating to these options reflect the 38-for-1 forward stock split effective on June 13, 2025.

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

Name	Ordinary Shares Underlying Outstanding Options Granted	Exercise Price ($ per Ordinary Share)	Date of Grant	Date of Expiration
Executive officers as a group	11,844,258	$0.25	June 2021	Various dates from July 2032 to July 2035
Directors as a group	1,687,090	From $0.25 to $17.40	Various dates from June 2021 to June 2025	Various dates from July 2032 to June 2039
Other employees as a group	8,389,678	$0.25	June 2021	Various dates from July 2032 to July 2035

Note: The above table reflects the 38-for-1 forward stock split.

In May 2022, all directors and employees who were previously granted share options upon our IPO agreed to a further lock-up undertaking for a period of six months after their share options become vested. Whilst their share options vested on July 16, 2022, their shares remained lock-up until January 16, 2023. This undertaking was subsequently extended to January 20, 2024, and again to January 20, 2025 and April 20, 2026. Most recently, all directors and employees have agreed to a further extension of the lock-up period through April 20, 2027. Under this extended undertaking, 100% of each such employee’s shares and vested share options and 82% to 92% of each such director’s shares and vested share options will remain subject to the lock-up undertaking during the additional 12-month lock-up period.

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

Director Independence

Our board of directors has reviewed the independence of our directors, applying the independence standards under the Nasdaq Stock Market listing rules. Based on this review, our board of directors determined that each of Evana Yee Wah Hui, Margaret Hoor Han Lo and Dr. Wing Yan (William) Lo is “independent” within the meaning of the Nasdaq Stock Market listing rules. In making this determination, our board of directors considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence. As required under applicable Nasdaq Stock Market listing rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

D. Employees

As of June 30, 2026, 2025 and 2024, we had a total of 10, 10 and 12 full-time employees in Hong Kong. As of June 30, 2026, 4 of our full-time employees in Hong Kong were in research and development, 1 were in sales and marketing and 5 were in general administration.

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of the date of this Annual Report, including through the exercise of any options, warrants or other rights or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Ordinary Shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer. Percentages of beneficial ownership are calculated based on 495,884,376 Ordinary Shares outstanding as of the date of this Annual Report. Unless otherwise indicated in the footnotes, the address for each beneficial owner is in the care of our company at 9/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay, Hong Kong.

	Ordinary Shares Beneficially Owned			Percentage of Votes Held
	Number	Percent		Percent
Directors and Executive Officers:
Yat-Gai Au (1)	437,896,116	88.3%	(1)	88.3%
James Wai Hong Chung (2)	11,844,258	2.3%		2.3%
Yat-Pui Au	*	*		*
Evana Yee Wah Hui (3)	*	*		*
Margaret Hoor Han Lo (4)	*	*		*
Dr. Wing Yan (William) Lo (5)	*	*		*
All directors and executive officers as a group	452,168,855	88.8%		88.8%
Principal Shareholders:
Yat-Gai Au (1)	437,896,116	88.3%	(1)	88.3%

Note: The above table has given retroactive effect to the 38-for-1 forward stock split.

*	Represents beneficial ownership of less than 1%.

(1)	Represents Ordinary Shares held by Regencell (BVI) Limited, a British Virgin Islands company wholly-owned by Mr. Yat-Gai Au, our founder, director and CEO and Mr. Yat-Gai Au’s spouse. Mr. Yat-Gai Au is deemed to be the beneficial owners of these securities.

(2)	Includes 11,844,258 share options vested and exercisable within 60 days of the date of this Annual Report.

(3)	Includes 573,230 share options vested and exercisable within 60 days of the date of this Annual Report.

(4)	Includes 148,057 share options vested and exercisable within 60 days of the date of this Annual Report.

(5)	Includes 521,630 share options vested and exercisable within 60 days of the date of this Annual Report.

As of the date of this Annual Report, 102,884,386 of our Ordinary Shares were held by a record holder in the United States, which is Cede & Co, representing 20.7% of our total outstanding Ordinary Shares. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5% of our Ordinary Shares.

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

Other Payables with Our Executive Management

During the years ended June 30, 2026 and 2025, other payables – related parties represent reimbursement from related parties and the Company’s executive management, Mr. Au for out-of-pocket expenses incurred for business purposes. The balances due to Mr. Au were approximately $10,787 and $2,539 respectively as of June 30, 2026 and 2025.

During the years ended June 30, 2026 and 2025, the expenses paid for TCM formula and materials for product development to Regeneration Company Limited, a related company, were approximately $0.07 million and $0.07 million, respectively. The reimbursement to Regeneration Company Limited for out-of-pocket expenses incurred for research and development purposes were approximately $0.21 million and $0.21 million, respectively. The balance due to Regeneration Company Limited was nil and nil respectively as of June 30, 2026 and 2025.

On May 26, 2026, we entered into an Option Repurchase Agreement with Dr. Wing Yan (William) Lo and Ms. Evana Yee Wah Hui under which we repurchased 70,600 vested options from Dr. Wing Yan (William) Lo and 19,000 vested options from Ms. Evana Yee Wah Hui, in each case at $15.00 per option less the exercise price of the options repurchased. The aggregate cash consideration was $1,279,946.

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

Legal Proceedings

From time to time, we may be subject to legal or administrative proceedings, investigations and claims arising in the ordinary course of our business. In addition, following volatility in the market for our Ordinary Shares, in the first half of 2025, the Company received correspondence and a subpoena from the U.S. Department of Justice (“DOJ”) in July 2025, indicating that the DOJ is conducting an investigation into the trading in our Ordinary Shares. The DOJ has requested the production of documents and communications concerning these and other corporate operational, financial and accounting matters. We are cooperating with this investigation, but we cannot predict its ultimate resolution. We expect to continue to incur significant legal costs and other expenses in connection with responding to the investigation. We may be required to pay fines, penalties, damages or settlement costs in excess of our insurance coverage, if any, related to the investigation. While we are not currently subject to any legal or administrative proceedings in relation to the investigation, it is possible that government investigations, including the pending investigation in which we are involved, and related legal and administrative proceedings in the future, if any, could result in the institution of administrative, injunctive, or other proceedings against us and/or our directors, officers, or employees or the imposition of fines, suspension, or other remedies and sanctions. Any such material costs and expenses or injunctive relief could have a material adverse effect on our financial condition and results of operations.

In addition, on April 24, 2026, a single shareholder filed a putative class action complaint against the Company and certain of its directors and/or officers with the U.S. District Court for the District of Maryland, asserting claims under the Exchange Act related to the Company’s statements concerning the volatility in the market for our Ordinary Shares. On September 14, 2026, the Court-appointed lead plaintiff filed a notice of voluntary dismissal requesting that all claims be dismissed and the Court has now closed the case. However, as outlined in “Item 3. Key Information—D. Risk Factors--General Company Related Risks—The market price for our Ordinary Shares may be volatile,” there can be no assurance that other shareholders will not assert claims against the Company.

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

In addition, there are no provisions in our Amended Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members of the company, a statement of the shares held by each member, which:

○	distinguishes each share by its number (so long as the share has a number);

○	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

○	confirms the number and category of shares held by each member; and

○	confirms whether each relevant category of shares held by a member carries voting rights under the Articles, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

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

THERE IS A SIGNIFICANT RISK THAT WE WERE A PFIC FOR OUR TAXABLE YEAR ENDED JUNE 30, 2026.

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

Based on the composition of our income and assets for our taxable year ended June 30, 2026, we believe we were a PFIC for such taxable year due to the amount of interest income we received relative to other income we received during such taxable year. The application of the PFIC rules is subject to uncertainty, and the IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets, the percentage of our assets that are passive assets and the classification of certain of our income as active or passive under the PFIC rules. Furthermore, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of Ordinary Shares from time to time, which may fluctuate considerably. Therefore, there can be no assurance regarding our PFIC status for our prior taxable year, our current taxable year or for any future taxable year. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control.

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

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR OUR TAXABLE YEAR ENDED JUNE 30, 2026 OR THE CURRENT TAXABLE YEAR OR ANY FUTURE TAXABLE YEAR AND WITH RESPECT TO THE OPERATION OF THE PFIC RULES AND RELATED REPORTING REQUIREMENTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE ADVISABILITY AND EFFECTS OF MAKING ANY ELECTION THAT MAY BE AVAILABLE.

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

As of June 30, 2026, 2025 and 2024, the Group has no significant foreign currency risk because most of the transactions are denominated in Hong Kong dollar or the United States dollar. Since Hong Kong dollar is pegged to the United States dollar, the Group’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

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

Use of Proceeds

The following “Use of Proceeds” information relates to (i) the Registration Statement on Form F-1, as amended (File Number: 333-254571) which was declared effective by the SEC on July 15, 2021, in connection with our initial public offering, and (ii) the Registration Statement on Form F-3 (File No. 333-294722), which became automatically effective upon filing on March 30, 2026, in connection with our registered direct offering completed in May 2026. Net proceeds from both offerings have been commingled in our bank and short-term investment accounts and applied toward the same categories of expenditure. We therefore report the application of those proceeds on a combined basis.

The F-1 registration statement related toour IPO of 87,400,000 (after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares, and 12,350,000 (after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares sold in the over-allotment in the IPO, at the offering price of $0.25 (after giving retroactive effect to the 38-for-1 forward stock split) per Ordinary Share. Our IPO closed in July 2021. Maxim Group LLC is the representative of the underwriter and sole book-running manager for our IPO. Gross proceeds from our IPO, including proceeds from the exercise of the over-allotment option, totaled approximately $24.93 million, before deducting $1.83 million of underwriting discounts and commissions and $0.43 million of other expenses. Net proceeds from the IPO were approximately $22.67 million. We have also agreed to issue to the representative of the underwriter for our IPO warrants to purchase 2,493,750 (after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares of our company.

On May 22, 2026, we completed a registered direct offering of 985,222 Ordinary Shares at $20.30 per share under the F-3 registration statement. Gross proceeds were approximately $20.00 million. Placement agent fees were approximately $1.4 million. Proceeds to us, before other offering expenses, were approximately $18.62 million.

None of the IPO or registered direct offering transaction expenses included any direct or indirect payments to our directors or officers or their associates, to persons owning 10% or more of our equity securities, or to our affiliates, other than fees paid to placement agent and as a purchaser in the registered direct offering.

From the effective date of the registration statement on Form F-1 to June 30, 2026, the ending date of the reporting period of this Annual Report, we used approximately $10.52 million for staff salaries; approximately $3.22 million for general and administrative expenses, marketing, research and development and potential expansion of new businesses, approximately $4.39 million for facilities rental, renovations and equipment; approximately $1.67 million for research study; approximately $0.02 million for product and intellectual properties registration; approximately $5.09 million for working capital and other general corporate purposes; approximately $1.78 million for repurchase of share options; and approximate $0.44 million to repay our shareholder loan with Mr. Yat-Gai Au. Other than as disclosed above, none of the net proceeds from our IPO were paid, directly or indirectly, to any of our directors, officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of June 30, 2026, $14.19 million of the combined net proceeds from our IPO and RDO remained unused. We have placed the remaining net proceeds from our IPO in our savings account and short-term investment. We still intend to continue to use the net proceeds from our IPO as disclosed in the F-1 registration statement and the F-3 prospectus supplement.

On March 30, 2026, we entered into a sales agreement with a sales agent providing for an at-the-market offering of Ordinary Shares having an aggregate offering price of up to $500 million. As of June 30, 2026, we had not sold any Ordinary Shares under that facility, and no ATM proceeds are included in the figures above.

Item 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that our disclosure controls and procedures were not effective as of June 30, 2026 because of the material weaknesses in our internal control over financial reporting identified, as described in “Management’s Annual Report on Internal Control over Financial Reporting” below.

B. Management’s Annual Report on Internal Control over Financial Reporting

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2026 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management has concluded that our internal control over financial reporting was ineffective as of June 30, 2026, due to the material weaknesses in our internal control over financial reporting identified.

In connection with the preparation and audit of our consolidated financial statements as of and for the year ended June 30, 2026, our management identified the following three material weaknesses in our internal control over financial reporting: (1) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (2) our lack of internal audit function to establish a formal risk assessment process and internal control framework; and (3) our lack of segregation of duties for certain key functions due to limited staff and resources.

As defined under standards established by PCAOB, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As a result, we have already taken some steps and have continued to implement measures to remediate the material weaknesses identified, including but not limited to (i) recruited experienced personnel with relevant past experience working on financial reporting and engaged external experts with sufficient knowledge on US GAAP and SEC reporting, (ii) improving our monitoring of and oversight controls for non-recurring transactions to ensure the accuracy and completeness of financial reporting, (iii) engaged outside consultants to assist in evaluating our internal controls, develop remediation plans to address control deficiencies identified, and actively measure compliance and remediation progress through a regular review process, and (iv) began implementing a remediation plan designed to strengthen our internal control over financial reporting. This plan includes further developing and implementing formal policies, processes, internal controls and documentation relating to our financial reporting with the goal of achieving effective internal control over financial reporting.

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

C. Attestation Report of the Registered Public Accounting Firm

HTL International, LLC, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 20-F, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of June 30, 2026.

D. Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Not applicable.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by our independent registered public accounting firm, for the periods indicated:

	For the Years Ended June 30,
	2026	2025
Audit Fees – HTL International, LLC	$268,000	$-
Audit Fees – Marcum Asia	90,000	150,000
Audit Related Fees	-	-
Total Fees	$358,000	$150,000

“Audit fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit of our consolidated financial statements. These fees primarily include audit fee, SOX audit fee and interim review fee.

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure called for by paragraph (a) of this Item was previously reported in our Form 6-K filed with the SEC on April 17, 2026.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Regencell Bioscience Holdings Limited’s board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of Regencell Bioscience Holdings Limited’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. The policy is filed as Exhibit 11.1 hereto.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Regencell Bioscience Holdings Limited, and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association, adopted by special resolution passed on May 31, 2021, as currently in effect (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended June 30, 2025 (File No. 001-40617) filed with the SEC on October 31, 2025)

2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 from Amendment No. 2 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 11, 2021)

2.2	Description of Securities (incorporated by reference to Exhibit 2.2 from our annual report on Form 20-F for the fiscal year ended June 30, 2025 (File No. 001-40617) filed with the SEC on October 31, 2025)

4.1	Deed of Rights Transfer, Strategic Partnership and Undertaking between Sik-Kee Au and Regencell Bioscience Limited dated January 1, 2018 (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.2	Amended and Restated Employment Agreement by and between CEO Yat-Gai Au and Regencell Bioscience Holdings Limited dated February 2, 2021 (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.3	Supplemental Agreement of Deed of Rights Transfer, Strategic Partnership and Undertaking between Sik-Kee Au and Regencell Bioscience Limited dated November 10, 2020 (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.4	Employment Agreement between Mr. James Wai Hong Chung and Regencell Bioscience Limited dated July 6, 2019 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on March 22, 2021)

4.5	Employment Agreement between Yat-Pui Au and Regencell Bioscience Limited dated September 7, 2021 (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F for the fiscal year ended June 30, 2023 (File No. 001-40617) filed with the SEC on October 27, 2023)

4.6	Form of Director Offer Letter (incorporated by reference to Exhibit 10.11 from Amendment No. 2 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 11, 2021)

4.7	Form of Option Agreement (incorporated by reference to Exhibit 10.12 from Amendment No. 2 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 11, 2021)

4.8	2021 Share Option Plan (incorporated by reference to Exhibit 10.13 from Amendment No. 3 to our registration statement on Form F-1 (File No. 333-254571) filed with the SEC on June 23, 2021)

4.9	Form of Sales Agreement between Regencell Bioscience Holdings Limited and Univest Securities, LLC (incorporated by reference to Exhibit 1.1 from our current report on Form 6-K (file no. 001-40617) filed with the Securities and Exchange Commission on March 30, 2026)

4.10

Form of Securities Purchase Agreement between Regencell Bioscience Holdings Limited and Univest Securities, LLC (incorporated by reference to Exhibit 10.1 from our current report on Form 6-K (file no. 001-40617) filed with the Securities and Exchange Commission on May 19, 2026)

4.11	Form of Placement Agent Agreement between Regencell Bioscience Holdings Limited and Univest Securities, LLC (incorporated by reference to Exhibit 10.2 from our current report on Form 6-K (file no. 001-40617) filed with the Securities and Exchange Commission on May 19, 2026)

8.1*	List of Subsidiaries and Affiliated Entities

11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F for the fiscal year ended June 30, 2024 (File No. 001-40617) filed with the SEC on October 25, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of HTL International, LLC, an independent registered public accounting firm

15.2	Letter dated as of April 17, 2026 from Marcum Asia CPAs LLP (incorporated by reference to Exhibit 16.1 from our current report on Form 6-K (file no. 001-40617) filed with the Securities and Exchange Commission on April 17, 2026)

97	Clawback Policy (incorporated by reference to Exhibit 97 from our annual report on Form 20-F for the fiscal year ended June 30, 2024 (File No. 001-40617) filed with the SEC on October 25, 2024)

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	October 7, 2026

REGENCELL BIOSCIENCE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Regencell Bioscience Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Regencell Bioscience Holdings Limited (the “Company”) as of June 30, 2026, and the related statements of consolidated operations and comprehensive loss, shareholders’ equity, and cash flows for the year ended June 30, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026, and the results of its operations and its cash flows for the year ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated October 7, 2026 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2026.

Houston, Texas

October 7, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Regencell Bioscience Holdings Limited

Adverse Opinion on Internal Control over Financial Reporting

We have audited Regencell Bioscience Holdings Limited’s (the Company’s) internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment.

i)	Lack of sufficient skilled staff with U.S. GAAP knowledge and the U.S. Securities and Exchange Commission (the “SEC”) reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements

ii)	Lack of internal audit function to establish a formal risk assessment process and internal control framework; and

iii)	Lack of segregation of duties for certain key functions due to limited staff and resources.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2026 financial statements, and this report does not affect our report dated October 7, 2026, on those financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets and the related statements of consolidated operations and comprehensive loss, stockholders’ equity, and cash flows of the Company, and our report dated October 7, 2026, expressed an unqualified opinion.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ HTL International, LLC

Houston, Texas

October 7, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Regencell Bioscience Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Regencell Bioscience Holdings Limited (the “Company”) as of June 30, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Asia CPAs llp

Marcum Asia CPAs llp

We have served as the Company’s auditor from 2020 to 2026. (such date takes into account the acquisition of certain assets of Freidman LLP by Marcum Asia CPAs LLP effective September 1, 2022)

New York, New York

October 31, 2025

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED Balance sheets

(Expressed in US Dollars, except share and per share data)

	As of June 30,
	2026	2025
ASSETS
CURRENT ASSETS
Cash	$14,192,455	$2,419,115
Short-term investment	-	2,477,900
Prepayments and other receivables	30,702	5,798
Total current assets	14,223,157	4,902,813

NON-CURRENT ASSETS
Property and equipment, net	135,112	215,434
Long-term deposits	75,670	92,950
Right-of-use assets, net	295,620	544,385
Total non-current assets	506,402	852,769

Total assets	$14,729,559	$5,755,582

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses	1,073,596	348,354
Other payables – related parties	10,787	2,539
Operating lease liabilities – current	236,312	312,780
Total current liabilities	1,320,695	663,673

NON-CURRENT LIABILITIES
Operating lease liabilities – non – current	59,499	231,635

Total liabilities	1,380,194	895,308

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Ordinary shares, $0.00001 par value, 100,000,000,000 shares authorized, and 495,884,376 shares and 494,488,908 shares issued and outstanding as of June 30, 2026 and 2025, respectively	4,959	4,945
Additional paid-in capital	50,292,725	30,121,231
Accumulated deficit	(36,903,057)	(25,201,116)
Accumulated other comprehensive loss	(45,262)	(64,786)
Total equity attributed to shareholders of the Company	13,349,365	4,860,274
Non-controlling interest	-	-
Total shareholders’ equity	13,349,365	4,860,274

Total liabilities and shareholders’ equity	$14,729,559	$5,755,582

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in US Dollars, except share and per share data)

	For the Year Ended June 30,
	2026	2025	2024
OPERATING EXPENSES:
Selling and marketing	$6,486	$8,014	$125,427
General and administrative (including share-based compensation of $3.22 million, $0.20 million and $0.48 million for the years ended June 30, 2026, 2025 and 2024 respectively)	10,418,348	2,813,682	3,545,066
Research and development (including share-based compensation of $2.42 thousand and $0.04 million, reversal of share-based compensation of $0.03 million for the years ended June 30, 2026, 2025 and 2024 respectively)	1,299,627	948,289	1,066,233
Total operating expenses	11,724,461	3,769,985	4,736,726

LOSS FROM OPERATIONS	(11,724,461)	(3,769,985)	(4,736,726)

OTHER INCOME, NET	22,520	185,772	373,505

LOSS BEFORE INCOME TAXES	(11,701,941)	(3,584,213)	(4,363,221)

PROVISION FOR INCOME TAXES	-	-	-

NET LOSS	$(11,701,941)	$(3,584,213)	$(4,363,221)

NET LOSS ATTRIBUTABLE TO:
Shareholders of the Company	$(11,701,941)	$(3,584,213)	$(4,301,837)
Non-controlling interest	-	-	(61,384)

	$(11,701,941)	$(3,584,213)	$(4,363,221)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	19,524	(19,020)	40,892

COMPREHENSIVE LOSS	$(11,682,417)	$(3,603,233)	$(4,322,329)

NET COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of the Company	$(11,682,417)	$(3,603,233)	$(4,260,945)
Non-controlling interest	-	-	(61,384)

	$(11,682,417)	$(3,603,233)	$(4,322,329)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	494,603,400	494,488,908	494,488,908

LOSS PER SHARE
Basic and diluted (cents)*	(2.37)	(0.72)	(0.87)

*	Giving retroactive effect to the 38-for-1 share split effected on June 13, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars, except share and per share data)

	Ordinary Shares*		Additional paid-in	Accumulated Other comprehensive	Accumulated	Non- controlling
	Shares	Par value	Capital	loss	deficit	interest	Total
BALANCE, June 30, 2023	494,488,908	$4,945	$29,427,112	$(86,658)	$(17,315,066)	$(40,898)	$11,989,435

Share-based compensations	-	-	449,311	-	-	-	449,311
Capital contribution from non-controlling interest of a subsidiary	-	-	-	-		102,282	102,282
Net loss	-	-	-	-	(4,301,837)	(61,384)	(4,363,221)
Foreign currency translation adjustment	-	-	-	40,892	-	-	40,892

BALANCE, June 30, 2024	494,488,908	$4,945	$29,876,423	$(45,766)	$(21,616,903)	$-	$8,218,699

Share-based compensations	-	-	244,808	-	-	-	244,808
Net loss	-	-	-	-	(3,584,213)	-	(3,584,213)
Foreign currency translation adjustment	-	-	-	(19,020)	-	-	(19,020)
BALANCE, June 30, 2025	494,488,908	$4,945	$30,121,231	$(64,786)	$(25,201,116)	$-	$4,860,274

Share-based compensations	-	-	3,225,583	-	-	-	3,225,583
Issuance of shares	985,222	10	18,622,134	-	-	-	18,622,144
Exercise of share option	410,246	4	102,557	-	-	-	102,561
Repurchase of share options	-	-	(1,778,780)	-	-	-	(1,778,780)
Net loss	-	-	-	-	(11,701,941)	-	(11,701,941)
Foreign currency translation adjustment	-	-	-	19,524	-	-	19,524

BALANCE, June 30, 2026	495,884,376	$4,959	$50,292,725	$(45,262)	$(36,903,057)	$-	$13,349,365

*	Giving retroactive effect to the 38-for-1 share split effected on June 13, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

(Expressed in US Dollars)

	For the Year Ended June 30,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,701,941)	$(3,584,213)	$(4,363,221)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	80,908	77,692	305,780
Amortization of right-of-use asset	323,635	315,051	439,808
Share-based compensation	3,225,583	244,808	449,311
Interest income	(22,520)	(185,772)	(248,000)
Change in operating assets and liabilities
Prepayments and other receivables	(28,522)	146,980	(96,230)
Long-term deposits	17,280	4,734	10,815
Accrued expenses	725,242	223,026	(32,753)
Operating lease liabilities	(323,443)	(349,978)	(465,070)
Other payables – related parties	8,248	(5,904)	(2,127)
Net cash used in operating activities	(7,695,530)	(3,113,576)	(4,001,687)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(152,689)	(5,376)
Proceeds from maturity of short-term investments	2,504,038	35,316,805	10,248,000
Placements of short-term investments	-	(32,477,900)	(5,000,000)
Net cash provided by investing activities	2,504,038	2,686,216	5,242,624

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share option	102,561	-	-
Proceeds from registered direct offering, net of transaction cost	18,622,144	-	-
Repurchase of share option	(1,778,780)	-	-
Capital contribution from non-controlling interest of a subsidiary, net	-	-	102,282
Net cash provided by financing activity	16,945,925	-	102,282

EFFECT OF EXCHANGE RATE ON CASH	18,907	(114,760)	53,221

NET CHANGE IN CASH	11,773,340	(542,120)	1,396,440

CASH, beginning of year	2,419,115	2,961,235	1,564,795

CASH, end of year	$14,192,455	$2,419,115	$2,961,235

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

Supplemental disclosure of non-cash financing activities:
Right-of-use assets obtained in exchange of lease liabilities	74,344	778,625	71,122

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

On May 22, 2026, the Company completed a registered direct offering, with certain investors for the purchase and sale of 985,222 of our ordinary shares, par value $0.00001 per share, at a purchase price of $20.30 per ordinary share. The aggregate net proceeds to us were approximately $18.62 million.

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

Note 2 – Liquidity and Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

For the year ended June 30, 2025, the Company had net loss amounted to $3.58 million (2024: $4.36 million) and net cash used in operating activities amounted to $3.11 million (2024: $4.00 million). As of June 30, 2025, the Company’s accumulated deficit amounted to $25.20 million. Based on the Company’s recurring losses and negative cash flows from operations since inception, expectation of continuing operating losses and negative cash flows from operations for the foreseeable future, the contractual costs expected to be incurred in future periods and the needs to raise additional capital to finance its future operations, the Company’s management concluded, in the consolidated financial statements included in the Annual Report on Form 20-F filed on October 31, 2025, that there was substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of the consolidated financial statements.

During the year ended June 30, 2026, the Company completed a registered direct offering, with certain investors for the purchase and sale of 985,222 of our ordinary shares, par value $0.00001 per share, at a purchase price of $20.30 per ordinary share. The aggregate net proceeds to us were approximately $18.62 million. Although the Company has incurred a total net loss attributable to shareholders of the Company of $11.70 million for the year ended June 30, 2026, as of June 30, 2026, the Company’s cash on hand was $14.19 million

The Company evaluated the current cash requirements for operations in conjunction with management’s strategic plan and believes that the Company’s current financial resources as of the date of the issuance of these consolidated financial statements are sufficient to fund its operating budget and contractual obligations for the next twelve-month period from the date of the issuance of these consolidated financial statements, alleviating any substantial doubt raised by the Company’s historical operating results and satisfying its estimated liquidity needs for twelve months from the issuance of these consolidated financial statements. Accordingly, the conditions and events that raised substantial doubt in the prior period have been sufficiently resolved, and substantial doubt about the Company’s ability to continue as a going concern is no longer raised as of the date these consolidated financial statements are issued.

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

Segment

The ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures provides improvements to reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple measures of segment profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The ASU should be adopted retrospectively to all periods presented in the financial statements unless it is impracticable to do so. The Company adopted ASU 2023-07 for the year beginning on July 1, 2024. The adoption of ASU 2023-07 does not have a material impact on the Company’s consolidated balance sheets, statements of operations and comprehensive loss, cash flows or disclosures. Refer to Note 10, Segment Reporting for the inclusion of the new required disclosures.

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

Cash

Cash represents demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. All of the cash balances as at June 30, 2026 and 2025, were maintained at financial institutions in Hong Kong, and were insured by the Hong Kong Deposit Protection Board up to a limit of HK$800,000 (approximately $102,000) since October 1, 2024 per depositor per scheme member in an event of bank failure.

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

Prepayment

Prepayments primarily consist of prepayments for corporate apartments’ monthly rental. Prepayments are classified as current based on the terms of the respective agreements. This prepayment is unsecured and is reviewed periodically to determine whether their carrying value has become impaired.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended June 30, 2026, 2025 and 2024, no impairment loss on long-lived assets was recognized.

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

Selling and Marketing Expenses

Sales and marketing expenses were mainly for marketing initiatives and sponsorship with Non-Governmental Organizations (“NGOs”) and institutions that serves families with ADHD and ASD children, who voluntary sign up as qualified patients to be enrolled in our efficacy trial in the future. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended June 30, 2026, 2025 and 2024, the advertising expenses were approximately nil, nil and $1 thousand, respectively.

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

Employee benefit plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. For the years ended June 30, 2026, 2025 and 2024, the contribution made was approximately $27 thousand, $24 thousand and $26 thousand, respectively.

Leases

The Company adopted the new lease accounting standard – ASC 842 on July 1, 2021. Under this standard, lessees are required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases. We elected the package of practical expedients upon transition that permits us to not reassess (1) whether any contracts entered into prior to adoption are or contain leases, (2) the lease classification of existing leases and (3) initial direct costs for any leases that existed prior to adoption.

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

Under the standard, operating leases (as lessee) are included in Operating lease right-of-use assets. Operating lease amortization of right of use assets, Operating lease right of use assets, net, Current operating lease liabilities and Noncurrent operating lease liabilities in our accompanying balance sheets. ROU assets and lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. The ROU asset includes any lease payments made but excludes lease incentives and initial direct costs incurred, if any. Operating lease assets and liabilities are recognized based on the present value of the remaining lease payments discounted using their incremental borrowing rate. Lease expense is recognized on a straight-line basis over the lease term.

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

Since the leases do not provide an explicit or implicit rate of return, the Company determines incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments on an individual lease basis. The incremental borrowing rate for a lease is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments for the asset under similar term, which ranged from 5% to 5.88%.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2026, 2025 and 2024.

Loss per share

The Company computes loss per share (“LPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted LPS. Basic LPS is measured as net loss divided by the weighted average ordinary share outstanding for the period. Diluted loss per share is calculated by dividing net loss attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted LPS. For the years ended June 30, 2026, 2025 and 2024, there were no dilutive shares.

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

Note 4 – Property and equipment, net

Property and equipment, net consist of the following:

	June 30, 2026	June 30, 2025
Leasehold improvement	$621,417	$620,625
Office furniture, equipment and others	88,850	88,736
Motor vehicles	363,804	363,340
Total	1,074,071	1,072,701
Less: accumulated depreciation	(938,959)	(857,267)
Total	$135,112	$215,434

Depreciation expense for the years ended June 30, 2026, 2025 and 2024, amounted to approximately $80,908, $77,692 and $305,780, respectively.

During the years ended June 30, 2026, 2025 and 2024, there was no disposal of property and equipment.

Note 5 – Accrued expenses

Accrued expenses represent salary and welfare payables, professional fees, utilities, and payables for other operating expenses.

Note 6 – Related Party Transaction

Other payables – related parties

During the years ended June 30, 2026 and 2025, other payables – related parties represent reimbursement from related parties and the Company’s executive management, Mr. Au for out-of-pocket expenses incurred for business purposes. The balances due to Mr. Au were approximately $10,787 and $2,539 respectively as of June 30, 2026 and 2025.

During the years ended June 30, 2026 and 2025, the expenses paid for TCM formula and materials for product development to Regeneration Company Limited, a related company, were approximately $0.07 million and $0.07 million, respectively. The reimbursement to Regeneration Company Limited for out-of-pocket expenses incurred for research and development purposes were approximately $0.21 million and $0.21 million, respectively. The balance due to Regeneration Company Limited was nil and nil respectively as of June 30, 2026 and 2025.

On May 26, 2026, we entered into an Option Repurchase Agreement with Dr. Wing Yan (William) Lo and Ms. Evana Yee Wah Hui under which we repurchased 70,600 vested options from Dr. Wing Yan (William) Lo and 19,000 vested options from Ms. Evana Yee Wah Hui, in each case at $15.00 per option less the exercise price of the options repurchased. The aggregate cash consideration was $1,279,946.

Note 7 – Taxes

Income tax

The income tax provision consisted of the following components:

For the year ended June 30,
	2026	2025	2024
Current:
Hong Kong	$-	$-	$-

Deferred:
Hong Kong	-	-	-
Total provision for income taxes	-	-	-

Cayman Islands and British Virgin Islands (“BVI”)

Under the current laws of the Cayman Islands and BVI, the Company and its subsidiaries are not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands or BVI withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the years ended June 30, 2026, 2025 and 2024.

The Company adopted ASU 2023-09 “Income Taxes (Topic 740): Improvements To Income Tax Disclosures” on a prospective basis for the year ended June 30, 2026. The following table presents the differences between income taxes from continuing operations for financial reporting purposes and the statutory rate upon the adoption of ASU 2023-09:

	For the year ended June 30, 2026
Pretax book loss	$(11,701,941)	-
Cayman Islands statutory income tax rate	-	-
Income tax calculated at statutory rate	-	-
Rate differences in various jurisdictions	(1,930,820)	16.5%
Changes in valuation allowance	1,930,820	(16.5)%
Total	-	-

The following table presents the required disclosures prior to the adoption of ASU 2023-09 and reconciles the statutory tax rates to the Company’s effective tax rate for the periods indicated below:

	For the year ended June 30,
	2025	2024
Tax benefit calculated at statutory tax rate	16.5%	16.5%
Valuation allowance	(16.5)%	(16.5)%
Effective tax rate	0.0%	0.0%

The following table sets forth the significant components of the aggregate deferred tax assets:

	As of June 30,
	2026	2025	2024
Deferred tax assets:
Net operating loss carry forwards	$4,737,477	$3,338,878	$2,787,876
Share-based compensation expenses	1,254,038	721,817	681,424
Less: valuation allowance	(5,991,515)	(4,060,695)	(3,469,300)
Deferred tax asset, net	$-	$-	$-

The following table sets forth the changes in valuation allowance:

	For the year ended June 30,
	2026	2025
Balance at beginning of the year	$4,060,695	$3,469,300
Addition	1,930,820	591,395
Balance at end of the year	$5,991,515	$4,060,695

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon historical operating results and projections for future taxable income, management provided full valuation allowance for the deferred tax assets for the years ended June 30, 2026 and 2025. As of June 30, 2026 and 2025, tax loss carry-forward amounted to approximately $29 million and $20 million, respectively can be carried forward indefinitely.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2026, and 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended June 30, 2026 and 2025. The Company’s major tax jurisdiction is Hong Kong. The tax years 2020 through 2026 remain subject to examination by the Hong Kong Inland Revenue Department (the “HKIRD”). The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2026.

Note 8 – Shareholder’s equity

Ordinary Shares

Regencell Bioscience Holdings Limited (Cayman) was established under the laws of Cayman Islands on October 30, 2014. The authorized number of Ordinary Shares is 100,000,000,000 shares with a par value of $0.00001 per ordinary share, and 495,884,376 Ordinary Shares and 494,488,908 Ordinary Shares were issued and outstanding as of June 30, 2026 and 2025, respectively.

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

Registered Direct Offering (“RDO”)

On May 22, 2026, the Company completed a registered direct offering, with certain investors for the purchase and sale of 985,222 of our ordinary shares, par value $0.00001 per share, at a purchase price of $20.30 per ordinary share. The aggregate net proceeds to us were approximately $18.62 million.

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

On January 1, 2022, the board of the Company granted issuance of 15,585 (or 592,230 after giving retroactive effect to the 38-for-1 forward stock split) options to a certain director under the Plan. These options will be exercisable at $31.85 (or $0.84 after giving retroactive effect to the 38-for-1 forward stock split) per share, of which 25% vest on each anniversary over four years following the issuance date and is valid for 10 years once vested.

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

For the years ended June 30, 2026, 2025 and 2024, key inputs used to estimate the fair value of share options on the grant dates are as follows:

Black-Scholes option pricing model

Options granted in June 2021
Risk-free interest rate	0.87%
Expected life of the options	6.25 years
Expected volatility	64.75%
Expected dividend yield	0.00%
Fair value	$0.14 *

Binomial option pricing model

Options granted in January 2022
Fair value of the ordinary shares on the date of option grant	$0.63 *
Risk-free interest rate	1.53% to 1.589%
Option life	10 years
Expected volatility	88.68% to 94.17%
Expected dividend yield	0.00%
Exercise price	$0.84 *
Expected early exercise multiple	2.80

Options granted in June 2025
Fair value of the ordinary shares on the date of option grant	$10.39
Risk-free interest rate	4.23%
Option life	10 years
Expected volatility	65.34%
Expected dividend yield	0.00%
Exercise price	$17.40
Expected early exercise multiple	2.80

*	These have been restated for the 38-for-1 forward stock split.

A summary of activities of the share options for the years ended June 30, 2026 and 2025 are presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Grant-date Fair value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		$	$	Year	$
Outstanding as of July 1, 2024	28,673,014	0.26	0.15	7.06	-
Granted	592,230	17.40	10.39	10.00	-
Expired, forfeited or cancelled	(4,774,738)	0.25	0.14	6.55	-
Outstanding as of June 30, 2025	24,490,506	0.68	0.40	6.16	440,464,693
Exercised	(410,246)	0.25	0.14	5.05	-
Repurchased(2)	(123,498)	0.59	0.42	5.31	-
Expired, forfeited or cancelled	(2,035,736)	0.25	0.14	5.55	-
Outstanding as of June 30, 2026	21,921,026	0.73	0.43	5.17	117,555,247
Exercisable as of June 30, 2026	21,476,854	0.38	0.23	5.09	122,578,832
Vested and Expected to Vest as of June 30, 2026	21,921,026	0.73	0.43	5.17	117,555,247

Notes:

(1)	The above table reflects the 38-for-1 forward stock split.
(2)	In May and June 2026, the Company repurchased 123,498 vested stock options from two independent directors and one former independent director, which had been previously granted through its 2021 Share Option Plan.

During the year ended June 30, 2026, the Company recognized share-based compensation expense of approximately $3,226,000 (2025: $245,000 and 2024: $449,000) for share options granted.

As of June 30, 2026, total unrecognized employee share-based compensation, may be adjusted for actual forfeitures occurring in the future were approximately $2,948,000 which are expected to be recognized over a weighted-average period of 3 years.

Public Offering Warrants

In connection with and upon closing of the Public Offering and overallotment on July 20, 2021 and August 19, 2021 respectively, the Company issued warrants equal to 2.5% of the shares issued in the Public Offering, totaling 57,500 units (or 2,185,000 after giving retroactive effect to the 38-for-1 forward stock split) and 8,125 units (or 308,750 after giving retroactive effect to the 38-for-1 forward stock split) to the placement agents for the offering (the “Public Offering Warrants”). The warrants carry a term of five years, and shall not be exercisable for a period of 180 days from the closing of the Public Offering and shall be exercisable at a price equal to $0.28 (after giving retroactive effect to the 38-for-1 forward stock split) per share. Management determined that these warrants meet the definition of a derivative under ASC 815-40, however, they fall under the scope exception which states that contracts issued that are both a) indexed to its own share; and b) classified in shareholders’ equity are not considered derivatives. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ deficiency.

The aggregated fair value of the Public Offering Warrants on July 20, 2021 was $0.27 million. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $9.27 (or $0.24 after giving retroactive effect to the 38-for-1 forward stock split); risk free rate of 0.68%; expected term of 5 years; exercise price of the warrants of $10.45 (or $0.28 after giving retroactive effect to the 38-for-1 forward stock split); volatility of 65.24%; and expected future dividends of nil. As of June 30, 2025, all warrants were issued and exercised.

The aggregated fair value of the overallotment Warrants on August 19, 2021 was $0.03 million. The fair value has been estimated using the Binomial model with the following weighted-average assumptions: market value of underlying share of $6.30 (or $0.17 after giving retroactive effect to the 38-for-1 forward stock split); risk free rate of 0.77%; expected term of 5 years; exercise price of the warrants of $10.45 (or $0.28 after giving retroactive effect to the 38-for-1 forward stock split); volatility of 82.66%; and expected future dividends of nil. As of June 30, 2025, all warrants were issued and exercised.

Note 9 – Leases

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

During the years ended June 30, 2026 and 2025, we entered into agreements to lease usage of office space and staff quarters with third parties. The leases were for two-year term and three-year term.

Payments for operating leases were $346,958 and $349,978 for the years ended June 30, 2026 and 2025, respectively.

All the above leases were classified as operating at the inception of the lease. The lease does not contain any residual value guarantees or material restrictive covenants. The Company has no finance lease. The components of lease expense consist of the following:

	Classification	Year Ended June 30, 2026	Year Ended June 30, 2025
Operating lease costs	General and administrative expenses	$350,827	$315,051

Balance sheet information related to leases consists of the following:

	Classification	June 30, 2026	June 30, 2025
Assets
Operating lease – ROU assets	Right-of-use assets	$295,620	$544,385

Liabilities
Operating lease liabilities	Current portion	$236,312	$312,780
Operating lease liabilities	Non-current portion	59,499	231,635
Total lease liabilities		$295,811	$544,415

Weighted average remaining term (years)
Operating leases		1.22	1.28

Weighted average discount rate
Operating leases		5.69%	5.88%

The following table sets forth the Company’s minimum lease payments in future periods:

June 30, 2026
For the years ending June 30,
2027	$258,094
2028	49,580
2029	-
Total minimum lease payments	$307,674
Less: imputed interest	(11,863)

Total:	$295,811

Note 10 – Segment

In accordance with ASC 280, Segment Reporting, an operating segment is a component of an enterprise that engages in business activities, whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to assess performance and allocate resources, and for which discrete financial information is available. The Company has identified its Chief Executive Officer as its CODM. The Company operates and manages its business as a single segment – in the research and development of the Company’s product candidates. The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net loss that also is reported as consolidated net loss on the statement of operations and comprehensive loss, after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes functional expenses (i.e., research and development, and general and administrative) at the consolidated level to manage the Company’s operations. Other segment items included are share-based compensation, interest income and other income, net, which are reflected in the segment and consolidated net loss. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

The following table presents financial information, including significant segment expenses, which are regularly provided to the CODM and included within segment and consolidated net loss:

	For the year ended June 30,
	2026	2025	2024
Expenses
Operating expenses, excluding share-based compensation, depreciation and amortization expense:
Selling and marketing	$6,486	$8,014	$125,427
General and administrative
Salaries and related benefit	2,383,902	912,948	1,214,852
Professional fees	3,709,008	583,293	303,577
Rental expenses	450,699	542,749	521,814
Other expenses*	570,671	499,638	720,949
	7,114,280	2,538,628	2,761,192
Research and development
Salaries and related benefit	1,009,370	593,804	606,761
Supplies and materials	74,571	73,325	85,910
Other expenses*	213,263	233,714	402,345
	1,297,204	900,843	1,095,016
Share-based compensation
General and administrative	3,223,160	197,361	478,094
Research and development	2,423	47,447	(28,783)
	3,225,583	244,808	449,311
Depreciation	80,908	77,692	305,780
Total operating expenses	11,724,461	3,769,985	4,736,726
Operating loss	(11,724,461)	(3,769,985)	(4,736,726)
Other income, net	22,520	185,772	373,505
Income tax expense	-	-	-
Segment and consolidated net loss	(11,701,941)	(3,584,213)	(4,363,221)

*	Other expenses include travelling, transportation, entertainment and other sundries expenses.

Note 11 – Commitments and contingencies

Contingencies

From time to time, we may be subject to legal or administrative proceedings, investigations and claims arising in the ordinary course of our business. In addition, following volatility in the market for our Ordinary Shares in the first half of 2025, the Company received correspondence and a subpoena from the U.S. Department of Justice (“DOJ”) in July 2025, indicating that the DOJ is conducting an investigation into the trading in our Ordinary Shares. The DOJ has requested the production of documents and communications concerning these and other corporate operational, financial and accounting matters. We are cooperating with this investigation, but we cannot predict its ultimate resolution. We expect to continue to incur significant legal costs and other expenses in connection with responding to the investigation. We may be required to pay fines, penalties, damages or settlement costs in excess of our insurance coverage, if any, related to the investigation. While we are not currently subject to any legal or administrative proceedings in relation to the investigation, it is possible that government investigations, including the pending investigation in which we are involved, and related legal and administrative proceedings in the future, if any, could result in the institution of administrative, injunctive, or other proceedings against us and/or our directors, officers, or employees or the imposition of fines, suspension, or other remedies and sanctions. Any such material costs and expenses or injunctive relief could have a material adverse effect on our financial condition and results of operations. Since the Company cannot predict the ultimate resolution might have on the Company’s financial position, results of operations or liquidity, the Company has not established any provision for losses relating to this matter.

In addition, on April 24, 2026, a single shareholder filed a putative class action complaint against the Company and certain of its directors and/or officers with the U.S. District Court for the District of Maryland, asserting claims under the Exchange Act related to the Company’s statements concerning the volatility in the market for our Ordinary Shares. On September 14, 2026, the Court-appointed lead plaintiff filed a notice of voluntary dismissal requesting that all claims be dismissed and the Court has now closed the case. However, as the market price for our Ordinary Shares may be volatile, there can be no assurance that other shareholders will not assert claims against the Company.

Note 12 – Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the Company issued these consolidated financial statements on October 7, 2026. Based on the review, the Company did not identify any subsequent event that would have required adjustment or disclosure in the consolidated financial statements.